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GAZIT GLOBE

Annual Report

2016

MORUMBI
TOWN

CHAIRMAN’S STATEMENT

I am pleased to report that 2016 was a year of continued progress and prosperity for our company and a year in which we took a number of transformational steps in advancing our company’s strategy. Over the course of the year, we made substantial progress in executing our capital recycling program focused on improving the quality of the Company’s assets, completing value enhancing development and re-development projects, and further strengthening our portfolio and operations. I firmly believe that Gazit-Globe entered 2017 well set for the future and in a strong position to take advantage of new opportunities that lie ahead. I am also confident that our dedicated and talented management team will continue to successfully deliver shareholder value.

As we reflect on 2016, I want to highlight our most significant transaction of the year, which was the agreement upon the merger of Equity One with Regency Centers. This transaction delivered a premium of approximately 14% to Equity One’s shareholders and created one of the largest supermarket-anchored shopping center REITs in the US. With the deal completed, the combined entity now owns over 5.4 million sqm of retail GLA, with a market capitalisation of over US$11 billion, and has since been included in the S&P 500 index. Gazit Globe is the largest shareholder in the combined entity and the transaction improves our FFO from the US by more than 10% and serves as a great example of how we are able to create value and improve returns for Gazit’s investors alongside all our shareholders. For Gazit, the completion of this merger leads to both an increase in shareholder equity of NIS 650 million to NIS 8.15 billion and a decrease in our LTV to 50.1%.

The Equity One transaction also helped advance our goal of simplifying Gazit’s company structure and, over time, shifting our weight towards direct real estate investments. I’m pleased to report that we made solid headway towards this goal during 2016 and at year-end approximately 25% of our portfolio was held directly, compared to approximately 19% in 2015, with the most notable progress in Israel and Brazil. Our focus remains on well positioned shopping centers in the right locations with a strong emphasis on tier one cities across the globe.

This approach is particularly well illustrated in our development pipeline, where we have active developments or large scale expansions and refurbishments ongoing in Warsaw, Helsinki, Toronto, San Francisco, Washington D.C. and Sao Paulo. As such, the global footprint our portfolio covers offers both a level of opportunity and diversification that is difficult to replicate. The numbers illustrate this point best - we are active in over 20 countries and our portfolio of high quality supermarket-anchored retail properties that dominate their local catchment markets spans approximately 30 leading metropolitan areas.

Throughout the year we also made further substantial progress in upgrading the quality of our assets and continued the process of divesting non-core investments and recycling capital into opportunities which offer longer-term growth potential, having disposed of NIS 1.5 billion and acquired NIS 4.6 billion of assets during the year. Disposals were concentrated in sales of non-core properties which were either in second-tier cities, were smaller assets that are less efficient to manage, and/or were assets with lower growth potential. These included a €103 million portfolio of 10 small retail assets in the Czech Republic and our single center in Latvia, as well as around USD 115 million of sales made by our subsidiaries in North America. We also divested the Dori Construction business, as we increased focus on pure retail real estate investments, playing to our core competency as a global leader in this field.

2.  Gazit-Globe Ltd. Annual Report 2016

In terms of our financial results, rental income levels and net operating income were flat as we brought down our leverage from 51.3% to 50.1% and as we continued to go through the process of enhancing the quality of our assets. It’s also worth pointing out that the company’s earnings account for just NIS 0.3 billion of the NIS 0.9 billion profit we made from the Equity One/ Regency transaction, which was a major event for the Group and a real “win-win” for all stakeholders.

We are pleased to report that the Group has a strong balance sheet and healthy cash position at the end of the year and that we improved liquidity further in 2017 with the closing of the Equity One and Regency Centers transaction. Additionally, we clearly demonstrated our ability to bring cash onto the Group balance sheet through the sales of both First Capital Realty and Regency Centers shares in March, where we generated NIS 1.2 billion of cash from these two transactions in a single week. The process of further reducing debt remains a clear target for the company as we continue to work hard towards achieving an international credit rating, which would substantially enhance Gazit Globe’s access to the global capital markets .

In my letter to shareholders last year, you will remember that I addressed our investment in BR Malls in Brazil. Through Gazit Brazil we leveraged our local team’s deep market knowledge to identify and make an opportunistic investment in an undervalued company. Subsequently, and because this investment was not in line with our primary goal of focusing on direct real estate investments, we again used our local understanding and expertise to sell this holding and “cash-out” a profit of over NIS 125 million within a year, in order to re-invest the proceeds in private real estate in Sao Paulo in a tax deferred manner.

At the other end of our active portfolio repositioning, we have been recycling capital and investing in high-quality assets, further enhancing our portfolio. Over the course of the year we invested NIS 4.6 billion in acquiring dominant properties that are centrally located in large cities with rental growth potential and in the development and redevelopment of existing prime properties. Some of the most notable new investments for me during the year include First Capital Realty’s acquisition of the c8,000 sqm flagship retail space at the bottom of the famous One Bloor skyscraper development in Toronto and the purchase of the full freehold of the Paulista Avenue shopping center in Sao Paulo, where the daily footfall exceeds one million people!

In terms of large scale developments, the completion of our 30,000 sqm Morumbi center in Sao Paulo, which was 97% occupied upon opening is an exemplar of how we can bring our global and local expertise together to create a first class product, as well as our ability to identify attractive investment and development opportunities in the areas in which we operate.

Where we have possibly been most active, however, has once again been in the initiatives we have undertaken to enhance, expand and future-proof the existing assets in our portfolio, where we have 24 projects currently underway with a total cost to completion of NIS 1.8 billion that will deliver around 300,000 sqm of new GLA. As part of this rolling program, we opened the first phase of our expansion of the Iso Omena center in Helsinki in August, with the project due to complete in April 2017 when, at around 100,000 sqm, it will be one of the largest shopping centers in Finland. We also completed the first phases at Yorkville, in Toronto, and our flagship Promenada center in Warsaw, with the second phase of both of these centers progressing well, and on-time and on-budget.

Looking ahead, and as previously highlighted, we expect our primary focus to be on increasing our levels of direct investment, with a particular emphasis on looking for investments in North America in the coming years. It remains the world’s most liquid market and, with our highly skilled, deeply entrenched, and longstanding team in the US there are plenty of opportunities for us to capitalise on in attractive major US cities. We also remain committed to our businesses in Europe and N. America which have strong fundamentals and growth prospects, as well as our private businesses in Israel and Brazil, where, with our strong local teams, we continue to build a portfolio that will deliver value and sustainable income returns over the long term.

Gazit-Globe Ltd. Annual Report 2016 .3

We also anticipate building on the strong momentum we have achieved in Brazil where, over the past four years, we have grown assets under management six-fold from approximately BRL 200 million to BRL 1.8 billion. Over the same timeframe, we have grown GLA from approximately 25,000 sqm to 135,000 sqm, of which 55,000 sqm were added in 2016 alone. Our conviction regarding the enormous potential of this market is underpinned by the market’s huge undersupply of high-quality urban shopping centers that has not kept up with the increasing demand from a growing population, and more importantly, a rising and highly aspirational middle class. Several years ago we made a macro call on Brazil that to some seemed contrarian. With the positive changes that took place this year, more and more investors are beginning to look towards the country as a destination for investment and as time goes by we fully expect that with regards to our activities in Brazil we will be credited as pioneers.

The inexorable march of e-commerce and shifting consumer habits continue to influence our business and, indeed, our entire sector. We are acutely aware that it is imperative to ensure that we not only keep up with this evolution, but that we are also able to both predict and stay ahead of it. I have detailed in this letter and in my few prior Chairman letters our ongoing program of upgrading and extending our dominant centers and the overall reshaping of our portfolio - and this strategy aims to do just that. At the same time, we must continue to evolve our tenant mix to incorporate more e-commerce resistant uses such as food, leisure, medical services and experiential tenant uses. Over time, we must provide the best locations and formats that allow our strong retail brand partners to showcase their products as part of their Omni-channel online and physical sales strategies. Concurrently, we are reducing our exposure to those tenants selling less e-commerce resistant products which not only have a less certain physical retail future, but also do not drive footfall. In fact, to date, we get almost 50% of our income from businesses which we view as essentially “e-commerce proof” such as services based tenants, healthcare clinics, fitness centers, restaurants and beauty salons, and a substantial portion of our remaining income is what we view as highly “e-commerce resistant” from tenants including supermarkets, and discount retailers with unique in-store selections.

Against this backdrop, we remain entirely confident about the long term prospects of our portfolio. The point we want to reiterate is that in addition to needing to consume daily necessity goods, people will continue to seek places to meet socially, eat, shop, play, and access services such as health care treatment in convenient locations, which are the experiences we provide at our centers. As a result, more service and leisure offerings are an important and integral part of attracting and keeping customers, as is increasing our levels of digital interaction with our visitors.

It would be impossible to provide a review of 2016 without considering the two significant unexpected and politically divisive events of the year; first, the UK’s vote to ‘Brexit’ from the European Union and second, the election of Donald Trump as President of the United States. While views on the long-term implications of these events are widely divergent, they have had little or no impact on consumer confidence or demand in the areas in which we operate, nor on customer shopping habits. As always, let me remind you that our shopping centers provide daily necessity goods and services for ever-increasing urban populations and as such, have proven to be quite resistant to geo-political change. General elections will be held in France and Germany later in the year and, while the recent election in the Netherlands was more ‘business as usual’, on the basis of what we saw in 2016, we should not dismiss the possibility of more surprises.

Before I sign off I would just like to once again thank Rachel Lavine who stepped down as CEO of Gazit-Globe in early January. She has contributed a significant amount to the Group over the past nine years, including her six years as CEO of Atrium, and I am pleased that she remains on the boards of both Citycon and Atrium so that we can continue to benefit from her expertise.

At the same time, I was also delighted that we were able to welcome my partner, Dori Segal, back as CEO. He has been with the group for almost 25 years, including 10 years as CEO, and we look forward to continue to implement our strategy and take the company forward under the leadership of our experienced and highly aligned management team.

I would like to thank all of our talented management and staff, wherever they are based, for their hard work and dedication throughout the year, and to our shareholders and all of our other stakeholders for their trust and confidence in our strategy and our management team’s ability to create sustainable value.

Chaim Katzman

Chairman of the Board

4. Gazit-Globe Ltd. Annual Report 2016

PERIODIC REPORT FOR 2016

Chapter A	–	Description of the Company's Business	2

Chapter B	–	Directors' Report on the State of the Company's Affairs	90

Chapter C	–	Consolidated Financial Statements as of December 31, 2016	160

Chapter D	–	Additional Details Regarding the Company (Including a Corporate Governance Questionnaire)	276

Chapter E	–	Separate Financial Statements as of December 31, 2016	339

Chapter F	–	Annual Report on the Effectiveness of Internal Control over Financial Reporting and the Disclosure	362

CHAPTER A – DESCRIPTION OF THE COMPANY'S BUSINESS – TABLE OF CONTENTS

Section		Page

1	The Company’s activities and its business development	3

2	Investments in the Company’s capital and transactions in its shares in the last two years	6

3	Dividend distributions in the last two years	6

4	Financial information concerning the Company’s fields of operation	7

5	General environment and the effect of external factors on the Company’s operations	10

6	Acquisition, development and operation of shopping centers in the United States	11

7	Acquisition, development and operation of shopping centers in Canada	14

8	Acquisition, development and operation of shopping centers in Northern Europe	28

9	Acquisition, development and operation of shopping centers in Central and Eastern Europe	41

10	Supplementary activities of the Company that do not comprise a separate segment	53

11	Required adjustments at the Group level	63

12-27	Issues relevant to all fields of operation of the Group	64

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

GAZIT-GLOBE LTD

PERIODIC REPORT DESCRIBING THE COMPANY'S BUSINESS

The Company's operations are described on a consolidated basis, unless explicitly stated otherwise.

A.	Description of the general development of the Company's business and a summary description of its fields of operation

1.	The Company’s activities and its business development

1.1.	Gazit-Globe Group - General

Gazit-Globe Ltd. (the “Company"), through its affiliates1, public and private companies (collectively: the “Group”), is engaged in the acquisition, development and management of supermarket-anchored shopping centers in 20 countries worldwide, and focuses on urban growth markets. In addition, the Group works to identify and realize business opportunities by way of acquisition of shopping centers and/or companies operating in its sector (including with partners), in the regions in which it operates and in other regions.

The Group's activity includes several fields of operation as follows:

A.	Acquisition, development and management of shopping centers in Canada – activity carried out through the subsidiary First Capital Realty Inc. ("FCR")[2].

B.	Acquisition, development and management of shopping centers in Northern Europe – activity carried out through the subsidiary Citycon Oyj ("CTY").

C.	Acquisition, development and management of shopping centers in Central and Eastern Europe – activity carried out through Atrium European Real Estate Limited ("ATR").[3]

The Company has additional activities that do not separately meet the threshold of a field of operation – these activities include:

•	The acquisition, development and management of supermarket-anchored shopping centers in Brazil;

•	The acquisition, development and management of supermarket-anchored shopping centers in Israel;

•	The acquisition, development and management of supermarket-anchored shopping centers in Germany. For details refer to section 10 below;

•	In addition, until March 1, 2017, the Company also operated in the acquisition, development and management of shopping centers in the United States as a separate operating segment. This activity was carried out through the subsidiary, Equity One, Inc. ("EQY"), which is presented in the financial statements for 2016 as a discontinued operation. Following the completion of a transaction for the merger of EQY into Regency Centers Corporation ("REG") (see sections 1.5 and 6 below), the Company no longer consolidates the financial statements of EQY. To the date of issue of the report, the Company holds 11.5% of the issued and paid share capital in REG.

The Group will be described below according to the fields of operation specified in sections A to C above as well as the additional operations specified above, unless the information provided is relevant to all fields of operation, in which case it will be presented in a consolidated manner, and unless the information pertains to certain issues that concern the description of the Company itself, in which case it will be stated separately. The data included in the description of each of the investment property-related fields of operation (namely fields A to C above) will be presented according to the principal geographic regions in which the activity in each field is focused and the main use of the properties is exclusively commercial.

[1]	Reference to affiliates includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

[2]	On March 22, 2017, the Company completed the sale of 9 million shares of FCR and no longer controls FCR. Accordingly, starting in the first quarter of 2017, it will discontinue the consolidation of FCR's financial statements and will account for the balance of the investment on FCR by the equity method.

[3]	As from January 2015, the Company is the sole controlling shareholder of ATR, and as of its financial statements for the first quarter of 2015 the Company consolidates ATR's financial statements (prior to said date, ATR was a jointly controlled company that was presented by the equity method). For additional details regarding the said share acquisition, refer to Note 39a to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

1.2.	The Company was incorporated in May 1982 and issued its first prospectus on the Tel Aviv Stock Exchange Ltd. (the "Tel Aviv Stock Exchange") in January 1983.

In December 2011, the Company initially issued a prospectus for the issuance and listing of its shares on the New York Stock Exchange (NYSE), and in October 2013, the Company completed the listing of its shares on the Toronto Stock Exchange (TSX) (the "New York Stock Exchange" and the "Toronto Stock Exchange", respectively), and its shares are since listed on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, under the ticker symbol "GZT".

1.3.	As of December 31, 2016, the Group owns and operates 426 properties with a Gross Leasable Area (“GLA”) of 6.6 million square meters. These properties comprise 418 shopping centers of different sizes, of which 3 shopping centers are under development, and 8 other properties. These properties are recorded in the Company's books at their fair value of NIS 78.7 billion (NIS 84.9 billion assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group). These properties generate gross annual rental income (calculated according to the properties owned and to the currency exchange rates as of December 31, 2016) of NIS 6.4 billion (NIS 6.8billion assuming consolidation of jointly controlled companies that are presented according to the equity method and inclusion of all rental income from properties managed by the Group) from close to 15 thousand lease agreements. The Company estimates that it is one of the world’s largest operators and developers of supermarket-anchored shopping centers. The data presented in this section above include data pertaining to the properties of EQY, which, to the date of issue of this report, has been merged into REG, as described in sections 1.5 and 6 of this report.

1.4.	The majority of the Company's properties are neighborhood and regional shopping centers, located in growing urban areas, which are leased mainly to supermarket and other retail chains that provide essential services and needs to the population (in addition, the Company owns real estate for future development)[4]. As of December 31, 2016, the Company does not have a principal tenant[5], and as of that date, the tenant that generates the highest revenue for the Group, out of all its tenants, is Loblaw Companies Limited, a food and pharma chain in Canada, the income from which represented 3.2% of the Group's rental income in 2016 (in 2015 – 3.4%).

1.5.	Following is description of the Company's business in the different territories in which it operates:

United States - In the United States, the Group operates since 1992, through EQY, a public company listed on the New York Stock Exchange that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores. As of December 31, 2016, the Company owns %34.3 of EQY's share capital.

In November 2016, EQY entered into a merger agreement with REG, a U.S. Real Estate Investment Trust (REIT) that owns, operates and develops neighborhood and community supermarket-anchored shopping centers and is listed for trade on the NYSE. Pursuant to the agreement, EQY will be merged with and into REG, to the effect that REG will be the surviving entity in the merger. Upon completion of the merger, the equity holders in EQY (including the Company) will receive shares in REG, in lieu of their shares in EQY, according to a swap rate of 0.45 shares in REG for every share in EQY. The merger transaction was completed on March 1, 2017 and, to the date of completion of the transaction, the Company held close to 13.2% of the merged company.

In the financial statements for 2016, the assets and liabilities of EQY are presented as a discontinued operation under "assets and liabilities held for sale". Accordingly, the comparative figures have been restated to reflect the change in the presentation of EQY's operation. Following the completion of the merger transaction, the Company discontinued the consolidation of EQY. For additional information on the accounting treatment of the merger transaction and the presentation of the merged company in the financial statements of the Company, see Note 9d to the financial statements.

For additional information on the merger transaction, including the engagement of the Company in a governance agreement, see sections 6.1 and 22.4 below.

[4]	The Group owns unutilized construction rights in income-producing properties (which are not comprised of land), of a volume that is not material to the Company.

[5]	As this term is defined in the draft Securities Regulations (Details, Structure and Form of a Prospectus), 1969, published in December 2013, which anchor the disclosure guideline on investment property activity (as published by the Israel Securities Authority in January 2011).

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

On March 2, 2017, the Company sold 2.8 million shares of REG, representing 1.6% of the share capital of REG, in consideration of approximately U.S.$ 192 million. Following the sale and to the date of issue of this report, the Company holds 11.5% of the share capital and voting rights in REG. For additional details, refer to Note 39b to the financial statements.

In addition, until August 2015, the Group operated in the United States through ProMed Properties Inc. (100%) in the medical office buildings sector.

Canada - the Group operates in Canada since 1997, and since 2000 it operates there through FCR, a public company listed on the Toronto Stock Exchange, that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, and is one of the largest companies in Canada in this sector. As of December 31, 2016, the Company owns %36.4 of FCR's share capital. (For details regarding the sale of 9 million shares of FCR in consideration of C$ 185 million after the date of the report and an option granted by the Company for the acquisition of an additional 1.35 million shares of FCR, see section 7 of the report. As a result of the sale, the Company will discontinue the consolidation of the financial statements of FCR. For additional details on the accounting treatment of FCR following the sale, see Note 39a to the financial statements).

Northern Europe - In Northern Europe, the Group operates, since 2004, through CTY, a public company whose shares are listed on the Helsinki Stock Exchange (OMX) in Finland. CTY is the owner, operator and developer of income-producing properties, mainly shopping centers and other retail properties of different sizes, in the Nordic countries: Finland, Norway Sweden, Estonia and Denmark. As of December 31, 2016, the Company owns %43.9 of CTY's share capital. For the shareholders' agreement between the Company and CPP Investment Board European Holdings S.ar, a wholly-owned subsidiary of Canada Pension Plan Investment Board ("CPPIBEH"), refer to section 22.5 below.

Central and Eastern Europe - Since 2008, the Group operates in Central and Eastern Europe through ATR, which is listed on the Vienna Stock Exchange (VSE) in Austria and on the NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, operator and developer of income-producing properties, mainly supermarket-anchored shopping centers of different sizes and other retail properties, and 75% of its activities are concentrated in leading urban areas in Poland, the Czech Republic, Slovakia and Russia. As of December 31, 2016, the Company owns %59.5 of ATR's share capital. For details regarding the agreement between the Company and ATR, refer to section 22.4 below.

Brazil - Since 2007, the Group operates in the shopping centers sector in Brazil through a wholly-owned subsidiary ("Gazit Brazil"), which operates primarily in São Paulo.

Israel - Since 2005, the Group has been operating in Israel through Gazit-Globe (Israel) Development Ltd. ("Gazit Development"), which engages in the acquisition, development and operation of shopping centers, mainly in Israel but also in Bulgaria and Macedonia. In the reporting period, the Company acquired the holdings of Mr. Ronen Ashkenazi, who owned the remainder of Gazit Development's shares, and as of December 31, 2016, the Company owned %100 of Gazit Development's share capital.

Germany - Since 2006, the Group operates in the shopping centers sector in Germany through wholly-owned subsidiaries ("Gazit Germany"). As part of the Company's strategy, it continues to pursue opportunities to maximize the value of the remaining properties in Germany.

Furthermore, until January 2016, Gazit Development owned U. Dori Group (presently, Amos Luzon Development and Energy Group Ltd.; "Luzon Group"), a public company listed on the Tel Aviv Stock Exchange that engages in the initiation and construction of residential projects. For details regarding the sale of Gazit Development's entire holding in Luzon Group in January 2016, refer to section 10 below and to Note 9g to the financial statements. Following the sale, starting in the first quarter of 2016, the operations of Luzon Group are no longer consolidated in the financial statements of the Company

1.6.	Group structure

For a description of the structure of the principal companies in the Group as of December 31, 2016, refer to section 1.6 of the Directors Report.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

2.	Investments in the Company’s capital and transactions in its shares in the last two years

2.1.	On December 31, 2015, the Company issued to the public 17,018,270 ordinary shares at a price per share of NIS 35.5, for a total gross consideration of NIS 604 million, according to a shelf offer report published by the Company under its shelf .As part of the issuance, a subsidiary of Norstar acquired 8,500,000 shares for a total consideration of NIS 294 million.

2.2.	For details regarding a plan for the repurchase of Company shares that was adopted by the Company after the reporting period, see section 3.8 of the Directors' Report. To the date of this report, no shares have yet been purchased under the plan.

3.	Dividend distributions in the last two years

The following table presents summarized data of the dividends distributed by the Company to its shareholders from January 1, 2015 until immediately prior to the publication date of this report:

Amount
Date of distribution	(NIS in thousands)
April 14, 2015	82,076 (NIS 0.46 per share)
July 6, 2015	82,076 (NIS 0.46 per share)
October 14, 2015	82,078 (NIS 0.46 per share)
December 29, 2015	82,085 (NIS 0.46 per share)
April 20, 2016	89,923 (NIS 0.46 per share)
June 16, 2016	68,420 (NIS 0.35 per share)
September 12, 2016	68,420 (NIS 0.35 per share)
December 13, 2016	68,431 (NIS 0.35 per share)

The balance of distributable profits (in accordance with the profit test as defined in the Companies Law, 1999) as of December 31, 2016, amounted to NIS 5,699 million.

No restrictions have been imposed on the distribution of dividends by the Company within the framework of its financial liabilities to financial entities and to its debenture holders.

For details regarding the dividend distribution policy adopted by the Company’s Board of Directors, refer to section 3.3 of the Directors' Report.

On March 26, 2017, the Company's Board of Directors approved the distribution of dividend in the amount of NIS 0.35 per share and in a total amount of NIS 68.4 million.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

B.	Other information

4.	Financial information concerning the Company’s fields of operation

Below is a summary of the financial data for each of the Company's fields of operation (in NIS millions), based on Note 38 to the financial statements – Operating Segments Reporting. The data for the years 2015 and 2014 have been reclassified following the classification of EQY and Luzon Group as discontinued operations.

For the year ended December 31, 2016

	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	1,960	1,555	1,092	340	(146)	4,801
Field of operation rental income rate	41%	32%	23%	7%	(3)%	100%
Field of operation costs	808	559	628	153	(827)	1,321
Operating profit attributable to the Company's equity holders	435	434	263	176	166	1,474
Operating profit attributable to non-controlling interests	717	562	201	11	515	2,006
Total assets attributable to the field of operation	25,215	21,663	12,132	5,548	22,329	86,887
Total liabilities attributable to the field of operation	431	2,311	650	405	49,322	53,119

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 38 to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

For the year ended December 31, 2015

	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	2,001	1,421	1,192	344	(149)	4,809
Field of operation rental income rate	42%	30%	25%	7%	(4)%	100%
Field of operation costs	867	667	560	181	882	3,157
Operating profit attributable to the Company's equity holders	484	324	342	145	(1,014)	281
Operating profit attributable to non-controlling interests	650	430	290	19	(18)	1,371
Total assets attributable to the field of operation	23,179	21,679	12,892	4,454	22,032	84,236
Total liabilities attributable to the field of operation	399	436	570	74	51,762	53,241

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 38 to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

For the year ended December 31, 2014

	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central and Eastern Europe	Other segments	Consolidation adjustments (*)	Consolidated
	NIS millions
Field of operation rental income	2,100	1,366	1,372	459	(1,572)	3,725
Field of operation rental income rate	56%	37%	37%	12%	(42)%	100%
Field of operation costs	907	513	616	199	(978)	1,257
Operating profit attributable to the Company's equity holders	541	421	273	244	(225)	1,254
Operating profit attributable to non-controlling interests	652	432	483	16	(369)	1,214
Total assets attributable to the field of operation	26,282	16,116	14,217	5,198	8,171	69,984
Total liabilities attributable to the field of operation	458	332	579	87	42,658	44,114

(*)	For details regarding adjustments made to the amounts in the consolidated financial statements, refer to Note 38 to the financial statements.

The Company reports several operating segments, as specified in section 1.1 above.

For details regarding the changes in each of the aforesaid parameters in the years 2016 and 2015, refer to the Directors’ Report.

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

5.	General environment and the effect of external factors on the Company's operations

5.1.	The income-producing properties field is inherently exposed to developments in the business-economic environment. Accordingly, factors such as changes in consumer preferences (including the strengthening of alternative consumer platforms, such as e-trade platforms), changes in consumer spending power and habits, changes in interest rates, changes in currency exchange rates, fluctuations in inflation rates, as well as other factors, can affect the ability of property tenants to meet their commitments to the Group and, consequently, the ability of the Group to continue renting out its properties at the same rent levels. For details concerning risk factors that affect the Group’s operations, refer to section 27 below.

In light of the fact that the Group operates in geographical regions having different market characteristics and different macro-economic environments, the market characteristics and the macro-economic environment that may be relevant to the Group's operations in each of the main countries in which it operates and with respect to each of its fields of operation, will be specified within the framework of the description of each field of operation (refer to sections 6.3, 7.3, 8.3, 9.3, 10.1.4, 10.2.2 and 10.4.1 below). It should be emphasized that the market characteristics and the macro-economic environment do not necessarily directly affect the Company’s results in the immediate term.

5.2.	Entry barriers

The Company believes that the entry barriers in its fields of operation are as specified below:

•	Commencing operations in urban areas, either by constructing shopping centers and acquiring existing centers in urban areas or by the acquisition of existing operations, requires financial stability and financing capability which necessitate, mostly, having sizeable equity.

•	Entry into these fields of operation demands expertise and experience, primarily in the retail real estate sector, but also in the realm of financing. Additionally, property management and operating costs are influenced by the quantity of properties managed, and the operation and management of single centers constitutes a significant relative drawback when compared with asset management in the volume of the Group’s operations.

•	The Group’s fields of operation are characterized by its leases with anchor tenants, primarily major retail chains. Usually, a landlord who owns a large number of properties has an advantage when it comes to entering into leases and in relationships with large anchor tenants.

5.3.	Exit barriers

Considering the character of the Group's properties and operations, exiting its fields of operation would not be immediate and would depend on the sale of properties, which could take a substantial amount of time, and that is affected by perception of the requested consideration on the backdrop of the macroeconomic condition of the relevant market.

5.4.	Property acquisition criteria

The principal criteria guiding the Group when assessing the investment opportunities it encounters are as specified below:

•	The location of the property in urban growth markets with strong demographic characteristics and high entry barriers, including the population density and the dominance of the property in the area (catchment area), as well as the economic characteristics of the population.

•	The geographic location of the property, including access roads, its visibility and the availability of parking spaces in the property and around it;

•	Economic, demographic, and regulatory aspects, together with other conditions, at both a local and a regional level;

•	Aspects of competition from similar properties, including the likelihood of future competition and/or entry barriers for competitors;

•	Forecasts of the cash flows from the property and the potential for its increase, expansion or redevelopment over time, including the terms of the lease contracts and the present rental income compared with market conditions and the potential to increase rental income through re-leasing;

•	The tenant mix in the property and in the area, their financial soundness and their position as market leaders;

•	The level of demand and the supply of properties of a similar class in the area;

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•	Assessment of the existing and anticipated supply of commercial real estate in the region of operation, in relation to the growth in the local population and in its purchasing power ("retail density");

•	The success of similar investments in the area;

•	Proximity of the property to other properties of the Group, in a sense that is expected to improve the quality of the properties for the tenants and the consumers;

•	The ratio of the expected yield from the property to the cost of capital, and an assessment of the risks that are likely to be encountered in achieving this yield;

•	The value of the land, the environmental conditions, and the potential for increasing their value;

•	The size of the property and the possibility of expanding/renovating the property or re-tenanting it in such a manner as to increase the potential earning capacity of the property;

•	The operating profit of the property and its increase potential.

5.5.	Property disposal criteria

The principal criteria guiding the Group when assessing the disposal of properties are as specified below:

•	Failure to meet the Group's criteria for the acquisition of properties, as specified in section 5.4 above, including lack of fit of these properties to the Company's core activity, in terms of their character and location ("non-core assets”), as well as in terms of their location in cities with limited growth potential;

•	Exhaustion of the improvement potential of the property or of the activity;

•	Realization of real estate opportunities in a specific region.

5.6.	Legislative restrictions and competition structure

For details regarding legislative restrictions applying to the Group, refer to section 21 below; for details regarding the structure of the competition in the fields of operation, refer to section 13 below.

C.	Description of the Company's fields of operation

6.	Acquisition, development and management of shopping centers in the United States

6.1.	General

Until March 1, 2017, the Group operated in the U.S. through its subsidiary EQY, a public company that was listed on the NYSE and was the owner, operator, acquirer, developer and redeveloper of shopping centers and retail properties that are located mainly in urban growth markets.

EQY’s properties are located in growing metropolitan areas in the southeastern United States (mainly in Florida and Georgia), in the northeastern United States (mainly in New York State, Massachusetts and Washington DC) and on the West Coast (mainly in California). As of December 31, 2016, EQY owns  (including joint ventures6) 123 income-producing properties, (117 shopping centers of different sizes and 6 other properties7) with a GLA of 1.5 million square meters, as well as plots of land for investment.

In addition, EQY partly owns, through joint ventures (that are not jointly controlled), and manages 0 shopping centers in the United States and an office building with a GLA of 11 thousand square meters.

On November 15, 2016, EQY entered into a merger agreement with REG, a Real Estate Investment Trust (REIT) that is listed for trade on the NYSE ("the Merger Agreement"). Upon the completion of the merger, on March 1, 2017, EQY merged with and into REG, to the effect that REG is the surviving entity in the merger, and the equity holders in EQY (including the Company) received shares in REG, in lieu of their shares in EQY, according to a swap rate of 0.45 shares in REG for every share in EQY ("the Merger Transaction"), reflecting a premium of 13.7% to the equity holders of EQY, including the Company, over the market value of EQY (as of the date of engagement in the Merger Agreement).

Furthermore, on the date of completion of the Merger Transaction, three additional directors were appointed to the Board of Directors of REG: two independent directors on behalf of EQY and one director on behalf of the Company – Mr. Chaim Katzman, who was appointed Non-Executive Deputy Chairman of REG (as described below).

[6]	EQY is a partner in several joint ventures for investment in shopping centers in the United States (some of which are jointly controlled). EQY has a 20% to 50% stake in each of the joint ventures and the remainder is held by its aforesaid partners. EQY manages the properties that are owned by each of the joint ventures in return for management fees.

[7]	These other properties include mainly office, residential and medical office buildings.

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On the date of completion of the merger, the property portfolio of the merged company comprises close to 429 retail properties with a GLA of 5.3 million square meters across the United States.

The Merger Transaction does not involve an immediate tax liability.

Following the completion of the Merger Transaction, the Company no longer consolidates EQY, and Shares of REG that are held by the Company are presented in its financial statements as an available-for-sale financial asset. For additional details, see Note 9d to the financial statements.

Concurrently with EQY's engagement in the Merger Agreement, the Company (including through its wholly owned subsidiaries) entered into a governance agreement with REG, as described in section 22.4 of this report.

On March 2, 2017, the Company sold 2.8 million ordinary shares of REG, representing 1.6% of the share capital of REG, in consideration of approximately U.S.$ 192 million. Following the sale and to the date of issue of the report, the Company holds 11.5% of the share capital and voting rights in REG.

The debentures of REG (following the merger) have received a rating of BBB+ from S&P and Fitch and Baa2 by Moody's, with a stable outlook.

6.2.	Summary results of operations8,[9]

Following are the summary results in the field of operation for the years ended December 31, 2016, 2015 and 2014:

	In NIS thousands			In U.S.$ thousands
	For the year ended December 31
	2016	2015	2014	2016	2015	2014
Total rental income (consolidated)	1,384,970	1,340,815	1,188,443	360,577	344,985	330,441
Gains from revaluations (consolidated)	1,196,171	1,083,263	653,882	312,286	279,191	173,528
Operating profit (consolidated)(*)	882,979	903,843	720,142	229,878	232,576	201,593
Same property NOI (consolidated)	750,257	726,512	-	195,349	186,913	-
Same property NOI (Company's share)	258,638	307,889	-	67,338	79,212	-
Total NOI (consolidated)	1,036,763	987,978	873,752	269,941	254,192	244,567
Total NOI (Company's share)	357,373	418,705	387,755	93,050	107,733	108,588

(*) The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

Additional macro-economic data

While throughout 2015 EQY witnessed a gradual, continuous improvement in the economic conditions, the pace of the economic improvement varied among its different operating regions. EQY assesses that the continued growth and the diversity of its properties portfolio in quality urban markets, together with the lack of availability of commercial properties in the relevant operating regions, which limits competition, will continue to assist it in countering the effects of existing challenges on its business.

[8]	The data provided in this section are as stated in the Company's consolidated financial statements (and not in EQY's financial statements, which are reported in accordance with U.S. GAAP).

[9]	In this report, "same property NOI" means the NOI amount obtained from investment properties during the two-year period ended December 31, 2014, provided no material physical changes were made to these properties during the period.

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6.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics(*) of EQY's main operating regions:

Macro- economic parameters	USA			Florida			New York			California
	Year ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Gross domestic product (PPP)	U.S.$ 18,562 billion	U.S.$ 17,968.2 billion	U.S.$ 17,416 billion	U.S.$ 921 billion	U.S.$ 864 billion	U.S.$ 829 billion	U.S.$ 1,488 billion	U.S.$ 1,442 billion	U.S.$ 1,344 billion	U.S.$ 2,565 billion	U.S.$ 2,371 billion	U.S.$ 2,276 billion
GDP per capita (PPP)	U.S.$ 57,294	U.S.$ 55,904	U.S.$ 54,678	U.S.$ 44,684	U.S.$ 42,542	U.S.$ 41,673	U.S.$ 75,523	U.S.$ 72,828	U.S.$ 68,234	U.S.$ 65,262	U.S.$ 60,629.0	U.S.$ 58,652
GDP growth rate (PPP)	3.30%	3.17%	3.87%	6.59%	4.14%	3.25%	3.15%	7.31%	8.5%	8.19%	4.17%	9.4%
GDP growth rate per capita (PPP)	2.49%	2.24%	3.16%	5.04%	2.08%	1.69%	3.70%	6.73%	8.5%	7.67%	3.37%	8.0%
Inflation rate	2.10%	0.91%	2.36%	1.90%	1.60%	1.4%	1.60%	0.70%	0.3%	2.62%	1.46%	1.8%
Nominal yield on long-term government debt(**)	3.06%	3.01%	2.75%	3.70%	2.75%	2.45%	3.42%	3.17%	3.44%	3.25%	2.83%	3.1%
Rating of long- term government debt(***)	AA+/Aaa	AA+/Aaa	AA+/Aaa	A1	Aa1	Aa1	Aa1	Aa2	Aa1	Aa3	Aa3	Aaa3
Exchange rate of NIS to U.S.$ as of Dec. 31 (****)	3.841	3.8968	3.904	-	-	-	-	-	-	-	-	-
Unemployment rate(*****)	4.90%	5.29%	5.6%	4.90%	5.00%	5.6%	4.40%	4.80%	5.8%	5.20%	5.80%	7.0%

(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for the United States - the International Monetary Fund World Economic Outlook Database, October, 2016; it is noted that the International Monetary Fund data for 2016 are projections by the International Monetary Fund as of October 2016. Additionally, the product data for the years 2014-2016 that have been derived from the 2016 publication of the IMF are in terms of 2016 prices. For Florida, California and New York – according to the U.S. Government Spending publication.
(**)	For the United States - the U.S. Bureau of Labor Statistics for Florida, California and New York – based on the U.S. Government Spending publication for the period from October 2015 to October 2016.
(***)	For the United States - according to the U.S. Department of the Treasury, with respect to debentures for a 30-year period (www.treasury.gov) as of December 31, 2016; for Florida - according to FMS Bonds, Inc. with regard to Florida's government debentures for a 30-year period as of February 19, 2017; for California – according to the Municipal Bond publications of the yield on California government debentures redeemable in December 2032; for New York – according to the Municipal Bond publication of the yield on New York government debentures redeemable in December 2043.
(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com). For Florida, California and New York – according to Moody's.
(****)	According to OandA data (www.oanda.com), representative exchange rate as of December 31, 2014, December 31, 2015 and December 31, 2016.
(*****)	For the United States – according to data of the IMF World Economic Outlook Database as of October 2016. For Florida – according to the U.S. Department of Labor Statistics data.

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6.4.	Summary of balances:

The following table presents the long-term credit and loans (including current maturities of mortgages and debentures in the amount of U.S.$ 7 million) received by EQY to finance its operations (excluding loans of joint ventures presented according to the equity method), as of December 31, 2016(*):

	Balance (U.S.$ in thousands)	Weighted interest rate (**)	Average repayment period (years) (***)

Secured loans from financial institutions at fixed interest(***)	254,145	4.92%	5.9
Unsecured loans from financial institutions at variable interest(****)	662,182	2.06%	3.3
Unsecured debentures at fixed interest(*****)	496,653	3.79%	7.3
Total	1,412,980	-	-

(*)	The data provided in this section are as stated in the Company's consolidated financial statements and not in EQY's financial statements, which are reported in accordance with U.S. GAAP.
(**)	Calculated only according to the repayment dates of the credit principal.
(***)	Loans for specific use, taken to finance real estate properties.
(****)	An interest rate swap for a rate of 2.62% exists with respect to U.S.$ 250 million.
(*****)	Loans not designated for specific use.

6.5.	Financial covenants

Some of the debentures, loans and credit facilities granted to EQY and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants.

Also, some of the mortgages granted to EQY and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of 2016 and immediately prior to the completion of the merger with REG (see section 6.1 above), EQY and its wholly-owned subsidiaries were in compliance with all the prescribed covenants.

7.	Acquisition, development and management of shopping centers in Canada

7.1.	General

In Canada, the Group operates through the subsidiary FCR, a public company listed on the Toronto Stock Exchange (TSX), that is the owner, operator and developer of income-producing properties, mainly neighborhood and regional shopping centers that are anchored by supermarkets or by other retail stores, which are located mainly in urban growth markets, and is a market leader in its sector in Canada. FCR operates mainly in central Canada in Ontario, in eastern Canada in Quebec and Ottawa, and in western Canada in Alberta and in British Columbia. As of December 31, 2016, FCR owns 158 income-producing properties with a GLA of 2.3 million square meters, as well as 2 shopping centers under development and several plots of land for investment.

As of December 31, 2016, the Company owns 36.4% of FCR's share capital (34.5% on a fully diluted basis)10. In January 2016, a company that is wholly owned by the Company sold 6.5 million shares of FCR as part of the trading in the Toronto Stock Exchange in consideration of C$ 117 million, for details refer to Note 9e(5) to the financial statements.

[10]	In April 2016, the shareholders' agreement between the Company and Alony-Hetz Properties and Investments Ltd., concerning their holdings in FCR, was cancelled.

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Additionally, in March 2017, a wholly owned subsidiary of the Company sold 9 million shares of FCR in consideration of C$ 185 million (approximately NIS 500 million). Following the completion of the transaction, on March 22, 2017, the Company's holding (direct and indirect) in the share capital and voting rights of FCR amounted to 32.7%. Furthermore, the underwriters have been granted an option, effective for a period of 30 days from the date of completion of the sale, to purchase up to an additional 1.35 million shares of FCR at the same price. If the option is fully exercised, the Company would hold 32.1% of the share capital and voting rights of FCR. Following the sale, as above, the Company no longer controls FCR. Accordingly, starting in the first quarter of 2017, the Company will discontinue the consolidation of FCR's financial statements and will account for the balance of the investment by the equity method. For further details, refer to Note 39a to the financial statements.

FCR focuses on urban regions characterized by population stability or growth, and intends to continue working mainly in its target markets and their surroundings, among them Toronto, Calgary and Edmonton, Vancouver, Montreal, Ottawa and Quebec City (accounting for close to 95% of the minimum annual rental of FCR).

As part of FCR's goals, it intends to continue carrying out selective purchases of quality urban properties in attractive locations in its target markets and of properties adjacent to its existing properties, this alongside the redevelopment, expansion and improvement of exiting stable properties of FCR (primarily assets with a potential for additional future betterment), and to continue the selective sales of properties that are not conducive to its strategy. As of December 31, 2016, FCR has reserves of properties for development in high density areas with an area of 1.3 million square meters (of which 0.3 million square meters are designated for retail and 1.0 million square meters are designated for residential purposes). Out of the aforesaid, the Company has launched projects for the development 46 thousand square meters. The volume of FCR's activities in the development and redevelopment of its properties is usually less than 10% of its total assets (in terms of investment).

FCR also has mixed-use projects that incorporate both commercial and residential spaces.

The development, rent and management of the properties are carried out by FCR.

The rent agreements of FCR are mostly for periods of 5-20 years (5.3 years on average) and occasionally allow rent increases.

More than 90% of the income of FCR is derived from renters that provide essential services and needs, such as supermarkets, pharma chains, banks restaurants etc. FCR counts among its tenants Loblaw Companies Limited, a food and pharma chain in Canada accountable for 10.2% of FCR's rental income in 2016.

In addition, FCR has partnered with a third party and public institutions in a venture that holds and develops commercial properties. The partners in the venture have undertaken to invest C$ 320 million in the development of the venture's property portfolio (FCR's share – C$ 167 million, of which C$ 120 million was invested as of the date of the report).

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7.2.	Summary results of operation

Following are the summary results in the field of operation for the years ended December 31, 2016, 2015 and 2014 (in NIS thousands and in C$ thousands) (*):

	For the year ended December 31
	2016	2015	2014	2016	2015	2014
	In NIS thousands			In C$ thousands
Total rental income (consolidated)	1,959,720	2,001,175	2,099,965	676,284	656,643	648,441
Gains from revaluations (consolidated)	639,522	124,672	137,136	218,078	37,773	42,078
Operating profit (consolidated) (**)	1,152,338	1,133,811	1,193,274	397,302	371,572	368,651
Same property NOI (consolidated)	1,043,596	1,084,817	-	360,106	356,040	-
Same property NOI (Company's share)	393,559	462,911	-	135,802	151,929	-
Total NOI (consolidated)	1,223,107	1,254,220	1,318,205	421,997	411,743	406,909
Total NOI (Company's share)	461,256	535,199	589,901	159,143	175,698	182,093

(*)	Does not include income-producing properties which are partly owned by FCR, which are presented according to the equity method.

(**)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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7.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics (*) of FCR's main operating regions:

												Western Canada
	Canada			Central Canada – Ontario				Eastern Canada — Quebec				Alberta				British Columbia
	For the year ended December 31
	2016	2015	2014	2016		2015	2014	2016		2015	2014	2016		2015	2014	2016		2015	2014
Gross domestic product (PPP)(***)	CAD.$ 1,674 billion	U.S.$ 1,628. billion	U.S.$ 1,579. billion	(**	)	U.S.$ 763,276 million	U.S.$ 721,090 million	(**	)	U.S.$ 337,911 million	U.S.$ 370,064 million	(**	)	U.S.$ 326,433 million	U.S.$ 375,756 million	(**	)	U.S.$ 249,981 million	U.S.$ 237,188 million
GDP per capita (PPP) (***)	CAD.$ 46,240	U.S.$ 45,489	U.S.$ 44,519	(**	)	U.S.$ 55,322	U.S.$ 52,720	(**	)	U.S.$ 40,912	U.S.$ 45,048	(**	)	U.S.$ 78,100	U.S.$ 91,183	(**	)	U.S.$ 52,610	U.S.$ 51,136
GDP growth rate (PPP)	2.82%	3.98%	3.98%	(**	)	5.85%	3.65%	(**	)	-8.69%	1.99%	(**	)	-13.13%	11.12%	(**	)	5.39%	3.27%
GDP growth rate per capita (PPP)	1.65%	2.93%	2.93%	(**	)	4.94%	3.12%	(**	)	-9.18%	1.62%	(**	)	-14.35%	9.84%	(**	)	2.88%	3.12%
Inflation rate	1.42%	2.17%	2.17%	1.81%		1.19%	2.4%	0.72%		1.05%	1.4%	1.12%		1.13%	2.6%	1.83%		1.09%	1.0%
Yield on long term government debt (****)	1.75%	1.79%	1.79%	3.25%		2.76%	2.21%	3.29%		3.50%	2.15%	3.38%		3.18%	2.09%	3.17%		3.09%	2.05%
Rating of long-term government debt(*****)	AAA/Aaa	AAA/Aaa	AAA/Aaa	A+		A+	AA -	A+		A+	A+	AA		AA+	AAA	AAA		AAA	AAA
Exchange rate of U.S.$ to C$ as of December 31(******)	0.742	0.860	0.860			-	-	-		-	-			-	-			-	-
Unemployment rate	7.20%	7.50%	6.93%	-		6.80%	6.50%	7.0%		8.3%	-	8.9%		7.7%	-	6.0%		6.9%	-

(*)	Unless stated otherwise, the data provided in the table are based on the following publications: for Canada - the IMF World Economic Outlook Database, October 2016; it should be noted that the IMF data for 2016 are IMF forecasted data as of October 2016. For Ontario, Quebec, Alberta and British Columbia – according to Stats Canada's publications as of November 9, 2016.
(**)	To the best of the Company's knowledge, product data for 2016 have not yet been published. The product data presented for the years 2014-2016, which are taken from the publication of the International Monetary Fund for 2013, are in terms of 2016 prices.
(***)	According to Stats Canada's publication as of January 20, 2017.
(****)	With respect to data relevant to Canada – according to a Trading Economics publication in relation to the yield on 10-year government debentures; the data regarding Quebec, Ontario, Alberta and British Columbia is as published by the Canadian Fixed for Ontario in relation to the yield on Ontario government debentures redeemable on February 6, 2037, Quebec – in relation to the yield on 10-year Quebec government debentures redeemable on June 18, 2040.
(*****)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com). For Ontario, Quebec, Alberta and British Columbia – S&P rating.
(******)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2014, December 31, 2015 and December 31, 2016.
(*******)	For Canada - the IMF World Economic Outlook Database, October 2016 (IMF forecast as of October 2016). For Ontario, Quebec, Alberta and British Columbia – according to Stats Canada's publications as of February 10, 2017.

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Additional macro-economic data

FCR is witnessing several trends in the Canadian urban markets which could potentially affect its operations, inter alia the introduction of large U.S. retailers into the Canadian market, which accelerates growth and results in the repositioning of the tenants in FCR's markets; several retail chains that have announced that they are reducing the distribution of their branches and closing stores and/or are bankrupt; a change in consumption habits and preferences, including the effect of online retail; the fact that the Canadian population is growing older, which in turn means that its needs will likely be mainly health, comfort and service based; changes in demand as a result of Canada's immigration policy; actions taken by local authorities in areas of operation of FCR to increase the density of the population in populated areas. In addition, FCR is witnessing fierce competition in the property acquisition sector that targets properties of the same quality as those that it owns and the related valuations reflect high demand for assets in desirable locations.

As a result of the aforesaid continued changes, FCR continues to focus on preserving the competitiveness of its shopping centers.

7.4.	Aggregate data about the field of operation

The tables below provide data about FCR's income-producing properties.

The data in section 7.4 below do not include details regarding income-producing properties that are jointly-owned by FCR and third parties that are presented according to the equity method.

7.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of FCR's income-producing properties as of December 31, 2016 and 2015 (in square meter thousands):

		As of December 31
		2016		2015
	Total GLA of
	income-		As a percentage		As a percentage
	producing		of total property		of total property
Region	properties		GLA		GLA

Central Canada(*)	Consolidated	835		831
	Company's share	304	36.4%	351	37.6%
Eastern Canada(**)	Consolidated	743		701
	Company's share	271	32.4%	296	31.7%
Western Canada(***)	Consolidated	716		681
	Company's share	261	31.2%	287	30.7%
Total	Consolidated	2,294		2,213
	Company's share	836	100%	934	100%

(*)	The reference to "Central Canada" in section 7.4 includes FCR's properties in Ontario (excluding Ottawa).
(**)	The reference to "Eastern Canada" in section 7.4 includes mainly FCR's properties in Quebec and in Ottawa.
(***)	The reference to "Western Canada" in section 7.4 includes FCR's properties in British Columbia and Alberta.

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7.4.2.	The fair value of income-producing properties

The table below provides data about the fair value of FCR's income-producing properties as of December 31, 2016 and 2015 (in C$ thousands):

		As of December 31
		2016		2015
Region	Fair value of income- producing properties		As a percentage of total property value		As a percentage of total property value

Central Canada	Consolidated	3,570,722		3,250,193
	Company's share	1,299,749	42.8%	1,371,002	42.0%
Eastern Canada	Consolidated	1,818,525		1,813,955
	Company's share	661,946	21.8%	765,165	23.5%
Western Canada	Consolidated	2,951,273		2,668,868
	Company's share	1,074,269	35.4%	1,125,786	34.5%
Total (in NIS thousands)	Consolidated	23,779,655		21,761,480
	Company's share	8,655,837	100%	9,179,462	100%

7.4.3.	NOI

The table below provides data about FCR's NOI for 2016, 2015 and 2014 (in C$ thousands):

		2016		2015		2014
			As a		As a		As a
			percentage		percentage		percentage
			of the total		of the total		of the total
			property		property		property
Region	NOI		NOI		NOI		NOI

Central	Consolidated	172,536		171,604		170,389
Canada	Company's share	65,067	40.9%	73,226	41.7%	76,250	41.9%
Eastern	Consolidated	100,592		98,800		97,560
Canada	Company's share	37,935	23.8%	42,160	24.0%	43,659	24.0%
Western	Consolidated	148,869		141,339		138,960
Canada	Company's share	56,142	35.3%	60,312	34.3%	62,185	34.1%
Total (in NIS	Consolidated	1,223,107		1,254,220		1,318,205
thousands)	Company's share	461,256	100.0%	535,199	100.0%	589,901	100.0%

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7.4.4.	Revaluation gains

The table below provides data about FCR's revaluation gains for the years 2016-2014 (in C$ thousands):

		2016		2015		2014
			As a		As a		As a
			percentage		percentage		percentage
			of the total		of the total		of the total
	Revaluation		revaluation		revaluation		revaluation
Region	gains		gains		gains		gains

Central	Consolidated	111,563		362		61,932
Canada	Company's share	42,073	50.6%	155	0.6%	27,715	147.4%
Eastern	Consolidated	21,096		12,705		(26,834)
Canada	Company's share	7,956	9.6%	5,421	21.4%	(12,008)	(63.9)%
Western	Consolidated	87,707		46,342		6,920
Canada	Company's share	33,076	39.8%	19,775	78.0%	3,097	16.5%
Total (in NIS	Consolidated	638,622		190,595		136,940
thousands)	Company's share	240,838	100.0%	81,331	100.0%	61,284	100.0%

7.4.5.	Average rent per square meter

The table below provides data about FCR’s average monthly rent per square meter for 2016 and 2015 (in C$):

	For the year ended December 31
Region	2016	2015
Central Canada	27.20	27.89
Eastern Canada	20.85	20.47
Western Canada	25.78	25.53

7.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of FCR's properties as of December 31, 2016, and the average occupancy rates for the years 2016 and 2015:

Region	As of December 31, 2015	For the year ended December 31, 2015(*)	For the year ended December 31, 2014(*)
Central Canada	95.9%	96.4%	96.2%
Eastern Canada	93.0%	92.9%	93.4%
Western Canada	96.0%	95.8%	95.1%
(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

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7.4.7.	Number of income-producing properties

The table below provides data about the number of FCR's income-producing properties as of December 31, 2016 and 2015:

	As of December 31
Region	2016	2015
Central Canada	60	57
Eastern Canada	50	51
Western Canada	48	46
Total	158	154

7.4.8.	Average yields

The table below provides data about FCR's actual average yields as of December 31, 2016 and 2015 (based on property value at the end of the year):

	As of December 31
Region	2016	2015
Central Canada	5.00%	5.33%
Eastern Canada	5.52%	5.46%
Western Canada	5.09%	5.29%

7.5.	Expected rental income from lease agreements entered into(*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)(**)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2017 Quarter 1	309,396	165,278	122	38
Quarter 2	302,450	161,466	156	49
Quarter 3	295,365	157,686	155	57
Quarter 4	284,312	151,892	397	140
2018	1,055,047	563,440	657	287
2019	891,126	475,467	665	267
2020	729,776	390,398	584	262
2021 and thereafter	2,768,971	1,492,500	1,675	1,130
Total	6,636,443	3,558,127	4,411	2,230

(*)	The Company's management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

(**)	Variable rent was estimated as a percentage of the total rental income in 2016.

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7.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about FCR's properties that were classified as investment properties under construction in the Company's financial statements (*):

		For the year ended December 31
Region	Parameters	2016	2015	2014
Eastern Canada	Number of properties under construction at the end of the period	-	-	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	-	-	2
	Total costs invested in the current period (consolidated) (in C$ thousands)	-	-	44,219
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	-	-	51,680
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	-	-	11,630
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	-	-	11,630
	Percentage of the GLA under construction with respect to which lease agreements have been signed	-	-	97.1%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	-	-	2,152
Central Canada	Number of properties under construction at the end of the period	1	2	2
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	43.6	43.3	45.2
	Total costs invested in the current period (consolidated) (in C$ thousands)	100,088	30,979	60,898
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	92,750	77,200	64,261
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	41,094	34,273	32,870
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	58,513	83,271	98,497
	Percentage of the GLA under construction with respect to which lease agreements have been signed	-	99.1%	99.1%
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	-	-	-
Western Canada	Number of properties under construction at the end of the period	1	1	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	9.2	24.6	29.6
	Total costs invested in the current period (consolidated) (in C$ thousands)	20,971	35,383	26,321
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	20,078	60,503	26,284
	Construction budget during the subsequent period (estimate) (consolidated) (in C$ thousands)	8,008	13,861	50,831
	Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in C$ thousands)	8,717	28,215	53,684
	Percentage of the GLA under construction with respect to which lease agreements have been signed	96.0%	-	-
	Expected annual revenue (estimate) (consolidated) (in C$ thousands) (*)	-	-	-

(*)	The reference to "investment properties under construction" does not include properties under redevelopment, nor does it include a property under development which at the reporting date is mainly income-producing (80% of the main areas), all of which are referred to within the framework of income-producing properties.
(**)	The datum refers to the representative estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements were signed with respect to 50% or more of their total GLA.
(***)	For the year ended December 31, 2015, including a property with a value of C$ 10.4 million that represents a residential addition to an income-producing commercial property.

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7.7.	Aggregate data about plots of land for investment in the field of operation

The table below provides aggregate data about FCR's plots of land for investment (that are classified in the Company's financial statements as investment property under development):

		For the year ended December 31
Region	Parameters	2016	2015
Eastern Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	7,008	7,012
	The total area of plots of land at the end of the period (in square meter thousands)	106	15
	Total construction rights on land, according to approved plans (in square meter thousands)(*)	15	15
Central Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	47,766	10,466
	The total area of plots of land at the end of the period (in square meter thousands)	167	20
	Total construction rights on land, according to approved plans (in square meter thousands)	16	16
Western Canada	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in C$ thousands)	12,375	18,875
	The total area of plots of land at the end of the period (in square meter thousands)	196	37
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-

(*)	Construction rights in the plots of land specified in this section include also the construction rights as estimated by FCR's management.

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7.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by FCR in each of the years 2016, 2015 and 2014(*):

			For the year ended December 31
Region			2016	2015	2014
Eastern Canada	Properties sold	Number of properties sold during the period	6	1	4
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	102,180	21,500	31,800
		Area of properties sold during the period (consolidated) (in square meter thousands)	258	13	75
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	5,181	1,510	1,850
		Profit (loss) recorded from the sale of properties (consolidated) (in C$ thousands))	-	-	-
	Properties acquired	Number of properties acquired during the period	3	3	4
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	62,900	18,000	87,400
		NOI of properties acquired (consolidated) (in C$ thousands)	2,693	615	5,420
		Area of properties acquired during the period (consolidated) (in square meter thousands)	13	4	18
Central Canada	Properties sold	Number of properties sold during the period	2	2	7
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	24,760	1,600	140,300
		Area of properties sold during the period (consolidated) (in square meter thousands)	32	3	145
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	1,040	-	6,594
		Profit (loss) recorded from the sale of properties (consolidated) (in C$ thousands))	-	-	-

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Central Canada	Properties acquired	Number of properties acquired during the period	8	3	11
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	168,300	28,800	88,600
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	6,081	902	1,776
		Area of properties acquired during the period (consolidated) (in square meter thousands)	86	2	19
Western Canada	Properties sold	Number of properties sold during the period	2	-	4
		Proceeds from the realization of properties sold during the period (consolidated) (in C$ thousands)	10,050	-	73,600
		Area of properties sold during the period (consolidated) (in square meter thousands)	21	-	25
		Adjusted NOI of properties sold (consolidated) (in C$ thousands)	66	-	4,281
		Profit recorded from the sale of properties (consolidated) (in C$ thousands)	-	-	-
	Properties acquired	Number of properties acquired during the period	2	6	9
		Cost of properties acquired during the period (consolidated) (in C$ thousands)	89,000	49,900	50,900
		Adjusted NOI of properties acquired (consolidated) (in C$ thousands)	4,516	2,340	2,511
		Area of properties acquired during the period (consolidated) (in square meter thousands)	18	9	22

(*)	It is clarified that the disclosure of properties sold and acquired by FCR in a certain year refers to all property acquisitions by FCR during the year. However, if the properties were acquired in proximity to FCR's existing properties, after the acquisition FCR treats them as part of these existing properties, and such acquired properties are therefore not counted separately among FCR's properties, as specified in Section 7.4.7 above. In addition, the profit (loss) from the sale excludes sale expenses.

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7.9.	Human capital

7.9.1.	As of December 31, 2016, FCR (and its wholly-owned subsidiaries) has 360 full-time employees (351 employees in 2015) in the property management (including development, rental and construction management), legal, administration, accounting and finances, IT and human resources departments.

The said employees are employed by FCR or its subsidiaries, under personal contracts, and are entitled to a base salary, various benefits (such as health insurance, life insurance etc.), performance-based annual bonuses and may also be eligible for long-term compensation in shares of FCR , inter alia according to the plans described below.

7.9.2.	FCR’s share-based compensation plans

(a) Share option plan

Pursuant to this plan (established in 2003 and amended from time to time), as of December 31, 2016, FCR has a framework of up to 15.2 million share options that are exercisable into FCR shares, which are intended to be granted to FCR’s employees, officers and directors, usually with a maximum exercise period of ten years; exercise of the options is subject to vesting periods determined at the time of grant (usually five years). As of December 31, 2016, share options had been granted that are exercisable into 4.2 million shares in FCR and that had not yet been exercised (of which, share options for 1.9 million shares are exercisable at the aforesaid date, and the vesting periods of the remaining share options have yet to elapse), and each of these is exercisable into one ordinary share at an average price of C$ 18.15. In addition, 1.7 million share options are available for future allotment.

(b) Restricted share unit / performance share unit plan

Pursuant to the restricted share unit plan (established in 2003 and amended from time to time), restricted share units are granted to FCR’s employees and to its officers. Each unit has a vesting period of 3 three years, and confers on its holder the right to receive one share of FCR or its cash value (or a combination of the two), at FCR’s discretion.

Pursuant to the performance share unit plan that was adopted in 2016, performance-based restricted share units ("Performance Share Units") are to be granted to employees of FCR and its subsidiaries as well as to officers in the Company. As a rule, each unit will vest over a period of three year from grant date, but in no event will the vesting period exceed three years from the calendar year with respect to which such unit are granted. Each unit will confer upon its holder the right to receive one ordinary share of FCR or its monetary value (or a combination thereof), at the discretion of FCR. The vesting is subject to the company's share achievement of the targets that are set annually by the Compensation Committee of FCR. The total number of vested shares will be equal to the number of units granted (with the addition of units in an amount that is equal to the dividend distributed prior to their vesting date), multiplied by the coefficient of performance (as determined on the basis of the achievement of targets by the company's share, as aforesaid). In the event of the termination of employment of an officer (other than due to retirement), the vesting period of all Performance Share Units will be accelerated. FCR intends to change the format of its current share-based compensation, to the effect that, commencing on the date of approval of the plan, such officers will be granted Performance Share Units in lieu of the restricted share units that FCR had customarily granted up to said date.

As of December 31, 2016, 471 thousand restricted share units and Performance Share Units have not yet been allotted and are unvested as of said date and 156 thousand units are available for future allotment.

(c) Directors deferred share unit plan

Pursuant to the restricted share unit plan (established in 2003 and amended from time to time), directors who are not employed by FCR are entitled to receive the compensation for their service as directors in deferred share units. Each such unit may be redeemed once its holder no longer serves as a director of FCR or of any of its subsidiaries, and confers on its holder the right to receive one share or its cash value (or a combination of the two), at FCR’s discretion. As of December 31, 2016, 275 thousand deferred share units are unvested and 220 thousand units are available for future allotment.

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(d) Employee share purchase plan

Under this plan, which was adopted in April 2016, the employees of FCR and its subsidiaries (excluding FCR's senior management) are entitled to purchase up to four batches of FCR shares a year, for which the consideration would be deducted from their salaries, in a maximum aggregate amount of C$ 1,500 and 5% of the income of the employee in the same calendar year. The Company will contribute an amount equal to the amount contributed by the employee for such purchase. Shares that are purchased will be subject to a vesting period of 12 months from their date of purchase. A dividend paid during the vesting period will be used in the purchase of additional shares of FCR. At the end of the vesting period, the employee may opt to hold shares or to sell them, in whole or in part. If the employment of the employee is terminated prior to the end of the vesting period, the shares under this plan will be forfeited without consideration.

7.10.	Credit and financing

7.10.1.	Credit rating –FCR's debentures are rated BBB (High) (Stable Outlook) by DBRS and Baa2 (Stable Outlook) by Moody's.

7.10.2.	Share issuance - Regarding the public offering of FCR shares in May and August 2016, in the volume of C$ 288 million, see Note 9e(6) to the financial statements. Regarding the public offering of FCR shares in place of principal and interest payments in respect of convertible debentures and in respect of the conversion of convertible debentures by their holders, refer to Note 21 to the financial statements.

7.10.3.	Convertible debentures - As of December 31, 2016, FCR has unsecured convertible debentures of par value C$ 213 million. For additional details, including as regarding the early redemption of the convertible debentures by FCR in the reported year, in the volume of C$ 121 million, refer to Note 21 to the financial statements. After the reporting period, in January 2017, FCR carried out an early redemption of convertible debentures (in the amount of C$ 106 million), in consideration for their par value with the addition of the interest accrued, which was paid in cash. For additional details, refer to Note 39d to the financial statements. In the reporting period, FCR approved the renewal of the plan for the repurchase of its convertible debentures, which expires in August 2017.

7.10.4.	Mortgages - The total of FCR’s lien-secured liabilities was C$ 1,065 million (NIS 3,037 million) as of December 31, 2016; C$ 1,054 million (NIS 2,965 million) as of December 31, 2015 and C$ 1,173 million (NIS 3,941 million) as of December 31, 2014.

7.10.5.	Additional financing obtained from financial institutions – during the reporting period, FCR extended the unsecured revolving credit facility of C$ 800 Million with a syndication of several banks until June 2021 (instead of June 2017), of which C$ 30 million has been utilized as of December 31, 2016. In addition, in the reporting period, FCR obtained a non-revolving credit facility in the amount of C$ 150 million. This credit facility was made available until October 2020 and as of December 31, 2016 has been fully utilized. Furthermore, in the reporting period, FCR entered into two secured credit agreements in the aggregate amount of C$ 19.4 million. These facilities are repayable in the years 2018 and 2019 and, as of December 31, 2016, have been fully utilized. FCR also holds secured credit facilities for the construction of projects in the amount of C$ 115 million and C$ 8 million, which are repayable in February 2018 and March 2017, respectively. As of December 31, 2016, amounts of C$ 41 million and C$ 7.8 million of said facilities have been utilized out of said facilities, respectively. Furthermore, one of the joint ventures of FCR was extended a credit facility in connection with the construction of a project (FCR's share - C$ 69 million, of which C$ 57 million has been utilized as of December 31, 2016).

7.10.6.	Debentures - As of December 31, 2016, FCR has unsecured debentures (not including convertible debentures) of par value C$ 2,549 million (of which debentures of par value C$ 300 million were issued in 2016). The debentures bear fixed interest at an annual rate averaging 4.57%, and are redeemable between 2017 and 2026. The debentures were rated as aforesaid in section 7.10.1 above.

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7.10.7.	Summary of balances:

The following table presents the long-term credit and loans (including current maturities in the amount of C$ 367 million) received by FCR to finance its operations, as of December 31, 2016:

	Balance (C$ in thousands)	Weighted interest rate	Average repayment period (years) (*)

Secured loans from financial institutions at fixed interest(2)(3)	997,165	4.50%	4.4
Loans from financial institutions at variable interest that are secured by a pledge on properties	68,030	2.11%	1.4
Unsecured debentures at fixed interest (3)(4)(5)	2,546,442	4.57%	5.6
Other loans	183,451	2.01%	3.9
Total	3,795,088

(1)	Calculated only according to the repayment dates of the credit principal.
(2)	The effective interest rate is 4.40%.
(3)	Loans not designated for specific use by FCR.
(4)	Excludes debentures that are convertible into FCR shares.
(5)	The effective interest rate is 4.63%.

7.10.8.	Financial covenants

Some of the debentures, loans and credit facilities granted to FCR and its wholly-owned subsidiaries during the ordinary course of business require compliance with financial and other covenants. For details regarding FCR's financial covenants, refer to Note 22d3 to the financial statements.

Also, some of the mortgages granted to FCR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted. As of December 31, 2016 and immediately prior to the approval date of this report, FCR and its wholly-owned subsidiaries are in compliance with all the prescribed covenants.

8.	Acquisition, development and management of shopping centers in Northern Europe

8.1.	General

In Northern Europe, the Company operates mainly through CTY, whose shares are listed on the Helsinki Stock Exchange (OMX), in Finland. CTY is the owner, developer and operator of supermarket-anchored urban shopping centers in Finland, Norway, Sweden, Estonia and Denmark.

As of December 31, 2016, CTY owns 57 income-producing properties (including a jointly-controlled property of which 54 are commercial properties and the balance represents other retail properties) with a GLA of 1.2 million square meters and a shopping center under development.

During the reporting period, the Company purchased close to 4.6 million shares of CTY in a total amount of EUR 9.6 million (NIS 40 billion) and as of December 31, 2016, the Company directly holds 43.9% of CTY's issued share capital and voting rights (43.3% on a fully diluted basis).

In July 2015, CTY completed the acquisition of Sektor Gruppen AS ("Sektor") for a total consideration of EUR 1.5 billion (NIS 6.5 billion). Sektor is a private company that focuses on the ownership, management and development of supermarket-anchored shopping centers in Norway and is the second largest player in this sector in Norway. In the reporting period, CTY continued the process of the integration of the operation in Norway and the synergy with its own operations.

Following the aforesaid acquisition, CTY has become the largest listed company in the Nordic region of the shopping centers sector.

In June 2014, CTY completed a private placement of 77.9 million shares (representing 15% of CTY's post-issuance share capital) to CPPIBEH. Concurrent with CTY and CPPIBEH's entering into the agreement for the said private placement, the Company entered into a governance agreement with CPPIBEH as provided in section 22.3 below.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

CTY's principal customers are supermarkets, retail stores (local and international) and banks. One of its tenants is Kesko, a leading Nordic supermarket chain, with more than 2,000 stores across Finland, Sweden, Norway, Estonia and Denmark, and 6.6% of CTY's rental income in 2016 are from its engagements with various chains owned by Kesko (7.8% in 2015).

The duration of the rent engagements depends on the type of property being rented and the type of tenant. As a rule, CTY enters into long-term agreements for periods of 10-15 years (occasionally even 20 years) with large anchor tenants. In smaller shopping centers, rent agreements are usually for periods of 3 to 5 years.

According to most of the agreements signed between CTY and its tenants, tenants undertake to pay, in addition to rent (which is linked to the Cost of Living Index or updated annually at a minimum rate), the operating costs which CTY incurs in maintaining the property. In addition, CTY has lease agreements in which the rent is determined also based on a certain percentage of the revenue turnover of the property’s tenant, this in addition to the fixed rent (however, this component is immaterial to CTY's total rental income).

During the reporting period, CTY worked to refinance its capital, including by selling properties that are not in its core business, in the amount of EUR 125 million, as well as by way of acquisition, investment, betterment and development of projects in the amount of EUR 308 million, including the Iso Omena shopping center in the Helsinki, Finland, area and in the Kista Galleria and Mölndal Galleria shopping centers in Sweden. In addition, CTY announced its intention, over the next two years, to continue selling properties that are not in its core business – supermarkets and stores as well as small shopping centers in areas that CTY believes to have limited growth potential, amounting to EUR 200-250 million.

8.2.	Summary results of operation

Following are the summary results in the field of operation for the years ended December 31, 2016, 2015 and 2014 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2016	2015	2014	2016	2015	2014
	In NIS thousands			In EUR thousands

Total rental income (consolidated)	1,409,636	1,272,316	1,164,698	331,779	295,571	245,324
Gains from revaluations (consolidated)	113,488	31,646	74,816	25,945	7,346	15,650
Operating profit (consolidated)(*)	905,843	693,972	779,656	213,243	160,932	164,470
Same property NOI (consolidated)	374,028	384,291	-	88,017	89,073	-
Same property NOI (Company's share)	162,795	165,005	-	38,309	38,246	-
Total NOI (consolidated)	955,875	859,214	803,789	224,934	199,612	169,355
Total NOI (Company's share)	412,695	347,996	352,429	97,117	80,660	74,232

(*)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains.

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8.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics11 of CTY's main operating regions:

Macro-
economic
parameters	Finland			Sweden			Norway
	As of December 31			As of December 31			As of December 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Gross domestic product (PPP)	U.S.$ 230 billion	U.S.$ 225 billion	U.S.$ 222 billion	U.S.$ 498 billion	U.S.$ 467 billion	U.S.$ 434 billion	U.S.$ 365 billion	U.S.$ 352.8 billion	U.S.$ 346.3 billion
GDP per capita (PPP)	U.S.$ 41,813	U.S.$ 41,068	U.S.$ 40,445	U.S.$ 49,678	U.S.$ 47,319	U.S.$ 44,695	U.S.$ 69,296	U.S.$ 67,671.4	U.S.$ 67,166
GDP growth rate (PPP)	2.33%	1.22%	1.49%	6.56%	7.71%	3.82%	3.37%	1.86%	3.89%
GDP growth rate per capita (PPP)	1.81%	1.51%	1.02%	4.99%	5.87%	2.97%	2.40%	0.75%	2.68%
Inflation rate	0.94%	0.42%	0.96%	1.20%	0.43%	0.50%	3.00%	2.30%	2.07%
Yield on long-term government debt[12]	0.54%	0.83%	0.65%	0.78%	0.99%	0.93%	1.71%	1.48%	1.77%
Rating of long-term government debt[13]	AA+/ Aa1	AAA/ Aaa	AA+/Aa a	AAA/ Aaa	AAA/ Aaa	AAA\Aa a	AAA/ Aaa	AAA/ Aaa	AAA/ Aaa
Consumer confidence index[14]	19.5	2.4	4.4	103.2	98.6	99.0
Unemploy ment rate[15]	9.09%	9.49%	8.5%	6.91%	7.73%	8.0%	3.53%	4.37%	4.70%
Change in consumer expenditure [16]	3.40%	-1.4%	-4.9%	3.60%	4.00%	3.4%
Exchange rate of local currency to U.S.$ as of December 31[17]	U.S.$ - Euro 1.054	U.S.$ - Euro 1.0906	U.S.$ - Euro 1.216	U.S.$ - SEK 0.110	U.S.$ - SEK 0.1187	U.S.$ - SEK 0. 128	NOK - U.S.$ 0.116	NOK - U.S.$ 0.1134	NOK - U.S.$ 0.1343

[11]	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2016. It is noted that the International Monetary Fund data for 2016 are projections by the International Monetary Fund as of October 2016. In addition, the product data presented for the years 2014-2016, which are taken from the publication of the International Monetary Fund for 2016, are in terms of 2016 prices.
[12]	According to a Trading Economics publication (www.tradingeconomics.com), with respect to the yield on 10-year government debentures.
[13]	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).
[14]	According to Trading Economics data (www.tradingeconomics.com).
[15]	According to IMF data (www.imf.org).
[16]	According to Trading Economics data (www.tradingeconomics.com).
[17]	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2014, December 31, 2015 and December 31, 2016.

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Additional macro-economic data

In 2016, the macro-economic environment in Sweden, Estonia and Denmark remained strong or relatively strong, while economic growth in Finland remained more moderate.

The projected GDP growth in the areas in which CTY operates is higher than the average GDP growth projected for the Eurozone (close to 1.5%), with the exception of Finland, with a projected growth of 0.8% in 2017 and a more sluggish, yet positive, projected growth in the coming years.

In the reporting period, the rate of unemployment increased slightly in Denmark and Estonia, decreased in Finland and Sweden, and dropped to only 4.7% in Norway. Unemployment rates in the areas in which CTY operates remain below the average for the Eurozone (9.6%).

The consumer confidence index in Sweden and Finland remained relatively stable, while in Estonia and the Eurozone it remains slightly negative.

The growth rate of retail sales, an index that affects CTY's activity, was particularly high in Estonia and Norway, positive in Finland, but somewhat negative in Denmark.

Additionally, the consumer price index (also affecting the operations of CTY) increased in all areas of operation of CTY, similarly to the common trend in the Eurozone.

During the reporting period, rental in central shopping centers in Finland decreased in relation to 2015; the projection for 2017 is stable, with a possible slight increase in rental. In Norway, rental in central shopping centers increased during the period, whereas rental in Estonia decreased and is expected to continue dropping in view of the growing competition.

8.4.	Aggregate data about the field of operation

The tables below provide data about CTY's income-producing properties. The data in section 8.4 below do not include data for Kista Galeria18, which is jointly-controlled and is presented according to the equity method.

The data in section 8.4 below are presented in Swedish Krona for Sweden and in Norwegian Krone for Norway, representing the commercial currency in Sweden and Norway, respectively.

[18]	Kista Galeria, in which CTY holds 50%, is located in Stockholm, Sweden, and has an area of 92.5 thousand square meters. As of December 31, 2016, the fair value of the property was EUR 625.4 million

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8.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of CTY's income-producing properties as of December 31, 2016 and 2015 (in square meter thousands):

		As of December 31
	Total GLA of	2016		2015
	income-		As a percentage		As a percentage
	producing		of total property		of total property
Region	properties		GLA		GLA

Finland	Consolidated	438		466
	Company's share	192	36.0%	202	37.7%
Sweden	Consolidated	227		222
	Company's share	99	18.6%	96	17.9%
Norway	Consolidated	434		421
	Company's share	190	35.6%	183	33.9%
Other(*)	Consolidated	120		132
	Company's share	52	9.8%	57	10.5%
Total	Consolidated	1,219		1,241
	Company's share	535	100%	538	100%

(*) The reference to "Other" in section 8.4 includes Estonia and Denmark, consolidated.

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8.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of CTY's income-producing properties as of December 31, 2016 and December 31, 2015:

		As of December 31
		2016		2015
Region	Fair value of income- producing properties		As a percentage of total property value		As a percentage of total property value

Finland (in EUR	Consolidated	1,783,035		1,633,830
thousands)	Company's share	782,476	40.8%	708,597	40.2%
Sweden (in SEK	Consolidated	7,406,565		6,790,743
thousands)	Company's share	3,250,334	17.8%	2,945,166	18.2%
Norway (in	Consolidated	13,355,336		12,779,686
NOK thousands)	Company's share	5,860,923	33.6%	5,542,589	32.7%
Other (in EUR	Consolidated	339,914		362,358
thousands) (*)	Company's share	149,170	7.8%	157,156	8.9%
Total (in NIS	Consolidated	17,663,864		17,267,302
thousands)	Company's share	7,751,374	100%	7,488,882	100%

(*)	The data in section 8.4 which refer to "other" are presented in Euro, which is the commercial currency for the majority of the properties in this region. The data include also properties in this region with a different principal commercial currency, and for which the currency was converted to Euro according to the average exchange rate in the period with respect to balance sheet data and according to the known exchange rate at the end of the period with respect to results data.

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8.4.3.	NOI

The table below provides data about CTY's NOI for 2016, 2015 and 2014:

		2016		2015		2014
			As a		As a		As a
			percentage		percentage		percentage
			of the total		of the total		of the total
			property		property		property
Region	NOI		NOI		NOI		NOI

Finland (in	Consolidated	87,800		96,921		102,978
EUR thousands)	Company's share	38,215	39.0%	41,616	48.6%	44,266	60.8%
Sweden (in	Consolidated	364,021		371,637		353,865
SEK thousands)	Company's share	152,977	17.1%	139,413	19.9%	161,805	23.0%
Norway (in	Consolidated	687,585		329,139		-
NOK thousands)(*)	Company's share	299,274	32.9%	115,434	18.4%	-	-
Other (in	Consolidated	24,685		26,171		27,495
EUR thousands)	Company's share	10,537	11.0%	11,237	13.1%	12,572	16.2%
Total (in NIS	Consolidated	955,875		859,214		803,789
thousands)	Company's share	412,695	100.0%	347,996	100.0%	352,429	100.0%

(*)	Relates to NOI in respect of the activity in Norway as from July 1, 2015.

8.4.4.	Revaluation gains (losses)

The table below provides data about CTY's revaluation gains (losses) for the years 2014-2016:

		2016		2015		2014
			As a		As a		As a
			percentage		percentage		percentage
			of the total		of the total		of the total
	Revaluation		revaluation		revaluation		revaluation
Region	gains (losses)		gains (losses)		gains (losses)		gains (losses)

Finland (in	Consolidated	(33,163)		(37,081)		(15,762)
EUR thousands)	Company's share	(14,434)	(127.8)%	(15,922)	(504.8)%	(10,085)	(100.7)%
Sweden (in	Consolidated	375,799		370,509		121,274
SEK thousands)	Company's share	163,567	153.0%	159,088	539.3%	55,453	85.1%
Norway (in	Consolidated	183,952		1,411		-
NOK thousands)	Company's share	80,065	76.3%	606	2.1%	-	-
Other (in	Consolidated	(383)		4,655		18,087
EUR thousands)	Company's share	(167)	(1.5)%	1,999	63.4%	8,270	115.6%
Total (in NIS	Consolidated	113,488		31,646		74,816
thousands)	Company's share	49,396	100.0%	13,588	100.0%	20,451	100.0%

(*)	In respect of revaluation gains in Norway, relating to the period from July 1, 2015.

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8.4.5.	Average rent per square meter

The table below provides data about CTY's average monthly rent per square meter for 2016 and 2015:

	For the year ended December 31
Region	2016	2015
Finland (in EUR)	26.2	24.1
Sweden (in SEK)	195.0	201.4
Norway (in NOK)	199.3	192.8
Other (in EUR)	20.5	20.4

8.4.6.	Average occupancy rates

The table below provides data about the occupancy rates of CTY's properties as of December 31, 2016, and average occupancy rates for the years 2016 and 2015:

	As of	For the year ended	For the year ended
Region	December 31, 2016	December 31, 2016(*)	December 31, 2015(*)
Finland	92.8%	93.5%	95.3%
Sweden	97.2%	96.0%	96.0%
Norway	98.7%	98.6%	**
Other	99.5%	99.3%	98.5%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.
(**)	The properties in Norway were acquired in July 2015. Accordingly, this figure is irrelevant.

8.4.7.	Number of income-producing properties

The table below provides data about the number of CTY's income-producing properties as of December 31, 2016 and 2015:

	For the year ended December 31
Region	2016	2015
Finland	23	28
Sweden	9	9
Norway	22	20
Other	3	4
Total	57	61

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8.4.8.	Average yields

The table below provides data about CTY's actual average yields as of December 31, 2016 and 2015 (based on property value at the end of the year):

	For the year ended December 31
Region	2016	2015
Finland	5.2%	5.8%
Sweden	5.3%	5.6%
Norway	5.2%	5.4%
Other	7.3%	7.6%

8.5.	Expected rental income from lease agreements entered into(*)

Period of recognition of income	Income from fixed components (in NIS thousands)	Income from variable components (estimate) (in NIS thousands)	Number of terminating lease agreements	Area in the terminating agreements (in square meter thousands)
2017 Quarter 1	91,548	1,868	899	87
Quarter 2	56,049	1,144	486	61
Quarter 3	56,469	1,152	207	42
Quarter 4	85,547	1,746	301	80
2018	182,279	3,720	688	164
2019	187,137	3,819	589	164
2020	139,583	2,849	400	128
2021 and thereafter	391,449	7,989	660	371
Total	1,190,061	24,287	4,230	1,097

(*)	The Company's management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. The data therefore assume non-exercise of tenant option periods.

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8.6.	Aggregate data about investment properties under construction in the field of operation

The table below provides aggregate data about CTY's properties that were classified as investment properties under construction in the Company's financial statements:

		For the year ended December 31
Region	Parameters	2016	2015	2014
Finland	Number of properties under construction at the end of the period	1	1	1
	Total GLA under construction (planned) at the end of the period (in square meter thousands)	4.2	4.2	34.0
	Total costs invested in the current period (consolidated) (in EUR thousands)	20,218	13,336	25,325
	The amount at which the properties are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	51,400	27,317	55,482
	Construction budget during the subsequent period (estimate) (consolidated) (in EUR thousands)	4,182	24,400	15,275
	Total balance of estimated construction budget for completion of the construction works (estimate for the end of the period) (consolidated) (in EUR thousands)	4,182	24,400	15,275
	Percentage of the GLA under construction with respect to which lease agreements have been signed	100%	100%	80%
	Expected annual revenue (consolidated) (in EUR thousands)(*)	-	-	2,836

(*)	CTY has entered into an agreement for the sale of the property upon completion of its construction,

8.7.	Aggregate data about plots of land in the field of operation

As of December 31, 2016 and 2015, CTY did not own plots of land for investment.

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8.8.	Acquisition and sale of properties (aggregate)

The table below provides data about properties sold and acquired by CTY in 2016 - 2014:

			For the year ended December 31,
Region			2016	2015	2014
Finland	Properties sold	No properties were sold in the period	5	19	11
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	74,000	98,000	17,400
		Area of properties sold during the period (consolidated) (in square meter thousands)	46.8	73.9	25.5
		NOI of properties sold (consolidated) (in EUR thousands)	3,587.0	5,500.0	1,113.0
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	3,426	(8,815)	103
	Properties acquired	Number of properties acquired during the period	-	-	-
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	-	-	-
		NOI of properties acquired (consolidated) (in EUR thousands)	-	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	-	-
Sweden	Properties sold	Number of properties sold during the period	-	3	-
		Proceeds from the realization of properties sold during the period (consolidated) (in SEK thousands)	-	467,640	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	-	37.4	-
		NOI of properties sold (consolidated) (in SEK thousands)	-	57,700	-
		Profit (loss) recorded from the sale of properties (consolidated) (in SEK thousands)	-	(78,000)	-
	Properties acquired	Number of properties acquired during the period	-	-	-
		Cost of properties acquired during the period (consolidated) (in SEK thousands)	-	-	-
		NOI of properties acquired (consolidated) (in SEK thousands)	-	-	-
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	-	-
Other	Properties sold	Number of properties sold during the period	1	-	1
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	24,000	-	12,500
		Area of properties sold during the period (consolidated) (in square meter thousands)	12	-	8
		NOI of properties sold (consolidated) (in EUR thousands)	424	-	1,108
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	(275)	-	883

(*)	In addition, the Company acquired the share of the partner in the Iso Omena property in consideration of EUR 81.5 million.

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8.9.	Human capital

8.9.1.	As of December 31, 2016, CTY (and its wholly-owned subsidiaries) has 272 employees (297 employees in 2015), as follows: Norway – 132 employees; Finland – 7 employees; Sweden – 50 employees; Estonia – 8 employees; Netherlands – 3 employees; Denmark – 1 employee.

The said employees are employed under personal contracts, and are entitled to a base salary and various benefits, according to their corporate rank position. Officers and key employees are also entitled to long-term stock-based compensation, inter alia, as detailed below.

8.9.2.	CTY’s share-based compensation plans

(a) 2011 option plan

In May 2011, CTY's Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 7.25 million options (that after adjustments, including in respect of the rights offering by CTY in 2015, are convertible into 14.6 million shares of CTY). The 2011 option plan requires, inter alia, each of the allottees to purchase shares in CTY with 25% of their revenues from exercise of the options (up to share interests in the amount of the employee's annual salary), and to hold these throughout their employment period or while their agreement with CTY is in effect. As of December 31, 2016, share options are outstanding that are exercisable into 12.47 million CTY shares under this plan (these expire in the years 2017-2018).

(b) 2015 performance share plan

In February 2015, CTY's Board of Directors approved a compensation plan for its key employees and those of its subsidiaries, up to a scope of 4.3 million shares (the scope was updated to reflect adjustments made in July 2015 and in February 2016 following the issue of rights by CTY in 2015) (including a component that would be paid in cash, and that is intended to cover the tax costs levied on the employee when receiving the compensation). The plan comprises three periods for the purpose of measuring employee performance: 2015 to 2017, 2016 to 2018 and 2017 to 2019, where at the beginning of each period CTY's Board of Directors will decide the performance goals and criteria for receiving compensation for that period. In general, no compensation will be paid to employees who had ended their employment in CTY during the period.

(c) 2015 restricted share plan

In February 2015, CTY's Board of Directors approved another compensation plan for a limited group of its key employees and those of its subsidiaries, up to a scope of 500 thousand shares (including a component that would be paid in cash, and that is intended to cover the tax costs levied on the employee when receiving the compensation). The plan allows CTY to allot to the said key employees, in the years 2015 to 2017, restricted share units which are exercisable into a combination of shares of CTY and cash and have a vesting period of two or three years.

For additional details regarding CTY's compensation plans, refer to Note 9f4 to the financial statements.

8.10.	Credit and financing

During the reporting period, CTY continued implementing its strategy of strengthening its balance sheet and its financial position, reducing its financing costs, improving its liquidity and extending the repayment dates of its debt. Within this framework, it has taken several measures, including the issuance of unsecured debentures in the volume of EUR 350 million, bearing annual interest at the rate of 1.25% and redeemable in 2026. These were used primarily in the repaymet of bank credit and in partial repayment of the marketable securities issued by CTY.

The acquisition of Sektor was financed primarily by means of a rights offering in the amount of EUR 604 million to the shareholders' of CTY in July 2015 (which included the issue of CTY shares representing 50% of CTY's share capital (before the issuance)) and bank financing.

8.10.1.	Credit rating – The debentures of CTY are rated BBB (Stable Outlook) by Standard & Poor's and in January 2016 Moody's raised the debt rating of CTY from Baa2 (Stable Outlook) to Baa1 (Stable Outlook).

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8.10.2.	Additional financing obtained from financial institutions - As of December 31, 2016, CTY and its wholly-owned subsidiaries have long-term loans (including current maturities) in a total amount of EUR 110 million (NIS 445 million19), as well as an unsecured revolving credit facility in the amount of EUR 533 million (NIS 2.2 billion, which is unutilized as of the date of the report). The revolving credit facility was granted for a period of five years and may be renewed for two additional periods of one year each, subject to the bank's consent. In addition, CTY has additional credit facilities in the amount of EUR 18 million.

In addition, CTY has commercial securities from financial institutions in the amount of EUR 142.2 million, which are repayable within a year.

8.10.3.	Debentures - As of December 31, 2016, CTY has unsecured debentures of par value EUR 1,916 million (of which debentures of par value EUR 350 million were issued in 2016). The debentures bear interest at an annual rate ranging between 1.25% and 4.25% and are redeemable in between 2017 and 2026. For the debenture ratings, refer to section 8.10.1 above.

Within the framework of the completion of the Sektor acquisition transaction, CTY refinanced, by way of early redemption, secured debentures in the amount of EUR 222 million that had been issued by Sektor and the issue of new unsecured debentures. For additional details regarding the debentures of CTY, including debentures issued during the reporting period, refer to Note 20d to the financial statements.

For additional information on the debentures of CTY, including debentures issued in the reporting period (among which are debentures issued to finance the acquisition of Sektor), refer to Note 20e to the financial statements.

8.10.4.	Summary of balances:

The following table presents unsecured long-term credit and loans (including current maturities), which are not intended for specific use, which were received by CTY from financial institutions to finance its operations, as of December 31, 2016:

			Average
			repayment
	Balance	Weighted	period
	(EUR in millions)	interest rate (*)	(years) (**)

Loans at variable interest – NOK secured	110.1	2.47%	5.5
Debentures at fixed interest – EUR	1,625.9	2.74%	5.9
Debentures at variable interest - NOK	136.9	2.70%	4.2
Debentures at fixed interest - NOK	153.2	3.90%	8.5
Total	2,026.7

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit principal.

8.10.5.	Financial covenants

Some of the unsecured loans, debentures and credit facilities granted to CTY and its wholly-owned subsidiaries in the ordinary course of business require compliance with financial and other covenants. For details regarding the financial covenants, refer to Notes 22d(3) and 20d to the financial statements.

As of December 31, 2016 and immediately prior to the approval date of this report, CTY and its subsidiaries are in compliance with all the specified covenants.

[19]	It should be noted that part of said amount relates to a loan in the amount of 1.3 billion Norwegian krone (approximately NIS 140 million) that was designated to refinance an existing debt of Sektor in the same amount, this within the restructuring of Sektor's financial debt. The aforesaid facility is for a period of 5.5 years, with an option to extend for an additional year, subject to the consent of the financing banks.

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9.	Acquisition, development and management of shopping centers in Central and Eastern Europe

9.1.	General

In Central and Eastern Europe, the Company operates mainly through ATR, which is incorporated in Jersey Island and whose shares are listed on the Vienna Stock Exchange (VSE) in Austria and on NYSE Euronext in Amsterdam, the Netherlands. ATR is the owner, and manager of retail shopping centers of different sizes in Central and Eastern Europe, primarily in Poland, the Czech Republic, Slovakia and Russia as well as in Hungary and Romania. As of December 31, 2016 it owns 59 income-producing properties (excluding a property under common control) with a GLA of 1.1 million square meters and plots of land.

As of December 31, 2016, the Company owned 59.5% of ATR's issued share capital and voting rights (59.0% in full dilution).

In January 2015, the Company increased its interests in ATR through the purchase of 52 million shares (that represented 13.9% of ATR's share capital) from CPI in consideration for EUR 229 million, following which the Company gained control of ATR (prior to the aforesaid acquisition, ATR was jointly controlled by the Company and CPI), and starting in the first quarter of 2015 the Company consolidates ATR's financial statements (for additional details, refer to Note 9c to the financial statements). Additionally, in 2016 the Company purchased, on and off the stock exchange, 17.5 million shares of ATR in consideration of approximately EUR 67 million (approximately NIS 285 million) (for additional details refer to Note 9c(5) to the financial statements).

Most of ATR's properties are anchored by supermarkets and retail properties which cater to the daily needs of the consumers. ATR manages all (but 2) of its properties.

A significant portion of ATR's lease agreements are with international retail chains. In 2016, the largest tenant of ATR accounted for only 4% of its total income from rent.

During the reporting period, ATR continued to realize its strategy of boosting its property portfolio with emphasis on larger and more dominant shopping centers in the principal markets in which it operates, by upgrading, redeveloping and expanding existing principal properties, alongside the pursuing of opportunities for the acquisition of substantial investment properties in the core markets of ATR and the sale of properties that do not meet the aforesaid criteria (mainly small shopping centers).

Within this framework, in the period from January 2016 to the date of issue of this report, ATR has completed the expansion of one of its key properties in Warsaw, Poland, and the sale of 15 small retail properties across the Czech Republic that are not part of the core operations of ATR, as well as the sale of several scattered properties in Poland, Latvia and Hungary, for a total consideration of EUR 133 million.

9.2.	Summary results of operation

Following are the summary results of operations in the field of operation for the years ended December 31, 2016, 2015 and 2014 (in NIS thousands and in EUR thousands):

	For the year ended December 31
	2016	2015	(*2014	2016	2015	(*2014
	In NIS thousands			In EUR thousands
Total rental income (consolidated)	1,091,649	1,192,081	1,372,012	256,901	276,260	288,959
Gains (losses) from revaluations (consolidated)	62,038	(447,662)	(803,160)	14,551	(104,665)	(168,077)
Operating profit (consolidated) (**)	464,032	631,877	755,748	108,138	146,274	159,213
Same property NOI (consolidated)	665,409	691,612	-	156,583	160,302	-
Same property NOI (Company's share)	377,326	374,674	-	88,794	86,844	-
Total NOI (consolidated)	763,517	834,263	968,736	179,645	193,341	204,034
Total NOI (Company's share)	432,959	451,953	385,166	101,869	104,741	68,977

(*)	Comparative figures for 2014 have been adjusted to reflect the data of ATR under full consolidation, as presented as of December 31, 2015 and 2016 and for the years ended on those dates.

(**)	The operating profit refers to the accounting operating profit in accordance with IFRS, excluding revaluation gains (losses).

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9.3.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics (*) of ATR's main operating regions:

Macro-
economic
parameters	Poland			Czech Republic			Russia
	For the year ended December 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Gross domestic product (PPP)	U.S.$ 1,052 billion	U.S.$ 1,003.456 billion	U.S.$ 941 billion	U.S.$ 351 billion	U.S.$ 331.4 billion	U.S.$ 300 billion	U.S.$ 3,745 billion	U.S.$ 3,473.8 billion	U.S.$ 3,559 billion

GDP per capita (PPP)	U.S.$ 27,715	U.S.$ 26,403	U.S.$ 24,429	U.S.$ 33,223	U.S.$ 31,480	U.S.$ 28,446	U.S.$ 26,109	U.S.$ 23,744	U.S.$ 24,764

GDP growth rate (PPP)	4.86%	6.64%	4.98%	5.86%	10.48%	4.21%	7.81%	-2.39%	1.92%
GDP growth rate per capita (PPP)	4.97%	8.08%	4.97%	5.54%	10.66%	4.02%	9.96%	-4.12%	1.92%

Inflation rate	0.21%	0.06%	0.00%	1.10%	0.50%	1.40%	5.95%	13.50%	8.30%

Yield on long-term government debt(**)	3.74%	2.94%	2.55%	0.82%	0.55%	0.47%	8.16%	9.74%	14.09%
Rating of long-term government debt(***)	BBB+/A2	BBB+/A2	A-/A2	AA-/A1	AA-/A1	AA-/A1	BB+/Ba1	BB+/Ba1	BB+/Baa3
Exchange rate of U.S.$ to local currency as of Dec. 31 (****)	PLZ- U.S.$ 0.239	PLZ- U.S.$ 0.2554	PLZ- U.S.$ 0.283	CZK- U.S.$ 0.039	CZK- U.S.$ 0.0404	CZK- U.S.$ 0.044	RUB- U.S.$ 0.016	RUB- U.S.$ 0.014	RUB- U.S.$ 0.018
Unemploy-ment rate (*****)	6.34%	7.50%	8.99%	4.14%	5.05%	6.11%	5.84%	5.58%	5.20%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF World Economic Outlook Database, October 2016. It is noted that the data of the International Monetary Fund for 2016 are projections by the International Monetary Fund as of October 2016. In addition, the product data presented for the years 2014-2016, which are taken from a publication of the International Monetary Fund for 2016, are in terms of 2016 prices.

(**)	According to a Trading Economics publication (www.tradingeconomics.com) in relation to the yield on 10-year government debentures.

(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).

(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2014, December 31, 2015 and December 31, 2016.

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Additional macro-economic data

As a rule, 2016 was characterized by economic uncertainty and geopolitical changes, including unanticipated events, the long-term effects of which cannot be estimated at this stage, such as the U.K.'s decision to leave the European Union, the implications of the elections and the change of government in the United States and the agreement signed by OPEC in November 2016 for the reduction of oil production. Despite the negative implications of certain events, the majority of ATR's core markets remains stable and it is even expected that the recession in Russia will end as early as the coming year.

During the reporting period, ATR witnessed the continuance of the trends that were recorded in previous years, of a steady growth in demands and in sales to consumers in most countries in which ATR operates (Poland – 6.1%; Czech Republic – 6.7%; Slovakia – 2%; Hungary – 4%, Romania – 10%). Despite the reduction in retail sales in Russia (-4.1%), real wages in Russia have increased by 1.7% and the rate of inflation decreased to (5.8%), the lowest rate recorded since the collapse of the Soviet Union.

The positive growth and the anticipated household spending continued to draw retailers and investors. Preliminary data indicate a substantial increase in the volume of real estate investments in Central and Eastern Europe. In Poland, the volume of investments exceeded EUR 4.5 billion, with an annual growth rate of 11%, of which the lion's share (43%) is retail properties. Similarly, the volume of investments in the Czech Republic reached a record high in 2016 (EUR 3.6 billion), an increase of 36%, which was due primarily to transactions in industrial and office buildings, and less so to retail properties. In Slovakia, too, investments in 2016 soared to a record high, (EUR 846 million), of which 50% was invested in retail properties. Markets outside the core business of ATR also recorded growth, with an increase of 74% in investments in commercial properties. In Russia, the increase is due mainly to transactions in office buildings that accounted for 60% of total transactions. ATR has also witnessed a shortage retail properties for sale in the area. Substantial yield gaps continue to stem from the differences between properties in primary locations and properties in secondary locations, resulting in the attaching of higher price tags to better quality properties, this in view of the growing appetite of investors. These trends are expected to persist in 2017.

Projected GDP growth in the core markets of ATR in 2017, as per the World Economic Outlook (WEO) is 3.1% for Central and Eastern Europe as a whole, 3.4% in Poland, 2.7% in the Czech Republic, 3.3% in Slovakia, 3.8% in Romania and 2.5% in Hungary. In opposition, the GDP in Russia has decreased by 0.6% (a more moderate drop than the projected -0.8%).

Moreover, the stabilization of oil prices since last November has had a twofold positive impact within the region of Central and Eastern Europe. Firstly, it enhanced the significant alleviation of inflation within Russia, thereby contributing to the stabilization of Russia's economy. At the same time, it temporarily raised inflation projections in the other markets in which ATR operates, although this effect is expected to diminish by the end of the second quarter of 2017. Consequently, despite the geopolitical uncertainty and based on the most updated projections that are available to date, the economic future of Europe and of the core markets of ATR is expected to remain strong.

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9.4.	Aggregate data about the field of operation

The tables below provide data about ATR's income-producing properties:

As aforesaid in section 9.1 above, starting in the first quarter of 2015, the Company consolidates the financial statements of ATR. Until said date, the Company had held joint control in ATR and presented ATR in its financial statements using the equity method. Accordingly, in order to facilitate the comparability of data over the periods that are presented in this section below, the data included in this section, including in respect of 2014, include ATR's data in full (despite the fact that in 2014 ATR was presented by the equity method).

The financial data that are presented in the tables of this section in relation to the Czech Republic and "other" have been restated in Euro, which is the most material commercial currency in said areas. These data also include non-material properties in areas with a principal commercial currency other than the Euro, which have been translated into Euros at the average exchange rate for the period.

The data presented in section 9.4 below do not include jointly controlled properties.

9.4.1.	GLA of income-producing properties

The following table provides details regarding the GLA of ATR's income-producing properties as of December 31, 2016 and 2015 (in square meter thousands):

		As of December 31
	Total GLA of	2016		2015
	income-		As a percentage		As a percentage
	producing		of total property		of total property
Region	properties		GLA		GLA
Poland	Total GLA owned by ATR	522		536
	Company's share	311	48.6%	293	45.0%
Czech Republic	Total GLA owned by ATR	83		173
	Company's share	49	7.7%	95	14.5%
Russia	Total GLA owned by ATR	241		241
	Company's share	144	22.4%	132	20.2%
Other(*)	Total GLA owned by ATR	229		241
	Company's share	136	21.3%	132	20.3%
Total	Total GLA owned by ATR	1,074		1,191
	Company's share	640	100%	652	100%

(*) The reference to "other" in section 9.4. Includes ATR's properties in Slovakia, Hungary, Romania and Latvia.

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9.4.2.	Segmentation of the fair value of income-producing properties

The table below provides data about the value of ATR's income-producing properties as of December 31, 2016 and 2015:

	Fair value of	2016		2015
	income-		As a percentage		As a percentage
	producing		of total property		of total property
Region	properties		value		value

Poland (in	Consolidated	1,578,750		1,536,438
EUR thousands)	Company's share	939,755	62.9%	844,166	60.6%
Czech	Consolidated	340,573		429,271
Republic (in EUR thousands)	Company's share	202,727	13.6%	235,854	16.9%
Russia (in	Consolidated	284,344		275,286
EUR thousands)	Company's share	169,257	11.3%	151,250	10.9%
Other (in EUR	Consolidated	304,380		295,801
thousands)	Company's share	181,183	12.2%	162,522	11.6%
Total (in NIS	Consolidated	10,142,037		10,773,265
thousands)	Company's share	6,037,074	100%	5,919,158	100%

9.4.3.	NOI

The table below provides data about ATR's NOI for 2016, 2015 and 2014:

		2016		2015		2014
			As a		As a		As a
			percentage		percentage		percentage
			of the total		of the total		of the total
			property		property		property
Region	NOI		NOI		NOI		NOI
Poland (in	Consolidated	101,156		101,450		91,513
EUR thousands)	Company's share	57,361	56.3%	54,959	52.5%	36,386	44.9%
Czech	Consolidated	19,905		28,581		32,524
Republic (in EUR thousands)	Company's share	11,287	11.1%	15,483	14.8%	12,932	15.9%
Russia (in	Consolidated	33,206		38,744		55,347
EUR thousands)	Company's share	18,830	18.5%	20,989	20.0%	22,006	27.1%
Other (in	Consolidated	25,377		24,566		24,652
EUR thousands)	Company's share	14,390	14.1%	13,308	12.7%	9,802	12.1%
Total (in NIS	Consolidated	763,517		834,263		968,736
thousands)	Company's share	432,959	100%	451,953	100%	385,178	100%

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9.4.4.	Revaluation gains (losses)

The table below provides data about ATR's revaluation gains (losses) for the years 2014-2016:

		2016		2015		2014
			As a		As a		As a
			percentage		percentage		percentage
			of the total		of the total		of the total
	Revaluation		revaluation		revaluation		revaluation
Region	gains (losses)		gains (losses)		gains (losses)		gains (losses)

Poland (in	Consolidated	13,894		27,222		(11,753)
EUR thousands)	Company's share	7,879	34.5%	14,747	(50.2)%	(4,673)	12.5%
Czech	Consolidated	9,879		17,113		596
Republic (in EUR thousands)	Company's share	5,602	24.5%	9,271	(31.5)%	237	(0.6)%
Russia (in	Consolidated	7,880		(98,314)		(77,236)
EUR thousands)	Company's share	4,468	19.5%	(53,261)	181.2%	(30,710)	82.1%
Other (in	Consolidated	8,693		(283)		(5,672)
EUR thousands)	Company's share	4,929	21.5%	(153)	0.5%	(2,255)	6.0%
Total (in NIS	Consolidated	171,449		(234,105)		(446,592)
thousands)	Company's share	97,222	100%	(126,824)	100%	(177,569)	100%

9.4.5.	Average rent per square meter

The table below provides data about ATR's average monthly rent per square meter for the years ended on December 31, 2016 and 2015 (in EUR):

	For the year ended December 31
Region	2016	2015
Poland (in EUR)	21.9	21.9
Czech Republic (in EUR)	24.3	17.5
Russia (in EUR)	17.6	20.2
Other (in EUR)	13.3	13.3

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9.4.6.	Average occupancy rates

The table below provides data about the occupancy rates in ATR's properties as of December 31, 2016 and the average occupancy rates in each of the years 2016 and 2015:

	As of	For the year ended	For the year ended
Region	December 31, 2016	December 31, 2016(*)	December 31, 2015(*)

Poland	96.3%	96.0%	96.1%
Czech Republic	96.6%	94.0%	97.0%
Russia	93.5%	94.2%	96.9%
Other	98.5%	98.2%	97.2%

(*)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

9.4.7.	Number of income-producing properties

The table below provides data about the number of ATR's income-producing properties as of December 31, 2016 and 2015 (assuming full consolidation):

	For the year ended December 31
Region	2016	2015

Poland	21	24
Czech Republic	5	17
Russia	7	7
Other	26	28
Total	59	76

9.4.8.	Average yields

The table below provides data about ATR's actual average yields as of December 31, 2016 and 2015 (based on property value at the end of the year):

	As of December 31
Region	2016	2015

Poland	6.2%	6.5%
Czech Republic	5.6%	6.5%
Russia	12.0%	12.3%
Other	8.3%	8.3%

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9.5.	Expected rental income from lease agreements entered into(*)

					Area in the
					terminating
		Income from fixed	Income from	Number of	agreements (in
	Period of recognition of	components (in NIS	variable components	terminating lease	square meter
	income	thousands)	(in NIS thousands)	agreements	thousands)

2017	Quarter 1	156,548	7,020	211	49
	Quarter 2	154,166	6,818	185	28
	Quarter 3	152,160	6,737	181	33
	Quarter 4	149,665	6,462	169	30
	2018	531,570	24,801	709	134
	2019	472,340	20,959	607	134
	2020	362,276	20,308	452	134
	2021 and thereafter	639,414	38,416	478	479
	Total	2,618,139	131,521	2,992	1,021

(*)	The Company's management does not review on a current basis the expected rental income assuming exercise of the extension options given to the tenants. These data therefore assume non-exercise of tenant option periods.

9.6.	Aggregate data about income-producing properties under construction in the field of operation

In the years 2014-2016, ATR did not have any income-producing properties under construction.

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9.7.	Aggregate data about plots of land for investment in the field of operation

Presented below are aggregate data about the plots of land of ATR (that are classified in ATR's financial statements as investment property under construction) in the years 2015-2016 (*):

		As of
		December 31
Region	Parameters	2016	2015
Poland	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	97,111	103,295
	The total area of plots of land at the end of the period (in square meter thousands)	481	483
	Total construction rights on land, according to approved plans (in square meter thousands) (**)	241	241
Czech Republic	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	6,241	3,987
	The total area of plots of land at the end of the period (in square meter thousands)	17	17
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-
Russia	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	42,658	55,551
	The total area of plots of land at the end of the period (in square meter thousands)	1,167	1,305
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-
Other	The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in EUR thousands)	109,121	124,187
	The total area of plots of land at the end of the period (in square meter thousands)	350	350
	Total construction rights on land, according to approved plans (in square meter thousands)	-	-

(*)	The construction rights with regards to land, specified in this section, reflect construction rights in respect of which actual permits were obtained, in line with customary practice in ATR's countries of activity.

(**)	In this section, "other" also includes lands in Turkey..

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9.8.	Acquisition and sale of properties

The table below provides data about properties sold and acquired by ATR in 2014, 2015 and in 2016:

			For the year ended December 31,
Region			2016	2015	2014
Poland	Properties acquired	Number of properties acquired during the period	-	-	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	-	-	118,281
		NOI of properties acquired (consolidated) (in EUR thousands)	-	-	8,313
		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	-	41
	Properties sold	Number of properties sold during the period	3	-	-
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	17,518	-	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	15,600	-	-
		NOI of properties sold (consolidated) (in EUR thousands)	1,430	-	-
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	(119)	-	-
Czech Republic	Properties acquired	Number of properties acquired during the period	-	-	1
		Cost of properties acquired during the period (consolidated) (in EUR thousands)	-	-	80,749
		NOI of properties acquired (consolidated) (in EUR thousands)	-	-	-

		Area of properties acquired during the period (consolidated) (in square meter thousands)	-	-	20
	Properties sold	Number of properties sold during the period	12	77	-
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	95,933	83,229	-
		Area of properties sold during the period (consolidated) (in square meter thousands)	90,723	193	-
		NOI of properties sold (consolidated) (in EUR thousands)	8,933	8,030	-
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	591	(9,728)	-
Other	Properties sold	Number of properties sold during the period	2	-	5
		Proceeds from the realization of properties sold during the period (consolidated) (in EUR thousands)	12,877	-	71,382
		Area of properties sold during the period (consolidated) (in square meter thousands)	23,588	-	484
		NOI of properties sold (consolidated) (in EUR thousands)	1,111	-	107
		Profit (loss) recorded from the sale of properties (consolidated) (in EUR thousands)	534	-	(2,901)

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9.9.	Human capital

9.9.1.	As of December 31, 2016, ATR (and its wholly-owned subsidiaries) has 366 employees (351 employees in 2015), as follows: management – 9 employees; operating department – 188 employees; development department – 22 employees; finance and administration – 88 employees; information systems department – 8 employees; legal department – 18 employees; other – 33 employees.

ATR employees are employed under personal contracts and are entitled to a base salary, various benefits and annual bonuses, according to corporate rank. ATR's officers are also entitled to long-term share-based compensation, as detailed below.

9.9.2.	ATR’s share-based compensation plans

(a) 2013 ESOP Plan

In May 2013, ATR adopted a share option plan for executive directors, key employees and consultants under which ATR may grant share options that are convertible into up to five million shares of ATR. In general, share options granted under the plan will vest in four equal annual batches, until ten years have elapsed from their grant date, at an exercise price to be decided according to the average ATR share price at the grant date. As of December 31, 2016, ATR has allotted 2.12 million share options by virtue of the plan, exercisable at an average price per share of EUR 4.36. Commencing in November 2016, no further allotments may be approved under this plan.

(b) 2009 ESOP Plan

In 2009, ATR adopted an officers and employees’ share option plan (the scope of which was increased in 2010), under which ATR was entitled to grant to its key employees up to 8.5 million share options, mostly with a maximum exercise period of 5 years and subject to vesting periods of three years. As of December 31, 2016, 1.24 million share options granted to key employees under this plan have yet to be exercised. These are exercisable at an average price of EUR 2.98 per share. Following the adoption of the 2013 ESOP plan, no additional grants will be made under the 2009 ESOP plan.

(c) Restricted share plan

In May 2011, ATR's Board of Directors adopted a restricted share plan, which was amended in August 2015, that allows ATR's directors to choose to receive ordinary shares of ATR in lieu of the directors' compensation they are entitled to up to their annual compensation cash amount (and commencing in July 2015 – at a value of up to EUR 65 thousand), subject to the restrictions applicable to shareholding by the offerees20. Shares will be allotted at a price per share calculated based on the share's price in the 30 trading days preceding the allotment.

(d) Long-term incentive plan

In August 2015, ATR updated an incentive plan for managers and key executives for the granting of rights to allocation of ATR shares, conditional upon the achievement of certain goals at the end of three years. As of December 31, 2016, 4 grants have been made under this plan.

9.10.	Credit and financing[21]

9.10.1.	Credit rating – ATR and its debentures are rated BBB- (Stable Outlook) by S&P and Fitch.

9.10.2.	Debenture repurchase – during the reporting period, ATR repurchased a total of EUR 16.5 million par value of debentures it issued in the years 2013 and 2014 that mature in 2020 and 2022, respectively. For further details, refer to Note 20e to the financial statements.

9.10.3.	Mortgages – ATR's mortgage-secured liabilities as of December 31, 2016 totaled EUR 113 million (including debentures in the amount of EUR 3.9 million) and as of December 31, 2015, EUR 162 million (including debentures in the amount of EUR 3.9 million).

[20]	Commencing in July 2015, non-executive directors are entitled to a cash directors' remuneration in the amount of EUR 65 thousand and are also eligible for two allotments of ATR shared every year, with a total value of EUR 65 thousand. These will vest at the end of two years from the date of grant of such right. The sale of the shares at the end of the vesting period is conditional upon the directors' maintaining a minimum holding in the shares of ATR.

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9.10.4.	Additional financing obtained from financial institutions – In October 2015, ATR entered into an agreement with a syndicate of several banks for the provision of a 5-year credit facility (unsecured) in the amount of EUR 125 million (consisting of EUR 100 newly extended credit and EUR 25 representing an expansion to an existing credit facility provided in 2015). In November 2016, the credit facility was increased by an additional EUR 25 million. In addition, in October 2014 ATR was provided a revolving credit facility amounting to EUR 25 million, for a period of five years. As of December 31, 2016, ATR has unutilized credit facilities in the amount of EUR 175 million. Additionally, in the reporting period, ATR made a voluntary early repayment of a bank loan in the amount of EUR 49.5 million.

9.10.5.	Debentures – As of December 31, 2016, ATR has debentures most of which are unsecured, of par value EUR 838 million. The debentures bear fixed and variable interest at an annual rate ranging between 3.625% and 4.0% and are redeemable in between 2017 and 2022. For the debenture ratings, refer to section 9.10.1 above.

9.10.6.	The following table presents long-term credit and loans received by ATR to finance its operations, as of December 31, 2016:

	Balance	Weighted	Average repayment
	(EUR in thousands)	interest rate (*)	period (years)(**)

Secured loans at variable interest	109,320	4.10%	4.8
Secured debentures at variable interest	3,838	4.00%	0.6
Unsecured debentures at fixed interest(**)	834,246	3.77%	4.9
Total	947,406

(*)	The effective interest rate is not materially different from the weighted interest rate.
(**)	Calculated only according to the repayment dates of the credit.

9.10.7.	Financial covenants

Some of the debentures, credit facilities and mortgages granted to ATR and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants.

As of December 31, 2016 and immediately prior to the approval date of this report, ATR is in compliance with all the specified covenants.

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10.	Supplementary activities of the Company that do not comprise a separate segment

10.1.	Gazit Development

10.1.1.	The Company has been operating in Israel in the shopping center sector through the subsidiary Gazit Development, of which the Company owns 100%. As of December 31, 2016, Gazit Development owns 10 income-producing properties and a number of plots of land for investment in Israel[21]. In addition, Gazit Development owns one income-producing property in Bulgaria and a number of plots of land for investment in Bulgaria and in Macedonia[22].

10.1.2.	In May 2016, the Company, Gazit Development and Ronen Ashkenazi Holdings Ltd. ("Ashkenazi Holdings"), a company owned by Mr. Ronen Ashkenazi, who owned 15.35% of the share capital of Gazit Development have reached accords, whereby, inter alia, it has been agreed that the holdings of Ashkenazi Holdings in Gazit Development will be acquired by the Company. In addition, it has been agreed that Mr. Ronen Ashkenazi will terminate his service as the CEO of Gazit Development and also that Gazit Development, directly and indirectly, will sell to Mr. Ashkenazi its rights in two plots of land, an office building in Israel (for which Mr. Ashkenazi will be entitled to receive partial funding from Gazit Development) and some of the shares of the subsidiaries that own real estate in Bulgaria and Macedonia (with the balance of the shares continuing to be indirectly owned by Gazit Development), with these being properties not being part of the Company’s core operations. In December 2016, the parties completed the transaction. Following the completion of the transaction, Gazit Development is fully owned by the Company.

10.1.3.	Until January 14, 2016, Gazit Development had held 84.9% of the share capital and voting rights in Amos Luzon Development and Energy Group Ltd. ("Luzon Group"; formerly U. Dori Group Ltd) as well as permanent capital notes (for additional details regarding the capital note, refer to Note 9g to the financial statements). Luzon Group is engaged in the development and construction of residential projects in Israel and in Central and Eastern Europe and also performs contracting work in Israel.

On January 14, 2016, of Gazit Development’s entire interest in the shares of Luzon Group was sold, mainly within the framework of an off-exchange trade, for a total consideration of NIS 10.7 million, Gazit Development is no longer the controlling shareholder in Luzon Group. Consequently, commencing in the first quarter of 2016, the operations of Luzon Group are no longer consolidated as an operating segment in the financial statements of Gazit Development. For additional details, see Note 9g to the financial statements.

In December 2016, Gazit Development entered into a transaction with Luzon Group and the controlling shareholder therein for the liquidation of its remaining investment in Luzon Group. Within the framework of this transaction: Gazit Development will be issued marketable debentures in the amount of NIS 120 million, in lieu of the credit facility previously extended by Gazit Development to Luzon Group; Luzon Group issued shares (representing 1.5% of the share capital of Luzon Group) to Gazit Development in lieu of interest accrued and expected to be accrued on the aforesaid credit facility; the parties have agreed to convert part of the convertible capital notes that are held by Gazit Development into shares of Luzon Group, to the effect that, following the conversion, Gazit Development will hold 15% of the share capital in Luzon Group (Gazit Development has undertaken not to exceed a holding of 17% in the share capital of Luzon Group); the balance of the capital note will be reduced to NIS 108 million , entitling Gazit Development solely to conversion (at the original conversion rate of NIS 1.13131 per share); the non-convertible capital notes were sold to the controlling shareholder in Luzon Group in consideration of NIS 1; the controlling shareholder in Luzon Group granted Gazit Development a put option, for a period of one year from the date of completion of the transaction, in relation to 10 million shares that it holds, this at a price of NIS 0.45 per share.

The transaction is subject to suspending conditions that have not yet been met to date.

For details regarding the terms of the transaction, see Note 10a (5) to the financial statements.

It is clarified that the data in this section 10.1 do not include the activity of Luzon Group.

[21]	Gazit Development also owns 26% of an income-producing property in Israel.

[22]	Gazit Development's properties in Bulgaria and Macedonia are owned through wholly-owned subsidiaries (with the exception of two properties in Bulgaria, which are held by Gazit Development through subsidiaries, one at the rate of 75% and the other at the rate of 25%, while the remainder is owned by third parties).

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10.1.4.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics (*) of Israel, where Gazit Development conducts most of its operations:

	Israel
	As of December 31,
Macro-economic parameters	2016	2015	2014
Gross domestic product (PPP)	U.S.$ 297 million	U.S.$ 282 million	U.S.$ 268 million
GDP per capita (PPP)	U.S.$ 34,834	U.S.$ 33,658	U.S.$ 33,352
GDP growth rate (PPP)	5.43%	5.13%	4.18%
GDP growth rate per capita (PPP)	3.49%	0.92%	1.94%
Inflation rate(**)	-0.20%	0.67%	-0.2%
Yield on long-term government debt(***)	2.18%	2.20%	1.48%
Rating of long-term government debt(****)	A+/A1	A+/A1	A+/A1
Exchange rate of local currency to U.S.$	NIS – U.S.$	NIS – U.S.$	NIS – U.S.$
as of December 31(*****)	0.260	0.256	0.257
Unemployment rate (******)	5.24%	5.23%	5.95%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2016. It is noted that the International Monetary Fund data for 2016 are projections of the IMF as of October 2016. In addition, the product data presented for the years 2014-2016, which are taken from the publication of the International Monetary Fund for 2016, are in terms of 2016 prices.

(**)	According to publications of the Central Bureau of Statistics.

(***)	According to Bank of Israel publications with respect to long-term government debentures (www.bankisrael.com).

(****)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).

(*****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2014, December 31, 2015 and December 31, 2016.

(******)	According to the publication of the IMF - World Economic Outlook Database, October 2016.

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10.1.5.	Principal aggregate data about Gazit Development's properties

The table below provides principal data about Gazit Development's income-producing property:

	As of December 31
	2016	2015
Total GLA of income-producing properties (consolidated) (in square meter thousands)	129	129
Fair value of income-producing properties (consolidated) (in NIS thousands)	2,466,182	2,443,568
NOI of the properties (consolidated) (per year, in NIS thousands)(*)	154,900	151,968
Revaluation gains (consolidated)	21,869	17,964
Average monthly rent per square meter (in NIS)	107.8	101.3
Actual average occupancy rate(**)	For 2016:	For 2015:
	97.0%	95.3%
	As of December 31,	As of December 31,
	2016:	2015:
	96.5%	96.9%
Number of income-producing properties	11	11
Actual average yields according to value at the end of the year	6.2%	6.2%

(*)	In 2014, the NOI of the field of operation properties amounted to a total of NIS 161,784 thousand (consolidated).

(**)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

10.1.6.	Expected rental income from lease agreements entered into(*)

			Area in the
	Income from fixed	Number of	terminating
	components (in NIS	terminating lease	agreements (in square
Period of recognition of income	thousands)	agreements	meter thousands)

2017	148,917	60	4
2018	145,794	77	5
2019	137,717	99	15
2020	121,249	62	3
2021 and thereafter	814,512	389	95
Total	1,368,189	687	122

(*)	Assuming exercise of the lease agreement extension options by the tenants.

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10.1.7.	Aggregate data about investment properties under construction of Gazit Development

The table below provides aggregate data about Gazit Development's investment properties in Israel that were classified as investment properties under construction in the Company's financial statements:

	For the year
	ended December 31
	2016	2015	2014
Number of properties under construction at the end of the period	1	1	2
Total GLA under construction (planned) at the end of the period (in square meter thousands)	13	5	13
Total costs invested in the current period (consolidated) (in NIS thousands)	632	18,702	33,416
The amount at which the properties are stated in the financial statements at the end of the period (in NIS thousands)	46,000	76,000	125,396
Construction budget during the subsequent period (estimate) (consolidated) (in NIS thousands)	43,148	8,824	64,930
Total balance of estimated construction budget for completion of the construction works (estimate as of the end of the period) (consolidated) (in NIS thousands)	105,006	8,824	64,930
Percentage of the GLA under construction with respect to which lease agreements have been signed	57%	0%	45%
Expected annual revenue (estimate) (consolidated) (in NIS thousands)(*)	-	-	-

(*)	The datum refers to the estimated total annual revenue expected from projects the construction of which is scheduled to end in the following year, and for which lease agreements have been signed with respect to 50% or more of their total GLA.

10.1.8.	Aggregate data about Gazit Development's plots of land for investment

The table below provides aggregate data about Gazit Development's plots of land for investment (that are classified in the Company's financial statements as investment property under construction):

For the year ended December 31
	2016	2015
The amount at which the plots of land are stated in the financial statements at the end of the period (consolidated) (in NIS thousands)	Israel –198,250 Bulgaria and Macedonia – 181,689	Israel –168,104 Bulgaria and Macedonia – 210,233
The total area of plots of land at the end of the period (in square meter thousands)	Israel –13 Bulgaria and Macedonia – 234	Israel –20 Bulgaria and Macedonia – 234
Total construction rights on land according to approved plans (in square meter thousands)	Israel –40 Bulgaria and Macedonia – 221	Israel –35 Bulgaria and Macedonia – 196

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10.1.9.	Acquisition and sale of properties

For details regarding the sale of two plots of land, an office building in Israel and part of the shares of subsidiaries that own real estate in Bulgaria to Mr. Ronen Ashkenazi, this within the framework of the transaction for the acquisition of Mr. Ashkenazi's holdings in Gazit Development, which was completed in the reporting period, refer to section 10.1.2 above.

In 2015, Gazit Development sold one property with an area of 11 square meters in consideration of NIS 172 million.

In 2014, Gazit Development did not acquire or sell properties.

10.1.10.	Human capital

As of December 31, 2016, Gazit Development (and its wholly-owned subsidiaries) has 74 full-time employees (71 employees in 2015), as follows: headquarters – 32 employees; property management – 42 employees.

The said employees are employed under personal contracts, and are usually entitled to a base salary, customary social benefits and bonuses, at management's discretion.

The Company and Gazit Development are parties to a service agreement, under which the Company provides management services to Gazit Development for a monthly consideration of NIS 60 thousand, with effect from September 2016..

10.1.11.	Credit and financing

Gazit Development finances its investments in properties through Company financing (including in accordance with the Company's undertakings under the agreement for the establishment of Gazit Development from May 2006) (the "Founders Agreement") and through financial institutions.

(a)	Capital note – In March 2016, Gazit Development issued the Company an interest-bearing perpetual capital note in the amount of NIS 375 million that is convertible into shares of Gazit Development. For details, see Note 9h to the financial statements.

(b)	Shareholders’ loans - In addition to the Company’s initial investment in Gazit Development, through a shareholders' loan, as set out in the Founders Agreement, from time to time the Company extends loans to Gazit Development, as stated below:

The Company extended to Gazit Development Group credit, which as of December 31, 2016 amounts to NIS 799 million, according to a debenture allotment agreement entered into by the Company and Gazit Development in August 2009. Pursuant to this agreement, the Company has extended credit to Gazit Development, in the amount of all the amounts raised by the Company within the framework of the issuance to the public of debentures (Series J) in February 2009 (as extended) (in this section: "the Debentures"), that were secured by collateral provided in favor of the Debenture holders by companies in the Gazit Development Group. According to the terms of the agreement, the Company will extend to Gazit Development additional credit, in the amount of all the amounts that it will raise from an extension of the Debentures, if and insofar as it does so, all on back to back terms to the credit to be extended to the Company in accordance with the terms of the Debentures, as issued, other than with regard to the interest rate.

As of December 31, 2016, the outstanding balance of the loans extended by the Company to Gazit Development (including the financing in respect of the debentures, as described above) amounted to NIS 1.6 billion (NIS 1.9 billion and NIS 1.7 billion as of December 31, 2015 and 2014, respectively), which also includes financing used in the plan of investment in Luzon Group. In March 2016, Gazit Development repaid NIS 375 million out of said amount, which was due by December 31, 2016, this by way of issuance of the capital note, as described in section 10.1.11(a) above.

(c)	Mortgages - The total of Gazit Development’s mortgage-secured liabilities (excluding commitments with respect to debentures (Series J)) was NIS 739 million as of December 31, 2016 (as of December 31, 2015– NIS 622 million). Out of the pledged debt, a total of NIS 531 million is at fixed interest at a weighted rate of 2.53%, with an average repayment period of 3.1 years, and the balance, in the amount of NIS 208 million, is at variable interest at a weighted rate of 2.93%, with an average repayment period of 2.3 years.

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(d)	Financial covenants

Some of the loans granted to Gazit Development in the ordinary course of business, require compliance with financial and other covenants. For details regarding the financial covenants, refer to Note 22d5 to the financial statements.

In addition, some of the mortgages granted to Gazit Development and its subsidiaries in the ordinary course of business, require compliance with financial and other covenants with respect to the specific property for which the loan was granted.

As of December 31, 2016 and immediately prior to the approval date of this report, Gazit Development is in compliance with all the prescribed covenants.

10.2.	Gazit Germany

10.2.1.	Since 2006, the Company operates in Germany through subsidiaries which, for convenience, are referred to in this report as "Gazit Germany". As of December 31, 2016, Gazit Germany owns three shopping centers in Germany.

Gazit Germany's properties are mostly managed by external service providers. The management services include maintenance services, which costs are paid by the tenants, in accordance with the relevant lease agreements. The level of management fees charged is derived from the rent paid by the tenant, and from the size of the area leased. In addition, the tenants are required to bear a pro rata percentage of the management expenses (to cover the tenant's participation in taxes, insurance and property maintenance costs). The percentage paid by each tenant out of the said expenses varies between tenants.

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10.2.2.	Economic data regarding geographic regions

The table below provides the macro-economic characteristics of Germany, where Gazit Germany conducts its operations (*):

	As of December 31
Macro-economic parameters – Germany	2016	2015	2014
Gross domestic product (PPP)	U.S.$ 3,979 billion	U.S.$ 3,842 billion	U.S.$ 3,621 billion
GDP per capita (PPP)	U.S.$ 48,190	U.S.$ 47,033.2	U.S.$ 44,741
GDP growth rate (PPP)	3.57%	6.10%	3.09%
GDP growth rate per capita (PPP)	2.46%	5.12%	2.91%
Inflation rate	1.17%	0.16%	0.90%
Yield on long-term government debt(**)	0.35%	0.63%	0.54%
Rating of long-term government debt(***)	AAA/Aaa	AAA/Aaa	AAA/Aaa
Exchange rate of EUR to U.S.$ as of December 31(****)	1.054	1.0906	1.216
Unemployment rate (*****)	4.29%	4.63%	5.01%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2016. It is noted that the data of the International Monetary Fund for 2016 are projections of the IMF as of October 2016. In addition, the product data presented for the years 2014-2016, which are taken from the publication of the International Monetary Fund for 2016, are in terms of 2016prices.

(**)	According to a publication of Trading Economics (www.tradingeconomics.com) with respect to the yield on 10-year government debentures.

(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).

(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2014, December 31, 2015 and December 31, 2016.

(*****)	According to the publication of the IMF - World Economic Outlook Database, October 2016.

10.2.3.	Principal aggregate data about Gazit Germany properties

The table below provides principal data about Gazit Germany's investment property as of December 31, 2016 and 2015(*):

	As of December 31
	2016	2015
Total GLA of income-producing properties (in square meter thousands)	49	49
Fair value of income-producing properties (in EUR thousands)	95,230	96,939
NOI of the properties (per year, in EUR thousands) (**)	4,936	4,625
Revaluation losses (in EUR thousands)	(4,271)	2,030
Average monthly rent per square meter (in EUR)	13.5	13.9
Actual average occupancy rate	For 2016:	For 2015:
	84.4%	84.2%
	As of December 31	As of December 31
	2016:82.4%	2015:84.5%
Number of income-producing properties	3	4
Average yields according to the actual end-of-year value	6.10%	5.24%

(*)	Since the Company owns 100% of the share capital of Gazit Germany, Gazit Germany's consolidated data and its data according to the Company's proportionate share therein are the same.

(**)	The total NOI of the properties of the field of operation in 2014 amounted to EUR 9,914 thousand.

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10.2.4.	Human capital

As of December 31, 2016, Gazit Germany has 8 administration and finance employees (8 employees in 2015).

10.3.	Gazit Brazil

Since 2007, the Company operates in the shopping centers sector in Brazil, primarily in São Paulo, through its wholly-owned subsidiary (100%), Gazit Brazil. As of December 31, 2016, Gazit Brazil owns 8 income-producing shopping centers.

In the reporting period, Gazit Brazil sold its entire holdings in BR Malls Participações S.A. ("BR Malls"), a public company that is listed for trade on the Brazil Stock Exchange ("Bovespa") and is engaged in the acquisition, development and management of shopping centers in Brazil. Following the sale, Gazit Brazil recorded a profit of NIS 125 million. Gazit Brazil also holds 4.3% interest in a corporation that holds a shopping center in Brazil (the data in relation to which is not reflected in the data below).

10.3.1.	Macro- economic characteristics (*):

	As of December 31
Macro-economic parameters-Brazil	2016	2015	2014
Gross domestic product (PPP)	U.S.$ 3,153 billion	U.S.$ 3,207.9 billion	U.S.$ 3,073 billion
GDP per capita (PPP)	U.S.$ 15,211	U.S.$ 15,690	U.S.$ 15,153
GDP growth rate (PPP)	-2.28%	4.39%	1.98%
GDP growth rate per capita (PPP)	-3.05%	3.54%	1.11%
Inflation rate	7.25%	9.32%	6.25%
Yield on long-term government debt (**)	10.45%	16.51%	12.42%
Rating of long-term government debt(***)	BB/Ba2	BB/Ba2	BBB/Baa2
Exchange rate of BRL to U.S.$ as of December 31(****)	0.307	0.2523	0.373
Unemployment rate (*****)	11.21%	8.53%	6.83%

(*)	Unless stated otherwise, the data provided in the table are based on publications of the IMF - World Economic Outlook Database, October 2016. It is noted that the data of the International Monetary Fund for 2016 are projections of the IMF as of October 2016. In addition, the product data presented for the years 2014-2016, which are taken from the publication of the International Monetary Fund for 2016, are in terms of 2016 prices.

(**)	According to a publication of Trading Economics (www.tradingeconomics.com) with respect to the yield on 10-year government debentures.

(***)	According to S&P or Moody's (www.moodys.com / www.standardandpoor.com).

(****)	According to OandA data (www.oanda.com). Representative exchange rate as of December 31, 2014, December 31, 2015 and December 31, 2016.

(*****)	According to the on publication of the IMF - World Economic Outlook Database, October 2016.

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10.3.2.	Principal aggregate data about Gazit Brazil's properties

The table below provides principal data about Gazit Brazil's income-producing properties (*):

	As of December 31
	2016	2015
Total GLA of income-producing properties (in square meter thousands)	135.5	77.7
Fair value of income-producing properties (in BRL thousands)	1,785,033	774,957
NOI (per year, in BRL thousands) (**)	68,276	47,873
Revaluation gains (losses) (in BRL thousands)	72,433	(28,178)
Average monthly rent per square meter (in BRL)	52.0	73.0
Actual average occupancy rate(***)	For 2016:	For 2015:
	90.9%	89.0%
	As of December 31 2016:	As of December 31 2015:
	92.6%	87.2%
Number of income-producing properties	8	6
Actual average yields according to value at the end of the year	6.9%	6.5%

(*)	As the Company owns 100% of the share capital of Gazit Brazil, Gazit Brazil's consolidated data and its data according to the Company's proportionate share therein are the same.

(**)	The total NOI of the properties of the field of operation in 2014 amounted to BRL 19,782 thousand.

(***)	The average occupancy rate for a specific year was calculated as the average of all occupancy rates at the end of every calendar quarter in the relevant year.

10.3.3.	Expected rental income from lease agreements entered into

Period of recognition of	Income from fixed components (in NIS	Number of terminating	Area in the terminating agreements (in square meter
income	thousands)	lease agreements	thousands)
2017	92,347	105	3
2018	83,311	47	6
2019	77,605	61	20
2020	58,325	129	16
2021 and thereafter	227,599	418	65
Total	539,187	760	110

10.3.4.	Aggregate data about investment properties under construction in the field of operation

As of December 31, 2015, Gazit Brazil had one property under construction – a shopping center with a GLA of 31 thousand square meters. The property started generating income in the fourth quarter of 2016.

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10.3.5.	Acquisition and sale of properties (aggregate)

The table below provides data about properties acquired by Gazit Brazil in each of the years 2016, 2015 and 2014:

		For the year ended
		December 31

		2016	2015	2014
Properties sold	Number of properties sold during the period	-	1	-
	Proceeds from properties sold during the period (consolidated) (in BRL thousands)	-	15,259	-
	Area of properties sold during the period (consolidated) (in square meter thousands)	-	3	-
	NOI of properties sold (consolidated) (in BRL thousands)	-	1,200	-
	Loss recorded from the sale of properties (consolidated) (in BRL thousands)	-	(1,459)	-
Properties acquired(*)	Number of properties acquired during the period	2	2	3
	Cost of properties acquired during the period (consolidated) (in BRL thousands)	590,766	338,574	249,842
	NOI of properties acquired (in BRL thousands)	5,018	19,577	15,884
	Area of properties acquired during the period (in square meter thousands)	26	31	16

10.3.6.	Human capital

As of December 31, 2016, Gazit Brazil has 24 full time employees (17 employees and 3 interns in 2015), as follows: management and administration – 4 employees; accounting department – 11 employees; operating and properties department – 6 employees, legal department – 3 employees.

The said employees are employed by Gazit Brazil under personal contracts, and are entitled under them to a base salary, various benefits and bonuses, at the discretion of management.

10.3.7.	Financing

The Company finances its operations in Brazil from its own sources.

10.4.	Investment in a real estate investment fund in India

In August 2007, a wholly-owned subsidiary of the Company entered into an agreement to invest in Hiref International LLC, a real estate fund in India that is registered in Mauritius (the "Fund"). The Fund was established on the initiative and with the support of HDFC Group, one of the largest economic bodies in India. According to the Fund's incorporation documents and the investment agreement, the Fund will invest directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones (SEZ), technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers.

For additional details regarding the Fund, including regarding related outstanding investment commitments and the balance of the investments in it as of December 31, 2016, refer to Note 11(3) to the financial statements.

10.5.	Securities portfolio and investment fund holdings

From time to time, the Company owns securities of publicly listed companies and investment funds, spreading its investments, in amounts that are not material to the Company, with the exception of the investment in BR Malls, the Company's entire holdings in which were sold during the reporting period. For details, refer to section 10.3 above.

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11.	Required adjustments at the Company level

Reconciliation to the statement of financial position

		As of December 31
		2016	2015
		(consolidated) (in NIS thousands)
Presentation in the description of the Company's business	Total investment properties whose development was completed in the United States (consolidated) (*)	-	17,978,422
	Total investment properties whose development was completed in Canada (consolidated)	23,778,663	21,743,189
	Total investment properties whose development was completed in Northern Europe (consolidated)	17,663,864	17,267,191
	Total investment properties whose development was completed in Central and Eastern Europe (consolidated)	10,142,004	10,773,265
	Total investment properties whose development was completed in Gazit Development (consolidated)	2,466,182	2,443,568
	Total investment properties whose development was completed in Gazit Brazil (consolidated)	2,114,550	761,395
	Total investment properties whose development was completed in Gazit Germany (consolidated)	385,091	411,681
	Total investment properties under development in Canada (consolidated)	321,684	387,509
	Total investment properties under development in Northern Europe (consolidated)	207,851	115,938
	Total investment properties under development in Gazit Development (consolidated)	46,000	76,000
	Total investment properties under development in Gazit Brazil (consolidated)	-	220,994
	Total plots of land classified as investment properties under development in the United States (consolidated) (*)	-	87,916
	Total plots of land classified as investment properties under development in Canada (consolidated)	191,448	102,300
	Total plots of land classified as investment properties under development in Central and Eastern Europe (consolidated)	983,982	1,212,321
	Total plots of land classified as investment properties under development in Gazit Development (consolidated)	379,939	378,337
	Total plots of land classified as investment properties under development in Gazit Brazil (consolidated)	32,606	26,958
	Total plots of land classified as property held for sale in Canada (consolidated)	-	18,292
	Total plots of land classified as property held for sale in Central and Eastern Europe (consolidated) (*)	48,709	6,595
	Other adjustments	(95)	4,299
	Total (consolidated)	58,762,478	74,016,170
Presentation in the statement of financial position	“Investment property” item in the statement of financial position (consolidated)	55,982,177	70,605,924
	“Investment property" classified as property held for sale	568,081	798,376
	“Investment property under development” item in the statement of financial position (consolidated)	575,535	796,404
	Plots of lands	1,537,676	1,790,579
	Plots of land classified as property held for sale	99,009	24,887
	Total	58,762,478	74,016,170

(*)	Following EQY's engagement in a merger agreement with REG in November 2016, the operating results of EQY are presented as part of a discontinued operation.

Adjustment to FFO income

For details regarding FFO for the years ended on December 31, 2014 to 2016, refer to section 2.2 of the Directors' Report.

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D.	Issues relevant to all fields of operation of the Group

12.	Marketing and distribution

As is usual in the sectors and in the regions in which it operates, from time to time the Group makes use of various marketing channels for the purpose of leasing its properties, the principal of which are: advertising at the location where the property is situated; ongoing contacts with realty brokers; advertising concentrated largely on local media; participating in sector-orientated exhibitions and conventions; updating the available property listings on websites; employment of staff whose principal job is the marketing and leasing of the Group’s properties, and also the employment of site managers, part of whose day-to-day responsibility includes marketing the property that they manage. In addition, the Group advertises the activities of tenants in its complexes, also conducting community and commercial activities, in order to maintain and promote the complex as an attraction to the local consumers.

13.	Competition

13.1.	In the Company’s opinion, its fields of operation are characterized by a particularly high level of competition, due to the large number of firms active in these fields. The Group is exposed to competition from commercial real estate owners and developers, real estate companies (including companies with REIT status for tax purposes in the United States), pension funds and financial entities, promoters in the real estate sector and retail chains (e.g., the Wal-Mart chain), as well as other owners and developers of commercial real estate in areas where the Group’s properties are located, including, inter alia, leading companies such as: Federal Realty, Kimco Realty, , Weingarten Realty and Center Corp that compete with the operations of the Company in the United States; Allied Properties, RioCan, Primaris, and Calloway that compete with FCR; Sponda, Unibail-Rodamco, Steen & Strom, Atrium Ljungberg and Wereldhave that compete with CTY; and Unibail-Rodamco, Klepierre and ECE Projektmanagement that compete with ATR. In addition, in recent years, the Group is exposed to increasing competition from online retailers (retailers that offer e-trade platforms and conduct their business on the internet), whose market share of the sales sector is expected to continue increasing in the future, thus reducing the business of the Group's tenants. Some of the said competitors have considerably greater resources at their disposal than those available to the Group. The competitive advantage of such competitors reduces the Group’s bargaining power and could result in a reduction in the Group’s profitability. An increase in the number of retail properties in a given region where the Group’s property is located could have a detrimental effect on the Group’s ability to rent out vacant space and to maintain the level of the rents charged on its properties. Certain of the Group’s properties are exposed to competition from properties adjacent to them, the tenants in which provide an identical or similar retail mix to that of the Group’s property, including through rentals to chains that are the Group’s anchor tenants.

13.2.	The Group sees itself as having a number of competitive advantages that, in its opinion, assist it in coping with its competitors, and that in the Company's opinion constitute critical success factors for its fields of operation. Such advantages include the following: the Group’s properties are located in attractive urban growth areas, having high rates of population growth and high density rates, and characterized by entry barriers; the ability to offer retailers a large number of properties that match their requirements over a wide area; proactive management of the properties with emphasis on the composition of renters (including the inclusion of renters that are less vulnerable to online-sales competition) and on ensuring that properties are maintained to a high standard over time; senior management that is experienced and has proven achievements; local management that is experienced, knowledgeable and familiar with the Company's field of operation in each of the operating regions; the focus of the Group’s activities is on shopping centers anchored by supermarket chains or other retail chains, having a high degree of essentiality to the day-to-day needs of the population. Such chains, by their very nature, have a high customer flow and are more resilient to fluctuations in the economy; a broad mix of tenants; establishing and maintaining a strong network of relations with tenants on an ongoing basis, and a wide tenant base (as of the reporting date, the Group has more than 15 thousand lease agreements, and the rental income from the largest tenant represents 3.2% of the total rental income in the report year (3.4% in 2015)); a sound reputation, a wealth of experience, a thorough familiarity with the sector and a proven performance record; geographic deployment across multiple countries (more than 20 countries, as of the reporting date); regional dominance that facilitates a variety of investment opportunities and enhances the ability to contend with cyclical changes in the economic conditions in the different markets; substantial financial capabilities and access to various capital markets, including a high credit rating (in the United States, Canada, Europe and Israel); holding an inventory of land in proximity to some of the Company's properties, and experience in the improvement, development and redevelopment of properties.

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14.	Fixed assets

For details regarding the Group's fixed assets, refer to Note 14 to the financial statements.

15.	Intangible assets

The Company owns several trademarks in Israel: Gazit-Globe (in Hebrew and in English), AAA, LOCATION LOCATION LOCATION (text and design); registered trademarks in the United States: Gazit-Globe, G (design in black and white), and G (design in color); and registered trademarks in the EU, in Russia and in Brazil: LOCATION LOCATION LOCATION (design).

As of the reporting date, intangible properties have not been recognized as an asset in the Company's financial statements.

16.	Human capital

16.1.	As of December 31, 2016, the Company and its wholly-owned subsidiaries (which are not separately presented in this report) have 42 full-time permanent employees, as follows: 33 employees in Israel (33 employees in 2015); and 9 employees in the United States (12 employees in 2015), which are primarily concentrated in the controllership, finance and legal departments as well as in administration and the head office.

The said employees are employed under personal employment contracts, and are usually entitled to a base salary, accepted social benefits and bonuses, at the discretion of the specific employer's management. Some of these employees are entitled to various benefits according to the position they hold, and receive in addition long-term compensation in the form of mechanisms based on the Company’s securities. , including as set out in section 16.7 below.

16.2.	In November 2016, further to the provisions of Amendment No. 20 to the Companies Law, 1999, and after receiving the approval of the Company's Board of Directors and its Compensation Committee, a general meeting of the Company's shareholders approved a compensation plan for the Company's officers, which supersedes a previous compensation policy from September 2013 (the "Compensation Policy"). The Compensation Policy applies to the Company’s CEO, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company’s controlling shareholders). Under the Compensation Policy, the compensation package to the Company's officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as follows:

•	Salary and related benefits - the fixed compensation will be set according to market terms for officers in similar positions in comparable companies (for officers reporting directly to the CEO, adjustable by up to 5% a year), and will include social benefits and the customary-related benefits. The Company may also refund the amount needed to gross up the car and phone use benefits for tax purposes and may cover academic tuition fees.

•	Sign-on and retention bonuses – the policy allows, under certain circumstances, the granting of a performance-based annual bonus. The annual bonus will be calculated based on the attainment of measureable targets that are determined annually for the Company, including, inter alia: FFO per share, NAV per share, leverage ratio (stand-alone and/or expanded stand-alone and consolidated), performance of the Company's shares, activity on the capital markets, general and administrative expenses target, NAV per share under EPRA principles, FFO return on equity and debt/(debt + equity), as well as at the discretion of the Compensation Committee and the Company's Board of Directors. Out of the aforesaid, at least 3 parameters (in addition to discretion) will be selected each year, and the Committee and Board of Directors may add other measureable operating or financial parameters. The Compensation Committee and the Company's Board of Directors will annually determine the weight of each parameter, which shall not exceed 25% (subject to exceptions). For the CEO and executive directors, the discretion component will not exceed 3 salaries a year. With respect to officers other than the CEO and/or a director of the Company, at least 25% of the bonus will be calculated based on measureable and qualitative targets set for the Company, at least 25% of the bonus will be calculated on the basis of the achievement of personal targets (measureable and/or otherwise) decided for such officer (distinguished from the targets for the Company itself) and up to 50% of the annual bonus may be based on the discretion of the Compensation Committee and the Board of Directors. The annual bonus amounts are limited to a ceiling ranging between 7 and 12 monthly salaries, according to the officer's corporate rank. A performance range will be set for each of the parameters, against which a weighted calculation of actual achievement will be compared as part of the annual bonus discussion, this on the basis of a predetermined set of milestones. The bonus amount which is based on the Company targets being met will be set linearly, based on the performance range determined for each parameter, subject to a weighted rating of 80 as a prerequisite for the payment of bonuses to officers. The specific parameters set forth for 2016 and the minimum value of each of the parameters used to calculate the annual bonus for 2016 (under the previous compensation policy of the Company) are as follows:

GAZIT-GLOBE LTD.
CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

	Weight in the grant formula
Parameter	for 2016	Minimum value for 2016
FFO per share (in NIS) (*)	15%	2.46
Consolidated leverage ratio	7.5%	53.4%
leverage ratio – solo	10%	67.7%
Performance of the Company's shares compared with relevant indices[23]	20%	0%
General and administrative expenses target, expanded solo basis (in NIS million) (**)	12.5%	141
EPRA NAV per share	10%	49.35
Discretion of the Board of Directors	25%	-

(*)	In monitoring compliance with this target, the same currency rates will be used that were used to determine them.

(**)	Excluding new merger transactions, but including related transaction costs.

Additionally, the Compensation Committee and the Company's Board of Directors, subject to obtaining the approvals required under any law, may grant a special bonus to any of the officers in an amount that shall not exceed 3 monthly salaries, this in the event of a substantial gap between the results of the bonus formula and the evaluation of the officer's performance24.

•	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that will not exceed the ceiling set forth in the Compensation Policy according to the corporate rank of each officer, provided that restricted share units that are not contingent on performance will not account for more than half of the equity-based compensation. The vesting period of the securities will be no less than three years (subject to exceptions).

•	Securities of the Company held by officers – the Board of Directors emphasizes the importance of aligning the interests of the officers with those of the equity holders of the Company. Accordingly, the Board of Directors has adopted binding directives that require officers to hold securities of the Company for the duration of their employment in the Company, as described in the Compensation Policy.

•	The Policy allows, under certain circumstances, the granting of a sign-on and retention bonus in an amount that is not to exceed 6 monthly salaries (each). In addition, the Compensation Policy sets forth provisions for the term of the agreements with the officers and provisions for the officers' rights on retirement, which include, inter alia, an advance notice period, an adaptation period, acceleration of the vesting of the equity-based compensation components, and the option of granting a retirement grant in an amount that will not exceed twelve monthly salaries. The Compensation Policy also includes provisions concerning the compensation payable to officers in the event of a change of control in the Company.

[23]	The comparison was made against an indices basket which includes: TA-Real Estate 15 (55%), RMZ (15%), EPRA Global (15%), EPEU (15%).

[24]	With respect to the president of the Company, the total amount of the special bonus granted in any given year (if any) and the discretion component of the annual bnus for such year (if any) will not exceed 3 monthly salaries.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

•	Directors who do not hold another position in the Company will be entitled to the remuneration set for the external directors of the Company (for details refer to Regulation 29A in Chapter D of the Periodic Report).

In addition, officers will receive insurance, indemnification and exemption (for details refer to Regulation 29A in in Chapter D of the Periodic Report).

16.3.	On January 19, 2017, Ms. Rachel Lavine ended her office as President of the Company and a director therein, and Mr. Dori J. Segal, who also serves as Vice Chairman of the Company's Board of Directors, was appointed as CEO of the Company. For details regarding the terms of employment of Mr. J. Segal and Ms. Lavine, see Regulation 21 to Chapter D of the Periodic Report.

16.4.	The Company has a certain degree of dependency on the continued activity of its Chairman of the Board of Directors and one of its controlling shareholders, Mr. Chaim Katzman, and his Vice Chairman, Mr. Dori J. Segal, who is also one of the Company's controlling shareholders, who had served as its CEO for ten years until the beginning of 2008 and has retaken the office of CEO of the Company in January 2017. The Company is unable to assess what effect, if any, the termination of service of either of the two said officers would have.

On November 15, 2011, the employment agreements between the Company and Mr. Chaim Katzman25 and Mr. Dori Segal26 expired (as aforementioned, in March 2017, the general meeting of the Company approved an additional engagement with Mr. J. Segal for his office as CEO of the Company, as described in Regulation 21 of Chapter D of the Periodic Report). Despite the expiry of their employment agreements, Mr. Katzman and Mr. Segal continue in their roles as Executive Chairman of the Board of Directors and Executive Vice Chairman of the Board of Directors, respectively, without receiving remuneration from the Company (other than the directors' fees that are paid to Mr. Segal as from January 2016, as customary in the Company, this until his appointment as CEO of the Company in January 2017). However, within the framework of the positions they hold, Messrs. Katzman and Segal are entitled to continue using the means that are at the disposal of the Company's management for the purpose of fulfilling their duties.

16.5.	The Company's directors (excluding Mr. Chaim Katzman), are entitled to annual remuneration and to per-meeting remuneration pursuant to Regulation 8a of the Companies' Regulations (Rules Regarding Remuneration and Expenses for an External Director), 2010. Moreover, in October 2016, the Board of Directors of the Company decided to update the annual remuneration and the per-meeting remuneration and to allot restricted shares to the members of the Board of Directors, this with effect from the date of termination of the office of Mr. Bar-on (an External Director in the Company) in April 2019 (or on an earlier date – if terminated prior to April 2019 for any reason whatsoever). For details, refer to Regulation 21 in Chapter D of the Periodic Report.

16.6.	The Company’s share-based compensation

From time to time, the Company grants shares and securities that are convertible into shares to Company officers and to its employees and those of its wholly-owned subsidiaries.

(a) 2011 Plan

In December 2011, the Company adopted a securities compensation plan, according to which the Company may allot to managers, employees, directors, consultants and service providers of the Company and related companies up to 4.5 million shares or securities that are convertible into shares of the Company. The plan allows also allotment to American employees. The plan is managed by the Compensation Committee that will set the terms of the securities allotted in virtue of the plan. According to the plan, those entitled may be allotted share options, restricted shares, restricted share units or any other share-based compensation, at the discretion of the Compensation Committee and the Board of Directors. Share options allotted by virtue of the 2011 plan may be exercised in different ways, as decided by the Committee, including by way of net exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options ("cashless exercise"). Share options allotted under the 2011 plan will be subject to the different customary adjustments. In addition, provisions were set for different cases involving termination of the allottee's employment in the Company, where for some of the officers a mechanism is in place for accelerated vesting of the instruments they will be granted under the plan, in the event that the Company decides to terminate their employment other than in circumstances in which they will not be entitled to severance pay and under certain circumstances of change of control in the Company. For details regarding the allocation of securities to officers and employees of the Company under the 2011 plan, refer to Note 28 to the financial statements and Regulation 21 in Chapter D.

[25]	The employment agreement expired in light of the transition provisions set in the Companies Law (Amendment No. 16), 2011, with respect to approval of the agreements of public companies with the controlling shareholder regarding the terms of his appointment and employment

[26]	The agreement terminated due to the termination of the original agreement term on September 30, 2011, and after Mr. Segal has agreed to postpone the last date on which the Company may inform him of the non-renewal of the agreement term until November 15, 2011.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

(b) Allotment of share options and restricted shares with a cash benefit (phantom)

From time to time, wholly-owned subsidiaries of the Company enter into compensation agreements with their officers and employees (who are not officers of the Company), imitating the grant of share options with a cash benefit or restricted shares (a phantom agreement). For details regarding the allocation of options wish a cash benefit, refer to Note 28a to the financial statements.

17.	Working capital

The Company and its controlled private subsidiaries finance their operations, inter alia, from dividends received from its affiliates. In 2016, the Company and its controlled private subsidiaries received dividend payments in the amount of NIS 1.0 billion from its affiliates EQY, FCR, CTY, and ATR. For additional details regarding the Company's policy regarding working capital as well as the current assets and current liabilities balances of the Group, refer to section 3.6 of the Directors' Report. For details regarding the Group's credit policy, refer to section 3.7 of the Directors' Report.

Summary composition of the working capital – As of December 31, 2016 the Group's working capital comprises on the assets side mainly cash and cash equivalents, short-term investments including tradable securities in the amount of NIS 1.8 billion, trade and other receivables in the amount of NIS 0.5 billion and held-for-sale assets (including assets of a discontinued operation) in the amount of NIS 21.1 billion. On the liabilities side, the Group's working capital comprises short-term credit and current maturities in the total amount of NIS 3.8 billion, trade and other payables in the amount of NIS 2.3 billion and liabilities attributable to held-for-sale assets (including liabilities of a discontinued operation) in the amount of NIS 7 billion.

As of December 31, 2016, the Company and its subsidiaries have approved, unutilized, long-term credit facilities that are available for immediate withdrawal and liquid balances in the amount of NIS 12.1 billion (of which NIS 3.2 billion in the Company and its wholly-owned subsidiaries).

18.	Financing

In addition to the data about the financing activities of Group companies in the various fields of operation, specified in sections 7.10, 8.10, 9.10, 10.1.9 and 10.4.7 above, presented below are summary data about the financing activity at the Group level (excluding jointly-controlled companies), as well as data for the Company and its private wholly-owned subsidiaries.

18.1.	Summary of the Group's overall liabilities and credit lines

As of December 31, 2016, the Group’s interest-bearing liabilities to banks and others (including convertible debentures of FCR and liabilities of a discontinued operation) totaled NIS 45.1 billion (as of December 31, 2015– NIS 45.2 billion; as of December 31, 2014– NIS 37.6 billion).

As of December 31, 2016, the Group has revolving credit facilities in the total amount of NIS 14.1 billion, of which it had utilized a total of NIS 3.9 billion at that date.

18.2.	Credit facilities of the Company and its wholly-owned subsidiaries:

As of December 31, 2016, the Company and its wholly-owned subsidiaries have revolving credit facilities from several banks, in a total amount of NIS 4.6 billion (including the material credit facilities specified below), of which NIS 2.5 billion have been utilized as of the said date. As of December 31, 2016, the credit facilities are secured with part of the Company's interests in the Group companies (as detailed below), are for periods of three to four years and end in the years 2018-2020. The credit facilities bear an annual margin at a weighted rate as of December 31, 2016 of 2.1%. As of December 31, 2016, the Company has pledged in favor of the aforesaid credit facilities 24.2 million shares of EQY (that represented 16.7% of its share capital), 87.3 million shares of FCR (representing 35.8% of its share capital), 320 million shares of CTY (representing 36.0% of its share capital) and 111.8 million shares of ATR (representing 29.7% of its share capital).

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

For additional details, refer to Note 22 to the financial statements.

Some of the Company's financing agreements with the major banking institutions financing it, rely on the net asset value (NAV) mechanism of the collateral for these credit facilities, according to the books of the consolidated company (according to IFRS), as specified below.

Following are details regarding the material financing agreements of the Company and its wholly-owned subsidiaries:

18.2.1.	Credit facility agreement with an Israeli bank - credit facility secured by pledge over shares in CTY

The Company has a credit facility agreement with an Israeli bank that was increased to US$ 275 million in January 2016. The credit facility is in effect until July 2020. The Company may withdraw amounts on account of this facility, in different currencies. The credit bears interest at the basic rate used by the bank for credit with characteristics similar to the relevant credit plus a fixed spread.

The credit facility is secured by a pledge over 195 million shares of CTY. The Company has undertaken that its interests in CTY will not fall below 30% of CTY's issued and paid share capital, that the percentage of shares pledged to the bank will not fall below 20% of CTY's issued and paid up capital and that in the event that a financial entity (which does not manage others' funds or funds for others) will hold for itself shares of CTY at a rate exceeding 15%, the Company will pledge in favor of the bank additional shares of CTY such that the percentage of pledged shares out of CTY's issued and paid up capital, will be at least 5% higher than the interests of that financial entity in CTY's issued and paid up capital but no more than 30.1% of CTY's issued and paid up capital; as of December 31, 2016 , the percentage of shares pledged to the bank stood at 21.9% of CTY's share capital.

The credit facility agreement includes the principal financial covenants the principles of which are specified below and failure to comply with which will be cause for immediate repayment of the credit (with all of which the Company is in compliance as of December 31, 2016):

(1)	The ratio of debt (calculated based on the actual credit utilized at any time (in sections 18.2.2 to 18.2.4 below: the "debt utilized")) to the value of the securities (the value of which will be set as the average of the value of CTY's shares on the stock exchange and the net accounting value of CTY's shares) is not to exceed 70%. As of December 31, 2016, this ratio stood at 29.7%;

(2)	The ratio of the quoted value of the collateral (according to their average price on the stock exchange over 3 trading days) to the debt utilized according to the agreement is not to fall below 1.25. As of December 31, 2016, this ratio stood at 3.17;

(3)	The equity attributed to the shareholders according to the Company's consolidated financial statements is to be maintained at an amount higher than NIS 3.5 billion. As of December 31, 2016, the said shareholders' equity amounted to NIS 8.16 billion;

(4)	The Company's average quarterly EPRA Earnings (FFO, calculated according to the European Public Real Estate Association), over any two consecutive quarters, is to be maintained above NIS 60 million. As of December 31, 2016, the average quarterly EPRA Earnings of the last two quarters was NIS 154 million;

(5)	The ratio of the Company's interest-bearing liabilities, net to the consolidated assets is not to exceed 75%. As of December 31, 2016, this ratio was 50.1%;

(6)	The ratio of the Company's interest-bearing liabilities, net, on an expanded separate basis (the Company and private companies that it owns), to the value of its interests (based on the equity method) is not to exceed 77.5%. As of December 31, 2016, this ratio was 60.1%;

(7)	The ratio of CTY's shareholders equity (including capital loans and excluding minority interests net of the fair value of derivatives included in the equity net of their tax impact according to the consolidated financial statements) to CTY's total assets is not to fall below 30%. As of December 31, 2016, this ratio stood at 47.3%;

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

(8)	The ratio of CTY's EBITDA to CTY's net financial expenses is to be no less than 1.6. As of December 31, 2016, this ratio stood at 3.8.

In addition, the agreement includes additional customary causes for calling for the immediate repayment of the credit (including with respect to CTY), among them: change in control of the Company and of CTY, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the Company's or CTY's shares, cross default in certain thresholds and conditions, etc.

18.2.2.	Credit facility agreement with a foreign bank –secured by a pledge on shares in EQY[27], FCR and CTY

In October 2016, the Company and certain wholly owned subsidiaries of the Company signed an amendment to a credit facility agreement with a foreign bank, which provides to the Company a credit facility in the amount of US$ 360 million and extends the effective period of the facility until October 2019, this in lieu of credit facilities in the aggregate amount of U.S.$ 209 million previously made available to wholly owned subsidiaries of the Company. The credit facility bears interest at the rate of Libor with the addition of a fixed margin and is secured by a pledge on part of the shares of the Company and of the subsidiaries owned by the Company in FCR, CTY, and EQY.

The facility is secured by a lien on 18.3 million shares of EQY, 10 million shares of FCR and 60 million shares of CTY, as well as by a guarantee (which is limited to the amount of pledged shares) provided by wholly owned subsidiaries of the Company through which the shares are held. The agreement prescribes restrictions as to the maximum number of shares that may be pledged in favor of the credit at any time.

Pursuant to the credit agreements, the ratio of the debt utilized under the facilities to the value of the collaterals (at market value) will not exceed 57.5%. As of December 31, 2016, the aforesaid ratio is 36%.

The agreement includes customary causes for calling for the immediate repayment of the credit (including with respect to events in the subsidiaries specified above), such as: change in control in the subsidiaries, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinuing/suspension of trade in the pledged shares, a sharp drop in their quoted price etc. In addition, the agreement includes a cross-default mechanism where immediate repayment is called for of another debt in an amount of not less than U.S.$ 50 million or of another debt that is secured by EQY, FCR or CTY shares.

18.2.3.	Cross-default mechanism in the credit agreements of the Company – The material credit agreements (as mentioned above) and other credit agreements of the Company include, as foresaid, a cross-default mechanism that does not create a link between the specific loans, with the minimum amount that activates the mechanism in the credit agreements of the Company is U.S.$ 40-50 million.

In addition, in certain cases a cross-default mechanism may be in place between agreements with various financing bodies that are secured by the same collateral and are linked by such mechanism. Accordingly, the calling for an immediate repayment of an agreement that is, for example, secured by FCR shares, will entail the immediate repayment of another credit agreement that is also secured by shares of FCR.

18.3.	Debentures of the Company and its wholly-owned subsidiaries:

As of December 31, 2016, the Company and its wholly-owned subsidiaries have debentures in the total (principal) amount of NIS 10.9 billion28. The Company's debentures are rated ilAA- (Stable Outlook) by S&P Maalot, according to a rating report dated August 2016 , and Aa3 (Stable Outlook) by Midroog Ltd. according to a rating report dated November 2016. For details regarding the Company's debentures, refer to section 7 of the Directors' Report and Notes 20a and 20b to the financial statements.

[27]	Following the completion of the merger transaction between EQY and REG (for details refer to section 6.1 above), all the shares of EQY, including those that had served to secure the credit facilities as above have been replaced with shares of REG according to the swap ratio stipulated in the merger agreement (i.e. 0.45).

[28]	The principal amount of the Company's debentures does not include the debentures (Series B and F) that are redeemable on December 31, 2016 but for which actual full payment was made in January 2017. Since the payment date of the debentures fell on a day other than a business day, actual payment was postponed to the first business day thereafter.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

The Company's debentures are unsecured, other than debentures (Series J) that are secured by properties owned by Gazit Development (for details, refer to section 7f of the Directors' Report). In addition, the debentures contain causes the realization of which grants the debenture holder the right to call for the immediate repayment thereof, as is the customary practice, where debentures (Series K) and debentures (Series L) include also undertakings to comply with financial covenants as follows:

•	Debentures (Series K) - The equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 500 million for four consecutive quarters; non-compliance with the following two cumulative conditions – a ratio of interest-bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 300 million; and (b) 12.5% of its shareholders’ equity (net of rights that do not confer control) non-compliance with the following two cumulative conditions – a ratio; as well as an event in which control of the Company changes, will be cause for immediate repayment. In addition, it was determined that a decline in credit rating will cause an increase rise of up to 1% interest rate according to predetermined increase level.

•	Debentures (Series L) - the equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 650 million for four consecutive quarters; non-compliance with the following two cumulative conditions – a ratio of interest-bearing liabilities, net to total assets that exceeds 80% for four consecutive quarters; and a debentures rating at the measurement date of the aforesaid ratio for the last of the said four consecutive quarters that is less than a (BBB-) by S&P Maalot and less than Baa3 by Midroog Ltd; in addition, an event that requires the Company to immediately redeem debts to holders of tradable debentures in an amount of no less than the higher of (a) NIS 200 million; and (b) 10% of its shareholders’ equity (net of rights that do not confer control) as per its most recently issued consolidated financial statements; as well as an event in which control of the Company changes, will be cause for immediate repayment. In addition, it was determined that a decline in credit rating will cause an increase rise of up to 1% interest rate according to predetermined increase level.

As of December 31, 2016, the Company's equity amounted to U.S.$ 2,122 million, the ratio of the interest-bearing liabilities, net to the total assets stood at 50.1%, and the debentures were rated ilAA- (Stable Outlook) by S&P Maalot and Aa3 (Stable Outlook) by Midroog Ltd.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

18.4.	Summary of the outstanding loans of the Company and its wholly-owned subsidiaries[29]:

The following table presents the credit and long-term loans (including current maturities) received by the Company and wholly-owned subsidiaries to finance their operations, that are not intended for specific use, as of December 31, 2016:

				Average
				repayment
	Balance	Weighted		period
	(NIS in millions)	interest rate	Effective interest rate	(years)(*)

Secured loans from financial institutions at variable interest	2,839	3.09%	3.09%	2.62
Unsecured loan from financial institutions at fixed interest	678	5.79%	5.79%	7.59
Secured debentures at fixed interest	794	6.50%	5.76%	2.67
Unsecured debentures at fixed interest	9,818	4.88%	4.54%	5.45
Unsecured debentures at variable interest	594	0.87%	1.36%	0.70
Total	14,723	4.50%	4.26%	4.66%

(*)	The average repayment period refers to the repayment of the principal and interest payments.

18.5.	Summary of the outstanding credit of the Company and its wholly-owned subsidiaries:

The table below provides details regarding the outstanding credit of the Company (*) and its wholly-owned subsidiaries (in NIS millions), as of December 31, 2016:

	The
	Company					Gazit
	(*)	EQY	FCR(**)	CTY	ATR	Development	Total
Outstanding debentures (tradable and non-tradable)	11,206	1,910	7,260	7,748	3,473	-	31,597
Outstanding bank credit(***)	3,517	3,513	3,605	1,055	444	745	12,879
Total liabilities	14,723	5,423	10,865	8,803	3,917	745	44,476
Approved revolving credit facilities	4,628	3,268	3,114	2,263	708	125	14,106
Utilized credit facilities(****)	2,461	459	844	35	-	114	3,913
Balance for utilization	2,167	2,809	2,270	2,228	708	11	10,193
Guarantees in the ordinary course of business	-	-	400	626	-	30	1,056

(*)	The Company and its wholly-owned subsidiaries (with the exception of Gazit Development).

(**)	Excludes convertible debentures amounting to par value C$ 213 million (NIS 606 million, totaling NIS 592 million in the books (as detailed in section 7.10.2 of the report)).

(***)	Includes excess cost accounted for at the time of its acquisition.

(****)	Including the utilization of approved credit facilities.

(****)	Includes utilization with respect to the provisions of guarantees.

29       With the exception of Gazit Development.

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18.6.	Some of the credit documents of the Company and its wholly-owned subsidiaries include financial covenants (that are not more strict than the covenants detailed in sections 18.2.1 to 18.2.5 above), as well as additional customary conditions for calling for the immediate repayment of the credit, among them: change in control of the company, of subsidiaries or of companies the securities of which are pledged to secure the credit, structural change, certain material legal proceedings (including with regard to liquidation, receivership, asset sale and execution), discontinued operation, discontinued trade in the securities pledged to secure the credit or the company's securities, etc.

18.7.	As of December 31, 2016 and immediately prior to the approval date of this report, the Company and its wholly-owned subsidiaries are in compliance with all covenants prescribed with respect to them. In addition, as of December 31, 2016, all of the Company's subsidiaries are in compliance with all covenants prescribed with respect to them, and to the best of the Company's knowledge, there has been no change in this status as of the date of this report.

18.8.	As aforesaid, the majority of the Company's debt sources from the local capital market are in NIS (most of the debentures are linked to changes in the consumer price index) while the majority of the Company's properties are denominated in foreign currency according to the Group's functional currencies. To mitigate the currency exposure of the equity to changes in the exchange rates, the Company conducts short-term and long-term swap transactions, as necessary, and in most of them it replaces the shekel liability with foreign currency liability, in accordance with ISDA (International Swap and Derivatives Association) agreements between the Company and various banking institutions. The long-term swap transactions are mainly fully reconciled with the debenture repayment schedules (principal and interest). In addition, in relation to part of the swap transactions, the Company has entered into agreements (credit support annexes) that provide for mechanisms for the current settling of accounts between the Company and the banking institution that is the counterparty to the swap transaction, in connection with the fair values of such transactions.

18.9.	As of December 31, 2016, the outstanding short-term and long-term linkage basis and currency swap transactions amounted to NIS 8 billion. The fair value of the swap transactions as of the reporting date is NIS 520 million (of which the fair value of the current maturities and the short-term swap transactions is NIS 31 million). For additional information, including information regarding the settlement of swap transactions in the reporting period, refer to Note 36c to the financial statements.

19.	Taxation

For details regarding the tax laws applying to the Group in Israel, the Company's tax assessments, assessments in dispute, and the implications of tax laws for Group companies abroad, refer to Note 25 to the financial statements.

20.	Environment

20.1.	The Group, due to its ownership of real estate, is subject to legislation, and federal, state and local environmental regulation. In relation to this, the Group could be held responsible for, and have to bear, the clearance and reclamation costs with respect to various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, its properties (and could also have to pay fines and compensation with respect to such hazards). The costs of the above could be high and could even exceed the value of the relevant properties. It should be emphasized that some of the environmental provisions are provisions that place total responsibility on the holders/owners of the properties (in other words, proof or admission of guilt is not required in order for them to be found responsible for such environmental hazards). Failure to remove these hazards could have a detrimental effect on the Group’s ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2016, the Group is aware of a number of properties that require attention from an environmental aspect, in addition to properties that are already being attended to in this regard. The Group is unable to guarantee that the information in its possession reveals all its potential liabilities with respect to environmental hazards, or that former owners of properties acquired by the Group had not acted in a manner that constitutes a material breach of the provisions of environmental laws, or that due to some other reason a serious breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws (that have become more stringent over the past few years) could have a material effect on the Company’s position, from both the operational and the financial aspects. As of December 31, 2016, the Company believes that the costs expected to be incurred by the Group with respect to its liability for environment-related damages are not material to the Group.

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20.2.	The Group strives to conduct its business in an environmentally-friendly manner and in accordance with the sustainability principles. In 2010 and 2012, the Company adopted a social responsibility code, which, inter alia, presents the Company's policy with regard to environmental and community issues. Social responsibility was and will continue to be an issue that reflects the Company's positive and active approach to environmental and community issues as a leading global company.

The Group's management believes that durable business success is built for the long run, and is therefore investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. The Group's management is of the opinion that in the long term, the consumers, the retailers and the Group companies will benefit from this course of action. Thus, for example, the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long term save costs for the Company. In addition, the Company assesses that the growing awareness of the need to preserve the environment will lead the population to prefer visiting "green" shopping centers over regular shopping centers, thus increasing the value of the Group companies' properties.

The issue of the environment and its protection is being addressed by senior officers in the Group companies, who are also assisted by external consultants to promote green construction.

Group companies make use of a variety of materials in the course of their business activity, both on construction sites, where they use mostly construction materials, and in office activity in the administrative headquarters. Within the framework of the companies' efforts to minimize their environmental footprint, they are attempting to reduce the use of materials that are not biodegradable, use recycled materials, and send products and materials no longer used for recycling and/or reuse.

20.3.	Since May 2006, FCR[30] has been constructing shopping centers based on the "LEED" standard (Leadership in Energy and Environmental Design certification standard), being the first to undertake to construct its buildings under this standard. In addition, FCR implements projects for the control and economic use of water and energy. As of the reporting date, FCR has 114 projects that received the international LEED standard and 31 projects that are awaiting its receipt. Furthermore, since 2011 FCR has been working to obtain the BESt (Building Environmental Standards) standard, which is awarded to existing buildings by BOMA (the Building Owners and Managers Association) in Canada, and that is the highest standard for existing buildings in Canada, and as of the reporting date, FCR has 103 properties that were awarded this standard. In addition, since 2009 FCR has been publishing a sustainability and corporate responsibility report.

20.4.	CTY strives to be a pioneer in the management of sustainable properties, and is considered among Nordic companies a pioneer in the implementation of sustainability principles in its shopping centers and is even awarded recognition and awards for this reason. CTY has a goal-oriented program aimed at promoting and controlling parameters such as waste management, recycling, construction materials, efficient use of resources (energy and water), air quality, etc. In 2014, CTY's sustainability policy was updated, setting challenging targets and goals that are to be achieved by the year 2020, this in order to better reflect CTY's priorities and its effect on its surrounding community. Furthermore, in 2011, CTY conducted a comprehensive energy savings survey, and all its shopping centers were reviewed in accordance with the Green Shopping Center Management Program, the in-house program used to promote sustainable development. Also, in recent years, several shopping centers owned by CTY were awarded the LEED standard, including the LEED Platinum standard (the highest LEED standard available). In 2015, the European Public Real Estate Association (EPRA) announced that CTY's sustainability report is one of the best in the industry, and it has won the EPRA Gold Award for Sustainability Best Practices for the fifth consecutive year. Since 2013, CTY has been awarded the Green Star under the Global Real Estate Sustainability Benchmark (GRESB) and in 2016 it was among the top 5% of all international companies inspected worldwide. In 2016, CTY assimilated the application of the BREEAM certificate, which is awarded for the achievement of an external benchmark of environmental standards that are designated to improve the environmental performance of existing buildings. 74% of CTY's shopping centers that had been inspected under this benchmark have been awarded a BREEAM certificate.

[30]	Since to the date of issue of the report, the Company is not the controlling shareholder in FCR (for details refer to section 7 of Chapter A above), the data that are presented in the table are based on the public reports of FCR in 2015, published in July 2016. FCR customarily publishes data for the preceding calendar year in the following year and will likely publish updated data for 2016 only in the course of 2017. Accordingly, the data presented above are based on FCR's publications for 2015.

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20.5.	ATR strives to reorganize its activity and properties in order to operate in the spirit of the sustainability principles. Within this framework, ATR works to reduce its energy consumption, by investing in increasing the efficiency of its infrastructures. In addition, ATR has started using sustainability criteria in its assessment of properties for future acquisition. In recognition of its efforts, in 2013 ATR's people in Poland received the green buildings award in Central and Eastern Europe. During 2014, ATR's management set for itself the goal of formalizing this approach, through formal procedures that would increase the transparency of its activity in this field. In 2014, ATR entered a long-term partnership with JLL Upstream Sustainability, an international expert in sustainability in the real estate sector. Within this framework, ATR has conducted an audit as well as an assessment of its work methods, and this contributed to the identification of the most important and material sustainability-related issues. These actions have led to the adoption by management of ATR of an environmental sustainability policy that will be overseen by ATR's sustainability committee. In 2016, ATR continued to pursue the formalization of its sustainability strategy and the greater transparency of its related reports. The achievements of ATR during the year have been widely recognized in the sector. For the first time, ATR has volunteered to participate in the Global Real Estate Sustainability Benchmark (GRESB) survey and was awarded the Green Star for its ranking in the upper quarter, alongside similar leading companies in the sector.

ATR intends to publish in the first quarter of 2017, for the first time, a report that complies with international reporting standards concerning sustainability and will also define and specify the goals that it is committed to attain in the near term and the long term.

20.6.	EQY is investing in making its shopping centers "greener". In 2008, an extensive recycling program was deployed at its properties.

20.7.	The framework of Gazit Development's development activity in Israel takes into account issues such as energy, land, water, waste, etc. in the planning and construction processes, concurrent with environmental management of the project itself.

21.	Restrictions on and supervision over the Company’s operations

21.1.	The Group’s properties are subject to the various laws and regulations of the regions in which they are operated, from a variety of aspects, as is customary for the construction and operation of commercial real estate properties in the said regions, and inter alia: planning and construction laws, regulations pertaining to construction and development of real estate properties (such as construction permits), municipal laws with respect to licensing the use and operation of the properties, laws with respect to the adaptation of properties to people with disabilities, and environment law. The Company believes that its properties substantially comply with the legal requirements for their operation. However, it cannot assess the implications, if any, of the adoption of new laws and regulations or amendments to existing laws and regulations for existing properties or properties the Group will acquire in the future.

21.2.	In addition, the Company, EQY[31], FCR, CTY and ATR being public companies, are subject to regulations pertaining to the securities laws and the stock exchange rules (including corporate governance rules) applying to each of these companies according to the country they are incorporated in and where their shares are traded. Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, their breach could lead to the companies being fined and even to the perception of an administrative breach or a criminal offense.

Pursuant to the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, and with the aim of identifying and preventing breach of securities laws, the Company has adopted an internal securities law enforcement plan.

21.3.	In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the "Concentration Law") was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real (non-financial) corporation and interests in a significant financial corporation; (c) imposing limitations on the allocation of State assets.

[31]	On March 1, 2017, the merger between EQY and REG was completed. For additional details refer to section 6.1 above.

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•	Interests in a pyramid structure – the Law prohibits controlling a structure comprising more than two tiers of reporting corporations in Israel, while prescribing a transition period of up to six years. Under the provisions of the Law, the Company is deemed a second tier company and is therefore prohibited from holding another reporting entity. Following the sale of the holdings in Luzon Group in January 2016 (as set out in section 10 of the report) the Company is in compliance with the aforesaid provisions of the Concentration Law.

In addition, within the framework of this chapter in the Law, the Minister of Finance and the Governor of the Bank of Israel were tasked with setting forth provisions for limitations on the accumulated credit extended to a corporation or a business group (a controlling shareholder and the companies under his control) by financial entities, taking into account, inter alia, the liability of each corporation or all companies of the business group. The Minister of Finance and the Governor of the Bank of Israel may prescribe that such provisions will also apply to borrower groups and to related companies in circumstances as will be set forth.

Proper Banking Management Directive No. 313 of the Supervisor of Banks in Israel imposes, inter alia, restrictions on the volume of loans that may be extended by a bank to a "single borrower", a single "group of borrowers" and to the bank's largest "groups of borrowers", as the terms are defined in said Directive. On June 9, 2015, the Supervisor of Banks issued a Circular for the Amendment of Proper Banking Management Directive No. 313, as regarding the restrictions imposed on the debt of a borrower and of a group of borrowers. The Circular narrows down the definition of bank equity, resulting, inter alia, in stricter restrictions on the extension of credit to a borrower and to a group of borrowers. Since the Company and the controlling shareholder therein obtain loans and credit from Israeli banks, such restrictions could affect the volumes of credit that may be attained by the Company. For additional details, see also section 22.4 below.

•	Separation between real and financial corporations – the Law prohibits parallel ownership of significant real corporations and significant financial corporations (as these are defined in the Law), above the prescribed threshold. The Company is deemed as a significant real corporation. Accordingly, the limitations on interests in significant financial corporations above a specific threshold apply to it and to its controlling shareholders, limitations were imposed on interests owned in the Company by significant financial corporations and their controlling shareholders, and a restriction was imposed in connection with the cross-office of directors in the Company and in a significant financial institution.

For additional details, refer to section 28.3.9 of the report and to Note 2a to the Financial Statements.

21.4.	Pursuant to the recommendations of the Committee to Assess the Debt Restructuring Proceedings in Israel (the Andorn Committee), in May 2015 the Supervisor of Banks and the Commissioner of the Capital Market, Insurance and Savings in the Ministry of Finance issued updates to the Proper Banking Management Directives and to Circulars (as appropriate) with respect to restrictions on the financing of equity transactions, restrictions on the provision and management of leveraged loans, required information on the controlling shareholder in entities that obtain credit and additional guidelines for banks regarding the management of credit risks. In addition, in July 2015, the Legislation Committee approved an amendment to the Concentration Law, which proposes the setting of a credit limit for business groups, this as part of the regularization of the credit granting process. Furthermore, in December 2015, the plenum of the Securities Authority approved a bill for the amendment of the Securities Regulations and the implementation of the conclusions of the Andorn Committee, which includes a proposed amendment to the Securities Regulations (Details of the Prospectus and the Draft Prospectus – Structure and Format) (Amendment), 2015 and an amendment to the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2015. The bill proposes the setting of disclosure requirements with respect to several principal topics, including: disclosure concerning the past conduct of controlling shareholders where a company controlled by such them had encountered financial difficulties, disclosure concerning debt obtained by a controlling shareholder in an entity to finance the acquisition of the controlling shares in the entity or the pledging of such shares and disclosure concerning restrictions on credit due to credit of record that exceeds five percent of the total credit in the market granted to a business group, this subject to the restrictions as shall be imposed based on the recommendations of the Committee. Since the Company and the controlling shareholder therein raise credit on the Israeli capital market as well as from financial institutions in Israel, such restrictions could affect their ability to raise credit.

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22.	Material agreements and strategic partnership agreements

22.1.	Reorganization agreement with Norstar Group

On February 1, 2012, the Company entered, after receiving the approval of its Audit Committee, Board of Directors and general meeting thereto, into an agreement with Norstar Holdings and Norstar Israel Ltd. ("Norstar Israel"), which is wholly-owned by Norstar Holdings (Norstar Holdings and Norstar Israel are the Company's controlling shareholders and will be collectively called below: "Norstar Group"). The agreement (the "Gazit-Norstar Agreement") contains the following three elements: (a) approval of an update to the terms of the management agreement entered into between the Company and Norstar Israel in July 1998, in effect since November 16, 2011; (b) amendment of the existing non-competition provisions in place between the Company and Norstar Group, in effect since November 16, 2011; and (c) grant of registration rights to Norstar with respect to Company securities held by it (including through its wholly-owned subsidiaries), as detailed below. Inter alia, this agreement replaced and updated a previous agreement between the parties dated 1998, that was terminated due to the transition provisions set in the Companies Law (Amendment No. 16), 2011, that prescribe the approval, every three years, of extraordinary engagements of a public company with its controlling shareholder (and is subject to the provisions of the Companies Law regarding the approval of extraordinary transactions with the controlling shareholder every three years). In September 2014, the Company's general meeting re-approved (after the approval of the Company's Audit Committee and its Board of Directors) the non-competition stipulation and the management services agreement, without any change in their terms (other than an update of the management fees, as provided in subsection b below), for a three-year period starting on November 16, 2014.

Following are the principals of the Gazit-Norstar agreement:

a.	Amendment of the non-competition stipulation

In August 1998, the Company and Norstar Group entered into an agreement for the private placement of shares to Norstar Group, which was intended to bring together, within the framework of the Company, all the property operations and all the property holdings of Norstar Group and of the Company. Accordingly, the said agreement set non-competition stipulations between the companies, which were amended within the framework of the Gazit-Norstar Agreement, as detailed below:

Norstar Holdings has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and holds, as its principal activity, companies that are engaged, as their principal activity, in the aforementioned fields, Norstar Group will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its interests in the Company), and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company. The aforesaid will not apply to financial investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that Norstar Group does not own 5% or more of the issued share capital of any such company. The non-competition provision prescribes that in the event that Norstar Group desires to operate in any real estate related field which is not shopping centers or medical office buildings, it will have to first propose the operation to the Company, and only if the Company, following the approval of its Audit Committee, will confirm that it is not interested in engaging in the operations being considered by Norstar Group, then Norstar Group will be able to engage in the said operation itself. The right of first offer will continue to be in effect with respect to specific transactions in the field which was examined by Norstar Group and was refused by the Company. Upon the initial decision of the Audit Committee not to engage in a specific real estate field, the Company will publish an immediate report with respect thereto, which will specify the proposed field of operations. Moreover, the Company will, in its periodic and/or annual reports, specify details regarding the transactions engaged by Norstar Group in the relevant period, which were first offered to the Company and which the Company decided to refuse, provided that no details will be published in connection with concrete transactions which were not already published by Norstar Group at that time, and provided that the detailed reasoning behind the decision of the Audit Committee to reject the proposed said transactions is also disclosed. For avoidance of doubt, it is clarified that the principal of granting the first offer right to the Company, described above, will not apply to engagements in the field of shopping centers and in the field of medical office buildings, in which Norstar Group will not be able to engage so long as the non-competition provision is in force.

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b.	Management services agreement

The Gazit-Norstar Agreement updates the terms of the management agreement that existed between the parties, under which the Company provides Norstar Group with management services, as follows (the "New Management Agreement"): According to the New Management Agreement, the management fees consideration paid by Norstar Israel to the Company was updated in September 2014 to amount to NIS 122,000 plus VAT per month, in lieu of NIS 105,000 per (which were paid according to the agreement as of November 2014) (the "Management Fees"). The Management Fees are linked to the CPI. In addition, to clarify, the Agreement was supplemented with details regarding the types of services provided under it, such that these include the following: secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and handling of bank financing, the capital market and the investment of Norstar Israel and companies in its group (which include Norstar and companies controlled by it). The management services provisions in the New Management Agreement are in effect for a period of three years starting on November 16, 2011 (as aforesaid, in September 2014 they were extended for a three-year period starting on November 16, 2014), at the end of which they will be automatically renewed, and will continue to be renewed, from time to time, for three-year periods, where each of the parties may refrain from renewal by informing the other party by written notice no later than 90 days before the end of the Agreement period (all subject to the provisions of the Companies Law).

c.	Grant of registration rights to the Norstar Group -

On completion of the issuance and registration of the Company's shares for trade on the NYSE ("issuance of the Company on the NYSE"), the Company granted Norstar certain registration rights with respect to Company shares owned by it, including through its wholly-owned subsidiaries, the principles of which are as follows:

Piggyback registration – whenever the company acts to register its shares (or securities convertible into its shares) through the US Securities and Exchange Commission (the "SEC"), Norstar will have the right to join the registration of Company shares owned by it.

Non-shelf registered offering demand – Norstar may demand that the Company register Company shares owned by it in accordance with a registration document/a full prospectus (form F-1 or any other suitable registration document), at any time, after expiration of the restriction period applying to the Company and Norstar with regard to carrying out issuances in connection with the initial offering of the Company’s shares on the NYSE. Norstar may exercise its said right only twice, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Shelf registration demand – Norstar may demand that the Company register Company shares owned by it in accordance with a short-form registration document (form F-3 or any other suitable registration document), at any time when the Company is allowed by law to make such short form registration. In the case of an offering backed by full underwriting, Norstar may exercise its right as aforesaid twice in every calendar year, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or all shares owned by Norstar and entities related to it, the lower of the two.

Notwithstanding the aforesaid, where the registration of Company shares owned by Norstar is made as part of the issuance of shares by the Company, where such issuance is secured by underwriting, insofar as the underwriters recommend that the quantity of shares registered for trading within the framework of the issuance be limited, the Company may limit the quantity of shares that Norstar may register under its aforesaid rights, in accordance with priority rules set in the agreement. In addition, under certain circumstances (including where the registration document stands to cause the Company material damage), the Company may postpone the publication of the registration document, subject to limitations detailed in the agreement.

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The Company will bear all expenses entailed in fulfilling its obligations under the agreement with regard to the registration for trading of shares by its virtue, including registration and submission fees, printing expenses, legal consulting (with the exception of legal consultants that will represent only the selling shareholders), accounting services, etc.

The Company may enter into registration rights agreements with other shareholders, subject to Norstar being entitled to the same registration rights granted to these other shareholders (insofar as these rights are preferred to the rights granted to Norstar under the registration rights agreement).

The registration rights detailed above will apply also to all securities issued with respect to these shares, including due to the distribution of stock dividend, share split, capital change, capital consolidation, merger, etc. In addition, Norstar may transfer its rights under the said agreement, all or in part, to any transferee, subject to it transferring at least 5% of the ordinary shares that may be registered.

Subject to extraordinary cases, the Company will indemnify Norstar and parties on its behalf for any damage, loss, or expense (including attorney's fees) caused as a result of erroneous information included in a registration document or a prospectus or as a result of breach of the law by the Company in connection with such registration, unless such erroneous information was provided by Norstar. In addition, subject to extraordinary cases, Norstar will indemnify the Company and parties on its behalf for any damage as aforesaid caused as a result of erroneous information included in a registration document or a prospectus and that was provided by Norstar. In any case, the indemnification amount Norstar will be required to pay will not exceed the net consideration amount received from its sale of securities within the framework of the relevant registration.

The registration rights agreement will be in effect for the period starting with the Company's issuance on the NYSE and ending at such a time when no securities remain that are entitled to registration by its virtue or until ten years have elapsed from its signing, the earlier of the two (all subject to the provisions of the Companies Law).

22.2.	Agreements with regard to ATR

Pursuant to an agreement signed between the Company (through a wholly-owned subsidiary of the Company, through which the Company's investments in ATR were made; in this subsection, the "Subsidiary") and ATR in September 2009, the Company is entitled to exercise the following rights32:

(a)	A list of matters has been set for which the Investors were granted veto rights, stipulating that, as long as it owns at least 20 million shares (immediately before the reporting date, the Company owns 224.3 million shares in ATR,), its consent is required to conduct certain material actions with respect to ATR, for which materiality thresholds were stipulated in the agreement, including: sale of properties of ATR; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applying to ATR; and appointment of ATR's President. It was also decided that any decision regarding a material change in the business of one of the companies in the ATR Group, and regarding the issue of securities by ATR or any company in the ATR Group (with exceptions stipulated in the agreement) will require the consent of a special 2/3rds majority of ATR’s general meeting. In addition, rights to receive information were set for the Company.

(b)	The Company will be entitled to appoint four directors (out of a Board of Directors that does not exceed 10 members), as long as it owns (cumulatively) 80 million shares; three directors, as long as it owns 60 million shares; two directors, as long as it owns 40 million shares; and one director, as long as it owns 20 million shares.

[32]	On the date of signing of the agreement, the rights have been granted to the Company and to a third party that had held shares in ATR. Following the acquisition of the third party's holdings in ATR in January 2015, his rights in regard to ATR, as prescribed in the aforesaid agreement, were transferred to the Company.

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(c)	The Company will maintain their rights to appoint the majority of the members of the Board of Directors’ Nominations Committee, which recommends the appointment of the remaining members of the Board of Directors, and to appoint the Chairman of the Board of Directors, as long as it owns at least 55 million shares.

22.3.	Shareholders' agreement with CPPIBEH with respect to CTY

In May 2014, the Company entered into a governance agreement with CPPIBEH with respect to their holdings in CTY, which sets forth, inter alia arrangements for the appointment of directors to CTY's Board of Directors, pursuant to which the Company has undertaken to support the appointment of up to two directors to be recommended by CPPIBEH, at least one of whom will be independent of both CTY and CPPIBEH, and CPPIBEH has undertaken to support the appointment of up to three directors to be recommended by the Company. In addition, the Company has undertaken to grant CPPIBEH the tag along right with respect to a sale of CTY shares at a volume exceeding 5% of CTY's share capital during a period of twelve months. The agreement shall terminate at the earlier of the following: (1) after ten years have elapsed from its signing; (2) until such a time as CPPIBEH shall own less than 10% of CTY's share capital, or (3) until such a time as the Company shall own less than 20% of CTY's share capital.

22.4.	Governance agreement with REG

Alongside EQY's engagement in the merger agreement with REG, the Company (including through its wholly owned subsidiaries) entered into a governance agreement with REG, as described below.

Pursuant to the governance agreement, the number of directors in REG will be increased by three, from nine to twelve: two independent directors on behalf of EQY (the reappointment of whom at the following general meeting of REG is not certain or assured) and one director on behalf of the Company, as described below. The first director to be appointed on behalf of the Company is Chairman of the Company's Board of Directors and Chairman of the EQY's Board of Directors, Mr. Chaim Katzman. For the duration of his service as director on behalf of the Company, Mr. Katzman will be appointed as Non-Executive Vice Chairman of and member of the Investments Committee of REG (that comprises seven directors). REG has undertaken to pursue the appointment of a director on behalf of the Company as long as the Company holds at least 7% of the share capital in REG as recorded on the date of the merger transaction, provided that the identity of a director that the Company may request to appoint in place of Mr. Katzman is reasonably approved by the Board of Directors of REG.

The governance agreement also provides for a standstill period, during which the Company may not carry out the main following actions: (1) acquisition of shares in REG resulting in the holding by the Company of more than 18% of the share capital in REG; (2) engagement in a voting agreement relating to the shares, a merger agreement or a change of control in REG, unless such transaction has been approved by the Board of Directors of REG; (3) convening a meeting of the equity holders in REG; (4) appointing additional representatives on its behalf to the Board of Directors of REG; and (5) altering or influencing the management, Board of Directors, organizational structure and policy of REG (including the dividend distribution policy). Additionally, for the duration of the standstill period, the Company undertakes to vote at the general meetings of REG in favor of the appointment of all directors nominated by the Board of Directors of REG and against any proposal to dismiss a director or to change the size of the Board of Directors. The standstill period will commence on the date of completion of the merger transaction and end on the later of: (1) two years from the date of completion of the merger transaction; (2) six months from the date on which the Company's holding in REG falls below 7% of the share capital as recorded upon completion of the transaction; (3) six months from the date on which the Board of Directors of REG no longer includes a director appointed on behalf of the Company.

The Company was also granted certain information privileges, primarily as required for its reports and for registration rights in relation to its holding in REG shares.

As described in section 6.1 above, on March 1, 2017, the merger transaction was completed.

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23.	Legal proceedings

For details regarding the legal proceedings to which the Company and the Group are party, including disputed tax assessments, orders issued with respect thereto and legal proceedings vis-à-vis the tax authorities, refer to Notes 26d, 25j and 25k to the financial statements.

24.	Goals and business strategy

The Group has a policy of examining its business strategy and its goals, from time to time, against the background of developments in its business and the macro-economic environment. Core points in the Group’s strategy, both as regarding real estate operations and as regarding the structure and financial operations of the Company, are summarized below:

•	Investment in income-producing properties, mainly in supermarket-anchored shopping centers; since supermarkets cater to the daily needs of the residents, these shopping centers are considered less sensitive to the economic cycle relative to other real estate sectors. These properties are held directly or indirectly and the Company works to increase its direct holding in its properties, depending on market conditions and business opportunities.

•	Focusing on increasing the Group's cash flows through the proactive management of its properties. The Company's management believes that this policy, alongside its holding the properties over time, will create added value for its shareholders.

•	Maximizing the value of existing shopping centers by renting to tenants with proven financial strength who are market leaders, while also creating an attractive mix of tenants.

•	Focusing most of the operations in countries that have an international investment rating, while ensuring geographic diversification, and examining and implementing appropriate investment opportunities also in additional areas.

•	Pursuing future growth opportunities, by focusing on urban growth regions.

•	Selective and rational activity with respect to development and redevelopment of income-producing properties, in order to increase the yield and upgrade the existing properties portfolio. The Group strives to ensure that development and redevelopment activity does not encompass a material proportion of its properties.

•	Capital turnover through the sale of properties, partnerships or existing activities of the Company with a limited growth potential and/or low operational effectiveness, including based on an examination of the type of the property and its geographic location, and while designating the consideration to enhancing its growth in urban areas and improving its operational efficiency and capital costs.

•	Self and pro-active management – operations in the various countries are conducted through experienced local management. Expertise, knowledge, experience, contacts and familiarity with the business environment enable the Company to pursue a pro-active, dynamic and entrepreneurial strategy, that is intended to advance internal growth, inter alia, by adjusting the Company's properties to developments in the retail sector, hedging and high positioning of the existing properties portfolio, and pursuit of opportunities to purchase and develop properties that are adjacent to the Company's properties.

•	Assessing M&A opportunities with respect to real estate companies (including public companies), while making focused acquisitions, entering into agreements for strategic relations with companies and adopting a consistent and prudent acquisitions policy, investing in markets characterized by high growth rates, seeking marketing and operational synergy, gaining a thorough knowledge of the local market and creating a platform for the pursuance of further business opportunities.

•	Continuing the creation of cooperation with the strongest and leading financial institutions in Israel and worldwide, and managing the properties owned by such partnerships in a manner that reflects the Group’s experience and expertise.

•	Maintaining as close an economic correlation as possible between the currency in which its assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain its equity in the currencies of the various markets it operates in, and in similar proportions to the proportion of the assets in the various currencies to the total assets, and while entering, from time to time, into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies.

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•	Maintaining a high level of liquidity that enables the pursuit of business opportunities in the Group’s fields of operation and the management of its debts, which are spread over many years.

•	Utilizing international capital markets to increase financial flexibility and to gain greater exposure to local and international institutional investors, including the improvement of the credit rating of the Company, with an eye to reducing the debt costs of the Company, both by utilizing bank credit facilities and by raising capital and debt on the various markets.

•	Carrying out new investments and selling existing operations alongside the streamlining of the structure of the Company and aiming to cut back costs and create operational efficiency and economies of scale, while maintaining the proper financial stability ratios that characterize the Group.

•	Attributing significant importance to transparency and reliability vis-à-vis investors (shareholders and debenture holders) and acting accordingly.

•	The Group believes that the human capital it employs is one of its most important resources. Retaining human capital over time provides a stable basis for growth of the Company's operations and for the creation of value for its shareholders.

The aforesaid goals are forward-looking. They constitute a vision and goals, which are based to a significant extent on expectations and assessments with respect to economic and other (industry-related and general) developments, and their interrelationships. The Company cannot be certain that its expectations and assessments will indeed be realized, including with respect to its ability to realize its vision and to achieve the goals it has set for itself, that are based, to a significant extent, also on factors that are inherently beyond its control. It is hereby clarified that the Company's operating results may differ materially from the results estimated or implied by this information.

25.	Material events subsequent to the reporting date

For details regarding material events that occurred subsequent to the date of the statement of financial position, refer to Note 39 to the financial statements.

26.	Financial information concerning geographical segments

Refer to Note 38 to the financial statements.

27.	The risk factors applicable to the Company

27.1.	Macro risks

27.1.1.	Financing – The Group’s operations in acquiring properties and tradable securities of Group companies are financed in part by capital issuances and debt issuances in the various stock exchanges as well as by financial institutions. Should the Group's financing ability be impaired, operations could be significantly limited.

The business results of the Company and its subsidiaries are dependent on their ability to raise loans or capital in the future and on the terms thereof, in order to repay loans and attain the cash flows required for their operation (and with regard to EQY (and to the date of issue of the report, Regency)) – also in order to comply with the dividend distribution requirement, to maintain its REIT status). The Group's financing ability could be affected by an unavailability or a shortage of external financing sources, changes in existing financing terms, changes in the Group's results of operation, legislative changes (including regulatory limitations on the Group's credit balances, as detailed in section 22 above) and deterioration of the economic situation in the Company's operating regions. Furthermore, the operating results of the subsidiaries could be affected by changes in interest rates, although in light of the fact that most of their indebtedness is at fixed interest rates, changes in the rates of interest have only a limited impact on the Group. The debt balances of the Company and its subsidiaries could have a material impact on the Company and on its public subsidiaries, including where the allocation of a material part of the cash flow to the repayment of loans is concerned, and it could also impair the ability to allocate resources to the operation, development and acquisition of properties, and the ability to distribute dividends and raise capital.

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In addition, breach of the Company's obligations within the framework of financing agreements, including its undertaking to maintain financial ratios, which are affected also by extraneous market factors, and restrictions with respect to change of control, could have material implications, such as a demand for early repayment of loans, disposal of properties and refinancing under less favorable terms. Also, a change (or anticipated change) in the credit rating of any of the Group companies could affect their access to financial markets and increase their capital raising costs.

In addition, changes in the credit rating of companies in Group could affect the market price of their debentures as well as the tradability thereof, and could have an effect on their raising capital on stock exchanges and/or from financial institutions.

Furthermore, as stated in section 18.8 above, the Company has currency and interest swap transactions, with respect to some of which the Company has entered into agreements that provide for mechanisms for the current settling of accounts in connection with the fair value of the swap transactions. Consequently, the Company could be required, from time to time, to transfer material amounts to the banking institution based on the fair value of the aforesaid transactions.

Additionally, most of the financial liabilities of the Company are from financial institutions in Israel. Market conditions or other factors could affect the ability of the Company to effectively diversify its financing sources by obtaining finance from other sources.

27.1.2.	Changes in exchange rates – The Company’s equity has a currency exposure mainly to the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real, in such a manner that an increase in the exchange rate of the foreign currencies would increase its equity, while a decrease in their exchange rates would decrease its equity (where such effects are offset against linkage basis and interest rate swap and forward transactions undertaken by the Company). In addition, changes in the exchange rates will affect the fair value of derivative financial instruments (mainly the SWAP and forward type), that provide economic hedging but do not meet the criteria for hedge accounting. The change in the fair value of these instruments is carried to the statement of income. The Company's profitability could be adversely affected by the absence of hedging or at least partial hedging against changes in the exchange rates.

27.1.3.	Changes in capital markets – A substantial part of the Company's assets comprises the securities of its public subsidiaries. Accordingly, changes in the capital markets and volatility in share prices in the wake of changes in market conditions and other conditions which the Company cannot control, could affect the price of the Company's and Group companies’ shares, and affect the Company's performance and its business results, which might, inter alia, expose the Company to the possibility of non-compliance with the financial covenants stipulated in its credit agreements and limit the ability to raise further capital.

27.1.4.	Economic conditions that affect geographical regions – The properties of the Group are widely distributed over more than 20 countries and by nature are exposed to different macroeconomic conditions that affect the operation and value of the properties. In addition, a material proportion of the Group’s leasable premises are located in Canada – mainly in the Greater Toronto Area (10.3%), in the Greater Montreal Area (6.9%), and in Helsinki (3.9%), thereby presenting an increased risk that the Group could be adversely affected, to a significant degree, by a downturn in the economic conditions or a natural disaster in these regions.

27.1.5.	Risk of terror attacks and natural disasters and uninsured risks – Terror attacks could affect the Group’s properties. In addition, some of the Group’s properties are in regions exposed to risk from natural disasters (e.g., hurricanes, winter storms, floods and earthquakes). Damage resulting from these risks and others either cannot be insured or are not fully covered by the Group's insurance policies. In addition, the availability of insurance coverage for these and other risks could decrease and its premium cost could increase, in a manner that could lead to limited insurance coverage of Group companies.

27.1.6.	Investment in developing countries – some of the Group's investments are in emerging markets, mainly in Central and Eastern Europe and in Russia (through ATR) and in Brazil. The Group's investments in emerging markets are exposed to higher risks compared with its investments in markets in North America and in Northern and Western Europe; this includes also legal, economic and political risks to which the Company's investments in these countries are exposed.

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27.2.	Sector risks

27.2.1.	Financial strength of tenants, including anchor tenants – Among the factors affecting the Group’s revenues is the financial strength of the tenants of its properties, and particularly tenants that are major tenants, including anchor tenants. Among the factors affecting the tenants’ financial strength is the economy in the countries and regions in which they operate. Factors such as deterioration in the economic conditions in the Group's operating regions, changes in consumer buying habits, increased competition in the Group's operating regions and the financial recession in some of the Group's markets of activity (Finland, Russia and Brazil) could impact the business activity and the economic results of anchor tenants and other tenants in the Group's properties, which could in turn lead to non-renewal of lease agreements, delays in the occupation of the Group's properties, delay or failure to pay rent, etc., and as a result could have an adverse impact on the Group's revenues. The departure of an anchor tenant has implications for the whole of the shopping center where the anchor tenant had rented premises and on the drawing power of the shopping center, and thus also on the Group’s income from that shopping center. This is true even if the anchor tenant continues to pay the rent with respect to the closed premises. In addition, if an anchor tenant leaves, occupying the property again at attractive terms could be difficult.

27.2.2.	Changes in the rental policy of retail chains and major tenants – A large proportion of the major tenants of the Group are retail chains. The Group’s business results could be adversely affected by a change in the retail chains’ policy regarding the operating framework for their stores (such as the size of their stores) and the regions where they operate.

27.2.3.	Changes in consumer buying habits – Since most of the Group’s properties are shopping centers, which are based on food, pharma, clothing and service stores, changes in the buying habits of the consumers in the regions surrounding those shopping centers, such as a move toward buying in different types of centers or platforms or a move toward buying over the telephone or the internet (online trading), could reduce the ability of the tenants in the Group's properties, a material proportion of whom are retailers, to meet their obligations toward the Group, and could thus have a harmful effect on the Group’s business results. Within the main consumption trends in recent years, some of the Group companies are witnessing an increasing growth in the volumes of online purchases, and believe that this increase will continue to an extent that could reduce the sale volumes of tenants and affect the demand for commercial areas by these tenants. In addition, such changes could reduce proceeds received by Group companies, which are based on the sales volume in the property.

27.2.4.	Statutory and regulatory requirements, including with respect to environmental conservation and to companies law and securities law – Group companies, including those involved in construction, development and redevelopment activity, are subject to statutory and regulatory requirements concerning various topics, including environmental issues (environmental hazards, underground and above-ground pollution, toxic waste, etc.) and provisions requiring the adaptation of buildings to provide convenient access for the handicapped, and are responsible for bearing the costs involved in complying with such requirements, to the extent that this could adversely affect them (as of December 31, 2016, the Company is not aware of any such instance that could have an adverse effect on its results). The Company’s liability and its exposure to damages and costs (e.g., with regard to tax, environmental and regulatory aspects) could also result from actions or oversights related to the time in which the relevant property was owned by previous owners and held by other holders, including activity that is not in line with the provisions of the law (e.g., failure to comply with licensing requirements), as well as those resulting from tests that were conducted by the Company in preparation for the purchase of a property being incomplete or insufficient. For a description of the main risks involving breaches of the laws relating to environmental conservation, refer also to section 21 above.

[33]	EQY merged into REG on March 1, 2017.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

In addition, as the Company is a public company that is traded on the Tel Aviv Stock Exchange, on the New York Stock Exchange and on the Toronto Stock Exchange, it is required to comply with the relevant provisions of the law in Israel, in the United States and in Canada, including with the legal implications stemming from coordination and synchronization of these three legal systems. In addition, the securities of some of the Company’s subsidiaries (EQY33, FCR, CTY and ATR) are traded on different stock exchanges worldwide and are subject to the relevant securities laws governing each stock exchange (including corporate governance rules). Compliance with these requirements entails substantial costs for the Company as well as for the aforesaid Group companies, and, in addition, their breach could lead to the companies being fined and even to the perception of criminal offences, and could therefore adversely affect the Group. For details regarding the adoption of a plan for the enforcement of the securities laws, aimed at identifying and preventing breach of such laws by the Company, refer to section 22 above.

In addition, In December 2013, the Law to Promote Competition and Reduce Concentration, 2013, which includes, inter alia, reference to control issues in a pyramid holdings structure and separation between significant real corporations and significant financial corporations, was approved by the Knesset. For details, refer to section 22 of the Report. Furthermore, within the framework of in the provisions of the Law, the Minister of Finance and the Bank of Israel Governor were tasked with setting forth provisions for limitations on credit extended to a corporation or a business group by financial bodies, in accumulate, taking into consideration, inter alia, the liability of each corporation or all companies of the business group. Such limitation could impede the ability of the Group to obtain credit to repay loans and for the cash flow required for its activity, and harm its operating results. In addition, under the provisions separating between significant real corporations (the class of corporations which the Company falls under) and significant financial corporations, limitations were imposed on interests being owned in the Company by significant financial corporations and their controlling shareholders, in a manner which limits the investment potential of such corporations in the Company, and limitations apply to the Company with respect to investment in financial corporations as aforesaid.

27.2.5.	Property renovation and development activities – The Group operates, inter alia, in the property development field, both by way of initiation of development projects, by way of purchasing properties for development, and by way of expanding and developing existing properties. There is no certainty that the Group’s forecasts with regard to the development of one or more of its properties will materialize. The Group’s liabilities with regard to the development of its properties are subject to the risks that are generally involved in such activity and include, inter alia: delays in construction and time overruns (or complete failure to complete construction) and the ensuing costs; cost overruns, including the raw materials element, labor, financing (including an increase in interest rates), delays and costs related to regulatory approvals and other costs; natural and climatic disasters at the development sites; difficulties entailed in land conditions; technical risks related to the construction plans, the construction activity and environmental aspects; construction flaws (including as a result of the use of defective construction methods, raw materials or products that are acquired by the Company from third parties); tenants who are supposed to take space in the property under the initial leases failing to move in; properties occupied for lower than planned rental tariffs; and so on. The inability to complete the development or redevelopment of the properties, or failing to complete them on schedule, due to the reasons listed above or for other reasons, could have an adverse effect on the Company’s business, its financial position and its operating results.

27.2.6.	Risks inherent in the management of the Company's properties – The Group is exposed to risks entailed in the provision of management services by the Group to its tenants, including third party liability. Should the Company fail to efficiently manage a property or properties, increased costs could result with respect to the said maintenance and betterment of the properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, with respect to management services for the Group's properties, provided by third parties, the quality of services rendered by the said third parties (as well as the Group's ability to locate and enter into agreements with qualified third parties) could have a significant effect on the Group's relations with its tenants, as well as on the Group's yields from its investments.

27.2.7.	Competitive environment – The Company is exposed to substantial competition in the acquisition of properties. Increased competition with respect to the acquisition of properties and attracting new tenants could reduce the number of properties available for acquisition, increase the acquisition prices of properties designated for acquisition, reduce the ability to attract tenants and decrease rental fees, decrease occupancy rates, increase operating costs and impair the yield obtained from the Company's properties. In addition, the Company's competitors could hold an advantageous position compared with the Company derived, inter alia, from lower cost of credit, more efficient operations and higher risk robustness (refer to section 14 above for a description of the competition in the Company's fields of operation.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

27.2.8.	Increase in operating expenses and other expenses – Increase in operating expenses and other expenses without an offsetting increase in revenues or payments made by tenants, could result, inter alia, from an increase in the costs of external service providers, an increase in the burden of real estate taxes and other levies, an unanticipated increase in maintenance costs (including due to unanticipated malfunctions and an increase in energy costs), changes in legislation, regulation or governing policy, and an increase in insurance costs. In addition, due to the listing of its shares in the United States and in Canada, the Company is required to invest substantial costs in meeting the regulatory demands entailed therein, including with regard to legal and accounting services (which the public subsidiaries are also required to comply with under the said requirements).

27.2.9.	Risks inherent in the impact of external factors on the value of the Group's properties and its operations – The Company is exposed to risks derived from the fact that the valuation of real estate properties is subjective and uncertain by nature, as well as risks derived from the fact that the value of the properties might be affected by external factors that are outside the Group's control, including overall market conditions – including in the real estate markets, commercial real estate in general and real estate in the Group's fields of operation in particular, the absence of liquidity in real estate investments, national, regional or local financial conditions, political conditions and events, surplus of areas for lease, demographic conditions, consumer behavior, unemployment rates, proximity and accessibility of competing properties, access to public transportation, changes in legislation (including retroactive changes), expropriation, transfer taxes and other taxes and payments, and an increase in operational expenses (including energy expenses). These and other risks could lead to leasing at lower than planned rental rates, lower occupancy rates, non-renewal of leases or their renewal at less advantageous terms from the lessor’s point of view (including with regard to anchor tenants), negative side effects resulting from the departure of small tenants, the possibility of having to bear the costs with respect to properties that the Group fails to lease, and bearing unplanned costs with respect to realty brokering operations and finding new tenants.

27.2.10.	Absence of liquidity in real estate investments – Investment in real estate is usually an investment with no liquidity, compared with investment in securities. The absence of liquidity could lead to the Company selling real estate properties in response to changes in the economy, in the real estate market or due to other conditions, other than at the desired date or price. In addition, some of the anchor tenants in the Company's properties have the right of first refusal or right of first offer to acquire the properties, which could make it more difficult for the Company to sell the properties in reaction to a change in market conditions.

27.3.	Risks specific to the Company

27.3.1.	Change in the tax burden with respect to the operations of the Company's subsidiaries – the Group is exposed to possible changes in the tax burden with respect to the operations of the Company and its subsidiaries, including due to changes in the governing tax law in the regions where Group companies operate, or due to non-realization of the assumptions of the Company with respect to the tax applicable to the Group's income.

27.3.2.	Dependence on management – The Company has a certain degree of dependence on the continued activities of the Chairman of the Company's Board of Directors, Mr. Chaim Katzman, and his Vice Chairman and President of the Company, Mr. Dori Segal, who holds various positions in the Group. The Company is unable to evaluate what effect, if any, the termination of the activities of either of the aforementioned members of management may have on the Group.

27.3.3.	Control of the Company – The controlling shareholder of the Company, Norstar Holdings Inc. and its controlling shareholders, Mr. Chaim Katzman, Mr. Dori Segal and Ms. Erika Ottosson, can pass binding resolutions at the general meeting of the shareholders of the Company, as their interests in the Company are sufficient for the purposes of adopting certain resolutions at the Company's general meeting without the need for the agreement of the other shareholders, including with regard to the appointment of directors of the Company. Nevertheless, under the provisions of the Companies Law, their ability to act as controlling shareholders is limited, both in view of their duties to the Company and to the minority interests as well as in view of the need to obtain the consent of the minority interests on certain issues in which the controlling shareholders have personal interest, all as set out in the provisions of the law.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

Furthermore, shares of the Company that are owned by Norstar, the Company’s controlling shareholder, are mostly pledged to the bodies that finance its operations. Breach of the provisions of these financing agreements by Norstar in a manner that will entitle the lenders to exercise the pledges on the Company’s shares, could adversely affect the Company's investors, including in the event that the lenders wish to sell the Company's shares.

27.3.4.	Commencement of operations in new fields and regions – The Group's commencement of operations in new fields and regions where it does not have vast experience, entails costs and risks deriving, inter alia, from the need to learn and become familiar with the various aspects relating to operations in the said fields and regions, including regulatory aspects, the business and macro-economic environment, a new currency exposure, etc., as well as the establishment of new systems and administrative headquarters at substantial costs and their integration in the Group. Moreover, many years could elapse before the results desired in entering a new field and/or region of activity are attained, in light of the need to obtain regulatory approvals and construction permits, determining the correct mix of tenants, recruiting the appropriate management team, etc. As aforesaid, in 2008, the Company began operating through ATR in eight countries in Central and Eastern Europe, mainly Poland, the Czech Republic and Russia (for details refer to section 9.1 above). In addition, in 2008 it also began operating in Brazil, during the years 2007 to 2016 the Company had indirectly held Luzon Group, which has residential projects initiation and construction activity, including in Eastern Europe, and during the years 2006 to 2015 had operated in the medical office buildings sector.

27.3.5.	Acquisition strategy – The Group has a strategy to acquire additional properties and companies. The implementation of this strategy may not be successful and might not generate the expected return; and is dependent upon the availability for purchase of suitable properties and the availability of convenient financing for the acquisition, development and redevelopment of the acquired properties. It also requires the assimilation of the businesses, systems and manpower, which could consume management resources and distract management from attending to the Group's current operations, as well as expose the Company to legal and regulatory risks with regard to the acquired properties.

27.3.6.	Structure of interests in the Company's subsidiaries – A large proportion of the Company's subsidiaries are not wholly-owned by it. Among these, substantial parts of the issued share capital of EQY[34], FCR[35], CTY and ATR are owned by the public, as well as by other significant shareholders. These subsidiaries are subject to legal and regulatory limitations that are customary for public companies, and the Company, despite being the controlling shareholder, may find itself unable to take specific courses of action without the required approval from other shareholders in such subsidiaries (whether by law or by virtue of shareholders' agreements or incorporation documents). The existence of other shareholders in the subsidiaries could limit the Company’s ability to increase its percentage interests in these subsidiaries, consolidate similar activities, leverage synergy that may exist between the various companies or reorganize the Group's structure. In addition, the Company may not be able to determine the date and scope of dividends paid by its subsidiaries, which could reduce the Company's cash flows and impede its ability to repay its debt. The Group is also exposed to risks inherent in shared ownership in properties with third parties, including the need to obtain the agreement of the Group's partners in the said properties in order to make decisions, and the possibility of disagreements between the Group and said partners, as well as risks derived from the said partners becoming insolvent, exposure to the liability of financing the partner's investment in the shared properties, and the implications of these risks on the operation of the shared properties. The properties are consolidated in the financial statements in accordance with IFRS, based on the effective or legal extent of control. Changes in the Company's control of the subsidiaries could lead to change in the presentation of the investment in the subsidiaries in the financial statements, as well as affect the way in which investors perceive the Company. In addition, to comply with the Company's reporting requirement as a public company, it relies on information whicooh it receives from the subsidiaries. Although the Company believes it receives from the subsidiaries material information it requires, it does not have agreements with all of them with respect to receiving such information. In addition, the public subsidiaries are listed in non-uniform stock exchanges worldwide and are subject to different reporting requirements. Therefore, the Company might not be able to present certain information as is presented by other real estate companies in other regions.

[34]	EQY merged into REG on March 1, 2017.

[35]	Following the completion of the sale pf FCR's shares, the Company is no longer the controlling shareholder in FCR (see section 7.1 of Chapter A). Accordingly, starting in the first quarter of 2017, the Company will discontinue the consolidation of FCR's financial statements and will account for the balance of the investment by the equity method.

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27.3.7.	Legal proceedings – The Group companies are involved in several legal proceedings in their ordinary course of business, including proceedings vis-à-vis the tax authorities, with regard to legal proceedings initiated against the Company in connection with its investment in Luzon Group, as well as with regard to legal proceedings that the Company was involved in pertaining to its investment in ATR, as detailed in Note 26d to the financial statements. If such proceedings as specified in Note 26d to the financial statements (or any of the same) are decided against the Company, this could adversely affect the Company's operating results.

27.3.8.	Risks inherent in listing the Company's shares on the New York Stock Exchange and on the Toronto Stock Exchange – The Company's shares are listed on the Tel Aviv Stock Exchange since 1983, on the New York Stock Exchange since 2011 (as a non-U.S. listed company) and on the Toronto Stock Exchange since October 2013 (as a foreign issuer). The shares are traded on different exchanges, in different currencies (U.S.$, C$ and NIS) and at different hours (as a result of different time zones and trading days), and price differences could result between Company shares on these exchanges. Every decrease in the price of the Company's shares in one stock exchange could lead to a decrease in the price of the Company's shares in another stock exchange. Furthermore, the Company does not expect its shares to be included in the different New York Stock Exchange or Toronto Stock Exchange indices in which many of the US- and Canadian REITs are included, which could adversely affect the demand for the Company's share by investors, as well as its price.

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CHAPTER A - DESCRIPTION OF THE COMPANY’S BUSINESS

27.4.	The following table presents the Group’s risk factors according to their nature and their effect (taking into account the measures taken by the Group to mitigate the exposure to them) on the Company’s business, in the opinion of Company management:

	Major	Medium	Minor
Risk factor	effect	effect	effect
Macro risks:
Financing	+
Changes in exchange rates		+
Changes in capital markets	+
Economic conditions that affect geographical regions	+
Risk of terror attacks and natural disasters and uninsured risks		+
Investment in developing countries			+
Sector risks:
Financial strength of tenants, including anchor tenants	+
Changes in the rental policy of retail chains and major tenants		+
Changes in consumer buying habits		+
Statutory and regulatory requirements, including with respect to environmental conservation and companies and securities law		+
Property renovation and development activities		+
Risks inherent in the management of the Company's properties			+
Competitive environment		+
Increase in operating expenses and other expenses			+
Risks inherent in the impact of external factors on the value of the Group's properties and its operations	+
Absence of liquidity in real estate investments		+
Risks specific to the Company
Change in the tax burden with respect to the operations of the		+
Company's subsidiaries
Dependence on management		+
Control of the Company			+
Commencement of operations in new fields and regions		+
Acquisition strategy		+
Structure of holdings in the Company's subsidiaries		+
Legal proceedings			+
Risks inherent in listing of the Company's shares on the New York Stock Exchange and on the Toronto Stock Exchange		+

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

CHAPTER B

DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the year ended December 31, 2016

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the year ended December 31, 2016 (the “Reporting Period”):

1.	The Company and its Operations

1.1.	Introduction

The Company, through its public and private investees36 (collectively: the “Group”), is engaged primarily in the acquisition, development and management of supermarket-anchored shopping centers in 20 countries throughout the world, focusing on urban growth markets. Furthermore, the Group explores business opportunities to acquire shopping centers and/or companies that operate within its core business (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Group’s strategy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Moreover, the Group focuses on top-tier necessity-driven properties in leading urban markets, which the Group’s assesses will provide long-term growth opportunities. At the same time, the Group is working on selling non-core properties that in the Group’s opinion, have limited growth potential, identifying properties redevelopment and opportunities with cash flow growth and value appreciation.

In addition, as part of its strategy, the Company examines alternatives to increase the private real estate component of its activity (operations that are not owned through public companies), which, in the opinion of Company management, is expected to grow the cash flows received directly by the Company through improving the Company’s costs structure and its revenues. Moreover, it is the Company’s belief that increasing the number of properties that it directly owns is likely to strengthen its financial ratios, which, in turn, should improve the Company’s financial strength, leading to an upgrade in its debt rating and to receiving an international investment rating and, consequently, to a reduction in financial costs and to an increase in profitabilty. This will also be achieved through diversification of the Company’s financing sources to international financial institutions and new capital markets. Company management believes that the implementation of this policy will increase the return for shareholders.

1.2.	Group Properties

As of December 31, 2016, (the “Reporting Date”), the Group owns and manages 426 properties, as follows:

•	418 shopping centers of various sizes, including 3 shopping centers under development

•	8 other properties

The above properties have a gross leasable area (“GLA”) of 6.6 million square meters and are presented in the Company’s books at their fair value of NIS 78.7 billion and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of December 31, 2016) of NIS 6.4 billion. Assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group, the properties have a value of NIS 84.9 billion and generate annual rental income of NIS 6.8 billion.

36 Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

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CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The Company’s properties:

						GLA (in	Carrying value of
			Income-	Properties		thousands	investment
	Country of	Holding	producing	under	Other	square	property
	operation	interest	properties	development	properties	meters)	(NIS in millions)
Equity One Inc. (“EQY”)	USA	34.3%	111	-	5	1,405	19,877

First Capital Realty Inc. (“FCR”)	Canada	36.4%	158	2	-	2,294	24,293
Citycon Oyj. (“CTY”)	Finland, Norway, Sweden, Estonia and Denmark	43.9%	57	1	-	1,226	17,872
Atrium European Real Estate Limited (“ATR”)	Poland, Czech Republic, Slovakia and Russia	59.5%	59	-	-	1,07 4	11,186
Gazit Brazil	Brazil (mainly in Sao Paulo)	100%	8	-	1	135	2,157
Gazit-Globe Israel	Israel	100%	10	-	-	122	2,704
(Development) Ltd.	Bulgaria and
(“Gazit Development”)	Macedonia	100%	1	-	1	7	210
Gazit Germany	Germany	100%	3	-	-	49	385
Total carrying value			407	3	7	6,311	78,683
Partnerships and managed properties			8	-	1	243	6,260
Total			415	3	8	6,554	84,943

•	On November 15, 2016, EQY announced that it had entered into a merger agreement with Regency Centers Corporation (“REG”), a Real Estate Investment Trust (REIT), that is the owner, manager and developer of neighborhood and community supermarket-anchored shopping centers in the United States and whose securities are listed for trade on the NYSE. EQY will be merged with and within REG, resulting in REG being the surviving company in the merger, and – upon completion of the merger – EQY’s shareholders (including the Company) will receive, in place of the EQY shares that they own, REG shares in an exchange ratio of 0.45 REG shares for every EQY share, which reflects a premium of 13.7% for the holders of EQY shares above EQY’s market value at that date. On March 1, 2017, the merger transaction was completed and the Company held 13.2% of the merged company and is REG’s largest shareholder. With the completion of the merger transaction, the Company will discontinue consolidating EQY in its financial statements and, as a result, is expected to recognize a pre-tax gain of approximately NIS 0.6 billion and an increase in equity attributable to shareholders of NIS 0.8 billion, in the first quarter of 2017. The merged company’s property portfolio, on the date of completion the merger, comprises 429 retail properties, with a total GLA in excess of 5.3 million square meters, throughout the United States. The merged company had a market value of U.S.$ 12 billion on the date of completion the merger and, according to the 2017 FFO forecast of REG, the Company’s share in the economic FFO of the merged company will increase by NIS 35 million (including a NIS 6 million saving in the Company’s administrative costs), approximately NIS 0.18 per share. The REG shares that will be held by the Company following the merger will be presented in its financial statements as a financial asset. Effective from March 2, 2017, the merged company is included in the S&P 500 Index. On March 2, 2017, the Company sold 2.8 million REG shares for a pretax consideration of U.S.$ 192 million. For further details regarding the aforesaid merger and the sale of REG shares, refer to Notes 9d and 39b to the financial statements.

•	In March 2017, the Company sold 9 million FCR shares for a gross consideration of C$ 185 million. Following the sale, the Company ceased to have a control over FCR and, with effect from the aforesaid date, the Company has discontinued consolidating the operations of FCR in its financial statements. As a result of the loss of control, the Company is expected to recognize – in the first quarter of 2017 – a NIS 800 million increase in equity attributable to the equity holders, net of a NIS 400 million loss from the loss of control, which arises mainly from financial statement translation differences previously accumulated in capital reserves.

For further details, refer to Note 39a to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

•	In addition, until January 2016, Gazit Development also owned, through subsidiaries, 84.9% of the share capital of Amos Luzon Development and Energy Group Ltd. (formerly – U. Dori Group Ltd. (“Luzon Group”), a public company listed on the TA Stock Exchange. Luzon Group mainly operates in the development and construction sector primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor. For details regarding the sale of all the shares in Luzon Group owned by Gazit Development, in January 2016, refer to Note 9gto the financial statements. As a result of the sale, from the first quarter of 2016, the Company has discontinued consolidating the operation of Luzon Group in its financial statements.

The regions (marked  ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.firstcapitalrealty.ca

www.citycon.com

www.aere.com

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.3.	Effect of the Macro-Economic Environment on the Group's Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates at properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

As of December 31, 2016, the Group is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company considers that the macro-economic data from the countries of operation testify to a stable environment and a forecast of further growth.

The Company’s assessments regarding the impact of future macro-economic events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitute forward-looking statements.

Presented below are macro-economic data for the countries where the Group operates1:

				Yield on
				government	Debt
	Growth (GDP)		Rate of	debentures	rating
	2017 forecast	2016	unemployment	(10 years)	(S&P)
Norway	1.50%	0.80%	4.4%	1.82%	AAA
Sweden	2.30%	3.20%	6.8%	0.71%	AAA
Denmark	1.50%	1.00%	6.2%	0.66%	AAA
Germany	1.50%	0.30%	3.8%	0.42%	AAA
Canada	2.00%	1.30%	6.8%	1.79%	AAA
Finland	1.10%	1.30%	8.7%	0.54%	AA+
USA	2.30%	1.60%	4.8%	2.58%	AA+
Czech	2.55%	2.50%	3.4%	0.64%	AA-
Republic
Estonia	2.30%	1.25%	6.2%	-	AA-
Israel	3.20%	3.00%	4.3%	2.38%	A+
Slovakia	3.15%	3.30%	8.6%	1.08%	A+
Poland	3.20%	2.70%	5.4%	3.71%	BBB+
Hungary	2.90%	2.00%	4.3%	3.47%	BBB-
Romania	3.70%	4.70%	5.4%	3.79%	BBB-
Russia	1.10%	(0.50)%	5.6%	8.15%	BB+
Bulgaria	3.00%	3.40%	7.2%	1.57%	BB+
Brazil	0.80%	(3.50)%	8.2%	10.41%	BB

International debt rating of subsidiaries:

Rating Agency	FCR	EQY[2]	CTY	ATR	Gazit-Globe
Moody's	Baa2/Stable	Baa2/Stable	Baa1/Stable	-	ilAa3/stable
S&P	-	BBB/Stable	BBB/Stable	BBB-/Stable	ilAA-/stable
Fitch	-		-	BBB-/Stable	-
DBRS	BBB(HIGH)/Stable	-	-	-	-

1 Data source: Bloomberg- March 2017

2 Following the merger of EQY with REG, REG is rated BBB+/Stable by S&P and Fitch and Baa2/Stable by Moody’s.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.4.	Highlights –2016

	For the year ended
	December 31
(NIS in millions, other than per share data)	2016	2015*)	Change
Rental income	4,801	4,809	(0.2)%
NOI (1)	3,194	3,196	(0.1)%
FFO (2)	586	627	(6.5)%
Diluted FFO per share (NIS) (2)	3.00	3.51	(15)%
The number of shares used in calculating the diluted FFO per share (in thousands)	195,567	178,601	9.5%
Acquisition, construction and development of investment property (3)	4,594	9,341	-
Disposal of investment property (3)	1,465	1,164	-
Fair value gain (loss) from investment property and investment property under development, net	885	(372)	-
Net income attributable to equity holders of the Company	787	620	-
Diluted Net earnings per share (NIS)	3.96	3.45	-
Cash flows from operating activities	1,909	1,514	-
Net debt to total assets	50.1%	51.3%	-
Equity attributable to equity holders of the Company	8,158	7,512	-
Equity per share attributable to equity holders of the Company (NIS)	41.7	38.4	-
Net asset value per share (EPRA NAV) (NIS) (4)	56.5	52.9	-
EPRA NNNAV per share (NIS) (4)	43.4	38.8	-

(*)	Reclassified, refer to Note 2ff to the financial statements.

(1)	NOI ("Net Operating Income") - Rental income, net of property operating expenses.

(2)	The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.

(3)	The Company and its subsidiaries, including the acquisition of Sektor during 2015(excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.

(4)	Refer to section 2.4 below.

•	As of December 31, 2016, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 12.1 billion (NIS 3.2 billion in the Company and wholly-owned subsidiaries).

•	During 2016, Group companies issued debentures in a total amount of NIS 3.1 billion.

•	During 2016, Group companies issued equity in a total amount of NIS 1.3 billion.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.5.	Highlights – Fourth Quarter of 2016 (the "Quarter")

	For the 3 months ended
	December 31
(NIS in millions, other than per share data)	2016	(*2015	Change
Rental income	1,208	1,225	(1.4)%
NOI	789	804	(1.9)%
Proportionately consolidated NOI (1	491	498	(1.4)%
FFO (2)	165	146	13%
DilutedNet earnings per share (NIS) (2)	0.84	0.82	2.4%
The number of shares used in calculating the diluted FFO per share (in thousands)	195,566	178,581	10%
Acquisition, construction and development of investment property (3)	1,433	787	-
Disposal of investment property (3)	102	182	-
Fair value gain (loss) from investment property and investment property under development, net	170	(224)	-
Net income attributable to equity holders of the Company	587	206	-
Diluted net earnings per share (NIS)	2.98	1.14	-
Cash flows from operating activities	742	344	-

(*)	Reclassified, refer to Note 2ff to the financial statements.

(1)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.

(2)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.

(3)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically-attributed debt.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of December 31, 2016):

[1]	For details regarding the sale of 9 million FCR shares subsequent to reporting date, refer to Note 39a to the financial statements.

[2]	For details regarding the merger of EQY with REG subsequent to reporting date, refer to Note 9d to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.7.	Breakdown of Net Operating Income ("NOI"), according to the Company’s operating regions37:

Q4 2016	Q4 2015

37 As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of December 31, 2016:

					Market value
					as of
			Holding	Book value	31.12.2015
	Type of security/	Amount	interest	(NIS in	(NIS in
Name of company	property	(millions)	(%)	millions)	millions)
EQY¹	Shares (NYSE)	49.6	34.3	3,814	5,857
FCR[2]	Shares (TSX)	88.6	36.4	4,356	5,224
CTY	Shares (OMX)	390.6	43.9	4,094	3,693
ATR	Shares (VSX, Euronext)	224.3	59.5	4,510	3,564
Europe	Income-producing property	-	-	414	-
Europe	Property under development and land	-	-	182	-
Brazil	Income-producing property and land	-	-	2,156	-
Israel	Income-producing property	-	-	2,467	-
Israel	Property under development and lands	-	-	244	-
Total assets		-	-	22,237	-

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of December 31, 2016:

NIS in millions
Debentures[3]	11,564
Debts to financial institutions	3,582
Total debentures and debts to financial institutions (*)	15,146
Other monetary liabilities	820
Total monetary liabilities	15,966
Less - monetary assets	1,575
Less - other investments[4]	605
Monetary liabilities, net	13,786
Other liabilities[5]	293
Total liabilities, net	14,079

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[6]	Financial Institutions	Total	%
2017	783	133	916	6
2018	1,345	369	1,714	11
2019	1,514	2,270	3,784	25
2020	1,182 7	571	1,753	12
2021	996	1	997	7
2022	891	136	1,027	7
2023	1,057	51	1,108	7
2024	1,209	51	1,260	8
2025	494	-	494	3
2026	950	-	950	6
2027 and after	1,143	-	1,143	8
Total	11,564	3,582	15,146	100

[1]	For details regarding the merger of EQY with REG and the sale of 2.8 million REG shares for a consideration of U.S.$ 192 million subsequent to reporting date, refer to Notes 9d and 39b to the financial statements.
[2]	In March 2017, the Company sold 9 million FCR shares for a total consideration of C$ 185 million.
[3]	Excludes an asset of NIS 520 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the assets.
4	Comprised primarily of the investment in participation units in private equity funds and in capital notes and loans of Luzon Group in an amount of NIS 137 million.
5	Includes deferred tax liabilities, net in the amount of NIS 275 million and other liabilities in an amount of NIS 18 million.
6	Includes a private, unsecured loan from a financial institution in the amount of NIS 679 million.
7	Includes a payment of NIS 761 million with respect to the principal of debentures (Series J), which is secured by investment properties, refer to section 7f below.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds From Operations) is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the sale of properties, and other types of gains and losses.

The Adjusted EPRA Earnings (or “FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting net income (loss) are presented in the table below.

The Company believes that the Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and it's FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2016	2015	2014	2016	2015
	NIS in millions (other than per share data)

Net income attributable to equity holders of the Company in the period	787	620	73	587	206

Adjustments:
Fair value gain from investment property and investment property under development, net	(2,081)	(711)	(1,053)	(969)	(231)
Capital loss (gain) on sale of investment property	(6)	106	65	(1)	15

Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	120	(693)	156	(227)	(97)
Adjustments with respect to equity-accounted investees	(15)	(50)	324	(8)	(36)
Loss on disposal of investees
	0	1,533	1	-	-
Deferred taxes and current taxes with respect to disposal of properties	576	138	399	219	64
Gain from bargain purchase, net of goodwill impairment	23	(1,026)	(47)	23	39
Acquisition costs recognized in profit or loss	4	41	6	1	7
Loss from early redemption of interest-bearing liabilities and financial derivatives	76	78	154	0	11
Non-controlling interests' share in above adjustments	917	395	267	455	132

Nominal FFO (EPRA Earnings)	401	431	345	80	110

Additional adjustments:
CPI linkage differences	(24)	(77)	(5)	(21)	(57)
Depreciation and amortization	16	21	13	4	6
Adjustments with respect to equity-accounted investees	-	0	(3)	-	0
Other adjustments(1)	193	252	248	102	87

FFO according to the management approach (Adjusted EPRA Earnings)	586	627	598	165	146
Basic FFO per share according to the management approach (in NIS)	3.00	3.51	3.39	0.84	0.82

Diluted FFO per share according to the management approach (in NIS)	3.00	3.51	3.39	0.84	0.82

Number of shares used in the basic FFO per share calculation (in thousands)(2)	195,493	178,426	176,459	195,516	178,433

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	195,567	178,601	176,546	195,566	178,581

[1]	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Luzon Group in the comparative periods), and the cost of debt with respect thereto, non-recurring restructuring expenses, and internal costs (mainly salary) incurred in the leasing of properties.
[2]	Weighted average for the period.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of December 31, 2016, based on capitalization of net operating income methodology ("NOI"). The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended December 31				For the year ended December 31
	2016		2015		2016	2015
	NIS in millions
Rental income	1,208		1,225		4,801	4,809
Property operating expenses	419		421		1,607	1,613
NOI for the period	789		804		3,194	3,196
Less - minority's share in NOI	(399)		(409)		(1,634)	(1,592)
Add - Company's share in NOI of jointly controlled companies and discontinuing operations(1)	101		103		414	446

NOI for the period - the Group's proportionate share	491		498		1,974	2,050

NOI for the year - the Group's proportionate share	1,964	[2]	1,992	[2]	1,974	2,050

1)	Companies that are presented according to the equity method and discontinuing operations (EQY).

2)	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the fourth quarter of 2016:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	35,705	34,152	32,729	31,420	30,212

(*)	Calculated as the results of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of December 31, 2016, amounted to NIS 1,657 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2016, amounted to NIS 25,343 million.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging for which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA recommendations. It is clarified that such data are not audited by the Company’s independent auditors.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS’ REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of December 31
	2016	2015
	NIS in millions (other than per share data)
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	8,158	7,512
Exclusion of deferred tax liability on revaluation of investment property to fair value (net of minority's share)(1)	2,933	2,795
Fair value asset adjustment for derivatives, net (2)	(32)	34
Net asset value - EPRA NAV	11,059	10,341

EPRA NAV per share (in NIS)	56.5	52.9

EPRA NNNAV

EPRA NAV	11,059	10,341
Adjustment of financial liabilities to fair value	(860)	(1,035)
Other adjustments to deferred tax liability (3)	(1,752)	(1,689)
Fair value asset adjustment for derivatives, net	32	(34)

Adjusted net asset value - EPRA NNNAV	8,479	7,583

EPRA NNNAV per share (in NIS)	43.4	38.8

Issued share capital of the Company (in thousands) used in the calculation(4)	195,560	195,611

1.	Net of goodwill generated in business combinations against deferred tax liability.
2.	The amount represents the fair value less the intrinsic value of currency hedging transactions.
3.	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of the capital gains tax.
4.	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	General

In 2016, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 4,594 million. The effect of these investments on the operating results of the Group will be reflected in full during 2017 and thereafter.

Property activities

1)	In 2016, the Company and its subsidiaries acquired 15 income-producing properties, with a total GLA of 111 thousand square meters and land for future development, at a total cost of NIS 2,454 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 2,140 million.

2)	Property acquisition and sale

	Acquisitions			Dispositions
	No. of income producing properties	Acquisition cost of income producing properties (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of income producing properties	Proceeds(1) from the sale of properties (NIS in millions)
EQY	3	496	424	6	76
FCR	9	923	719	6	374
CTY	1	346	812	6	470
ATR	-	-	262	17	538
Brazil	2	689	145	-	-
Gazit Development	-	-	95	1	102

3)	Highlights of operational data:

	income producing	GLA (in thousands of	Average basic monthly rent per square meter				Change in same	Occupancy rate in core properties		Net debt to
	properties[2]	square meters)	31.12.2016		31.12.2015		property NOI[3]	31.12.2016	31.12.2015	total assets
EQY	123	1,525	U.S$	18.5	U.S$	17.5	4.5%	95.8%	96.0%	26.3%
FCR	158	2,294	C$	17.4	C$	16.9	1.1%	95.0%	94.8%	42.6%
CTY	58	1,318		€22.8		€22.3	(1.2)%[4]	96.2%	96.8%	46.6%
ATR	60	1,104		€12.6		€12.4	(2.3)%[5]	96.6%	96.9%	28.7%

1	Net of specific debt.
2	Includes jointly controlled properties.
3	Change in same property NOI in 2016 compared with 2015.
4	The change in same property NOI does not include the operations in Norway, which represent approximately one third of the CTY operations and were acquired in July 2015. The change in same property NOI including the operations in Norway and a jointly controlled property in Sweden is an increase of 0.7%, compared to 2015.
5	Excluding Russia, the change in same property NOI rose by 1.8% compared with 2015.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
		Total investment
		as of December	Cost for	GLA(square
	No. of	31, 2016	completion	meters in
Company	properties	(NIS in millions)	(NIS in millions)	thousands)
FCR	2	647	194	72
CTY	1	145	17	4
	3	792	211	76

	Properties under Redevelopment and Expansion
		Total investment
		as of December	Cost for	GLA (square
	No. of	31, 2016	completion	meters in
Company	properties	(NIS in millions)	(NIS in millions)	thousands)
FCR	6	1,474	259	62
EQY	8	556	345	67
CTY	2	1,101	233	62
ATR	4	182	675	21
Gazit Development	1	41	105	13
	21	3,354	1,617	225

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.2	Material events during the Reporting Period

Equity issuances

A.	For details regarding the conversion of convertible units into 11.4 million EQY shares by LIH and their sale to the public in the United States, refer to Note 9d3 to the financial statements.
B.	For details regarding equity issuances by FCR in the amount of C$ 288 million, refer to Note 9e6 to the financial statements.

Financing activity

C.	For details regarding the Company’s repurchase of debentures in an amount of NIS 88 million, refer to Notes 20b3 to the financial statements.
D.	For details regarding the early redemption of debentures by EQY in the amount of U.S. $218 million, refer to Note 9d4 to the financial statements.
E.	For details regarding an issuance of debt made by FCR in the amount of C$ 300 million, refer to Note 20c to the financial statements.
F.	For details regarding the early redemption of convertible debentures by FCR in the amount of C$ 121 million in return for the issuance of shares (50%) and cash (50%), refer to Note 21b to the financial statements.
G.	For details regarding an issuance of debt by CTY in the amount of EUR 350 million, refer to Note 20d1 to the financial statements.
H.	For details regarding a U.S.$ 360 million credit facility agreement entered into by the Company with Citibank N.A., refer to the Financing section in the Description of the Company’s Business Report.

Other events

I.	For details of EQY’s merger with REG and the effect of the merger on the financial statements of the Company, refer to Note 9d to the financial statements.
J.	For details regarding the Company’s sale of 6.5 million FCR shares for a total consideration of C$ 117 million, refer to Note 9e5 to the financial statements.
K.	On November 27, 2016, the Company announced the termination of Ms. Rachel Lavine’s service as the CEO of the Company and as a director thereof. Her replacement in this position will be Mr. Dori J. Segal, who serves as Vice Chairman of the Company’s Board of Directors. The changeover went into effect on January 19, 2017. For details regarding Mr. Dori J. Segal’s terms of employment, refer to Note 37c2 to the financial statements and Regulation 21 in the Additional Details chapter of the Company’s Periodic Report.
L.	For details regarding the sale of all Luzon Group shares, in January 2016, refer to Note 9g to the financial statements.
M.	For details regarding an agreement for the acquisition of Mr. Ronen Ashkenazi's interest in Gazit Development, refer to Note 9h to the financial statements.
N.	For details regarding a change in the corporate tax rate in Israel, refer to Note 25j4 to the financial statements.
O.	For details regarding the Company's acquisition of ATR shares in the amount of EUR 67 million, refer to Note 9c6 to the financial statements.
P.	For details regarding the Company's acquisition of CTY shares in the amount of EUR 10 million, refer to Note 9f5 to the financial statements.
Q.	On August 3, 2016, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

On November 22, 2016, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAa3’, with a stable outlook.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In March 2017, the Company announced that the quarterly dividend for the year 2017 would be NIS 0.35 per share (the total dividend to be declared for 2017 will be NIS 1.40 per share).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2017 is shown in the graph below:

*)	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2017 is applied as stated above.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.4	Financial Position

Current assets

Current assets, as of December 31, 2016, total NIS 23.6 billion, compared with NIS 4.6 billion as of December 31, 2015. The increase in current assets is primarily due to the classification of EQY’s assets in an amount of NIS 20.5 billion as discontinuing operations, as a result of EQY entering into a merger agreement, in November 2016, with REG – refer also to Note 9d to the financial statements. The aforesaid increase was offset, primarily, by a decrease in cash reserves, which have been used in the Group’s operating activities (including the repayment of interest-bearing liabilities to financial institutions and others) and to the sale of the shares of Luzon Group and the discontinuance of its consolidation in the financial statements (Luzon Group had held inventory of buildings and apartments for sale in an amount of NIS 0.5 billion).

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 2,097 thousand as of December 31, 2016, compared with NIS 2,996 thousand as of December 31, 2015. The decrease in the balance of equity-accounted investees is due mainly to the sale of the shares of Luzon Group, which had invested in Dorad Energy Ltd. and in Ronson Europe N.V., to the classification of an investment in EQY’s associates as discontinuing operations and also to the acquisition of the partner in an associate that owned a property under development in Finland. The balance of this item as of December 31, 2016 comprises mainly investments in investment property, in FCR's, CTY's and ATR's books, made through joint ventures.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) signed with some of the banks in connection with the collateral with respect to the value of the financial derivatives. As of December 31, 2016, the aforesaid balance of financial derivatives amounted to NIS 516 million, compared with NIS 702 million as of December 31, 2015. The decrease is mainly due proceeds received with respect to CSA agreements signed during the year and also to account settlement proceeds with respect to the aforementioned swap transactions.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale and EQY’s assets that are presented as discontinuing operations, which are presented under current assets), as of December 31, 2016, amounted to NIS 78.7 billion, compared with NIS 74.0 billion as of December 31, 2015.

The increase in these balances in the Reporting Period is due mainly to the acquisition of investment property and land for future development, the development of new properties and redevelopment and expansions of existing properties and net of property disposals in the net amount of NIS 3.1 billion and to a fair value gain from investment property and investment property under development in the net amount of NIS 2.1 billion (including a fair value gain from EQY’s properties that are presented as discontinuing operations). The aforesaid increase was offset by the change in foreign currency exchange rates (primarily due to the devaluation of the U.S. Dollar and the Euro against the New Israeli Shekel) amounting to NIS 1.0 billion.

Presented below are the average Cap rates (%) implied in the investment property valuations in the main regions in which the Group operates:

	USA	Canada	Northern Europe	Central and Eastern Europe	Israel
December 31, 2015	0.0	5.5	5.5	7.0	7.0
December 31, 2014	5.8	5.7	5.7	7.3	7.2

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Intangible assets, net

Intangible assets, net, as of December 31, 2016, totaled NIS 815 million, compared with NIS 900 million as of December 31, 2015. The intangible assets mainly consist of goodwill of NIS 702 million that arose from the acquisition of the properties in Norway by CTY. The decrease in intangible assets is due mainly to the reclassification of goodwill with respect to EQY, in an amount of NIS 53 million, as discontinuing operations and an NIS 18 million impairment of the goodwill on the assets in Norway, as a result of the reduction in the tax rate in Norway.

Current liabilities

Current liabilities, as of December 31, 2016, totaled NIS 13.2 billion, compared with NIS 6.2 billion as of December 31, 2015. The balance is comprised primarily of liabilities with respect to discontinuing operations (EQY), in the amount of NIS 7.0 billion, and current maturities of non-current liabilities in the amount of NIS 3.0 billion, compared with NIS 2.3 billion as of December 31, 2015.

As of December 31, 2016, the Group had a positive working capital balance of NIS 10.4 billion and, after excluding assets and liabilities of discontinuing operations, a negative working capital balance of NIS 3.0 billion. The Group’s current assets (including discontinuing operations) of NIS 23.6 billion, its approved unutilized long-term credit facilities of NIS 10.2 billion, as well as the cash flows provided by the Group’s operating activities, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of December 31, 2016 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of December 31, 2016, totaled NIS 39.9 billion, compared with NIS 47.0 billion as of December 31, 2015. The decrease in non-current liabilities is mainly due to the reclassification to current liabilities of non-current liabilities amounting to NIS 6.7 billion, with respect to discontinuing operations (EQY), and to the early repayment of convertible debentures amounting to C$ 121 million by FCR (50% in cash and 50% in FCR shares). Moreover, in 2016, Group companies issued debentures in the amount of NIS 3.1 billion, for use in the Group's operating activities (including for the repayment of interest-bearing liabilities to financial institutions and to others).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of December 31, 2016, amounted to NIS 8,158 million, compared with NIS 7,512 million as of December 31, 2015. The increase is mainly due to the income attributable of the equity holders of the Company amounting to NIS 787 million and to an increase of NIS 154 million in capital reserves. The aforesaid increase was offset by a dividend declared and paid in the amount of NIS 295 million.

The equity per share attributable to the equity holders of the Company as of December 31, 2016 totaled NIS 41.7 per share, compared with NIS 38.4 per share as of December 31, 2015, after a dividend distribution of NIS 1.51 per share in 2016.

Non-controlling interests

Non-controlling interests, as of December 31, 2016, amounted to NIS 25.6 billion, compared with NIS 23.5 billion as of December 31, 2015. The balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 65.7% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 63.6% of FCR’s equity; the interests of CTY’s other shareholders at a rate of 56.1% of CTY’s equity; and also the interests of ATR's other shareholders at a rate of 40.5% of ATR's equity.

The increase in non-controlling interests in 2016 is mainly due to the interests of the other shareholders in the comprehensive income of subsidiaries in the amount of NIS 2.0 billion, to the issuance of equity by subsidiaries in the amount of NIS 1.6 billion and to the sale of FCR shares in the amount of NIS 0.3 billion. The aforesaid increase was offset by the share of the non-controlling interests in the dividends distributed by the subsidiaries amounting to NIS 1.3 billion and by the acquisition of non-controlling interests by Group companies amounting to NIS 0.5 billion.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 50.1% as of December 31, 2016 compared with 51.3% as of December 31, 2015.

3.5	Results of Operations

A.	Results of operations for the years 2014-2016 are as follows:

	For the year ended December 31
	2016	(* 2015	(* 2014

	NIS in millions (except for per share data)

Rental income	4,801	4,809	3,725
Property operating expenses	1,607	1,613	1,269

Net operating rental income	3,194	3,196	2,456

Fair value gain (loss) from investment property and investment property under	885	(372)	400
General and administrative expenses	(542)	(568)	(386)
Other income	37	27	52
Other expenses	(236)	(795)	(57)
Company's share in earnings of equity-accounted investees, net	142	164	3

Operating income	3,480	1,652	2,468

Finance expenses	(1,600)	(1,586)	(1,835)
Finance income	325	849	144

Income before taxes on income	2,205	915	777
Taxes on income (tax benefit)	434	(79)	282

Net income from continuing operations	1,771	994	495
Net income from discontinuing operations, net	1,409	1,312	588

Net income	3,180	2,306	1,083

Attributable to:

Equity holders of the Company	787	620	73
Non-controlling interests	2,393	1,686	1,010

	3,180	2,306	1,083

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings (loss) from continuing operations	2.70	1.36	(0.70)

Basic net earnings from discontinuing operations	1.33	2.11	1.11

Total basic net earnings	4.03	3.47	0.41

Diluted net earnings (loss) from continuing operations	2.63	1.35	(0.72)
Diluted net earnings from discontinuing operations	1.33	2.10	1.11
Total diluted net earnings	3.96	3.45	0.39

*)	Reclassified, refer to Note 2ff to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Comprehensive income statements for the years 2014-2016 are as follows:

	For the year ended December 31
	2016	(* 2015	(* 2014
	NIS in millions

Net income	3,180	2,306	1,083

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit and loss:

Exchange differences on translation of foreign operations	(582)	(3,789)	754
Net gains (losses) on cash flow hedges	43	(25)	51
Net gains (losses) on available-for-sale financial assets	80	(66)	36
Realization of capital reserves on sale of prevously consolidated subsidiary	51	-	-
Realization of capital reserves with respect to company accounted for using the equity method	-	452	-

Total other comprehensive income (loss) from continuing operations	(408)	(3,428)	841
Total other comprehensive income (loss) from discontinuing operations, net	(39)	(45)	389

Total other comprehensive income (loss)	(447)	(3,473)	1,230

Total comprehensive income (loss)	2,733	(1,167)	2,313

Attributable to:
Equity holders of the Company	736	(901)	445
Non-controlling interests	1,997	(266)	1,868

	2,733	(1,167)	2,313

*)	Reclassified, refer to Note 2ff to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Analysis of results of operations for the 2016

Rental income

Rental income decreased by 0.2% to NIS 4,801 million in 2016, compared with NIS 4,809 million in 2015. The decrease is due mainly to the decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel and to the sale of properties in 2015 and 2016. The aforesaid decrease was offset by the initial operation of properties whose development was completed, by the operation of additional properties acquired in 2015 and 2016 and by growth in income from existing properties.

Assuming the average exchange rates of 2015, the rental income in 2016 would have increased by 2.8% compared with 2015.

Property operating expenses

Property operating expenses totaled NIS 1,607 million in 2016, representing 33.5% of total rental income, compared with NIS 1,613 million, representing 33.5% of total rental income, in 2015.

Net operating rental income (NOI)

Net operating rental income decreased by 0.1% to NIS 3,194 million in 2015 (66.5% of rental income), compared with NIS 3,196 million (66.5% of rental income) in 2015. The changes in net operating rental income are due to the same reasons described in the “Rental income” section, referred to above.

Assuming the average exchange rates of 2015, the net operating rental income in 2016 would have increased by 2.8% compared with 2015.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in 2016, a fair value gain on its properties in a gross amount of NIS 885 million, compared with a loss of NIS 372 million, in 2015. The fair value gain from investment property, in 2016, derives mainly from FCR and CTY and is due to a moderate cap compression.

General and administrative expenses

General and administrative expenses totaled NIS 542 million (11.3% of total revenues) in 2016, compared with NIS 568 million 11.8% of total revenues in 2015. The decrease in general and administrative expenses is mainly due to acquisition costs with respect to the acquisition of properties in Norway by CTY, in July 2015, as well as to a decrease in payroll expenses at FCR as a result of a restructuring that took place in the third quarter of 2015.

The aforementioned amounts include general and administrative expenses at the level of the Company and its wholly-owned private (corporate) companies that were included in its FFO calculation (excluding general and administrative expenses of the private operating subsidiaries), which amounted to NIS 99 million in 2016.

Other expenses

Other expenses amounted to NIS 236 million in 2016, compared with NIS 795 million in 2015, and were due mainly to a provision in the amount of NIS 163 million for a lawsuit at ATR (refer to Note 26d2 to the financial statements) and to an NIS 18 million impairment of the goodwill that was created on CTY’s acquisition of the assets in Norway, as a result of the reduction in the tax rate in Norway. In 2015, Other expenses included a net loss on gaining control of ATR in the amount of NIS 14 million, the reclassification to the statement of income of capital reserves (mainly from translation differences on foreign operations) that had accumulated with respect to the investment in ATR and were previously recognized as other comprehensive loss, in the amount of NIS 452 million, against a credit to capital reserves, the capital loss on the disposal of properties (including selling costs) in the amount of NIS 111 million, restructuring expenses at FCR in the amount of NIS 39 million, a provision for legal proceedings and legal expenses at ATR in the amount of NIS 109 million, and an NIS 39 million impairment of the goodwill that was created on the acquisition of the assets in Norway.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Company’s share in earnings of equity-accounted investees, net

In 2016, this line item amounted to earnings of NIS 142 million, (earnings of NIS 164 million were recorded in 2015) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, FCR and ATR.

Finance expenses

Finance expenses amounted to NIS 1,600 million in 2016, compared with NIS 1,586 million in 2015. The increase in the finance expenses in 2016, compared with 2015, is due mainly to gains on the revaluation of CPI-linked liabilities, which amounted to NIS 25 million in 2016, compared with NIS 77 million in 2015.

In 2016, the finance expenses reflect average nominal annual interest of 4.0% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.3% in 2015. The decrease in the nominal interest is due mainly to the raising of long-term debt in 2016 at lower interest than the debt repaid in the same period.

Finance income

Finance income totaled NIS 325 million in 2016, compared with NIS 849 million in 2015. Finance income in 2016 mainly comprises income of NIS 157 million from the gain on realization of securities (primarily shares of BR Malls in Brazil) and from dividends (in 2015 – income of NIS 52 million), a NIS 45 million gain on the revaluation of derivatives (primarily with respect to currency swap hedging transactions) (in 2015 – a NIS 699 million gain on the revaluation of derivatives) and interest income of NIS 118 million (in 2015 – income of NIS 94 million).

Taxes on income

Taxes on income totaled NIS 434 million in 2016, compared with tax benefit of NIS 79 million in 2015. Taxes on income in 2016 consist primarily of deferred tax expenses of NIS 378 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties, and from the change in the tax rates in Israel and Norway (in 2015 – deferred tax income of NIS 257 million that was also due to structural changes at subsidiaries and tax losses). In 2016, the Group companies recorded current tax expenses in an amount of NIS 35 million, compared with current tax expenses of NIS 78 million in 2015, which included current tax income of NIS 73 million that was recorded against tax expenses carried directly to capital reserves. In addition, tax expenses of NIS 21 million were recognized by Group companies in 2016 with respect to prior years, compared with NIS 34 million in 2015.

Income from discontinued operations, net

Income from discontinuing operations, net, includes the operating results of EQY following the merger agreement with REG (refer to Note 9d to the financial statements) and of Luzon Group in the comparative periods as a result of Gazit Development selling the shares of Luzon Group in January 2016. In 2016, this line item includes a loss of NIS 230 million (of which the Company’s share is NIS 195 million), which consists mainly of a net loss from impairment of capital notes and loans, from the realization of capital reserves from translation of foreign operations and from the sale of Luzon Group shares.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

C.	Result of operations for 2016, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	(*2015	(* 2016	(* 2016	(* 2016	2016	2016
	NIS in millions

Rental income	1,225	1,192	1,212	1,189	1,208	4,801

Property operating expenses	421	406	397	385	419	1,607

Net operating rental income	804	786	815	804	789	3,194

Fair value gain (loss) from investment property and investment property under development, net	(224)	174	428	113	170	885
General and administrative expenses	(126)	(137)	(145)	(124)	(136)	(542)
Other income	7	7	29	-	2	37
Other expenses	(169)	(18)	(34)	(24)	(161)	(236)
Company’s share in earnings of equity- accounted investees, net	68	32	48	9	53	142
Operating income	360	844	1,141	778	717	3,480

Finance expenses	(351)	(653)	(528)	(423)	(387)	(1,600)
Finance income	133	59	34	311	312	325

Income before taxes on income	142	250	647	666	642	2,205
Taxes on income (tax benefit)	(14)	72	151	77	134	434

Net income from continuing operations	156	178	496	589	508	1,771
Net income from discontinuing operations, net	524	(20)	285	280	864	1,409
Net income	680	158	781	869	1,372	3,180

Attributable to:
Equity holders of the Company	206	(278)	97	381	587	787
Non-controlling interests	474	436	684	488	785	2,393

	680	158	781	869	1,372	3,180

*)	Reclassified, refer to Note 2ff to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The comprehensive income for 2016, by quarter, are as follows:

	Q4	Q1	Q2	Q3	Q4	Total
	(*2015	(* 2016	(* 2016	(* 2016	2016	2016
	NIS in millions
Net income	680	158	781	869	1,372	3,180
Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit and loss:
Exchange differences on translation of foreign operations	(1,044)	255	625	(1,015)	(447)	(582)

Gains (losses) on cash flow hedges	12	(48)	6	28	57	43

Gains (losses) on available-for-sale financial assets	13	106	28	(27)	(27)	80

Realization of capital reserves on sale of shares of previously consolidated subsidiary	-	51	-	-	-	51

Total other comprehensive income (loss) from continuing operations	(1,019)	364	659	(1,014)	(417)	(408)
Total other comprehensive income (loss) from discontinuing operations, net	(11)	(90)	35	(26)	42	(39)

Total other comprehensive income (loss)	(1,030)	274	694	(1,040)	(375)	(447)

Total comprehensive income (loss)	(350)	432	1,475	(171)	997	2,733

Attributable to:

Equity holders of the Company	(218)	(20)	469	(52)	339	736
Non-controlling interests	(132)	452	1,006	(119)	658	1,997

	(350)	432	1,475	(171)	997	2,733

*)	Reclassified, refer to Note 2ff to the financial statements.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

D.	Analysis of results of operations for the fourth quarter of 2016

Rental income

Rental income decreased by 1.4% to NIS 1,208 million in the fourth quarter of 2016, compared with NIS 1,225 million in the corresponding quarter last year. The decrease is due mainly to the decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and to the sale of properties during the last 12 months. The aforesaid decrease was offset by the initial operation of properties whose development was completed, by the operation of additional properties acquired during the last 12 months and by growth in income from existing properties.

Assuming the average exchange rates of the corresponding period last year, the rental income in the Quarter would have increased by 0.1% compared with the corresponding period last year.

Property operating expenses

Property operating expenses totaled NIS 419 million in the fourth quarter of 2016, representing 34.7% of total rental income, compared with NIS 421 million, representing 34.4% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income decreased by 1.9% to NIS 789 million in the fourth quarter of 2016 (65.3% of rental income), compared with NIS 804 million (65.6% of rental income) in the corresponding quarter last year. The decrease in net operating rental income is due to the same reasons described in the “Rental income” section, referred to above.

Assuming the average exchange rates of the corresponding period last year, the net operating rental income in the Quarter would have decreased by 0.6% compared with the corresponding quarter last year

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the fourth quarter of 2016, a fair value gain on its properties in a gross amount of NIS 170 million, compared with a loss of NIS 224 million, in the corresponding quarter last year. The gain from investment property and investment property under development in the fourth quarter of 2016 derives mainly from Brazil and is due primarily to cap compression.

General and administrative expenses

General and administrative expenses totaled NIS 136 million (11.3% of total revenues) in the fourth quarter of 2016, compared with NIS 126 million (10.3% of total revenues) in the corresponding quarter last year.

Other expenses

Other expenses amounted to NIS 161 million in the fourth quarter of 2016, compared with NIS 169 million in the corresponding quarter last year, and were due mainly to a provision a lawsuit at ATR in the amount of NIS 133 million (in the corresponding quarter last year – NIS 109 million) (refer to Note 26d2 to the financial statements) and an NIS 18 million impairment of the goodwill that was created on the acquisition of the assets in Norway (in the corresponding quarter last year – NIS 39 million).

Company’s share in earnings of equity-accounted investees, net

In the fourth quarter of 2016, this line item amounted to earnings of NIS 53 million (earnings of NIS 68 million in the corresponding quarter last year) and is comprised mainly of the Company’s share in the earnings of the equity-accounted investees of CTY, FCR and ATR.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Finance expenses

Finance expenses amounted to NIS 387 million in the fourth quarter of 2016, compared with NIS 351 million in the corresponding quarter last year. The increase in the finance expenses is due mainly to gains on the revaluation of CPI-linked liabilities, which amounted to NIS 22 million in the fourth quarter of 2016, compared with NIS 59 million in the corresponding quarter last year.

In the fourth quarter of 2016, the finance expenses reflect average nominal annual interest of 3.8% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.1% in the corresponding quarter last year. The decrease in the nominal interest is due mainly to the raising of long-term debt in the last 12 months at lower interest than the debt repaid in the same period.

Finance income

Finance income totaled NIS 312 million in the fourth quarter of 2016, compared with NIS 133 million in the corresponding quarter last year. Finance income in the Quarter mainly comprise a NIS 213 million gain on the revaluation of financial derivatives (in the corresponding quarter last year – a gain of NIS 107 million), interest income of NIS 41 million (in the corresponding quarter last year – income of NIS 27 million) and income of NIS 52 million from the gain on realization of securities (primarily shares of BRMalls in Brazil) and from dividends (in the corresponding quarter last year – income of NIS 2 million).

Taxes on income

Taxes on income totaled NIS 134 million in the Quarter, compared with tax benefits of NIS 14 million in the corresponding quarter last year. Taxes on income in the Quarter comprise deferred tax expenses of NIS 126 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties, and from the change in the tax rates in Israel and Norway (in the corresponding quarter last year – tax benefits of NIS 12 million that was also due to structural changes at subsidiaries and tax losses). Moreover, in the fourth quarter of 2016, the Group companies recorded tax expenses with respect to prior years, in an amount of NIS 8 million, compared with tax income with respect to prior years, in an amount of NIS 2 millions in the corresponding quarter last year.

Income (loss) from discontinuing operations, net

Income from discontinuing operations, net, includes the operating results of EQY in the fourth quarter of 2016 following EQY having entered into a merger agreement with REG (refer to Note 9d to the financial statements) and, in the corresponding quarter last year, also the operating results of Luzon Group as a result of Gazit Development selling the shares of Luzon Group in January 2016.

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3.6	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties (which are used primarily for the payment of dividends) and also credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity which are used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 1.8 billion as of December 31, 2016, and NIS 2.4 billion at the end of 2015. In addition, as of December 31, 2016, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown of NIS 10.2 billion, compared with NIS 8.1 billion as of December 31, 2015.

As of December 31, 2016, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 12.1 billion (of which NIS 3.2 billion is at the Company and wholly-owned subsidiaries).

As of December 31, 2016, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 65.1 billion (82.7% of the total investment property and investment property under development).

As of December 31, 2016, according to its consolidated financial statements, the Company had positive working capital of NIS 10.4 billion and, after excluding assets and liabilities of discontinuing operations, a negative working capital balance of NIS 3.0 billion. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including wholly-owned subsidiaries), approved1 long-term credit facilities, which are available for immediate drawdown, amounting to NIS 10.2 billion and NIS 2.2 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit subject to complying with the terms prescribed in the agreements and with respect to which the Group companies pay various commissions, including a credit allocation fee.

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3.7	Cash flows

Cash flows from operating activities in 2016 totaled NIS 1,909 million, compared with NIS 1,514 million in 2015. The cash flows from operating activities were used primarily for the payment of dividends by the Group companies in an amount of NIS 1,555 million.

In 2016, the activities of the Company and its subsidiaries were funded by means of the issuance of equity in an amount of NIS 1,348 million, by means of the issuance of debentures in a net amount of NIS 1,276 million, and by means of the sale of shares in investee companies in a net amount of NIS 39 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 3,129 million, for the repayment of loans and credit facilities in a net amount of NIS 122 million, and for investments in financial assets in a net amount of NIS 122 million.

3.8	Repurchase Program

A.	On March 30, 2016, the Company’s Board of Directors resolved to adopt a program for the repurchase of Company debentures (in place of the previous program) in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2017, but, as described below, it has been replaces by a new program. Acquisitions were to be made under the program from time to time and at the discretion of the Company’s management. Until publication of this report, the Company had repurchased debentures in an amount of NIS 10 million under the aforesaid program.

On March 26, 2017, the Company’s Board of Directors resolved to adopt a new program for the repurchase of Company debentures in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is be in effect until March 31, 2018. Acquisitions are to be made under the program from time to time and at the discretion of the Company’s management.

B.	On March 26, 2017, the Company’s Board of Directors resolved to adopt a program for the repurchase of Company shares in an amount of up to NIS 150 million. The program is in effect until March 31, 2018. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings).

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the Company’s CEO and its Executive Vice President and CFO (for related details, refer to Regulations 26 and 26a in the "Additional Details about the Company" chapter).

4.2.	For details regarding the market risks to which the Company is exposed, refer to Note 36a to the financial statements.

The Company defines the following risks as material: liquidity risk, currency risk, interest and CPI risk, fair value risk and credit risks. For details and further explanations, refer to this section and to Note 36a to the financial statements. The control and management of the financial and operational risks is performed based on a uniform methodology at the level of the Company and wholly-owned subsidiaries:

a.	Liquidity risks: The Company has a policy of maintaining a high level of liquidity at all times and in accordance with the Company’s needs, so as to enable it to take advantage of business opportunities in its fields of operation, even during times of crisis in the equity and debt markets, both in Israel and overseas. The Company engages in cash management on an ongoing basis and also prepares cash flow forecasts and conducts stress testing in order to identify possible liquidity risks and the Company’s sensitivity to such risks. The Company has a policy of maintaining a significant scope of credit facilities with financial institutions while striving to diversity its sources of finance, while placing emphasis on entering equity and debt markets around the world, so as to reduce the risk of being unable to raise new sources at the time of the various maturities.

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b.	Currency risks: The Company habitually maintains a high correlation between the mix of its assets in the various functional currencies and the exposure of its equity to those currencies, by conducting occasional hedging transactions to manage the currency exposure. Management regularly evaluates the currency linkage bases report and takes appropriate action in accordance with exchange rate fluctuations, For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of December 31, 2016, refer to the table attached as Appendix A of the Directors’ Report.

c.	Interest and inflation risks: The Company has liabilities in CPI-linked NIS and thus has an exposure to changes in the rate of inflation. The Company routinely conducts linkage basis swap transactions in relation to most of the CPI-linked liabilities, replacing the CPI linkage with fixed interest. So as to mitigate the risks arising as a result of interest rate changes. The Company elects to raise debt with a long-term maturity, balancing the spread of the repayments over the debt period.

d.	Fair value risk: The Company has an exposure with respect to changes in the value of financial instruments into which it has entered, which will impact on the Company’s profit and loss or on its equity. The Company’s policy is to enter into financial instruments solely for hedging purposes.

e.	Credit risks: As of December 31, 2016, the overall fair value of the Company’s portfolio of financial derivatives is positive in favor of the Company; it is thus exposed to the risk that the counterparty might not meet its obligations to the Company. The Company’s policy is to perform transactions in financial derivatives with financially-sound financial institutions (according to external credit ratings). In addition, most of the transaction are done under CSA (Credit Support Annex) agreements, within the framework of which accounts are settled weekly and cash is provided as collateral in order to reduce the exposure to credit risks. As of December 31, 2016, the Company has NIS 277 million that constitutes collateral.

During 2016, no changes occurred in the Company’s market risks management policy.

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4.3.	As to the reports on linkage bases and the derivatives portfolio, refer to Note 36 to the financial statements. As to the sensitivity analysis, refer to Appendix C of the Directors’ Report.

Changes in foreign currency exchange rates – From January 1, 2016 through December 31, 2016, the New Israeli Shekel appreciated against the U.S. Dollar and the Euro by 1.5% and 4.8%, respectively, and devalued against the Canadian Dollar and the Brazilian Real by 1.3% and 20.6%, respectively. With regard to the effect of exchange rates changes on the Company’s equity, as of December 31, 2016, refer to Appendix A of the Director's Report and to Note 36e to the financial statements. In addition, from December 31, 2016 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against U.S.dollars, the Canadian dollar, the Euro and the Brazilian Real by 5.2%, 4.3%, 2.7% and 1.9%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index From January 1, 2016 through December 31, 2016, the (known) consumer price index fell by 0.3%. As to the effect of changes in the consumer price index on the equity of the Company as of December 31, 2016, refer to Note 36e to the financial statements. In addition, from December 31, 2016 until immediately prior to the date of approval of this report, the (known) consumer price index fell by 0.2%.

4.5.	Inspection methods and policy implementation:

The persons responsible for market risk management examine the need to update the Company’s actions with regard to market risk management, and the Company’s management discusses major issues relating to market risk management. The Board of Directors approves major aspects of market risk management policy once a quarter in the Directors’ Report (and, in the same manner, future changes, if any, in the policy on this topic will require the approval of the Board of Directors). Moreover, from time to time, the directors hold separate meetings at which the Company’s market risks in their entirety and how to mitigate them are discussed.

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4.6.	During the period from January 1, 2016 through the date of approval of the financial statements, the individuals responsible for reporting and managing the Company’s market risks (the Company’s CEO and its Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2015, March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016 were approved, and at meetings on March 17, 2016 and June 9, 2016.

As of December 31, 20161 and December 31, 2015, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

December 31, 2016

December 31, 2015

1 Refer also to Appendix A of the Directors’ Report.

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5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management.

In 2016, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Group operates. The majority of the social investment was directed to the education field, as described below:

A.	Initiative for “Supporting the South” – 2016 was the fourth operating year of “Supporting the South”.

During the year, the Company invested NIS 6.7 million in this initiative that actively supports the education systems of periphery towns in the Negev, among them: Mitzpe Ramon, Yeruham, Dimona, Ofakim, Netivot, Sderot, Rahat, Kiryat Gat, Kiryat Malakhi and Arad. Within this framework, the Company assisted in funding the operation of youth centers, awarded scholarships to students, and provided support to elementary and high schools, as well as to several nursery schools and preschool centers.

In 2016, the Company bolstered and expanded the “Quantum Leap” model for the education system in peripheral towns. As part of this, the Company continued to lead the “Yeruham – City of Education” initiative, through which a comprehensive community program is being implemented whose aim is to bring about a quantum leap in the Yeruham education system. In 2016, the Company significantly expanded its activities in that town, in Kiryat Malakhi and in Mitzpe Ramon.

The support for the education systems was provided in cooperation with the southern administrative district of the Ministry of Education, the local authorities and professional bodies. In addition, the Company has undertaken to support educational projects within the framework of this initiative, in an additional amount of NIS 4 million, until the end of the 2016/2017 school year (August 2017). As of the report publication date, some of the said support has been provided in practice.

B.	The Gazit-Globe Real Estate Institute – The Company has established and supports a real estate research institute at the Interdisciplinary Center (IDC) Herzliya, Israel.

In 2016, the Institute held academic conventions and professional forums, as well as holding an academic convention with the Urban Land Institute (ULI), an international research establishment. The Gazit-Globe Real Estate Institute has continued publishing a quarterly index which determines the rate of increase in housing prices, has supported academic research and has started an advanced real estate management course. In 2016, the Institute assisted in the launch of a specialized MBA studies track in real estate management and a clinic was opened for housing rights and urban development. Prof. Yair Orgler, an external director of the Company, serves as a member of the Institute’s consultation committee on behalf of the Company.

The Company has undertook to donate a total amount of U.S.$ 1.25 million in the years 2017 through 2021 to the Interdisciplinary Center for the Gazit-Globe Real Estate Institute.

C.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers, and the environment. In the Reporting Period, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled”, the “Larger than Life” association that helps children with cancer and many other organizations. In addition, the Company supported summer camps for children and teenagers from families who cannot afford the cost, at organizations such as “House of Wheels”, and distributed food packages at the Jewish New Year and at Passover. In 2016, the Company expanded its support in providing assistance to Holocaust survivors.

D.	In addition to the donations, Company employees take part in voluntary activities, through “Etgarim”, “Larger than Life”, “the Jaffa Institute”, and other programs. In 2016, all the Company’s employees carried out voluntary activities.

In 2016, the Group’s donations amounted to NIS 9.5 million.

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5.2.	Disclosure Concerning the Company’s Internal Auditor

The Company’s internal auditor:

On October 31, 2012, Mr. Izchak Naftalin began to serve as the Company’s internal auditor. Mr. Naftalin holds a Bachelor’s degree in Business Administration and is a partner of Fahn Kanne Control Management Ltd.

Is the internal auditor an employee of the Company or a person who provides internal audit services on behalf of an outside party:

The internal auditor provides internal audit services within the framework of an outside service provider, through the company Fahn Kanne Control Management Ltd.

Legal requirements met by the internal auditors:

The internal auditor meets the requirements of Section 146(b) of the Companies Law and Section 8 of the Internal Audit Law.

Holding of securities of the Company or of a related entity:

As of the date of this report, neither the internal auditor nor any of his employees held securities of the Company or of any related entity.

The internal auditor’s relationship with the Company or with a related entity:

The internal auditor also serves as the internal auditor of Norstar Holdings, Inc., the controlling shareholder of the Company, although, in the opinion of the Company and the internal auditor, this does not give rise to a conflict of interests with his role as internal auditor of the Company.

Other duties of the internal auditor within the Company:

Apart from his duties as the internal auditor of the Company, the internal auditor is not otherwise engaged by the Company and does not provide it with any other services.

Other duties of the internal auditor outside the Company:

The internal auditor serves as a partner of the firm of Fahn Kanne Control Management Ltd., which provides internal audit services, internal control services, etc. to companies and various other bodies.

Method of the internal auditor’s appointment:

Mr. Naftalin was appointed as the Company’s internal auditor pursuant to a resolution of the Company’s Board of Directors dated October 30, 2012 (in accordance with the recommendation of the Company’s Audit Committee dated October 28, 2012).

Identity of the person to whom the internal auditor reports within the organization:

Within the organization, the internal auditor reports to the CEO of the Company.

The internal auditor’s work program:

The internal auditor’s annual work program for 2016 is based on a risks survey that was carried out in November 2015. The program took into account the subjects examined and expected to be examined over the years in accordance with a three-year program. The program was determined in coordination with the Audit Committee of the Board of Directors and the Company’s management. The work program was discussed and approved by the Audit Committee.

The annual audit program reflects the activities of the private companies that are owned by the Company, in Israel and overseas, and the order of priorities for the subjects according to their importance and urgency, as determined by the Audit Committee on the recommendation of the internal auditor. The work program may be altered with the approval of the Audit Committee.

Examination of the Company’s material transactions during 2016 by the internal auditor:

In the reporting year, the internal auditor conducted an examination of material transactions, including transactions with interested parties and controlling shareholders, as defined in the Companies Law.

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Overseas audit and audit of investees:

Private subsidiaries – The audit reports also relate to the Company’s private subsidiaries, both in Israel and overseas. In 2016, the internal auditor conducted an audit of the activities of the following private companies – Gazit Development, Gazit Germany and Gazit Brazil, this being in accordance with the work program approved by the Company’s Audit Committee

Public subsidiaries – With regard to the audit of the Company’s public subsidiaries that are listed overseas, such entities are subject to the restrictions of the law to which they are subject. With regard to the internal audit activity at EQY (in the United States), FCR (in Canada) and CTY and ATR (in Europe), other internal auditors function at these companies. The internal auditors at these companies operate in accordance with a work program determined for them by the relevant authorized organs of the companies and also work in conformity with professional international internal auditing standards.

Scope of the internal auditor’s engagement:

The scope of the internal auditor’s engagement varies in accordance with the annual audit program. In 2016, 2,690 hours were spent on audit work activity, in accordance with the breakdown presented in the table below.

Work hours
Internal audit in Israel	1,990 hours
Internal audit of the Company’s overseas private subsidiaries	700 hours
Total	2,690 hours

The number of the auditor’s work hours was set at 2,690 hours, based on the audit subjects that were determined for examination in 2016, compared with 2,400 internal audit hours in 2015. It should be noted that the scope of the internal auditor’s engagement is flexible, meaning that, as 2016 progressed and as the various audit reports were discussed, the Audit Committee was empowered to permit the internal auditor to increase the number of audit hours that had been decided upon at the outset in the annual audit program.

The professional standards in accordance with which the internal auditor performs his audit:

The audit is performed in conformity with professional international standards generally accepted for internal audit. To the best of the Company’s knowledge, the internal auditor has complied with the requirements prescribed in the aforesaid standards.

Freedom of access for the internal auditor:

With regard to the information and documents of the Company and the Company’s private subsidiaries in Israel and overseas, the internal auditor is given free access to all IT systems of the aforesaid companies, including financial data.

Reports of the internal auditor:

a.	In March 2016, the internal auditor submitted an audit report on the subject: “Cross-Organizational Signatory Rights” at the Company.

b.	In March 2016, the internal auditor submitted an audit report on the subject: “Activities with Banks” at the Company.

c.	In March 2016, the internal auditor submitted an audit report on the subject: “Cash Flows” at the Company.

d.	In May 2016, the internal auditor submitted an audit report on the subject: “Transactions with Interested Parties and Material Transactions” at the Company.

e.	In May 2016, the internal auditor submitted an audit report on the subject: “Internal Enforcement” at the Company.

f.	In May 2016, the internal auditor submitted an audit report on the subject: “Populating and Engaging with New Tenants – G Yavne Project” at Gazit Development.

g.	In May 2016, the internal auditor submitted an audit report on the subject: “Ongoing Management of Properties and Collections” at Gazit Brazil.

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h.	In August 2016, the internal auditor submitted an audit report on the subject: “Information Security” at the Company.

i.	In August 2016, the internal auditor submitted an audit report on the subject: “Supervision of Subsidiaries” at the Company.

j.	In August 2016, the internal auditor submitted an audit report on the subject: “The Company Budget” at Gazit Development.

k.	In November 2016, the internal auditor submitted an audit report on the subject: “Expense Reimbursements for Officers and Executives” at the Company.

l.	In November 2016, the internal auditor submitted an audit report on the subject: “Payment Management and Security” at the Company.

m.	In November 2016, the internal auditor submitted an audit report on the subject: “Examination of Proper Use of the Company Plane” at the Company.

n.	In November 2016, the internal auditor submitted an audit report on the subject: “Ongoing Management of Properties and Collections” at Gazit Germany.

o.	In January 2017, the internal auditor submitted an audit report on the subject: “Control Risks Study - Update” at the Company.

p.	In January 2017, the internal auditor submitted an audit report on the subject: “Data Management, Improvement and Safeguarding” at Gazit Development.

q.	In January 2017, the internal auditor submitted an audit report on the subject: “Preparation of Financial Statements” at Gazit Brazil.

r.	In January 2017, the internal auditor submitted an audit report on the subject: “Development Project Management (Partial – Renovations)” at Gazit Brazil.

s.	In January 2017, the internal auditor submitted an audit report on the subject: “Monitoring the Implementation of Recommendations in Previous Reports” at the Company, at Gazit Development, at Gazit Germany, and at Gazit Brazil.

The Audit Committee discussed the reports referred to above during the course of its meetings on March 22, 2016, May 23, 2016, August 18, 2016, November 20, 2016, and January 19, 2017.

Opinion of the Company’s Board of Directors concerning the internal auditor’s activities:

In the opinion of the Company’s Board of Directors, the scope, nature, continuity of the internal auditor’s activities and his work program are reasonable in light of prevailing circumstances and are sufficient to attain the internal audit objectives of the Company.

Remuneration of the internal auditor:

The internal auditor’s fees are determined based on the number of work hours actually invested in performing his assignments, within the framework of a budget approved in advance by the Company’s Audit Committee. In the Company’s opinion, the payment of such remuneration does not influence the professional judgment exercised by the internal auditor.

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5.3.	Professional Fees of the Independent Auditors

Independent auditors of the Company: Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global).

The professional fees of the independent auditors that audit the financial statements of the Company and the Company’s subsidiaries are as follows:

A.	Ernst & Young in Israel (the Company and wholly-owned subsidiaries of the Company, as well as Luzon Group in 2015):

	For the year ended December 31
	2016	2015	2016	2015
	NIS in thousands		Hours
Fees for audit and related services	4,538	6,016	16,447	17,534
Consulting fees and tax services	2,185	2,662	3,036	4,064
Other fees	272	425
Total	6,995	9,103

Starting in 2013, the data includes the fees and hours billed with respect to the Company's wholly-owned subsidiaries in Canada (Gazit Canada Inc. and Gazit America). Also, with respect to the Company's wholly-owned subsidiaries in the United States and in Germany.

B.	Ernst & Young in the United States (EQY):

	For the year ended December 31
	2016	2015	2016	2015
	NIS in thousands		Hours
Fees for audit and related services	6,706	4,357	9,550	8,700
Consulting fees and tax services	685	-	350	-
Other fees	11	1,203
Total	7,402	5,560

C.	Ernst & Young in Finland (CTY):

	For the year ended December 31
	2016	2015	2016	2015
	NIS in thousands		Hours
Fees for audit and related services	3,442	3,883	9,945	4,960
Consulting fees and tax services	42	431	20	360
Other fees	-	431
Total	3,484	4,746

D.	Ernst & Young in Canada (FCR):

	For the year ended December 31
	2016	2015	2016	2015
	NIS in thousands		Hours
Fees for audit and related services	3,594	3,015	11,415	10,395
Consulting fees and tax services (*)	62	315	860	450
Other fees	29	107
Total	3,685	3,437

(*)	The data also includes the fees and hours billed with respect to Gazit Canada Inc.

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E.	rnst & Young in Brazil:

	For the year ended December 31
	2016	2015	2016	2015
	NIS in thousands		Hours
Fees for audit and related services	582	439	1,998	1,664
Other fees and tax services	-	73	-	36
Total	582	513

F.	KPMG in The Netherlands (ATR):

	For the year ended December 31
	2016	2015	2016	2015
	NIS in thousands		Hours
Fees for audit and related services	7,433	6,873	12,144	10,909
Other fees and tax services	-	30	-	43
Total	7,433	6,903

The professional fees of the Company’s independent auditors are determined on an hourly basis, according to tariffs and time frameworks approved by the Board of Directors.

6.	Disclosure Regarding the Financial Reporting of the Company

6.1.	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding EQY’s merger with REG on March 1, 2017, refer to Note 9d to the financial statements.

B.	For details regarding the sale of 9 million FCR shares for a gross consideration of C$ 185 million and the loss of control over FCR, refer to Note 39a to the financial statements.

C.	For details regarding the sale of 2.8 million REG shares for a consideration of U.S.$ 192 million, refer to Note 39b to the financial statements.

D.	For details regarding an agreement entered into by Gazit Development and Luzon Group in relation to the capital notes and shareholders’ loans that Gazit Development granted to Luzon Group, refer to Note 39c to the financial statements

E.	For details regarding the early redemption of convertible debentures by FCR in the amount of C$ 106 million, refer to Note 39d to the financial statements .

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7.	Details Concerning the Company’s Publicly-Held Commitment Certificates

A.	As of December 31, 2016, there were eight series of listed debentures issued by the Company in circulation, as detailed in the following table:

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/12/16	Par value of debentures in circulation, plus linkage differences as of 31/12/16	Total accumulated interest to 31/12/16	Balance in the financial statements as of 31/12/16	Stock exchange value as of 31/12/16	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series A)	(1)05/2002	717,953	44,436	35.1	1.2	35	37.2	Fixed 6.5%	11 equal installments starting from June 2007	Paid once a year on June 30	The principal and the interest are linked to the U.S. Dollar
Debentures (Series C)	(2)04/2005	1,300,000	500,649	615.0	-	616	643.1	Fixed 4.95%	8 annual installments starting from June 2011 (each of the first 7 installments will be at the rate of 10% and the last installment will be at the rate of 30%)	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series D)	(3)09/2006	2,069,048	2,069,048	2,427.5	93.3	2,431	2,766.9	Fixed 5.1%	3 annual installments starting from March 2019 (each of the first 2 installments will be at the rate of 30% and the last installment will be at the rate of 40%)	Paid once a year on March 31	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series E)	(4)07/2007	574,052	555,569	555.6	-	553	554.7	6-month TALBOR+0.7%	2 equal installments in June and December 2017	Paid twice a year on June 30 and December 31	Without linkage
Debentures (Series I)	(5)01/2008	1,439,826	479,016	556.3	-	557	589.9	Fixed 5.3%	4 installments with the first installment in June 2013 at the rate of 15%, the second installment in June 2015 at the rate of 25%, the third installment in June 2016 at the rate of 25%, and the fourth installment in June 2018 at the rate of 35%	Paid twice a year on June 30 and December 31	The principal and the interest are linked to the increase in the consumer price index

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

	Issue date	Par value as of issue date	Par value of debentures in circulation as of 31/1216	Par value of debentures in circulation, plus linkage differences as of 31/12/16	Total accumulated interest to 31/12/16	Balance in the financial statements as of 31/12/16	Stock exchange value as of 31/12/16	Type of interest and rate thereof	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
		NIS in thousands		NIS in millions
Debentures (Series J)	6)02/2009	734,802	698,062	780.5	12.8	794	904.9	Fixed 6.5%	10 equal installments, each of 1% of the principal, paid twice a year on March 31 in each of the years 2015 through 2019 and on September 30 in each of the years 2014 through 2018. The balance of the principal (90%) will be paid in one installment on September 30, 2019.	Paid twice a year on March 31 and September 30 of each of the years from 2010 through 2019.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series K)	(7)09/2011	2,653,181	2,653,181	2,715.1	36.5	2,860	3,110.9	Fixed 5.35%	5 installments with the first installment in September 2018 at the rate of 10%, the second installment in September 2020 at the rate of 15%, the third, fourth and fifth installments in September of the years 2022-2024 each at the rate of 25%	Paid twice a year on March 31 and September 30 of each of the years from 2012 through 2024.	The principal and the interest are linked to the increase in the consumer price index
Debentures (Series L)	(8)10/2013	2,957.801	2,957,801	2,957.8	-	3,038	2,975.5	Fixed 4%	5 installments with the first installment in June 2023 at the rate of 10%, the second and third installments in June 2024-2025 at the rate of 15% each, and the fourth and fifth installments in June of the years 2026-2027 at the rate of 30% each.	Paid twice a year on June 30 and December 31.	The principal and the interest are linked to the increase in the consumer price index

(1)	Debentures (Series A) were first issued pursuant to the Company’s prospectus dated May 2, 2002, at which time NIS 140 million par value of debentures were issued; in November 2002, options (Series A) for a further NIS 57 million par value of debentures (Series A) were exercised. The above series was extended in a private offering to institutional investors on January 29, 2004, in which NIS 90 million par value of debentures were issued, in a public offering pursuant to a prospectus on May 16, 2004 in which NIS 150 million par value of debentures (Series A) were issued, in another private offering to institutional investors in February 2005, in which NIS 227 million par value of debentures (Series A) were issued, in a private offering in August 2005 in which NIS 9.7 million par value of debentures (Series A) were issued, and in a further private offering to institutional investors in May 2006, in which NIS 45 million par value of debentures (Series A) were issued.

(2)	In April 2005, the Company issued – through a private offering to institutional investors – NIS 425 million par value of debentures (Series C). The debentures (Series C) were listed for trade pursuant to a prospectus dated May 10, 2005. Pursuant to the Company’s aforementioned prospectus, the Company also issued to the public a further NIS 75 million par value of debentures (Series C), under the same terms, together with options for an additional NIS 450 million par value of debentures (Series C). In July 2006, the Company issued NIS 352 million par value of debentures (Series C), by means of extending the series in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 25, 2006 (as revised in January 2007 and in December 2007; the “2006 prospectus”). During 2005, 4.5 million options (Series C) were exercised into NIS 448 million par value of debentures (Series C).

(3)	Debentures (Series D) were first issued in September 2006, at which time NIS 300 million par value of debentures (Series D) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In November 2006, April 2007 and September 2007, the Company issued – by means of extending the series – NIS 750 million par value, NIS 400 million par value and NIS 300 million par value, respectively, of debentures (Series D), in accordance with shelf offer reports, which were published pursuant to the 2006 prospectus. In February 2010, the Company closed a private offering to institutional investors of NIS 178 million par value of debentures (Series D), by means of extending the series. In January 2012, the Company closed a private offering to institutional investors of NIS 185 million par value of debentures (Series D), by means of extending the series.

(4)	Debentures (Series E) were first issued in July 2007, at which time NIS 500 million par value of debentures (Series E) were issued in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In December 2009, the Company issued – by means of extending the series – NIS 74.1 million par value of debentures (Series E), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus from May 2008 (as revised in October 2008, “the 2008 prospectus”).

(5)	Debentures (Series I) were first issued in January 2008, at which time NIS 590 million par value of debentures (Series I) were issued in accordance with a shelf offer report from December 2007, which was published pursuant to the 2006 prospectus. In February 2008, the Company issued – by means of extending the series – a further NIS 140 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to the 2006 prospectus. In May 2009 and December 2009, the Company issued – by means of extending the series – a further NIS 123.5 million par value and NIS 155.3 million par value, respectively, of debentures (Series I), in accordance with shelf offer reports, which were published pursuant to the 2008 prospectus. In July 2010, the Company issued – by means of extending the series – NIS 431 million par value of debentures (Series I), in accordance with a shelf offer report, which was published pursuant to a shelf prospectus published in May 2010.

(6)	Debentures (Series J) were first issued in February 2009, at which time NIS 404 million par value of debentures (Series J) and 2.02 million options (Series 10), which are exercisable into NIS 202 million par value of debentures (Series J), were issued in accordance with a shelf offer report, which was published pursuant to the 2008 prospectus. In the period from the first issuance date through December 20, 2009 (the last date for exercising the options (Series 10)), 2.01 million options (Series 10) were exercised into NIS 201 million par value of debentures (Series J). In May 2012, the Company closed a private offering to institutional investors of NIS 130 million par value of debentures (Series J), by means of extending the series.

(7)	Debentures (Series K) were first issued in September 2011, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued in September 2011. Within the framework of the issuance of debentures (Series D) in January 2012, 1.85 million options (Series K), which are exercisable through February 29, 2012, were issued. Through the expiration date, 1.84 million options had been exercised into NIS 221 million par value of debentures (Series K). Within the framework of the issuance of debentures (Series J) in May 2012, 2.6 million options (Series J), which are exercisable through June 14, 2012, were issued. Through the expiration date, 0.6 million options had been exercised into NIS 60 million par value of debentures (Series K). In December 2012, the Company closed a public offering to institutional investors of NIS 883 million par value of debentures (Series K), by means of extending the series. In June and December 2013, the Company closed a public issuance by means of extending the series – NIS 731 million and NIS 308 million par value of debentures (Series K), respectively.

(8)	Debentures (Series L) were first issued in October 2013, pursuant to a shelf prospectus, at which time NIS 451 million par value of debentures were issued. In April 2014, January 2015, April 2015 and August 2015, the Company issued – by means of extending the series– a further NIS 414 million par value, NIS 752 million par value, NIS 621 million par value and NIS 720 million par value, respectively, of debentures (Series L), in accordance with shelf offer reports.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Details concerning the trustees of the Company’s debentures (to the best of the Company’s knowledge):

	Trustee	Liaison for the Trustee	Address of Trustee	Fax	E-mail
Debentures (Series A)	Reznik Paz Nevo Trustees Ltd.	Dikla King	14 YadHaharutzim Street, Tel-Aviv	03-6389222	dikla@rpn.co.il
Debentures (Series C)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il
Debentures (Series D)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	hermetic@hermetic.co.il
Debentures (Series E)	Hermetic Trust Services (1975) Ltd.	Dan Evnon	113 Hayarkon Street, Tel-Aviv	03-5271736	hermetic@hermetic.co.il
Debentures (Series I)	Reznik Paz Nevo Trustees Ltd.	Dikla King	14 YadHaharutzim Street, Tel-Aviv	03-6389222	dikla@rpn.co.il
Debentures (Series J)	Strauss Lazar Trust Company (1992) Ltd.	Uri Lazar	17 Yitzhak Sadeh Street, Tel-Aviv	03-6237777	ori@slcpa.co.il
Debentures (Series K)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il
Debentures (Series L)	Mishmeret Trust Services Company Ltd.	Rami Sebti	48 Menahem Begin Road, Tel-Aviv	03-6374344	ramis@mstrust.co.il

C.	Presented below are details concerning the rating of the debentures in circulation:

	Issue date	S&P Maalot’s rating close to issue date	Midroog’s rating close to issue date	S&P Maalot’s rating at approval date of periodic report (*)	Midroog’s rating at approval date of periodic report (*)	Date and reference of immediate report concerning latest rating by S&P Maalot (**)	Date and reference of immediate report concerning latest rating by Midroog (**)

Debentures (Series A)	May 2002	A+	-	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582
Debentures (Series C)	April 2005	AA	Aa3	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582
Debentures (Series D)	September 2006	AA	Aa2	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582
Debentures (Series E)	July 2007	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582
Debentures (Series I)	January 2008	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582
Debentures (Series J)	February 2009	AA/Stable	Aa2	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582
Debentures (Series K)	September 2011	A+/Positive	Aa3	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582
Debentures (Series L)	October 2013	AA-/Stable	Aa3	AA-/Stable	Aa3/Stable	4/8/2016 Reference: 2016-01-097396	22/11/2016 Reference: 2016-01-130582

(*)	Between the issue date of the debenture series and the date close to the approval of the Periodic Report, additional ratings have been set for the above series on the dates detailed in the table below (all the aforesaid interim ratings applied to all the debenture series that were in circulation on the rating date).

(**)	The information contained in the immediate reports detailed in this column is hereby presented by means of this reference.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

D.	Details concerning the credit rating history:

S & P Maalot		Midroog
Date	Rating	Date	Rating
29/04/03	A+	25/10/04	Aa3
21/01/04	AA-	06/02/05	Aa3
10/05/04	AA-	14/04/05	Aa3
14/12/04	AA-	19/05/05	Aa3
03/02/05	AA-	21/11/05	Aa2
15/05/05	AA	17/05/06	Aa2
31/05/06	AA	11/06/06	Aa2
10/09/06	AA	10/09/06	Aa2
29/10/06	AA	21/11/06	Aa2Developing
20/11/06	AA/Negative	13/12/06	Aa2Developing
07/12/06	AA/Negative	28/02/07	Aa2Stable
28/02/07	AA/Stable	10/07/07	Aa2Stable
18/06/07	AA/Stable	20/12/07	Aa2Stable
11/10/07	AA/Stable	7/01/08	Aa2Stable
23/03/08	AA/Stable	23/03/08	Aa2Stable
3/08/08	AA-/Stable	9/09/08	Aa3Stable
12/02/09	AA-/Negative	15/02/09	Aa3Stable
03/05/09	A+/Negative	09/07/09	A1 Negative
26/11/09	A+/Negative	29/11/09	A1 Negative
01/07/10	A+/Stable	12/04/10	A1 Stable
02/08/11	A+/Positive	19/05/11	Aa3 Stable
25/08/11	A+/Positive	25/08/11	Aa3 Stable
23/01/12	A+/Positive	23/01/12	Aa3 Stable
15/05/12	A+/Stable	06/05/12	Aa3 Stable
12/12/12	A+/Stable	13/12/12	Aa3 Stable
13/05/13	AA-/Stable	03/06/13	Aa3 Stable
03/06/13	AA-/Stable	24/10/13	Aa3 Stable
24/10/13	AA-/Stable	24/12/13	Aa3 Stable
24/12/13	AA-/Stable	24/04/14	Aa3 Stable
23/04/14	AA-/Stable	19/10/14	Aa3 Stable
14/08/14	AA-/Stable	26/01/15	Aa3 Stable
26/01/15	AA-/Stable	25/08/15	Aa3 Stable
20/08/15	AA-/Stable	22/11/16	Aa3 Stable
03/08/16	AA-/Stable

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

E.	As of December 31, 2016, and during 2016, the Company was in compliance with all the conditions and commitments of the trust deeds with respect to each and every one of the aforementioned debenture series of the Company. No conditions existed that required the Company to immediately redeem the above debentures pursuant to the aforesaid trust deeds, and no notices were received from any of the trustees contradicting the aforesaid.

F.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus published on July 29, 2015 (reference no. 2015-01-085353), with the information contained therein being hereby presented by means of this reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2016 is NIS 1,109 million. Moreover, in October 2016, the pledge was removed that had been registered on the property in Eilat owned by Gazit Development, at the request of the Company and jointly with the debentures’ trustee, whose value, as of December 31, 2015, was NIS 50 million. The aforementioned pledges are valid in accordance with the law and in accordance with the deeds of incorporation of the Company. The valuation of the pledged properties as of December 31, 2016 is attached as an Appendix of the Periodic Report.

For further details regarding the aforementioned pledged properties, as required pursuant to the regulations of the Israel Securities Authority regarding investment property activity, refer to Appendix B of this report..

G.	The trust deeds, by virtue of which the debentures in circulation were issued, do not impose any restrictions on the Company regarding the creation of further pledges on the Company’s assets or regarding the Company’s powers to issue additional commitment certificates.

H.	The total of the Company’s commitments, as of December 31, 2016, pursuant to each one of the series: debentures (Series D), debentures (Series J), debentures (Series K) and debentures (Series L), separately (as presented in the separate financial statements of the Company), accounts for more than 5% of the Company’s total liabilities, and as such could be considered to be material.

I.	The final repayment date of debentures (Series B and F) fell on December 31, 2016, but they were actually repaid in January 2017, as the repayment date fell on a non-business day. Hence, the repayment was actually made on the first business day thereafter.

J.	On August 3, 2016, the S&P Maalot rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘ilAA-‘, with a stable outlook.

On November 22, 2016, the Midroog rating agency reaffirmed the credit rating of all of the outstanding series of debentures of the Company at a rating level of ‘Aa3‘, with a stable outlook.

March 26, 2017
Date of Approval of Directors’ Report	Chaim Katzman Chairman of the Board of Directors	Dori J. Segal CEO and Vice Chairman of the Board of Directors

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

as of December 31, 2016

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of December 31, 2016. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS(1)) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis(2) , and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,361	1,750	3,871	3,166	1,753	-
Assets in NIS	3,361	6,728	15,655	9,027	2,072	36,843
% of total assets	9	18	42	25	6	100
Liabilities in original currency	11,834	1,147	1,570	1,467	-	-
Cross-currency swap transactions in original currency	(9,409)	23	1,225	970	756	-
Liabilities in original currency	2,425	1,170	2,795	2,437	756	-
Liabilities in NIS adjusted for swaps	2,425	4,499	11,302	6,948	893	26,067
% of total liabilities	9	17	43	27	4	100
Total equity in original currency	936	580	1,076	729	997	-
Total economic equity(3) in NIS	936	2,229	4,353	2,079	1,179	10,776
% of total equity	9	21	40	19	11	100

(1)	According to currency exchange rates as of December 31, 2016.

(2)	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.

(3)	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix B of the Directors’ Report - Details Regarding Pledged Properties

1.	G Cinema

A.	Presentation of the property

Details as of 31.12.2016
Name of property	G Cinema
Location of property	Rishon Lezion
Area of property (sq. meters)	21,384
Property’s holding structure	The Company owns 100% of Gazit Development, which owns
100% of the property through wholly-owned subsidiaries
Corporation’s effective share in property	100%
Date of acquiring the property	02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust Company to secure the Company’s commitments with respect to debentures (Series J). Caveats – None
Financial statements presentation method	Consolidation

B.	Principal data

	2016	2015	2014		At property acquisition date
Fair value at end of period (NIS in thousands):	507,900	495,600	481,600	Acquisition and construction cost (NIS in thousands)	276,000
Average occupancy rate (%)(*)	100%	100%	99.6%	Land acquisition	02/08/2006
Actual areas leased (sq. meters)	21,384	21,246	20,344	Activation date	22/03/2010
Total revenues (NIS in thousands)	43,245	42,193	43,214
Average annual rental per sq. meter (NIS)	1,380	1,451	1,487
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-
Actual NOI (NIS in thousands)	32,575	31,893	33,165
Adjusted NOI (NIS in thousands)	33,202	32,978	33,698
Actual rate of return	6.4%	6.9%	6.9%
Adjusted rate of return	6.5%	7.1%	7.0%
No. of tenants at end of reporting year	76	76	75
Average annual proceeds per sq. meter(**) (NIS)	31,263	30,701	32,436

(*)	A store that is tenanted or that generates income is considered to be occupied.

(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is excluded from the average as the stores opened at different stages during the month. Does not include proceeds of units without a floor area, such as stalls.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

C.	Analysis of revenues and costs structure

	2016	2015	2014
	(NIS in thousands)
Revenues:
From rentals – Fixed	29,513	29,580	30,137
From rentals – Variable	2,495	2,893	2,959
From management fees	10,553	9,311	9,420
From parking lot operation	-	-	-
Other	684	409	698
Total revenues	43,245	42,193	43,214
Costs:
Management, maintenance and operation	10,533	10,299	10,049
Depreciation	-	-	-
Other expenses	117	1	-
Total costs:	10,670	10,300	10,049
Profit:	32,575	31,893	33,165
NOI:	32,575	31,893	33,165

D.	Principal tenants of the property

			Does		Description of lease agreement
	% of property area leased to tenant in 2016	Does tenant constitute an anchor tenant?	tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	43%	Yes	Yes	Entertain- ment	17 years (10 years left)	12	CPI	Bank guarantee of NIS 570 thousand	None
Tenant B	11%	Yes	No	Clothing	5 years (3 years left)	10	CPI	Bank guarantee of NIS 350 thousand and capital note of NIS 1.5 million	None
Tenant C	7%	Yes	No	Clothing	10 years (3 years left)	0	CPI	Security check of NIS 300 thousand and promissory note of NIS 600 thousand	None

E.	Anticipated revenues with respect to signed leases

	2017	2018	2019	2020	2021 and thereafter
	NIS in thousands
Fixed components	28,963	26,395	22,209	12,033	34,443
Variable components (estimate)	1,638	1,582	1,521	1,259	7,501
Total	30,601	27,977	23,731	13,292	41,944

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 7.F above.

G.	Details regarding the valuation

		31/12/2016	31/12/2015	31/12/2014
The determined value (NIS in thousands)		507,900	495,600	481,600
Identity of appraiser		Conforti Raviv Zisser	Conforti Raviv Zisser	Conforti Raviv Zisser
Is the appraiser independent		Yes	Yes	Yes
Is there an indemnification agreement		Yes	Yes	Yes
Effective date of valuation		31/12/2016	31/12/2015	31/12/2014
Valuation model (comparison/income/cost/other		Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation	GLA (Sq. meters)	21,384	21,246	20,344
according	Occupancy rate in year +1 (%)	98%	95%	99.1%
to the DCF	Occupancy rate in year +2 (%)	100%	100%	100%
(income)	Occupancy rate in year +3 (%)	100%	100%	100%
approach	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	1,569	1,650	1,559
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	1,607	1,607	1,610
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	1,625	1,625	1,622
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	34,690	34,333	33,798
	Average periodic expenses to preserve the status quo	N/R	N/R	N/R
	Weighted cap rate for the purpose of the valuation (%)	6.83%	6.93%	7.02%
	Time until notional realization	3	3	3
	Factor/rate of return at time of notional realization (reversionary rate)	6.80%	6.93%	7.00%
	Other main parameters	-	-	-

(*)	Includes stalls and/or antennas.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

		Change in value
Sensitivity analyses on the value		(NIS in thousands)
Occupancy	Rise of 5%	Property	Property	Property
rates(*)		100%	100%	100%
		occupied	occupied	occupied
	Fall of 5%	(1,700)	(1,700)	(1,700)
Cap rates	Rise of 0.25%	(17,932)	(17,420)	(16,703)
	Fall of 0.25%	19,300	18,372	17,632
Average rental	Rise of 5%	25,155	24,632	23,335
per Sq. meter	Fall of 5%	(25,155)	(24,632)	(23,335)

(*)	Assumes that occupancy will fall for one year.

2.	G TWO
A.	Presentation of the property

Details as of 31.12.2016
Name of property	G TWO
Location of property	Rishon Lezion
Area of property (sq. meters)	21,153
Property’s holding structure	The Company owns 0% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries
Corporation’s effective share in property	100%
Date of acquiring the property	G TWO – 02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation	Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust, in trustees hip to secure the Company’s commitment with respect to debentures (Series J). Caveats – None
Financial statements presentation method	Consolidation

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Principal data

	2016	2015	2014		At property acquisition date
Fair value at end of period (NIS in thousands):				Acquisition/
Income-producing portion	293,000	281,750	275,800	construction cost	185,000
Balance of rights(*)	-	-	45,000	(NIS in thousands)
Average occupancy rate (%) (**)	100%	99%	98%	Acquisition date	G TWO – 02/08/2006–
Actual areas leased (sq. meters)	21,153	21,153	21,165
Total revenues (NIS in thousands)	22,079	21,823	20,975
Average annual rental per sq. meter (NIS)	862	881	866
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-
NOI (NIS in thousands)	20,036	20,171	18,976
Adjusted NOI (NIS in thousands)	20,195	20,284	19,141
Actual rate of return	6.8%	7.7%	6.9%
Adjusted rate of return	6.9%	7.7%	6.9%
No. of tenants at end of reporting year	26	25	24
Average annual proceeds per sq. meter (***)(NIS)	13,722	16,555	17,064

(*)	For details regarding removing the pledge of the land reserves during 2015, refer to section 8.f above.

(**)	A store that is tenanted or that generates income is considered to be occupied.

(***)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. Does not include proceeds of units without a floor area, such as stalls.

C.	Analysis of revenues and costs structure

	2016	2015	2014
	(NIS in thousands)
Revenues:
From rentals – Fixed	18,234	18,431	17,965
From rentals – Variable	908	411	376
From management fees	2,742	2,799	2,451
Other	195	182	183
Total revenues	22,079	21,823	20,975
Costs:
Management, maintenance and operation	1,912	1,613	1,999
Depreciation	-	-	-
Other expenses	131	39	-
Total costs:	2,043	1,652	1,999
Profit:	20,036	20,171	18,976
NOI:	20,036	20,171	18,976

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

D.	Principal tenants of the property

			Does		Description of lease agreement
	% of property area leased to tenant in 2016	Does tenant constitute an anchor tenant?	tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	13%	Yes	No	Home	10 years (1 year left)	14	CPI	Bank guarantee of NIS 400 thousand	None
Tenant B	8%	Yes	No	Super- market	6 years (1 year left)	12	CPI	Bank guarantee of NIS 235 thousand	None
Tenant C	16%	Yes	No	Super- market	10 years (3 years left)	14	CPI	Bank guarantee of NIS 275 thousand	None
Tenant D	21%	Yes	No	Leisure	5 years (1 year left)	10	CPI	Bank guarantee of NIS 250 thousand and deposit of NIS 300 thousand	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2017	2018	2019	2020	2021 and thereafter
	NIS in thousands
Fixed components	13,941	10,494	8,407	5,445	11,758
Variable components (estimate)	735	734	320	57	6
Total	14,675	11,228	8,727	5,502	11,763

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 7.F above.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

G.	Details regarding the valuation

		31/12/2016	31/12/2015	31/12/2014
The determined value (NIS in thousands)		293,000	281,750	320,800
Identity of appraiser		Conforti Raviv Zisser	Conforti Raviv Zisser	Conforti Raviv Zisser

Is the appraiser independent		Yes	Yes	Yes
Is there an indemnification agreement		Yes	Yes	Yes
Effective date of valuation		31/12/2016	31/12/2015	31/12/2014
Valuation model (comparison/income/cost/ other		Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation	GLA (Sq. meters)	21,132	21,153	21,165
according	Occupancy rate in year +1 (%)	99%	95.9%	98.2%
to the DCF	Occupancy rate in year +2 (%)	99%	100%	99.9%
(income)	Occupancy rate in year +3 (%)	100%	100%	100%
approach	Representative occupancy rate of GLA	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation	919	916	888
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation	918	811	909
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation	931	914	912
	Representative average annual rentals per Sq. meter leased (NIS)	N/R	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	20,851	20,472	19,895
	Weighted cap rate for the purpose of the valuation (%)	7.12%	7.27%	7.21%
	Time until notional realization	3	3	3
	Factor/rate of return at time of notional realization (reversionary rate)	7.10%	7.20%	7.20%
	Other main parameters	-	-	Includes NIS 45.0 million for land reserve

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates(*)	Rise of 5%	Property 100% occupied	Property 100% occupied	Property 100% occupied
	Fall of 5%	(1,000)	(1,000)	(1,000)
Cap rates	Rise of 0.25%	(9,976)	(9,372)	(9,238)
	Fall of 0.25%	10,631	10,040	9,902
Average rental per Sq. meter	Rise of 5%	13,643	11,810	113,329
	Fall of 5%	(13,643)	(11,810)	(13,329)

(*	Assumes that occupancy will fall for one year, out of the year presented.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

3.	G ONE
A.	Presentation of the property

Details as of 31.12.2016
Name of property	G ONE
Location of property	Rishon Lezion
Area of property (sq. meters)	23,959
Property’s holding structure	The Company owns 0% of Gazit Development, which owns 100% of the property through wholly owned subsidiaries
Corporation’s effective share in property	100%
Date of acquiring the property	02/08/2006
Details of legal title to the property	Ownership
Legal title registration situation

Ownership – Registered in the name of G West Ltd. Mortgage – Registered in favor of Strauss Lazar Trust – in trusteeship to secure the Company’s commitments with respect to debentures (Series J)

In addition, caveats are recorded with respect to plot 138

– In favor of Rishon Lezion Municipality with respect to expropriation of strip for road widening

– In favor of Rishon Lezion Municipality with respect to an undertaking to pay betterment levy, should the rights to which the levy relates be exercised

– In favor of Rishon Lezion Municipality on strip of land of 260 sq. meters (expropriation area)

Special matters

On 18.2.2007, building permit no. 200700095 was granted which permits the exceptional use of 10 years (commercial instead of industrial) of the whole of the east structure, with an overall area of 15,343.31 sq. meters and storage areas totaling 2,600.89 sq. meters. The exceptional use ended on 31.12.2015. Work on the issuance of an exceptional use permit for another three years is currently underway, together with the issuance of a new urban construction plan. At the time of the said permit, the property was zoned for industrial use, including the ground floor.

On December 16, 2010, Rishon Lezion plan 5A/168/6 was approved that rezones the land from industrial to industrial zone, offices and commercial although commercial operations are only permitted on the ground floor; the Company is to take planning measures to obtain relief/allow commercial use on the second floor.

Financial statements presentation method	Consolidation

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

B.	Principal data

	2016	2015	2014		At property acquisition date
Fair value at end of period (NIS in thousands)				Acquisition/
Income-producing portion	293,100	291,200	299,300	construction cost	197,000
Building rights	15,600	15,600	15,600	(NIS in thousands)
Average occupancy rate (%)(*)	96.9%	98.7%	99.2%	Acquisition date	02/08/2006
Actual areas leased (sq. meters)	23,959	23,959	24,003
Total revenues (NIS in thousands)	21,907	22,334	22,718
Average annual rental per sq. meter (NIS)	831	830	834
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-
NOI (NIS in thousands)	20,405	20,879	21,301
Adjusted NOI (NIS in thousands)	20,571	20,954	21,376
Actual rate of return	7%	7.2%	7.1%
Adjusted rate of return	7%	7.2%	7.1%
No. of tenants at end of reporting year	21	24	24
Average annual proceeds per sq. meter(**) (NIS)	14,712	11,465	11,484

(*)	A store that is tenanted or that generates income is considered to be occupied.

(**)	It should be noted that this item of data is according to the best of the Company’s knowledge and is based on the information received from the tenants and it is not within our power to ascertain whether this information is correct. This item of data includes only the tenants that have submitted a proceeds report at least once during the reporting year. The report for the opening month for each of the stores is eliminated from the average as the stores opened at different stages during the month does not include proceeds of units without a floor area, such as stalls.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

C.	Analysis of revenues and costs structure

Data on 100% basis. Corporation’s share – 84.7%	2016	2015	2014
	(NIS in thousands)
Revenues:
From rentals – Fixed	19,286	19,647	20,030
From rentals – Variable	102	59	75
From management fees	2,331	2,434	2,437
From parking management	-	-	-
Other	188	194	176
Total revenues	21,907	22,334	22,718
Costs:
Management, maintenance and operation	1,335	1,334	1,417
Depreciation	-	-	-
Other expenses	167	121	-
Total costs:	1,502	1,455	1,417
Profit:	20,405	20,879	21,301
NOI:	20,405	20,879	21,301

D.	Principal tenants of the property

			Does		Description of lease agreement
	% of property area leased to tenant in 2016	Does tenant constitute an anchor tenant?	tenant account for 20% or more of property’s revenues?	Sector to which tenant belongs	Original lease period and period left	Extension option (years)	Linkage of rentals	Details of guarantees	Special dependency
Tenant A	42%	Yes	Yes	Super- market	14 years (2 years left)	10	CPI	None	None
Tenant B	24%	Yes	Yes	Home	15 years (1 year left)	5	CPI	Promissory note of NIS 1.1 million	None

E.	Anticipated revenues with respect to signed leases (assuming that tenants’ option period is not exercised)

	2017	2018	2019	2020	2021 and thereafter
	NIS in thousands
Fixed components	17,424	14,983	13,705	7,660	35,081
Variable components (estimate)	1,150	938	817	700	1,750
Total	18,574	14,522	14,522	8,360	36,831

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

F.	Pledges and material legal restrictions on property

For details regarding debentures (Series J), for which the property serves as collateral for their security, refer to section 7.F above. Details regarding the valuation

Data on 100% basis.
Corporation’s share – 84.7%		31/12/2016	31/12/2015	31/12/2014
The determined value (NIS in thousands)		308,700	306,800	314,900
Identity of appraiser		Conforti Raviv Zisser	Conforti Raviv Zisser	Conforti Raviv Zisser
Is the appraiser independent		Yes	Yes	Yes
Is there an indemnification agreement		Yes	Yes	Yes
Effective date of valuation		31/12/2016	31/12/2015	31/12/2014
Valuation model (comparison/income/cost/ other		Income (DCF)	Income (DCF)	Income (DCF)
Main parameters taken into consideration for the purpose of the valuation:
Valuation	GLA (sq. meters)	23,959	23,959	24,003
according	Occupancy rate in year +1 (%)	88%	95%	99.97%
to the DCF	Occupancy rate in year +2 (%)	84%	99%	100%
(income)	Occupancy rate in year +3 (%)	100%	100%	100%
approach	Representative occupancy rate of GLA(*)	N/R	N/R	N/R
	Average annual rentals per Sq. meter leased (NIS) in year +1 for the purpose of the valuation(*)	842	841	836
	Average annual rentals per Sq. meter leased (NIS) in year +2 for the purpose of the valuation(*)	852	794	856
	Average annual rentals per Sq. meter leased (NIS) in year +3 for the purpose of the valuation(*)	859	850	870
	Average annual rentals per Sq. meter leased (NIS) in year +4 for the purpose of the valuation(*)	-	N/R	N/R
	Representative average annual rentals per Sq. meter leased (NIS)	-	N/R	N/R
	Representative cash flows/NOI (NIS in thousands)	21,634	21,274	21,771
	Weighted rate of return for the purpose of the valuation (%)	7.38%	7.31%	7.27%
	Time until notional realization	3	3	3
	Factor/rate of return at time of notional realization (reversionary rate)	7.25%	7.25%	7.25%
	Other main parameters	NIS 15.6 million added for value of additional rights in the property.	NIS 15.6 million added for value of additional rights in the property.	NIS 15.6 million added for value of additional rights in the property.

(*)	Includes stalls and/or antennas.

Sensitivity analyses on the value		Change in value (NIS in thousands)
Occupancy rates*	Rise of 5% (or up to 100%)	1,100	300	Property 100% occupied
	Fall of 5%	(1,100)	(1,100)	(1,100)
Cap rates	Rise of 0.25%	(9,562)	(9,633)	(9,945)
	Fall of 0.25%	10,322	10,316	10,653
Average	Rise of 5%	13,946	13,908	14,346
rental per sq. meter	Fall of 5%	(13,946)	(13,908)	(14,346)

(*	Assumes that occupancy will fall for one year.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Appendix C of the Directors’ Report

Sensitivity Analysis Tables

Presented below is a report on the currency, interest and derivative exposures in accordance with the Securities Regulations.

The Group has an economic and accounting exposures due to its operations in various overseas markets. The Group operates in accordance with a broad spectrum of considerations and circumstances to bridge the gaps on from its linkage bases reports in foreign currency, by the use of derivative financial instruments (interest and currency swaps and options).

Sensitivity and fair value calculations for the transactions have been made with the assistance of a professional, outside body.

Sensitivity calculations have been performed on the following items:

Firm commitments – The Group has income-producing properties, the income from which is in foreign currency. The long-term leases fall within the definition of firm commitments in foreign currency and are thus sensitive to changes in exchange rates and discount rates.

Securities – The Group holds securities in various currencies. The value of these holdings of securities is sensitive to changes in exchange rates and price changes. The fair value of securities is presented on the basis of market prices at the end of the relevant period.

Mortgages – The Group has mortgages in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. The fair value is calculated by means of discounting the anticipated payments stream using the appropriate interest rates at the end of the mortgage period in the relevant markets. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of mortgages is counteracted by the change in the fair value of the assets.

Debentures – The Group has debentures in various currencies, whose fair value is sensitive to changes in exchange rates and market interest rates. In light of the fact that the Company’s foreign currency-denominated assets exceed its foreign currency-denominated liabilities, the exposure to a change in the fair value of debentures is counteracted by the change in the fair value of the assets.

Swap transactions – The Group conducts two main types of swap transactions:

1.	Interest basis swap transactions (replacing variable interest with fixed interest or vice versa). The Group acts to reduce its exposure to the interest base by taking fixed interest bearing debt, with this being based on the expectation of the anticipated cash flows from long-term leases.

2.	Linkage basis (cross-currency) swap transactions (replacing the liability currency and the type of interest accordingly). This type of swap transaction is performed in order to hedge the linked basis balance sheet and maintain the currency correlation between assets and liabilities.

The calculation of the swap transactions’ fair value is made by discounting the cash flows (both the outflows and the inflows) at the relevant market interest rates at the end of the period.

For information regarding the portfolio of linkage basis (and cross-currency) swaps, interest swaps, forward contracts and foreign currency call options, refer to Note 37 to the financial statements.

Sensitivity analyses for the comparative data for 2015 have not been included as there is no material difference in the exposure characteristics between 2016 and 2015.

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity Analysis – December 31, 2016

Sensitivity analysis for the variable parameters* in the linkage balance sheet - NIS in millions

	-10%	-5%	Carrying Value	5%	10%
Assets
Cash and cash equivalents	1,414	1,467	1,520	1,573	1,626
Short-term deposits and loans	87	91	96	101	105
Trade receivables and other accounts receivable	477	497	518	539	560
Long-term investments and loans	1,481	1,553	1,624	1,695	1,767
Total monetary assets	3,459	3,608	3,758	3,908	4,057
Other financial assets	1,210	1,210	1,210	1,210	1,210
Other assets	74,090	78,005	81,919	85,833	89,748
Total assets	78,759	82,823	86,887	90,951	95,015
Liabilities
Short-term credit from banks and others	698	736	775	814	853
Trade payables and other accounts payables	2,085	2,188	2,290	2,393	2,495
Liabilities attributable to assets held for sale	6,452	6,138	7,024	7,210	7,596
Debentures	26,802	28,244	29,687	31,130	32,572
Convertible debentures	533	562	592	622	651
Interest-bearing liabilities to banks and others	7,736	8,149	8,562	8,975	9,388
Other financial liabilities	256	269	283	297	311
Total monetary liabilities	44,560	46,887	49,243	51,539	53,866
Other liabilities	3,906	3,906	3,906	3,906	3,906
Total liabilities	48,466	50,793	53,119	55,445	57,772
Assets net of liabilities	30,293	32,030	33,768	35,506	37,243

(*)	Items in foreign currency (or linked to foreign currency) and/or in NIS linked to the consumer price index.

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in U.S.$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(13,783)	(6,887)	12,098	6,887	13,774
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(29,366)	(14,683)	(439)	14,683	29,366
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(27,041)	(13,520)	(1,344)	13,136	26,072
Marketable NIS debentures – U.S.$ linked	(3,718)	(1,859)	(37,180)	1,859	3,718
Revolving credit	(201,202)	(100,601)	(2,012,020)	100,601	201,202
Debentures	(68,773)	(34,387)	(687,733)	34,387	68,773
Forward contracts	18,830	8,415	(3,439)	(8,415)	(16,830)
Total	(327,053)	(163,522)	(2,730,057)	163,138	326,075

Sensitivity to changes in EUR/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(2,934)	(1,467)	21,326	1,467	2,934
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(29,227)	(14,613)	90,362	14,613	29,227
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(18,273)	(9,137)	33,357	9,137	18,273
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(10,783)	(5,391)	20,673	5,391	10,783
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(78,630)	(39,315)	144,326	39,315	78,630
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(307,629)	(152,132)	168,553	151,496	302,993
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(43,784)	(21,892)	123,999	21,892	43,784
Cross-currency swap transactions	141	71	1,415	(71)	(141)
Interest swap transactions - variable for fixed	(1,902)	(951)	(19,020)	951	1,902
Marketable debentures at fixed interest	(363,788)	(181,894)	(3,637,878)	181,894	363,788
Revolving credit	(57,910)	(28,955)	(579,101)	28,955	57,910
Forward contracts	(57,497)	(28,748)	(14,877)	28,748	57,497
Loans	(930,266)	(465,133)	(9,302,663)	465,133	930,266
Firm commitments (rental income)	613,308	306,654	6,133,076	(306,654)	(613,308)
Total	(1,289,174)	(642,903)	(6,816,452)	642,267	1,248,538

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in NOK (Norwegian Krone)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	504	252	5,040	(252)	(504)
Total	504	252	5,040	(252)	(504)

Sensitivity to changes in C$/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(3,649)	(1,825)	17,966	1,825	3,649
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(7,293)	(3,646)	27,597	3,646	7,293
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(55,570)	(27,785)	108,564	27,785	55,570
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	(106,662)	(53,331)	35,378	53,331	106,662
Marketable securities- overseas	4,179	2,090	41,794	(2,090)	(4,179)
Revolving credit	(78,669)	(39,335)	(786,693)	39,335	78,669
Forward contracts	(85,763)	(42,882)	(4,831)	42,882	85,763
Cross-currency swap transactions	991	495	9,910	(495)	(991)
Mortgages	(284,208)	(142,104)	(2,842,076)	142,104	284,208
Firm commitments (rental income)	646,188	323,094	6,461,878	(323,094)	(646,188)
Forward contracts – debentures	1,790	895	(17,903)	(895)	(1,790)
Interest swap transactions – variable for fixed	(1,079)	(540)	(10,795)	540	1,079
Debentures at fixed interest	(767,050)	(383,525)	(7,670,499)	383,525	767,050
Convertible debentures	(61,186)	(30,593)	(611,857)	30,593	61,186
Total	(797,981)	(398,992)	(5,205,761)	398,992	779,981

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CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in BRL (Brazilian Real)/NIS exchange rate (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Firm commitments (rental income)	37,719	18,859	377,188	(18,859)	(37,719)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(7,870)	(3,935)	15,869	3,935	7,870
Total	29,849	14,924	393,057	(14,924)	(29,849)

Sensitivity to changes in Israeli consumer price index (CPI) (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	5,446	2,723	17,966	(2,723)	(5,446)
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	5,066	2,533	21,326	(2,533)	(5,066)
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	29,597	14,798	77,343	(14,798)	(29,597)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	21,609	10,805	33,357	(10,805)	(21,609)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	12,850	6,425	20,673	(6,425)	(12,850)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	93,063	46,532	144,326	(46,532)	(93,063)
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	9,457	4,729	15,869	(4,729)	(9,457)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	29,322	14,661	(439)	(14,661)	(29,322)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	41,932	20,966	76,143	(20,966)	(41,932)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	319,848	159,924	168,553	(160,633)	(325,445)
CPI-linked debentures	(1,053,631)	(506,135)	(10,991,281)	316,290	561,534
Firm commitments (rental income)	44,761	22,381	447,614	(22,381)	(44,761)
Mortgages	(51,480)	(24,636)	(539,087)	18,420	36,839
Total	(492,160)	(224,294)	(10,507,637)	27,524	(20,175)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in real NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(16)	(8)	17,966	9	20
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(15)	(8)	21,326	9	18
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(151)	(79)	77,343	87	184
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(76)	(40)	33,357	44	93
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(55)	(29)	20,673	32	68
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(706)	(358)	144,326	368	748
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(19)	(10)	15,869	11	23
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(334)	(175)	(439)	194	410
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(479)	(251)	76,143	278	586
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(8,548)	(4,336)	168,553	4,479	9,123
Mortgages	4,221	2,117	(539,087)	(2,131)	(4,275)
Firm commitments (rental income)	(6,770)	(3,414)	447,614	3,473	7,006
CPI-linked marketable debentures	148,899	74,964	(10,991,281)	(76,013)	(153,096)
Total	135,951	68,373	(10,507,637)	(69,160)	(139,092)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	(1,309)	(662)	17,966	678	1,373
Swap transaction – fixed NIS receivable/variable EUR payable by 6/2018	(1,217)	(616)	21,326	631	1,277
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(17,650)	(9,021)	77,343	9,437	19,313
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(6,250)	(3,164)	33,357	3,244	6,570
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2019	(6,407)	(3,262)	20,673	3,385	6,900
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/2024	(91,138)	(47,178)	144,326	50,682	105,182
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	(1,837)	(927)	15,869	946	1,911
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	(29,372)	(15,208)	(439)	16,346	33,933
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(42,089)	(21,794)	76,143	23,426	48,631
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	(485,907)	(247,708)	168,553	269,667	567,573
Mortgages	31,468	16,055	(539,087)	(16,732)	(34,175)
Firm commitments (rental income)	(18,653)	(9,549)	447,614	10,025	20,563
CPI-linked marketable debentures	920,857	476,721	(10,991,281)	(512,413)	(1,063,976)
Total	250,498	133,687	(10,507,635)	(140,678)	(284,925)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in nominal NIS interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(5)	(3)	27,597	3	5
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(8)	(4)	12,098	4	8
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(518)	(258)	(1,344)	262	523
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(1,072)	(535)	123,999	542	1,082
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(170)	(85)	13,018	86	172
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(1,675)	(838)	32,421	851	1,703
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	(10,161)	(5,116)	35,378	5,077	10,226
Total	(13,609)	(6,839)	243,167	6,825	13,719

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	(983)	(495)	27,597	503	1,013
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	(1,471)	(741)	12,098	752	1,516
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(16,445)	(8,405)	(1,344)	8,577	17,342
Swap transaction – fixed NIS receivable/variable EUR payable by 3/2021	(34,193)	(17,474)	123,999	18,283	37,412
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(5,390)	(2,755)	13,018	2,883	5,900
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	(24,609)	(12,737)	32,421	13,691	28,406
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	(154,885)	(81,118)	35,378	89,197	187,529
Total	(237,976)	(123,725)	(243,167)	133,886	279,118

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in U.S.$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Debentures	23,047	11,672	(687,733)	(11,978)	(24,271)
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	106	50	12,098	(63)	(120)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	3,342	1,603	(439)	(1,922)	(3,708)
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(15)	(8)	9,910	8	15
U.S.$-linked marketable NIS debentures	41	20	(37,180)	(20)	(41)
Total	26,521	13,337	(703,344)	(13,975)	(28,125)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Debentures	73,620	38,273	(687,733)	(41,475)	(86,458)
Swap transaction – variable NIS receivable/fixed U.S.$ payable by 12/2017	2,004	1,007	12,098	(1,040)	(2,092)
Swap transaction – fixed NIS receivable/fixed U.S.$ payable by 9/2024	27,276	14,031	(439)	(15,356)	(31,669)
Swap transaction – fixed NIS receivable/variable U.S.$ payable by 3/2021	(401)	(202)	9,910	204	410
U.S.$-linked marketable NIS debentures	360	182	(37,180)	(184)	(371)
Total	102,859	53,291	(703,344)	(57,851)	(120,180)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	(73)	(36)	90,362	37	73
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	(77)	(38)	33,357	39	78
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	(40)	(20)	20,673	20	41
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	846	422	144,326	(427)	(852)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	8,064	4,025	168,553	(4,094)	(8,175)
Cross-currency swap transactions	1,617	806	(892)	(815)	(1,625)
Interest swap transaction - variable for fixed	(192)	(95)	(19,020)	99	196
Debentures at fixed interest	1,125	563	(3,637,878)	(563)	(1,127)
Loans	39,015	19,554	(7,285,710)	(19,647)	(39,388)
Firm commitments (rental income)	(95,873)	(48,340)	6,133,076	49,169	99,187
Total	(45,588)	(23,159)	(4,350,846)	23,818	48,408

Sensitivity to changes in EUR interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed EUR payable by 3/2021	17,709	9,054	90,362	(9,474)	(19,393)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2018	5,325	2,696	33,357	(2,764)	(5,599)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9019	5,387	2,743	20,673	(2,847)	(5,804)
Swap transaction – fixed NIS receivable/fixed EUR payable by 9/9024	76,305	39,499	144,326	(42,438)	(88,074)
Swap transaction – fixed NIS receivable/fixed EUR payable by 6/2027	432,480	226,658	168,553	(253,713)	(550,870)
Cross-currency swap transactions	(182,299)	(93,820)	1,415	99,530	205,201
Interest swap transaction - variable for fixed	13,923	7,064	(19,020)	(7,273)	(14,767)
Debentures at fixed interest	299,182	153,921	(3,637,878)	(163,214)	(336,408)
Loans	738,657	382,844	(7,285,710)	(412,361)	(856,991)
Firm commitments (rental income)	(296,184)	(151,857)	6,133,076	159,964	328,668
Total	1,110,485	578,802	(4,350,846)	(634,590)	(1,344,037)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in SEK (Swedish Krona) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Cross-currency swap transactions	164	82	2,445	(81)	(162)
Total	164	82	2,445	(81)	(162)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Cross-currency swap transactions	129,067	66,323	2,445	(70,145)	(144,376)
Total	129,067	66,323	2,445	(70,145)	(144,376)

Sensitivity to changes in NOK (Norwegian Krone) interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Interest swap transactions – variable for fixed	5,225	2,611	5,040	(2,646)	(5,288)
Cross-currency swap transactions	3,718	1,859	(1,030)	(1,883)	(3,768)
Total	8,943	4,470	4,010	(4,529)	(9,056)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Interest swap transactions – variable for fixed	74,821	38,401	5,040	(40,549)	(83,346)
Cross-currency swap transactions	48,113	24,813	(1,030)	(26,465)	(54,686)
Total	122,934	63,214	4,010	(67,014)	(138,032)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	27	14	17,966	(14)	(27)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	28	14	27,597	(14)	(28)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	4,869	2,368	108,564	(2,684)	(5,236)
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	14,627	7,000	35,378	(8,480)	(16,335)
Firm commitments (rental income)	(115,775)	(58,393)	6,461,878	59,427	119,914
Interest swap transactions – variable for fixed	5,151	2,587	17,903	(2,610)	(5,243)
Mortgages	39,328	19,801	(2,842,076)	(20,080)	(40,443)
Interest swap transactions – variable for fixed	12,832	6,381	(10,795)	(6,674)	(13,279)
Swap transaction	(4)	(2)	9,910	2	4
Convertible debentures	2,860	1,433	(611,857)	(1,438)	(2,881)
Debentures at fixed interest	113,460	57,103	(7,670,499)	(57,861)	(116,494)
Total	77,403	38,306	(4,456,031)	(40,426)	(80,048)

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in C$ interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2018	865	437	17,966	(448)	(906)
Swap transaction – variable NIS receivable/fixed C$ payable by 12/2017	1,059	534	27,597	(544)	(1,098)
Swap transaction – fixed NIS receivable/fixed C$ payable by 9/2024	52,340	26,995	108,564	(29,248)	(60,471)
Swap transaction – fixed NIS receivable/fixed C$ payable by 6/2027	143,968	74,986	35,378	(83,854)	(175,327)
Firm commitments (rental income)	(402,544)	(207,556)	6,461,878	221,245	457,423
Interest swap transactions – variable for fixed	53,991	28,404	17,903	(31,573)	(66,714)
Mortgages	232,271	120,175	(2,842,076)	(129,015)	(267,717)
Interest swap transactions – variable for fixed	140,637	73,333	(10,795)	(80,378)	(168,171)
Swap transaction	398	200	9,910	(202)	(406)
Convertible debentures	25,356	12,885	(611,857)	(13,317)	(27,086)
Debentures at fixed interest	664,737	344,134	(7,670,499)	(369,810)	(767,669)
Total	913,078	474,527	(4,456,031)	(517,144)	(1,078,142)

Sensitivity to changes in BRL interest (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Firm commitments (rental income)	(9,286)	(4,702)	377,188	4,824	9,774
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	866	462	15,869	(358)	(774)
Total	(8,420)	(4,240)	393,057	4,466	9,000

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	2%	1%		-1%	-2%
Firm commitments (rental income)	(21,203)	(10,915)	377,188	11,596	23,932
Swap transaction – fixed NIS receivable/fixed BRL payable by 12/2017	1,450	759	15,869	(663)	(1,393)
Total	(19,753)	(10,156)	393,057	10,933	22,539

GAZIT-GLOBE LTD.
CHAPTER B - DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

Sensitivity to changes in prices of marketable securities (NIS in thousands)

	Changes in the fair value		Fair value	Changes in the fair value
Relative	10%	5%		-5%	-10%
Marketable securities – overseas	4,179	2,090	41,794	(2,090)	(4,179)
Total	4,179	2,090	41,794	(2,090)	(4,179)

	Changes in the fair value		Fair value	Changes in the fair value
Absolute	40%	20%		-20%	-40%
Marketable securities – overseas	16,718	8,359	41,794	(8,359)	(16,718)
Total	16,718	8,359	41,794	(8,359)	(16,718)

CHAPTER C

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To The Shareholders of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the "Company") and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, previously accounted for using the equity method and was initially consolidated in 2015, whose assets constitute approximately 15% and 16% of total consolidated assets as of December 31, 2016 and 2015, respectively, and whose revenues constitute approximately 23% and 16% of total consolidated revenues for the years ended December 31, 2016 and 2015, respectively. Furthermore, the Company's share in its losses amounted to NIS 111 million for the year ended December 31, 2014. The financial statements of this company were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2016 and 2015 and the consolidated results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards ("IFRS") and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

We have also audited, in accordance with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting", the Company and subsidiaries' components of internal control over financial reporting as of December 31, 2016, and our report dated March 26, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REPORT

To The Shareholders of Gazit-Globe LTD.

Regarding the Audit of Components of Internal Control over Financial Reporting

Pursuant to Section 9b(c) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over financial reporting of Gazit-Globe Ltd. and subsidiaries (collectively, "the Company") as of December 31, 2016. Control components were determined as explained in the following paragraph. The Company's board of directors and management are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion on the Company and subsidiaries' components of internal control over financial reporting based on our audit.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard 104 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting" ("Auditing Standard 104"). These components consist of: (1) entity level controls, including financial reporting preparation and close process controls and information technology general controls ("ITGCs"); (2) controls over the Treasury process; (3) controls over the investment properties process (including rental income, property operating expenses and the appraisal of investment properties; (collectively, "the audited control components").

We conducted our audit in accordance with Auditing Standard 104. That Standard requires that we plan and perform the audit to identify the audited control components and obtain reasonable assurance about whether these control components have been effectively maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists regarding the audited control components and testing and evaluating the design and operating effectiveness of the audited control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary in the circumstances. Our audit only addressed the audited control components, as opposed to internal control over all the material processes in connection with financial reporting and therefore, our opinion addresses solely the audited control components. Moreover, our audit did not address any reciprocal effects between the audited control components and unaudited ones and accordingly, our opinion does not take into account any such possible effects. We believe that our audit provides a reasonable basis for our opinion within the context described above.

Because of its inherent limitations, internal control over financial reporting as a whole, and specifically the components therein, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, the Company effectively maintained, in all material respects, the audited control components as of December 31, 2016.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated financial statements of the Company as of December 31, 2016, and 2015 and for each of the three years in the period ended December 31, 2016 and our report dated March 26, 2017 expressed an unqualified opinion thereon based on our audits and the reports of the other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the "Company") and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, previously accounted for using the equity method and was initially consolidated in 2015, whose assets constitute approximately 15% and 16% of total consolidated assets as of December 31, 2016 and 2015, respectively, and whose revenues constitute approximately 23% and 16% of total consolidated revenues for the years ended December 31, 2016 and 2015, respectively. Furthermore, the Company's share in its losses amounted to NIS 111 million for the year ended December 31, 2014. The financial statements of this company were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company is based on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2016	2015
	Note	NIS in millions
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3	1,520	2,125
Short-term investments and loans	4a	96	203
Marketable securities	4b	212	38
Financial derivatives	36c	98	77
Trade receivables	5	163	467
Other accounts receivable	6	329	363
Inventory of buildings and apartments for sale	7	14	522
Income taxes receivable		26	24
		2,458	3,819
Assets classified as held for sale	8	21,132	826
		23,590	4,645
NON-CURRENT ASSETS
Equity-accounted investees	9	2,097	2,996
Other investments, loans and receivables	10	1,223	754
Available-for-sale financial assets	11	384	771
Financial derivatives	36c	516	702
Investment property	12	55,982	70,606
Investment property under development	13	2,113	2,587
Fixed assets, net	14	152	170
Intangible assets, net	15	815	900
Deferred taxes	25p	15	105
		63,297	79,591
		86,887	84,236

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2016	2015
	Note	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	775	1,062
Current maturities of non-current liabilities	17	3,043	2,279
Financial derivatives	36c	47	45
Trade payables	18	377	833
Other accounts payable	19	1,820	1,521
Advances from customers and buyers of apartments	7	-	326
Income taxes payable		93	111
		6,155	6,177
Liabilities attributed to assets held for sale	8	7,024	50
		13,179	6,227
NON-CURRENT LIABILITIES
Debentures	20	27,319	29,480
Convertible debentures	21	296	921
Interest-bearing loans from banks and others	22	8,183	11,457
Financial derivatives	36c	50	93
Other liabilities	23	283	402
Deferred taxes	25p	3,809	4,661
		39,940	47,014
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		249	249
Share premium		4,992	4,983
Retained earnings		5,699	5,207
Foreign currency translation reserve		(3,257)	(3,103)
Other reserves		496	197
Treasury shares		(21)	(21)
		8,158	7,512
Non-controlling interests	27g	25,610	23,483
Total equity		33,768	30,995
		86,887	84,236

March 26, 2017
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Dor J. Segal Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF INCOME

		Year ended
		December 31,
		2016	(*2015	(*2014
	Note	NIS in millions
		(except for per share data)
Rental income	30	4,801	4,809	3,725
Property operating expenses	31	1,607	1,613	1,269
Net operating rental income		3,194	3,196	2,456
Fair value gain from investment property and investment property under development, net		885	(372)	400
General and administrative expenses	32	(542)	(568)	(386)
Other income	33a	37	27	52
Other expenses	33b	(236)	(795)	(57)
Company's share in earnings of equity-accounted investees, net	9b	142	164	3
Operating income		3,480	1,652	2,468
Finance expenses	34a	(1,600)	(1,586)	(1,835)
Finance income	34b	325	849	144
Income before taxes on income		2,205	915	777
Taxes on income (tax benefit)	25q	434	(79)	282

Net income from continuing operations		1,771	994	495
Net income from discontinued operations, net	9d,9g	1,409	1,312	588
Net income		3,180	2,306	1,083

Attributable to:
Equity holders of the Company		787	620	73
Non-controlling interests		2,393	1,686	1,010
		3,180	2,306	1,083
Net earnings (loss) per share attributable to equity holders of the Company (NIS):	35
Basic earnings (loss) from continuing operations		2.70	1.36	(0.70)
Basic net earnings from discontinued operations		1.33	2.11	1.11
Total basic net earnings		4.03	3.47	0.41
Diluted earnings (loss) from continuing operations		2.63	1.35	(0.72)
Diluted net earnings from discontinued operations		1.33	2.10	1.11
Total diluted net earnings		3.96	3.45	0.39

*)	Reclassified, refer to Note 2ff

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended
	December 31,
	2016	(*2015	(*2014
	NIS in millions

Net income	3,180	2,306	1,083
Other comprehensive income (loss) (net of tax effect **):

Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(582)	(3,789)	754
Net gains (losses) on cash flow hedges (1)	43	(25)	51
Net gains (losses) on available-for-sale financial assets	80	(66)	36
Realization of capital reserves on sale of previously consolidated subsidiary	51	-	-
Realization of capital reserves of company previously accounted for using the equity method	-	452	-
Other comprehensive income (loss) from the continuing operations	(408)	(3,428)	841
Other comprehensive income (loss) from discontinued operations, net	(39)	(45)	389
Total other comprehensive income (loss)	(447)	(3,473)	1,230
Comprehensive income (loss)	2,733	(1,167)	2,313
Attributable to:
Equity holders of the Company (2)	736	(901)	445
Non-controlling interests	1,997	(266)	1,868
	2,733	(1,167)	2,313

(1) Includes Company's share in other comprehensive income (loss) of investees according to the equity method	1	21	(36)
(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	787	620	73
Exchange differences on translation of foreign operations	(197)	(1,900)	307
Net gains (losses) on cash flow hedges	20	(7)	29
Net gains (losses) on available-for-sale financial assets	83	(66)	36
Realization of capital reserves on sale of previously consolidated subsidiary	43	-	-
Realization of capital reserves of company previously accounted for using the equity method	-	452	-
	736	(901)	445

*)	Reclassified, refer to Note 2ff.
**)	For further details regarding other comprehensive income (loss) and related tax impact, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
				Foreign
				currency				Non-
	Share	Share	Retained	translation	Other	Treasury		controlling	Total
	capital	premium	earnings	reserve	reserves **)	shares	Total	interests	equity
Balance as of January 1, 2016	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income	-	-	787	-	-	-	787	2,393	3,180
Other comprehensive income (loss)	-	-	-	(154)	103	-	(51)	(396)	(447)
Total comprehensive income (loss)	-	-	787	(154)	103	-	736	1,997	2,733
Exercise and forfeiture of share options into company's shares	*) -	9	-	-	(9)	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	8	-	8	43	51
Dividend paid (Note 27g)	-	-	(295)	-	-	-	(295)	-	(295)
Non-controlling interest in sold subsidiary	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests' share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	61	-	61	1,553	1,614
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	104	-	104	(453)	(349)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	3	-	3	(7)	(4)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(1,285)	(1,285)
Balance as of December 31, 2016	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27d.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
				Foreign		Loans
				currency		granted to			Non-
	Share	Share	Retained	translation	Other	purchase	Treasury		controlling	Total
	capital	premium	earnings	reserve	reserves **)	shares	shares	Total	interests	equity
	NIS in millions
Balance as of January 1, 2015	232	4,411	4,915	(1,641)	127	*)-	(21)	8,023	17,847	25,870
Net income	-	-	620	-	-	-	-	620	1,686	2,306
Other comprehensive loss	-	-	-	(1,462)	(59)	-	-	(1,521)	(1,952)	(3,473)
Total comprehensive income (loss)	-	-	620	(1,462)	(59)	-	-	(901)	(266)	(1,167)
Issue of shares net of issuance expenses	17	569	-	-	-	-	-	586	-	586
Exercise and forfeiture of Company's share options into Company shares	*)-	3	-	-	(3)	-	-	*)-	-	*)-
Repayment of loans to purchase shares	-	-	-	-	-	*)-	-	*)-	-	*)-
Cost of share-based payment	-	-	-	-	3	-	-	3	46	49
Dividend paid	-	-	(328)	-	-	-	-	(328)	-	(328)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,250	4,250
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(76)	-	-	(76)	76	-
Capital issuance to non-controlling interests	-	-	-	-	85	-	-	85	2,366	2,451
Sale of shares to non-controlling interests	-	-	-	-	108	-	-	108	453	561
Acquisition of non-controlling interests	-	-	-	-	12	-	-	12	(209)	(197)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(2)	(2)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(1,078)	(1,078)
Balance as of December 31, 2015	249	4,983	5,207	(3,103)	197	*)-	(21)	7,512	23,483	30,995

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27d.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
				Foreign		Loans
				currency		granted to			Non-
	Share	Share	Retained	translation	Other	purchase	Treasury		controlling	Total
	capital	premium	earnings	reserve	reserves **)	shares	shares	Total	interests	equity
	NIS in millions
Balance as of January 1, 2014	229	4,288	5,160	(2,000)	146	*)-	(21)	7,802	14,551	22,353
Net income	-	-	73	-	-	-	-	73	1,010	1,083
Other comprehensive income	-	-	-	307	65	-	-	372	858	1,230
Total comprehensive income	-	-	73	307	65	-	-	445	1,868	2,313
Issue of shares net of issuance expenses	3	113	-	-	-	-	-	116	-	116
Exercise of share options into Company's shares	*)-	10	-	-	(10)	-	-	*)-	-	*)-
Revaluation of loans to purchase shares	-	-	*)-	-	-	*)-	-	-	-	-
Cost of share-based payment	-	-	-	-	9	-	-	9	40	49
Dividend paid	-	-	(318)	-	-	-	-	(318)	-	(318)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(79)	-	-	(79)	79	-
Capital issuance to non-controlling interests	-	-	-	58	(7)	-	-	51	2,378	2,429
Acquisition of non-controlling interests	-	-	-	(6)	3	-	-	(3)	(322)	(325)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(747)	(747)
Balance as of December 31, 2014	232	4,411	4,915	(1,641)	127	*)-	(21)	8,023	17,847	25,870

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27d.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended
	December 31,
	2016	2015	2014
	NIS in millions

Cash flows from operating activities:
Net income	3,180	2,306	1,083
Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	1,520	991	1,958
Company’s share in earnings of equity-accounted investees, net	(151)	(242)	(12)
Fair value gain from investment property and investment property under development, net	(2,081)	(711)	(1,053)
Depreciation and amortization (including goodwill impairment)	53	89	32
Taxes on income	629	183	405
Impairment loss of other assets	6	20	15
Capital (gain) loss, net	(6)	106	65
Change in employee benefit liability	-	1	-
Change in provision for legal claims, net	158	88	-
Loss from revaluation of investees, net	-	1,531	1
Net loss from sale of subsidiary (Note 9g)	230	-	-
Gain from bargain purchase	-	(1,065)	(47)
Cost of share-based payments	47	45	45
	405	1,036	1,409
Changes in assets and liabilities items:
Decrease (Increase) in trade receivables and other accounts receivable	(38)	57	151
Decrease inventories of buildings and land less advances from customers and buyers of apartments, net	-	29	37
Decrease (Increase) in trade and other accounts payable	17	(143)	(148)
Increase in tenants’ security deposits, net	-	1	14
	(21)	(56)	54
Net cash provided by operating activities before interest, dividend and taxes	3,564	3,286	2,546
Cash received and paid during the year for:
Interest paid	(1,668)	(1,830)	(1,892)
Interest received	62	43	193
Dividend received	36	70	233
Taxes paid	(90)	(55)	(56)
Tax refund received	5	-	2
	(1,655)	(1,772)	(1,520)
Net cash provided by operating activities	1,909	1,514	1,026

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended
	December 31,
	2016	2015	2014
	NIS in million
Cash flows from investing activities:
Initial consolidation of investment previously accounted for using equity method (a)	-	1,145	-
Acquisition of initially consolidated subsidiary (b)	-	(2,233)	-
Deconsolidation of previously consolidated subsidiary (c)	(105)	-	-
Investment return and proceeds from sale of investees	148	185	33
Investment in and loans to investees	(86)	(1,193)	(313)
Acquisition, construction and development of investment property	(4,594)	(3,338)	(3,273)
Investments in fixed assets	(26)	(15)	(23)
Proceeds from sale of investment property net of tax paid	1,465	1,164	2,651
Proceeds from sale of fixed assets	11	*)-	3
Grant of long-term loans	(119)	(61)	(56)
Collection of long-term loans	122	97	226
Short-term investments, net	(729)	(19)	(9)
Investment in financial assets	(130)	(529)	(274)
Proceeds from sale of financial assets and deposits withdrawal	737	360	267
Net cash used in investing activities	(3,306)	(4,437)	(768)
Cash flows from financing activities:
Issue of shares net of issue expenses	-	586	118
Repayment of loans granted for purchase of Company’s shares	*)-	*)-	-
Exercise of share options into Company’s shares	*)-	*)-	*)-
Capital issuance to non-controlling interests, net	1,348	2,284	2,365
Acquisition of non-controlling interests	(349)	(197)	(325)
Sale of shares to non-controlling interests net of tax paid	326	482	-
Dividend paid to equity holders of the Company	(295)	(328)	(318)
Dividend paid to non-controlling interests	(1,260)	(1,087)	(739)
Receipt of long-term loans	2,835	3,224	1,608
Repayment of long-term loans	(2,800)	(4,251)	(6,253)
Receipt (Repayment) of long-term credit facilities from banks, net	(77)	482	(261)
Receipt (repayment) of short-term credit from banks and others, net	(80)	428	377
Repayment and early redemption of debentures and convertible debentures	(1,855)	(2,582)	(1,284)
Issue of debentures and convertible debentures	3,131	5,624	3,768
Unwinding of hedging transactions	3	-	243
Net cash provided by (used in) financing activities	927	4,665	(701)
Exchange differences on balances of cash and cash equivalents	(70)	(267)	75
Increase (decrease) in cash and cash equivalents	(540)	1,475	(368)
Cash and cash equivalents at the beginning of the year	2,125	650	1,018
Cash and cash equivalents attributed to discontinued operations	(65)	-	-
Cash and cash equivalents at the end of the year	1,520	2,125	650

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial

GAZIT-GLOBE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

		Year ended
		December 31,
		2016	2015	2014
		NIS in million
(a)	Initial consolidation of investment previously accounted for using the equity method (Note 9f6)
	Working capital (excluding cash and cash equivalents):
	Current assets	-	(245)	-
	Current liabilities	-	360	-
		-	115	-
	Non-current assets	-	(13,375)	-
	Non-current liabilities	-	6,345	-
	Non-controlling interests	-	4,111	-
	Realization of capital reserves	-	452	-
	Realization of investment accounted for using the equity method	-	3,963	-
	Loss on revaluation of previous investment	-	(1,531)	-
	Gain from bargain purchase	-	1,065	-
	Increase in cash and cash equivalents	-	1,145	-
(b)	Acquisition of initially consolidated subsidiaries (Note 9c2)
	Working capital (excluding cash and cash equivalents):
	Current assets, net	-	(34)	-
	Non-current assets	-	(6,294)	-
	Non-current liabilities	-	4,758	-
	Non-controlling interests in initially consolidated subsidiary	-	139	-
	consolidated subsidiary	-		-
	Goodwill generated in the acquisition	-	(802)	-
	Increase in cash and cash equivalents	-	(2,233)	-

(c)	Deconsolidation of previously consolidated subsidiary (Note 9g)
	Assets and liabilities of consolidated subsidiaries at date of sale:
	Working capital (excluding cash and cash equivalents):	(79)	-	-
	Non-current assets	82	-	-
	Non-current liabilities	(305)	-	-
	Non-controlling interests	(18)	-	-
	Gain from sale of previously consolidated subsidiaries	164	-	-
	Capital reserves	51	-	-
	Decrease in cash and cash equivalents:	(105)	-	-

(d)	Significant non-cash transactions:
	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee	-	167	-
	Conversion, early redemption and interest payment of convertible debentures for subsidiary’s shares	202	175	66
	Acquisition of investment property against trade payables	334	-	-
	Sale of Investment property against providing a loan to the buyer	101	-	-
	Dividend payable to non-controlling interests	101	76	85
(e)	Additional information:
	Tax paid included under investing and financing activities	38	142	96

(f)	For details regarding cash flows attributed to discontinued operations, refer to Notes 9d and 9g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	The Company and its business activities

Gazit Globe, Ltd. (“the Company”), through its public and private investees ("the Group"), is engaged in the acquisition, development and management of supermarket-anchored shopping centers in over 20 countries throughout the world, focusing in growth urban markets. Furthermore, the group operates to explore and realize business opportunities by acquiring shopping centers and/or companies within its core business (including with partners) both in regions where it currently operates and also in new regions. Until January 2016, the Group operated in the development and construction sector primarily of residential projects in Israel and in Central-Eastern Europe (refer to Note 9g).

For details regarding the merger agreement between Equity One Inc. and Regency Central Corporation ("REG") in November 2016, for which Equity One Inc. is classified as a discontinued operation in these consolidated financial statements, see Notes 2ff, 8 and 9d.

The Company's securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker "GZT".

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. ("Norstar") through its wholly-owned subsidiary (collectively, "Norstar Group").

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company's financial reports according its share in the arrangement's assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company's account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements

Interested parties and Controlling Shareholders	-	As defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Related parties	-	As defined in IAS 24 (Revised).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: -	GENERAL (Cont.)

EQY	-	Equity One Inc., consolidated entity. (Note 9d)

FCR	-	First Capital Reality Inc., consolidated entity. (Note 9e)

CTY	-	Citycon Oyj, consolidated entity. (Note 9f)

ATR	-	Atrium European Real Estate Limited, consolidated entity. (Note 9c)

The reporting date	-	December 31, 2016.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the "function of expense" method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Furthermore, the financial statements are prepared in accordance with provisions of the Israeli Securities Regulations (Annual Financial Statement), 2010.

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, unless otherwise stated.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group's consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic	Main Considerations	Reference/Possible Effect
Existence of effective control

•     Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights

•     Degree to which the other holdings are diversified

•     Voting patterns at prior meetings of shareholders

Consolidation of financial statements or application of the equity method and relevant measurement impact– refer to Note 2c and Note 9d, e and f
Classification of Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property	Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2t
Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition	Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including goodwill and deferred taxes – refer to Note 2o
Reliable measurement of the fair value of investment property under development

•     Location of the property under development in a developed and liquid market

•     Existence of a reliable estimate of the construction costs

•    Availability of relevant regulatory consent for the utilization of the land rights, and applicable zoning, city plan and building permits exist

•     The lease up of a major percentage of the leasable areas

Measurement of investment property under construction at cost or at fair value – refer to Note 13
Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2z

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Key estimates and assumptions

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income - refer to Note 12 and Note 13
Impairment of goodwill	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments of group of cash-generation units to which the goodwill is allocated	Determination whether to record an impairment - refer to Note 2w and Note 15
Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition - refer to Note 9c and Note 33a
Recording of deferred tax assets and provision for income taxes.	Expectation of current and future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2y and Note 25p
Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss or in other comprehensive income – refer to Note 36b
Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28
Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition and costs recognized, refer to Note 2z
Provision for legal claims	In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.	Recognition of provision for legal claims based on the estimation of chances to be accepted, refer to note 26d

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. In assessing control, potential voting right are only considered if they are substantive. Financial statements are consolidated from the date control is obtained until the date that control ceases.

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

Below is part of the aspects considered by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights and the absence of other single entity beside the Group that holds a significant portion of the investee's shares.

3.	The non-controlling interests have no participating rights or other preferential rights, excluding standard protective rights.

The Company carry out ongoing evaluation to the existence of effective control over the investee according to the three components of control as defined on section 7 to IFRS10.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest of 43.9% in CTY at the reporting date (43.3% on fully diluted basis), the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY's shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings, enabling inter alia its ability to appoint the majority of the directors and indirectly, the senior management of CTY. In addition the Group has a voting agreement with other shareholders refer to Note 26a3.

2.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of 36.4% in FCR at the reporting date (34.5% on a fully diluted basis), wide diversity of public holdings of the remaining shares, the Group has ownership of a high voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and indirectly, the senior management of FCR. In accordance with securities laws in Canada any shareholder holding more than 20% of the Company's share capital may acquire in the stock exchange during a calendar year up to additional 5%, as for excess purchase a submission of general tender offer is required. It is clarified that this restriction does not apply in cases of share offerings by FCR and in off-market acquisitions. In April 2016, the shareholders’ agreement between the Company and Alony-Hetz, with respect to their holdings in FCR, was cancelled. The Company determined that the cancellation of the agreement had no effect on its ability to control FCR and thus no implication on the Consolidated Financial Statements. Subsequent to the reporting period, the Company entered in to an agreement with a syndication of underwriters for the sale of 9 million shares of FCR and also granted the underwriters an option to purchase up to an additional 1.35 million shares of FCR. After the completion of the sale, the Company holds 32.7% of the shares capital and voting rights in FCR (without exercising the option granted to the underwriters). Following the sale, the Company will deconsolidate FCR in its consolidated financial statements and will recognize its investment in FCR according to the Equity method. For details regarding the aforesaid sale, subsequent the reporting period, refer to Note 39a.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

3.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest and voting rights of 34.3% in EQY at the reporting date (34.2% on a fully diluted basis), wide diversity of public holdings of the remaining shares, restriction under EQY's charter on any other shareholder from holding above 10% interest in EQY, the Group has ownership of a high voting power of the participating voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and the senior management of EQY. Furthermore, according to EQY’s charter, a majority of at least 2/3 of the shareholders is required in order to assemble an extraordinary general meeting of the shareholders for the appointment of directors. As of December 31, 2016 the company held more than 1/3 of the voting rights, without the Company’s consent the possibility of replacing the existing directors is limited to the annual general meeting. On November 2016, EQY entered into a merger agreement with REG. Due to the agreement, EQY is classified as a discontinued operation in these consolidated financial statements and following the closing of the merger transaction, on March 1, 2017 the Company will deconsolidate EQY in its consolidated financial statements. The REG shares which will be held by the company will account as financial assets according to IAS39, Financial instruments: Recognition and Measurement.

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributed to the Company and non-controlling interests. Losses are attributed to non-controlling interests even if the non-controlling interests balance reported in the consolidated statement of financial position is negative.

In cases where the Company provides loans and/or guarantees for a subsidiary’s debts in excess of its percentage interest therein, the Company recognizes its equity in the comprehensive income/loss of the subsidiary in accordance with the percentage interest in the subsidiary. This notwithstanding, in the Statement of Changes in Equity, the Company makes a “reattribution” of the losses generated, so that the non-controlling interests are not presented at an amount that is less than the amount of financing to which they have committed.

When the Group acquires non-controlling interests the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

If the Company loses control of a subsidiary, it shall:

-	Derecognize the assets (including any goodwill) and liabilities of the subsidiary.
-	Derecognize the carrying amount of any non-controlling interest.
-	Derecognize adjustment resulting from exchange differences on translation recognized in equity.
-	Recognize the fair value of the consideration received.
-	Recognize any investment retained in the former subsidiary at its fair value.
-	Recognize amounts previously recognized in other comprehensive income on relation to that subsidiary on the same basis as would be required if the Company had directly disposed of the related assets or liabilities.
-	Recognize any requesting difference (gain or loss) in profit or loss attributable to the Company.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee's functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet item presented (including goodwill and purchase adjustments) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in other comprehensive income (loss).

Upon disposal of a foreign operation that leads to loss of control of a subsidiary, or in disposal of foreign operation accounted for equity method, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement. In addition, on partial disposal of a subsidiary that includes a foreign operation that does not leads to loss of control the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests.

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments’ activity is three years. The operating cycle of the investment property and of the construction works activities is one year. Accordingly, the assets and liabilities directly attributable to these activities are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment and do not meet the definition of cash equivalents. Deposits are presented in accordance with their terms of deposit.

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group Companies' managements, is doubtful. Furthermore, with respect to trade receivables for which no specific allowance was recognized, subject to materiality, an additional impairment is recognized estimated on a group base according to credit risks characteristics. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i.	Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

Inventory under construction is measure on cost basis. The cost includes borrowing costs that apply to financing the project until its completion, planning and designing costs, indirect construction cost that were allocated and other related costs.

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value and a corresponding liability is recognized for construction services.

Inventories of land include acquisitions by the Group in a transaction where the Group undertakes to pay cash based on the selling price of the units in the completed project. Such land is measured upon initial recognition by reference to the fair value of the property and the financial liability in respect of the expected future payments. In subsequent periods, the financial liability is adjusted based on the revised expected cash outflows. The changes in the fair value of the liability are recorded as project costs.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

j.	Receivables from construction contracts

Income receivable from construction contracts is separately calculated for each construction contract and presented in the statement of financial position at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the reporting date, whether settled or not settled. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects using a relevant basis.

When the amounts received for a particular project exceed total costs incurred with the addition of the total profits recognized and net or the total losses recognized, the net amounts received will be presented as a liability for customer advances.

k.	Financial instruments

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss comprise of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments. These derivatives are measured at fair value with changes in fair value recognized in the income statement.

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity ("the investments") are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables recognized based on their terms, normally at face value. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under "Decrease in value of financial investments", or under "loss from sale of marketable securities", as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

4.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right to offset needs to be legally enforceable not just during the normal course of business but also in the event of bankruptcy or insolvency of one the parties. In order for the right to offset to be currently available, it cannot be contingent on a future event, nor can there be periods during which it will not apply or events that will cause its expiration.

5.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term credit is disclosed according to it terms, usually in its nominal value.

6.	Compound financial instruments

Convertible debentures that were issued in the issuing company's functional currency which are unlinked to certain index and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component first based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

7.	Embedded derivatives

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

8.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

9.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

10.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

11.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired:

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized.

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes, inter alia, a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income to profit or loss. In subsequent periods, reversal of impairment loss is recognized as other comprehensive income.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross-currency swaps of principle and interest ("swap"), currency forward contracts and Interest Rate Swaps ("IRS") to hedge its risks associated with changes in interest rates and currency exchange fluctuations. Such financial derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

Subsequent to initial recognition, the financial derivatives are measured at fair value when losses or gains in respect of derivatives in respect of which the Company does not apply hedge accounting are charged as losses or gains in the statement of income.

Hedges qualify for hedge accounting, among others, when at inception of the hedging relationship there is a formal designation and documentation of the hedging relationship and of the Group's risk management objective and strategy for undertaking the hedge. Hedges are assessed on an ongoing basis to determine whether they are highly effective during the reporting period for which the hedge is designated. Hedges are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecasted transaction or firm commitment is no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received or paid are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of interest rate swap (IRS) the cash flows received or paid are classified in the statement of cash flow under operating activity.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

Fair value hedges

The fair value of a derivative (the hedged item) and the hedging item are recognized through profit or loss. When the derivative derogated, the adjustment to fair value that has not yet amortized is recognized at that date to profit or loss.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

n.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair measurement is based on the assumption that the transaction takes place in the principal market of the asset or the liability, or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumption that market participants will assume, at the time of pricing the asset or the liability that market participants act in their economic best interest.

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 36b.

Fair value measurement of a non-financial asset takes into account the ability of a market participant to generate economic benefits through making the highest and best use of the asset or by selling it to another market participant who will make the highest and best use of it.

The Group uses valuation techniques appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.
Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.
Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

For additional information regarding the fair value of assets and liabilities measured at fair value or that their fair value is disclosed, refer to Note 36b and c.

o.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree's net identifiable assets. The Direct acquisition costs are recognized immediately as an expense in profit or loss.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and are included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

p.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group's share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

The Group continues to apply the equity method in cases which the associate become a joint venture and vice versa. The Company applies the provision of IFRS 5 with regards to the investment or part of the investment in associate or Joint venture that is classified as held for sale. The remaining of the investment not classified as held for sale is still measured according to the equity method.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group's share in the net fair value of the associates or joint ventures' net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees.

The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

q.	Investment property

An investment property is property (land or a building or both) held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, borrowing costs used to finance construction, direct incremental planning and development costs and leasing costs.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group's managements that have extensive professional knowledge and deeply familiar with the type of assets and markets in which the Group operates. For further details refer to Notes 12 and 13.

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

r.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Buildings	2
Motor vehicles	15
Equipment	2.5-5	(mainly 5%)
Computers, software, office furniture, office equipment and other	6-33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

The useful life and the residual value of an asset are reviewed at least once at each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

s.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management's assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

t.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Operating leases - the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases - the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life or the lease period.

Operating leases - the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property - as part of the fair value adjustments).

Finance leases - the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized and replaced with a financial asset, "Receivables with respect to finance lease", at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

u.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Group reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that impairment has occurred.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For additional information, refer to Note 15.

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group examines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

v.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

When the parent company decides to realize part of its holdings in a subsidiary so that after the disposal the company is left with non-controlling interest, assets and liabilities attributed to the subsidiary are classified as held for sale by applying the provisions of IFRS 5, including classification as for discontinued operations.

A discontinued operation is an activity disposed or classified as held for sale as mentioned above, and it represents a business sector or geographical location of operations which is considered separate and major.

w.	Taxes on income

The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

2.	Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable. Any resulting reduction or reversal is recognized in profit or loss.

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT's policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group's interests in the REIT (further details are provided in Note 25b).

In situations where the Group holds single asset entities and where the manner in which the Group expects to realize the investment is by selling the shares of the single asset entity rather than by disposing of the asset itself, the Group recognizes deferred taxes both in relation to the temporary inside differences arising from the gap between the tax basis of the asset and its book value and, if relevant, also in relation to the outside temporary differences arising from the gap between the tax basis of the shares of the single asset entity and the share of the Group that holds the net assets of the single asset entity in the consolidated financial statements.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group's policy not to initiate dividend distributions that trigger additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

x.	Share-based payment transactions

The Group's employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments ("equity-settled transactions") and certain employees and officers are entitled to cash-settled benefits based on the increase in the Group companies’ share price ("cash-settled transactions").

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions (refer to Note 28) is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the "vesting period"), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

In cases where the Company performs modification of equity instruments granted ("modification"), which increases the aggregate fair value of the granted compensation or benefits the grantee, an additional expense in recognized incremental to the original expense, according to the fair value measured immediately before and after the modification ("incremental expense"). If the modification occurs during the vesting period, the incremental expense is recognized over the remainder of the vesting period, whereas if the modification occurs after the vesting date, the incremental expense is recognized immediately, or over the additional vesting period if applicable.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

y.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled in full within 12 month after the reporting date in which the employees provide the relevant services. Those benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable and subject to materiality, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

z.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line basis over the lease term as a reduction of revenues.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment. As for the land, the criteria are usually met once the possession in the land is transferred.

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group's ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs. If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable ("zero profit margin" presentation). An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

aa.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Levies imposed on the Company by government entities through legislation, are accounted for pursuant to IFRIC 21 according to which the liability for the levy is recognized only when the activity that triggers payment occurs.

cc.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development or redevelopment and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

As for investment property under development, measurement of these assets at fair value does not include the amount of borrowing costs incurred during their development period. The Group presents financing costs in profit or loss net of borrowing costs that had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures in respect of the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

dd.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

ee.	Disclosure of new IFRS's in the period prior to their adoption

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2018 or thereafter. Earlier application is permitted.

The Company is evaluating the effect of the adoption of IFRS 15 The Company believes that the adoption is not expected to have a material effect on the consolidated financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments (herein after-“The Standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

•	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

•	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value.

With regard to derecognition and financial liabilities, the Standard prescribes the same provisions as are required under the provisions of IAS 39 with regard to derecognition and financial liabilities for which the fair value option has not been elected.

The Standard is effective for periods beginning on or after January 1, 2018, with early adoption permitted. The Company is studying the effects of the Standard, The Company believes that the adoption is not expected to have a material effect on the consolidated financial statements.

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, "Leases", ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

According to the new Standard:

a.	In respect of all leases, lessees are required to recognize an asset against a liability, representing the right to use an underlying asset during the lease term in the statement of financial position (except in certain cases) similarly to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

b.	Lessees are required to initially recognize a lease liability for the obligation to make lease payments against right-of-use asset. Interest expenses and depreciation expenses will be recognized separately.

c.	Variable lease payments that are not CPI or interest dependent on performance or use (such as percentage of turnover) will be recognized as expenses by the lessees or as income by the lessors as incurred.

d.	In the event of change in variable lease payments that are CPI-linked, lessees will reevaluate the lease liability and the effect of the change will be carried to the right-of-use asset.

e.	The new Standard prescribes two exceptions according to which lessees are permitted to make an election, on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value or leases with a lease term of 12 months or less.

f.	Lessors' accounting treatment remains substantially unchanged, namely classification of the lease as finance lease or operating lease.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is simultaneously applied.

The new Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required.

The Company is studying the possible effect of the new Standard. At this stage, the Company is unable to quantify the impact of adoption on the consolidated financial statements.

ff.	Reclassified

On January 14, 2016, Gazit’s Development’s entire interest (held directly and indirectly) in the shares of Luzon Development and Energy Group Ltd. ("Luzon Group" formerly – U. Dori Group Ltd.) was sold. As a result of the sale, with effect from the first quarter of 2016, the Company ceased to consolidate Luzon Group’s activities in its financial statements. The comparative data with respect to Luzon Group’s results are presented separately as a discontinued operation.

On November 15, 2016, EQY, entered into a merger agreement with REG, a Real Estate Investment Trust (REIT), whose its securities are listed for trading on the NYSE. EQY will be merged with and into REG, resulting in REG being the surviving company. The merger transaction was completed on March 1, 2017. Following the merger agreement EQY is presented in these consolidated statements of financial position under section assets and liabilities classified as held for sale and in the consolidated statements of profit or loss under discontinued operations. The comparative data with respect to EQY results are presented separately as a discontinued operation. REG securities which are held by the Company, after the reporting period, will be recognized in the consolidate financial statements as financial instrument.

Regarding the impact of the reclassification on the consolidated financial statements, see Notes 9d and 9g below.

NOTE 2A: -	LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the "Concentration Law") was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. In the Company’s opinion the impact of the Concentration Law on the financial statements as of December 31, 2016 is not material.

In addition, due to the sale of the shares of Luzon Group in January 2016, the Group meets of the Concentration Law requirements with respect to interest held in the form of a pyramid structure.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2016	2015
	NIS in millions
Cash in banks and on hand	924	837
Cash equivalents - short-term deposits	596	1,288
	1,520	2,125

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 2%).

c.	Deposits in the amount of NIS 383 million earn annual interest at the rate of up to 13.9%, the rest of the deposits earn annual interest at the rate of up to 0.05%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 36.

NOTE 4a: - SHORT-TERM INVESTMENTS AND LOANS

a.	Composition

	December 31
	2016	2015
	NIS in millions
Loans:
Current maturities of long-term loans (1)	48	1
Loans	2	61
	50	62
Deposits:
Restricted cash in banks	-	88
Bank deposits (2)	3	30
Purchase contract deposits and others (3)	43	23
	46	141
	96	203

(1)	Loans granted by FCR, secured by properties, for further details refer to Note 10(a)(1).

(2)	Includes bank deposits that bear a negligible annual interest rate based on the respective term of the deposits.

(3)	Includes NIS 11 million purchase contract deposits which bear no interest and NIS 26 million restricted cash which bear no interest.

b.	As for the linkage basis of short-term investments and loans, refer to Note 36.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4b:- MARKETABLE SECURITIES

	December 31
	2016	2015
Fair value through profit or loss securities	NIS in millions

Shares	10	26
Debentures	27	8
	37	34
Securities available for sale (Note 11)	175	4
	212	38

NOTE 5: - TRADE RECEIVABLES

a.	Composition

	December 31
	2016	2015
	NIS in millions
Open accounts, net (see d and e below)	163	224
Checks receivable	-	11
Receivables for construction contracts	-	232
Total	163	467

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 36.

c.	In 2016 and 2015, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the allowance for doubtful accounts.

e.	Movement in allowance for doubtful accounts:

	December 31
	2016	2015
	NIS in millions
At the beginning of the year	111	48
Provision during the year	18	31
Repayment during the year	(3)	(4)
Write-down of accounts	(15)	(22)
Initially consolidated company	-	64
Transfer to assets held for sale due to discontinued operations	(15)	-
Translation differences	(3)	(6)
At the end of the year	93	111

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2016	2015
	NIS in millions
Government institutions	49	50
Prepaid expenses	90	124
Receivables from sale of real estate	2	80
Finance lease receivable	-	5
Interest receivable from joint ventures	11	32
Advances to suppliers	-	6
Co-owners in investees	3	23
Others (1)	174	43
	329	363

(1)	Includes restricted cash in ATR in total amount of NIS 109 million as security for the compensation arrangement, refer to Note 26d2.

b.	As for the linkage basis of other accounts receivable, refer to Note 36.

NOTE 7: - INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

			Advances from
	Inventory of lands and		customers and
	buildings		apartment buyers
	December 31
	2016	2015	2016	2015
	NIS in millions
Apartments under construction in Israel and Slovakia	-	(*522	-	(*326
Lands reserves in Canada	14	-	-	-
Total	14	522	-	326

*) In January 2016, all Luzon Group shares were sold. For further details see Note 9g.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: - ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	On November, 2016, EQY had entered into a merger agreement with REG. Following to the merger transaction EQY is presented as assets and liabilities classified as held for sale. The merger transaction was completed on March 1, 2017. For further details and for financial information of EQY attributed to discontinued operation, see Note 9d.

b.	Composition of assets held for sale:

	December 31
	2016	2015
	NIS in millions
Assets classified as held for sale- EQY (see Note 9d)	20,454	-
Investment property *)	568	798
Land	99	25
Others	11	3
	21,132	826

*)	Balance of assets held for sale is mainly comprised of non-core income producing properties in CTY and FCR.

c.	Liabilities attributed to assets classified as held for sale as of December 31,2016 primarily consist of liabilities arising from holdings in EQY (refer to Note 9d) and deferred taxes.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including purchase accounting adjustments):

	December 31
	2016	2015
	NIS in millions
Joint ventures (1)	1,580	2,000
Associates	116	116
	1,696	2,116
Loans (2)	401	880
	2,097	2,996

(1)	Includes, inter alia, joint ventures that manage, operate and develop income producing properties, and as of the reporting date includes NIS 700 in Czech Republic (2015- NIS 719 million), NIS 279 million in Sweden (2015- NIS 255 million), NIS 417 million in Canada (2015- NIS 451 million). Comparative data, includes Luzon Group investment in Ronson Europe N.V of NIS 182 million, investment in U. Dori Energy infrastructure Ltd. of NIS 71 million and investment in the United States of NIS 237 million, which is classified as assets held for sale.

(2)	Includes a loan of € 82 million (NIS 331 million) which bears a fixed annual interest rate of 6% and mature on January 2023.

b.	Group's share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2016	*) 2015	*) 2014
	NIS in millions
Loss - ATR (see section c)**)	-	(8)	(98)
Net income of other Joint Ventures	141	156	103
Other comprehensive income (loss)	1	21	(36)

Comprehensive income (loss)	142	169	(31)

*)	Reclassified, refer to Note 2ff.
**)	The above includes ATR data until its initial consolidation, as in section c2 below.

Associates

	Year ended December 31
	2016	*) 2015	*) 2014
	NIS in millions
Net income (loss)	1	16	(2)

*)	Reclassified, refer to Note 2ff.

Additional information regarding investees:

c.	Investment in ATR (a subsidiary)

1.	As of December 31, 2016, the Company owns 59.5% interest in ATR's share capital and voting rights (59.0% on a fully diluted basis). ATR's shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2016, the market price of ATR share was € 3.93 and ATR has approximately 376.7 million shares outstanding.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-INVESTMENTS IN INVESTEES (Cont.)

Carrying amount and market value of the investment in ATR:

	December 31, 2016		December 31, 2015
	Carrying	Market	Carrying	Market
	amount	value	amount	value
NIS in millions
Shares	4,510	3,564	4,555	3,134

2.	On January 22, 2015 (“acquisition date”) the Company acquired approximately 52.1 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from an entity that is part of the founders’ group of the consortium managed by CPI at a price of € 4.4 per share, for a total consideration of approximately € 229.1 million (NIS 1.05 billion) in an off-market transaction (“the acquisition”) and the agreement for joint control was terminated. As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling shareholder in ATR, and commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements.

As a result of the acquisition the Company recognized in 2015 a net loss from gaining control of approximately NIS 14 million, comprise of revaluation of previous investment in ATR at an amount of NIS 1,079 million (according to ATR share price at the acquisition date) net of gain from bargain purchase of ATR's shares at an amount of NIS 1,065 million, that was reported in other expense line item, at net amount.

In addition, the Company reclassified capital reserves (mainly translation reserve of foreign operation) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss before tax, at an amount of NIS 452 million to profit or loss. The net non cash impact on profit or loss was a loss of NIS 466 million.

3.	Summarized IFRS financial information of ATR -

Summarized statement of financial position -

	December 31
	2016	2015
	NIS in millions
Current assets	843	1,564
Non-current assets	11,915	12,363
Current liabilities	(583)	(507)
Non-current liabilities *)	(4,477)	(4,971)
Net assets	7,698	8,449

Allocted to:
Equity holders of the Company	4,510	4,555
Non- controlling interests	3,188	3,894
	7,698	8,449

*) Including acquisition-adjustments, net	155	177

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of the comprehensive income -

	Year ended December 31
	2016	2015	2014
	NIS in millions
Revenues	1,092	1,192	1,372
Net income (loss) *)	312	314	(256)
Other comprehensive income (loss)	15	43	(57)
Total comprehensive income (loss)	327	357	(313)

Allocted to:
Equity holders of the Company	178	178
Non- controlling interests	149	179
	327	357

Dividends to Non- controlling interests	280	196

*) Includes acquisition- adjustments amortization

Summarized statements of cash flows -

	Year Ended December
	2016	2015
	NIS in millions
Net cash provided by operating activities	398	472
Net cash provided by (used in) investing activities	43	(583)
Cash flows from financing activities	(941)	(729)
Exchange differences on balances of cash and cash equivalent	(12)	(5)
Decrease in cash and cash equivalents	(512)	(845)

4.	The outstanding share options of ATR as of December 31, 2016

Average
	exercise		Number of
	price per	Expiration	options (in
Series	share	date	thousands)*)
Options to employees and officers in ATR (2009 and 2013 plans)	€3.85	2017-2023	3,354

*)	As of December 31, 2016, 3,036 thousand share options are fully vested; These options includes share options granted to the Company’s Chairman of the Board who also serves as ATR’s Chairman of the Board.

5.	ATR operates a compensation plan for Group Executive Team and other key senior executives, of whom rights are granted for allotment of ATR shares, upon fulfillment of certain terms ("share allocation rights"). As of the reporting date 400 thousand units were allotted in the plan framework. In addition, ATR operates a plan for deferred shares units (DSU) to directors in lieu of salary, which can be converted into ATR ordinary shares. As of the reporting date, approximately 103 thousand deferred units (DSU) were allocated.

6.	During 2016, a wholly-owned subsidiary of the Company acquired, through exchange trades and off-exchange trades, 17.6 million ATR shares for a consideration of EUR 67 million (NIS 285 million). As a result of these acquisitions, the Company’s interest in ATR increased to 59.5% and the Company recognized an increase in equity in the amount of NIS 99 million, which was carried to capital reserves.

7.	As for lawsuits filed against ATR, refer to Note 26d.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

d.	Investment in EQY (a subsidiary)

1.	As of December 31, 2016, the Company owns a 34.3% interest in EQY's share capital and voting rights (34.2% on a fully diluted basis). EQY's shares are listed for trading on the New York Stock Exchange. As of December 31, 2016 the market price of EQY's share was U.S.$ 30.69 and EQY has approximately 144.9 million shares outstanding.

In November, 2016, EQY, entered into a merger agreement with REG, a Real Estate Investment Trust (REIT) pursuant to which EQY will be merged with and into REG, resulting in REG being the surviving company. Upon closing of the merger, EQY’s shareholders (including the Company) will receive, in lieu of their EQY shares, REG shares at an exchange ratio of 0.45 REG share for each EQY share, which reflects a premium of 13.7% for EQY’s shareholders above EQY’s market value as of the date of signing the mergers agreement. The merger transaction was completed on March 1, 2017 and the Company received 13.2% of the merged company and is REG’s largest shareholder. For details regarding the subsequent sale of 2.8 million shares of REG by the Company, refer to Note 39b. In addition, on the date of closing, three additional directors were appointed to REG’s board of directors: two independent directors on behalf of EQY and one director on behalf of the Company Mr. Chaim Katzman serves as the initial director and the non-executive Vice Chairman of the Board of REG.

Following the closing of the merger transaction, the Company will deconsolidate EQY and is expected to recognize a gain (net of taxes) of NIS 0.6 billion. The expected gain includes a loss which will be reclassified to profit or loss due to realization of reserves,The REG shares that will be held by the Company will be presented in its financial statements as a financial instrument available for sale, in accordance with International Accounting Standard No. 39, Financial Instruments.

As of December 31, 2016 EQY’s assets and liabilities are presented in the consolidated statements of financial positions as assets and liabilities of a disposal group, held for sale. EQY profit or loss is presented in the consolidated statement of income under income after tax from discontinued operations. Comparative information was reclassified in accordance with International Accounting Standard No. 5, "Non-current Assets Held for Sale and Discontinued Operations".

Carrying amount and market value of the investment in EQY:

	December 31, 2016		December 31, 2015
	Carrying	Market	Carrying	Market
	amount	value	amount	value
NIS in millions
Shares	4,995	5,857	4,617	5,258

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

2.	IFRS Financial information of EQY attributed to discontinued operation:

	December 31
	2016	2015
	NIS in millions
Current Assets
Cash and cash equivalents	65	85
Short-term investments and loans	6	14
Trade receivables	47	47
Other accounts receivable	99	23
Income taxes receivable	1	-
	218	169
Assets classified as held for sale	90	22
	308	191
Non-Current Assets
Equity-accounted investees	252	260
Other investments, loans and receivables	36	130
Financial derivatives	1	3
Investment property	19,693	17,957
Investment property under development	94	88
Fixed assets, net	9	13
Intangible assets, net *)	51	30
Deferred taxes	10	16
	20,146	18,497
	20,454	18,688
Current liabilities
Credit from banks and others	15	586
Trade payables	142	106
Other accounts payable	91	104
Income taxes payable	1	-
attributed to discontinued operation –	249	796
Non-current liabilities
Debentures	1,910	1,618
Interest-bearing loans from banks and others	3,498	3,115
Financial derivatives	4	8
Other liabilities	75	82
Deferred taxes *)	104	145
	5,591	4,968
Net assets	14,614	12,924
Allocated to:
Equity holders of the company	4,995	4,617
Non-controlling interests	9,619	8,307
	14,614	12,924

*)	Includes goodwill and adjustment for deferred tax liability (refer to Note 15).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Statements of comprehensive income attributed to discontinued operation –

	Year ended December 31
	2016	2015	2014
	NIS in millions
Rental income	1,385	1,341	1,188
Property operating expenses	348	353	315
Net operating rental income	1,037	988	873
Fair value gain from investment property and investment property under development, net	1,196	1,083	654
General and administrative expenses	(148)	(158)	(157)
Other income	9	4	2
Other expenses	(24)	-	(19)
Company’s share in earnings of equity-accounted investees, net	9	70	21
Operating income	2,079	1,987	1,374
Finance expenses	(246)	(245)	(250)
Finance income *)	1	3	3
Income before taxes on income	1,834	1,745	1,127
Taxes on income *)	195	245	110
Net income from discontinued operation, net	1,639	1,500	1,017
Other comprehensive income from discontinued operations	(9)	(4)	(13)
Total comprehensive income from discontinued operation	1,630	1,496	1,004
Allocated to:
Equity holders of the Company	452	478	588
Non-controlling interest	1,178	1,018	416
	1,630	1,496	1,004
Dividends to non-controlling interests	319	292	254

*)	Includes adjustments for deferred tax expenses, see Note 25b.

Cash flows statements attributed to discontinued operation and provided by (used in) activities–

	Year ended December 31
	2016	2015	2014
	NIS in millions
Net Cash provided by operating activities	732	668	539
Net Cash provided by (used in) investing activities	(842)	(724)	72
Net Cash provided by (used in) financing activities	92	33	(604)
Increase (decrease) in cash and cash equivalents	(18)	(23)	7

3.	In January 2016, Liberty International Holdings Limited ("LIH") converted its convertible units into 11.4 million EQY shares and sold EQY shares to the public through a public offering published by EQY in the United States. As a result of the conversion, the Group's interest in EQY decreased from 38.4% to 35.3% and the Group recognized an equity decrease during the first quarter of 2016 in the amount of NIS 51 million, which was carried to capital reserves.

4.	In February 2016, EQY early redeemed debentures in the amount of U.S.$ 101 million (NIS 394 million) that bear interest of 6.25% and whose original maturity date fell in January 2017.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

As a result of the early redemption EQY recognized a loss in the amount of U.S.$ 5.2 million (NIS 20 million) during the first quarter of 2016.

In addition, in July 2016, EQY early redeemed debentures in the amount of U.S.$ 117 million (NIS 450 million) that bear interest of 6.00% and whose original maturity date fell in September 2017. As a result of the early redemption, EQY recognized a loss from early redemption in the amount of U.S.$ 7.3 million (NIS 28 million) during the third quarter of 2016.

5.	In August 2016, EQY announced that it had adopted an ongoing equity issuance plan, within the framework of which a public offering would be made of up to 8.5 million ordinary share (which will constitute, after the offering, 5.6% of EQY’s share capital). The plan replaces the previous plan from November, 2015. In addition, on the same date, a wholly-owned subsidiary of the Company entered into an agreement with EQY granting the Company an option to acquire, in a private offering, up to 20% of the quantity of shares to be sold by EQY within the framework of the plan in any calendar quarter and, in any event, up to a quantity of 1,400 thousand EQY shares (constituting 16.47% of the total scope of the plan).

During the third quarter of 2016, EQY issued, within the framework of the aforesaid plan, 1.9 million shares for a total net consideration of U.S.$ 59 million (NIS 222 million). As a result of the issuance, the Group's interest in EQY decreased from 34.7% to 34.3% and the Group recognized an increase in equity of NIS 24 million, which was carried to capital reserves.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

e.	Investment in FCR (a subsidiary)

1.	As of December 31, 2016, the Company owns 36.4% interest in FCR's share capital and voting rights (34.5% on a fully diluted basis). FCR's shares are listed for trading on the Toronto Stock Exchange (TSX). As of December 31, 2016 the market price of FCR's share was C$ 20.67 and FCR has approximately 243.5 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR's potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

On March 2, 2017, 9 million FCR shares were sold by the Company, for further details regarding the sale, refer to Note 39a.

	December 31, 2016		December 31, 2015
	Carrying	Market	Carrying	Market
	amount	value	amount	value
NIS in millions
Shares	4,356	5,224	4,320	4,913

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2016	2015
	NIS in millions
Current assets	495	474
Non-current assets *)	25,496	22,856
Current liabilities	(2,079)	(1,260)
Non-current liabilities	(11,810)	(11,714)
Net assets	12,102	10,356
Allocated to:
Equity holders of the company	4,356	4,320
Non-controlling interests	7,746	6,036
	12,102	10,356

*) Includes goodwill, refer to Note 15

Summarized statements of comprehensive income -

	Year ended December 31
	2016	2015	2014
	NIS in millions
Revenues	1,960	2,001	2,103
Net income	1,125	629	642
Other comprehensive income (loss)	16	(24)	(28)
Total comprehensive income	1,141	605	614
Allocated to:
Equity holders of the Company	424	258	272
Non-controlling interests	717	347	342
	1,141	605	614
Dividends to non-controlling interests	369	328	325

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of cash flows -

	Year ended December 31
	2016	2015	2014
	NIS in millions
Net cash provided by operating activities	744	745	865
Net cash used in investing activities	(1,652)	(1,043)	(1,037)
Net cash provided by financing activities	948	194	213
Increase (decrease) in cash and cash equivalents	40	(104)	41

3.	FCR's share options outstanding as of December 31, 2016

	Average			Number of
	exercise			exercisable
	price per		Expiration	shares in
Series	share		date	thousands
Share options to employees and officers in FCR *)	C$	18.15	2017-2026	4,206

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board of the Company as part of his service on the board of FCR (see Notes 37(2)b). Including unvested options that are exercisable to 2,336 thousand shares.

4.	FCR operates plans for granting restricted share units (RSU), deferred share units (DSU) and performance share units (PSU) to officers and directors ("units"), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date 376 thousand units are available to be granted (regarding units that were granted to the Company’s Chairman of the Board and the Executive Vice Chairman of the Board as part of their service on the Board of FCR, see Notes 37(2)b). As of the reporting date, 746 thousand share units that were granted are unvested.

5.	During January 2016, the company sold 6.5 million FCR shares to the public in Canada for a consideration of C$ 117 million (NIS 326 million). As a result of the sale, the Group's interest in FCR decreased from 42.2% to 39.3% and the Group recognized an equity increase during the first quarter of 2016 in the amount of NIS 31 million, which was carried to capital reserves.

6.	In May 2016, FCR entered into an agreement with a consortium of underwriters to raise equity by means of the sale of 4.7 million shares at a price of C$ 21.10 per share and in the total amount of C$ 100 million (NIS 291 million). As part of the agreement, FCR granted the underwriters an option to acquire up to 711 thousand additional shares at the offer price. This option was exercised in full, resulting in the total offering consideration amounting to C$ 115 million (NIS 342 million). Following the offering, the Company’s holding interest in FCR decreased to 37.7% and the Group recognized an increase in equity of NIS 29 million, which was carried to capital reserves.

In addition, in August 2016, FCR entered into an agreement with a consortium of underwriters to raise equity by means of the sale of 6.64 million shares at a price of C$ 22.6 per share and in the total amount of C$ 150 million (NIS 445 million). As part of the agreement, FCR has granted the underwriters an option to acquire up to 996 thousand additional shares at the offer price. This option was exercised in full, resulting in the total offering consideration amounting to C$ 173 million (NIS 509 million). Following the offering, the Company’s holding interest in FCR decreased to 36.5% and the Group recognized an increase in equity of NIS 46 million, which was carried to capital reserves.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2016, the Company owns 43.9% interest in CTY's share capital and voting rights (43.3% on a fully diluted basis). CTY's shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2016 the market price of CTY share was € 2.34 and CTY has 890 million shares outstanding.

The Company consolidates CTY in its financial statements, although its potential ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

Carrying amount and market value of the investment in CTY:

	December 31, 2016		December 31, 2015
	Carrying	Market	Carrying	Market
	amount	value	amount	value
NIS in millions
Shares	4,094	3,693	4,133	3,934

2.	Summarized IFRS financial information of CTY

Summarized statements of financial position -

	December 31
	2016	2015
	NIS in millions
Current assets	558	385
Non-current assets *)	19,260	19,428
Current liabilities	(1,559)	(1,116)
Non-current liabilities	(8,909)	(9,156)
Net assets	9,350	9,541
Allocated to:
Equity holders of the company	4,094	4,133
Non-controlling interests	5,256	5,408
	9,350	9,541

*)	Includes goodwill, refer to Note 15.

Summarized statements of comprehensive income -

	Year ended December 31
	2016	2015	2014
	NIS in millions
Revenues	1,410	1,272	1,165
Net income *)	682	476	426
Other comprehensive income (loss)	164	(125)	28
Total comprehensive income *)	846	351	454
Allocated to:
Equity holders of the Company	363	148	196
Non-controlling interests	483	203	258
	846	351	454
Dividends to non-controlling interests	317	217	162

*)	Includes goodwill impairment, refer to Note 15.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flow statements -

	Year ended December 31
	2016	2015	2014
	NIS in millions
Net cash provided by operating activities	580	479	313
Net cash used in investing activities	(692)	(2,588)	(482)
Net cash provided by financing activities	64	2,043	157
Exchange differences on balances of cash and cash equivalents	(2)	19	(4)
Decrease in cash and cash equivalents	(50)	(47)	(16)

3.	The share options of CTY outstanding as of December 31, 2016

	Average		Number of
	exercise		exercisable
	price per	Expiration	shares in
Series	share*)	date	thousands*)
Options to plan employees and officers (2011 plan)	€2.47	2018	12,475

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, all of the share options are exercisable.

4.	In February 2015, CTY’s board of directors approved a performance share compensation plan, for the years 2015-2017, 2016-2018 and 2017-2019 pursuant to which up to 4,300 thousand shares would be allotted to officers and employees. Through the reporting date, units had been allotted under the plan for 2015-2017 and 2016-2018 that are exercisable into up to 1,271 thousand shares and up to 1,521 thousand shares, respectively, and their exercise is contingent on the allottee’s employment continuing until at least the end of 2017 and 2018, respectively and on the attainment of a minimum return per share. The compensation will be paid to the allottees primarily in shares, but also partly in cash. In addition, on the same date, CTY’s board of directors approved a compensation plan based on restricted share units (RSUs), in a scope of up to 500 thousand RSUs, to officers and employees, over a vesting period of two or three years, and which will be paid primarily in shares, but also partly in cash. Through the reporting date, 261 thousand shares had been allotted under the plan.

5.	During 2016, the Company acquired 4.6 million CTY shares for a consideration of EUR 9.6 million (NIS 40 million). As a result of the acquisitions, the Company’s holdings in CTY increased from 43.4% to 43.9% and the Group recognized in 2016 an increase in equity of NIS 10 million, which was carried to its capital reserves.

6.	Sektor’s acquisition by CTY and its initial consolidation

On July 14, 2015 ("acquisition date") CTY completed the acquisition of 100% of Sektor Gruppen (“Sektor”) share capital for a consideration amounting to € 1.5 billion (NIS 6.5 billion), comprising € 571 million (NIS 2.4 billion) in cash and the balance through the assumption and redemption of debt (the “acquisition”).

Sektor was a private company that focuses on the ownership, operation and development of supermarket-anchored shopping centers in Norway, where it was ranked the second largest operator in the sector. Sektor had a property portfolio comprising, as of the acquisition date, 20 properties (which are either wholly or mainly owned by Sektor), having a GLA of 400 thousand square meters, 4 properties in which Sektor holds a minority interest, 2 properties under leasehold and 8 properties under its management. Most of the properties (approximately 95%) are located in Norway’s three major economic centers (Oslo, Bergen and Stavanger). The total GLA of all the properties managed by Sektor amounts to 600 thousand square meters.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

CTY financed the acquisition by means of a rights offering as well as by means of a bridge loan in an amount of € 222 million (NIS 0.9 billion) through a bank syndicate. Furthermore, the banks that have extended finance to Sektor have consented to continue extending finance totaling € 671 million (NIS 2.8 billion) even after the transaction was closed. CTY issued debentures in order to replace Sektor’s existing indebtedness. In December 2015, CTY closed the funding of the transaction by means of obtaining a secured loan in an amount of EUR 140 million, which replaced Sektor’s existing loans. CTY has entered into a currency-forward transaction, to hedge its currency exposure regarding its commitment for the acquisition’s closing payments, whose settlement was recognized as part of the acquisition cost.

g.	Discontinued operation-Investment in Luzon Group

On January 14, 2016, Gazit’s Development’s entire interest in the shares of Luzon Group was sold, mainly within the framework of an off-exchange trade, for a total consideration of NIS 10.7 million. As a result of the sale, with effect from the first quarter of 2016, the Company ceased to consolidate Luzon Group’s activities in its financial statements.

As a result of the sale of Luzon Group’s shares as referred to above, the Company, in its financial statements as of March 31, 2016, presented its investment in the aforesaid capital notes and loans of Luzon Group at their fair value in the amount of NIS 135 million. Accordingly, in the first quarter of 2016, the Group recognized a net loss from selling the shares, due to impairment of the capital notes and loans, including the realization of capital reserves on translation of foreign operations at the amount of NIS 230 million (the Company's share – NIS 195 million). In the financial statements as of December 31, 2016, the investment in the capital notes and the loans granted to Luzon Group are presented at fair value and at amortized cost, respectively, in a total amount of NIS 137 million. For further details refer to Note 10(5). The net loss from the sale of Luzon Group as stated is presented separately as a discontinued operation in the financial statements. The comparative data with respect to Luzon Group’s results are presented separately as a discontinued operation.

Below are the results of operations relating to discontinued operation*:

	Year ended December 31
	2015	2014
	Audited
	NIS in millions

Revenues from sale of buildings, land and construction works performed	1,153	1,354

Cost of buildings sold, land and construction works performed	1,249	1,657

Gross loss	(96)	(303)

General and administrative expenses	(68)	(75)

Other expenses	(3)	(5)

Company’s share in earnings of equity-accounted investees, net	8	(12)

Operating loss	(159)	(395)

Finance expenses	(21)	(31)

Finance income	9	10

Taxes on income	(17)	(13)

Loss from discontinued operation, net	(188)	(429)

Attribute to:	(98)	(180)

Equity holders of the Company	(90)	(249)

Non-controlling interest	(188)	(429)

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Below is the net cash flows relating to discontinued operation and that provided by (used in) activities:

	Year ended December 31
	2015	2014
	Audited
	NIS in millions
Net cash used in operating activities	(132)	(371)
Net cash provided by investing activities	46	3
Net cash provided by (used in) financing activities	(146)	63
Decrease in cash and cash equivalents	(232)	(305)

*)	Results of discontinued operation for the year ended December 31, 2016, was immaterial since the operation was sold on January 14, 2016.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

h.	Supplementary information for other operating subsidiaries owned by the Company:

		Holding stake in	Investment	Loans and
	Country of	equity and in	carrying	Capital
December 31, 2016	incorporation	voting rights	amount	bills
		%	NIS in millions
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	141	216
Gazit Globe Israel (Development) Ltd. *)	Israel	100	111	2,009
Gazit Brazil Ltd.	Brazil	100	2,276	24

		Holding stake in	Investment
	Country of	equity and in	carrying
December 31, 2015	incorporation	voting rights	amount	Loans
		%	NIS in millions

Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	170	221
Gazit Globe Israel (Development) Ltd.*)	Israel	84.65	221	1,900
Gazit Brazil Ltd.	Brazil	100	1,403	20

*)	In March 2016, the Company, a company controlled by Mr. Ronen Ashkenazi, who owns 15.3% of the shares of Gazit Development (“Ashkenazi's Company”) and Gazit Development entered into an agreement pursuant to which Gazit Development has granted the Company an interest bearing perpetual capital note in an amount of NIS 375 million that bears interest at the rate of Prime plus 2.5% (which is payable only on the date of a dividend distribution or upon liquidation). The capital note is convertible into shares of Gazit Development any time after the elapse of 24 months from the date of its issuance. In parallel, Gazit Development has repaid the balance of its debt to the Company in an amount of NIS 375 million, whose due date for repayment was due by December 31, 2016.

In October 2016, the Company, Gazit Development and Ashkenazi's Company entered into an agreement (based on accords that the parties reached in May 2016), whereby, inter alia, it has been agreed that the holdings of Ashkenazi's Company in Gazit Development will be acquired by the Company. In addition, it has been agreed that Gazit Development, directly and indirectly, will sell to Ashkenazi's Company its rights in two plots of land, an office building in Israel (for which Ashkenazi's Company will be entitled to receive partial funding from Gazit Development) and some of the shares of a subsidiary that owns real estate in Bulgaria (with the balance of the shares continuing to be indirectly owned by Gazit Development), these properties are not part of the Company’s core operations. In December 2016 the parties closed the transaction and as of this date the Company owns all the shares of Gazit Development. Moreover, in accordance with the accords between the parties, Mr. Ashkenazi has terminated his service as CEO of Gazit Development. As a result of the aforementioned acquisition agreement, the company recognized a decrease in equity in the amount of NIS 15 million, which was carried to capital reserves.

i.	The applicable laws in some of the investee's jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include, inter alia, a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. As of December 31, 2016 the Group does not consider any of these customary conditions to be a significant restriction.

j.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2016	2015
	NIS in millions
Loans to co-owners in development projects (1) (2) (3) (5)	671	400
Finance lease receivable	-	81
Receivables for construction contracts	-	105
Other non-current deposits (4)	551	21
Governmental institutions	19	84
Tenants and Others	30	64
	1,271	755
Less - current maturities	48	1
	1,223	754

(1)	Includes loans and mortgages amounted to C$ 147 million (NIS 420 million) granted by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual effective interest rate of 6.9% which mature in the years 2017-2023.

(2)	Includes unsecured loans to third parties, loan amounted to € 3 million (NIS 12 million) that bears interest rate of Euribor + 1.5% in addition, includes a secured loan amounted to € 6 million (NIS 23 million) that bears annual interest rate of 6%.

(3)	Includes an amount of NIS 69 million that bears annual interest of 3.75% for Ashkenazi's Company which is entitled to receive partial funding from Gazit Development in the sale of its rights in two plots of land, an office building in Israel as part of agreement to purchase the interests of the Ashkenazi company in Gazit Development by the Company and includes credit facility to Gazit Development in the amount of NIS 15 million that bears an average annual interest rate of 4.74%. As of December 31, 2016 NIS 10 million was utilized out of the credit facility and as of the date of approval of the financial statement the whole amount was utilized.

(4)	Includes a non-interest bearing deposit of approximately C$ 189 million (approximately NIS 539 million), deposited under an agreement for the acquisition of an investment property in FCR, the deposit bears interest rate of 4.5% until the purchase closing date.

(5)	Including the investment in the capital notes, which is presented at fair value, and loans to Luzon Group presented at depreciated cost, aggregating NIS 137 million.

In December 2016, Gazit Development entered into a transaction with Luzon Group and the controlling shareholder therein for the liquidation of its remaining investment in Luzon Group. Pursuant to the principals of the transaction, upon completion of the transaction: (a) Luzon Group will issue NIS 120 million par value of unsecured marketable debentures to Gazit Development in lieu of the credit facility in the same amount previously extended by Gazit Development to Luzon Group. Without prejudice to the blocking provisions of the Securities Law and related regulations, the aforesaid debentures will be blocked for sale on the Stock Exchange until June 30, 2018 (subject to breach or insolvency events in Luzon Group); (b) Gazit Development will convert part of the convertible component of the capital notes that it holds into shares in Luzon Group at the original conversion rate (NIS 1.3130 per share), to the effect that, following the conversion, Gazit Development will hold 15% of the share capital in Luzon Group (taking into account shares that would be held by Gazit Development as a result of the conversion of the interest component of the aforesaid credit facility), subject to an undertaking by Gazit Development not to exceed a holding of 17% in the share capital of Luzon Group); (c) the balance of the convertible note will be reduced to approximately NIS 108 million (instead of NIS 125 million), convertible into 26% of the share capital in Luzon Group, and will be entitle Gazit Development solely to conversion (at the original conversion rate) as well as the right to receive the balance of the capital note upon liquidation, in preference to the equity holders, The amount deducted from the capital note (approximately NIS 17 million) will be added to the non-convertible portion of the capital note; (d) the non-convertible capital notes (aggregating approximately NIS 387 million) will be sold to the controlling shareholder in Luzon Group in consideration of NIS 1 and will not confer upon him any rights in relation to the Company, other than the receipt of the balance of the capital notes

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

upon liquidation, solely as an equity holder and in subordination to the share-holding public of Luzon Group; (e) the controlling shareholder in Luzon Group will grant Gazit Development a non-transferable put option, for a period of one year from the date of completion of the transaction, in relation to 10 million shares that it holds, this at a price of NIS 0.45 per share; (f) Luzon Group will undertake not to carry out a distribution until December 31, 2018; (g) Luzon Group and subsidiaries that are under its control will issue waivers to Gazit Development and related entities (including the Company) in respect of and claims pertaining to Luzon Group, the cause of which arose and/or originated in the period prior to the signing of the agreement (subject to exceptions), and the Company and Gazit Development will issue a corresponding waiver to Luzon Group and its subsidiaries.

The completion of the transaction is subject to the fulfillment of suspending conditions, including obtaining the approval of the boards of directors of the Company and Luzon Group, and the obtaining of regulatory approvals for the issue of the debentures under a prospectus, as well as the approval of the Tax Authority, this by May 31, 2017 (or a later date, as shall be determined by the parties).

Additionally, shortly after the signing of the agreement, Luzon Group issued approximately to 3.6 million shares to Gazit Development, representing 1.5% of the share capital of Luzon Group, this in respect of interest accrued and unpaid on the credit facility until December 31, 2016, at a price per share of NIS 0.9. Additional shares will be issued to Gazit Development, at the same price, for any additional interest accrued as above until the date of completion.

b.	Maturity dates

	December 31
	2016	2015
	NIS in millions
Year 1 - current maturities	48	1
Year 1 – acquisition of investment property	539	-
Year 2	39	299
Year 3	309	11
Year 4	45	239
Year 5	79	36
Year 6 and thereafter	212	169
	1,271	755

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 36.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2016	2015
	NIS in millions
Securities traded in Brazil (1)	-	316
Securities traded in Europe (2)	170	-
Shares traded in Canada	5	4
Participating units in private equity funds (3)(4)	384	455
	559	775
Classified within current assets (2)	175	4
Classified within non-current assets	384	771
	559	775

(1)	During 2016 the Company sold its holding in BR Malls Participacoes S.A., a public company for investments in shopping centers, which is one of the largest in this sector in Brazil, in consideration of BRL 532 million (NIS 611 million) and recognized profit of BRL 109 million (NIS 125 million).

(2)	The financial assets available for sale of ATR include a diversified portfolio of traded shares with less than 1% holding interest in each of the investments. Financial assets available for sale are presented at fair value of EUR 42 million (NIS 170 million), based on quoted prices in active markets (level 1 in the fair value hierarchy).

(3)	Includes an amount of NIS 73 million in an investment at an effective interest rate of 4.3% of participation certificates in a corporate which holds a shopping center in Brazil.

(4)	In August 2007, the Company entered into an investment agreement with HIREF International LLC, an Indian real estate investment fund registered in Mauritius (the "Fund"). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited ("HDFC") group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund's articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2016, the Company's outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 57 million). As of December 31, 2016 approximately U.S.$ 51 million (NIS 195 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2016, the Fund has investment agreements for 10 projects with a total investment of U.S.$ 442 million which as of the reporting date it was fully invested.

The fair value of the investments is derived from the Fund's Net Asset Value as presented in the Fund's financial statements prepared according to IFRS, and amounts to NIS 288 million and NIS 373 million as of December 31, 2016 and 2015, respectively.

The exposure of the investment's fair value to market inputs mainly results from the currency exchange of Indian Rupee and U.S. dollar. A decrease of 5% in the exchange rate will decrease the investment fair value in NIS 14 million, and an increase of 5% in the exchange rate will increase the investment fair value in NIS 15 million.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY

a.	Movement

	December 31
	2016	2015
	NIS in millions
Balance as of January 1	71,404	57,594
Acquisitions and capital expenditures	4,348	2,612
Initially consolidated subsidiaries	-	17,597
Transfer from investment property under development, net	775	639
Dispositions	(1,440)	(1,877)
Transfer to assets held for sale due to discontinued operation	(19,754)	-
Valuation gains, net *)	2,189	1,111
Foreign exchange differences	(972)	(6,272)
Balance as of December 31	56,550	71,404

Composition:
Investment property	55,982	70,606
Assets classified as held for sale (Note 8)	568	798
	56,550	71,404

*)	In 2016, includes a revaluation from discontinued operation, includes a net revaluation gain of NIS 1,196 million which was recognized in profit or loss as part of net income from discontinued operations, net. In 2015-NIS 62 million which was recognized in profit or loss as part of net capital loss from selling a disposal group.

b.	Investment properties primarily consist of shopping centers and other retail sites, including properties under redevelopment and extension. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued (53.1% as of December 31, 2016 and 68.6% during 2016 - in fair value terms) as well as by the Group companies managements. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method ("DCF"), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the "Red Book"), in addition to the local rules of valuation in the territories in which the Group operates.

The valuations of properties that were appraised by income method or discounted cash flows are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts and renewal for rent contracts. In determining the property's fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2016, there were no transfers of investment property from level 3 and to level 3.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates (Cap Rates) and the average monthly market rent per square meter implied in the valuations of the Group's properties in its principal areas of operations:

			Central and
		Northern	Eastern
	Canada	Europe	Europe *)	Israel
Average cap rates	%
December 31, 2016	5.5	5.5	**)7.0	7.0
December 31, 2015	5.7	5.7	**)7.3	7.2

Monthly average market rent per square meters	C$	EUR	EUR	NIS
December 31, 2016	-	26.1	13	133
December 31, 2015	-	25.1	13	132

*)	Market rent, as customary in these markets, excludes management fees.

**)	Excluding property under joint venture and assets held for sale- 7.2% (2015– 7.4%).

The valuation of the Group's investment properties in Canada is mainly through the Income Method, therefore the impact of the change in monthly average market rent per square meter is minor and not disclosed above. For sensitivity analysis of net operating income, refer to the table below.

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

			Central and
		Northern	Eastern
	Canada	Europe	Europe	Israel
December 31, 2016	NIS in millions
Increase of 25 basis points in capitalization rate	(964)	(768)	(349)	(83)
Decrease of 25 basis point in capitalization rate	1,083	841	377	90
Increase of 5% in net operating rental income (NOI)	1,181	883	491	122
Increase of 5% in average market rent	-	1,196	549	140

d.	Investment properties under leasehold

As of December 31, 2016 the Group has 9 properties with aggregate fair value of NIS 2.0 billion held under an operating ground lease (2015 - 17 properties valued at NIS 2.8 billion) and 21 properties with aggregate fair value of NIS 5.2 billion held under a finance ground lease (2015 - 23 properties valued at NIS 5.4 billion).

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2016	2015
	NIS in millions
Balance as of January 1	2,612	1,740
Acquisitions and development costs	454	567
Initially consolidated subsidiary	-	1,671
Transfers to investment property	(470)	(639)
Transfer to assets held for sale due to discontinued operation	(94)	-
Transfer from inventory (to inventory)	(15)	12
Dispositions	(121)	(40)
Valuation losses, net	(122)	(338)
Foreign exchange differences	(32)	(361)
Balance as of December 31	2,212	2,612

Composition:
Lands held for sale (note 8)	99	25
Land for future development	1,538	1,791
Investment property under development	575	796
	2,212	2,612

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group companies’ managements and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above.

Lands for future development are measured at fair value, using among other the Comparative Method (65.4% in fair value terms). In the implementation of the Comparison Method, the external appraisers and Group companies’ managements rely on market prices of similar properties, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2016 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2016, the fair value of approximately 67.6% of the investment property under development and lands has been assessed by external appraisers (approximately 67.6% during 2016), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the external appraisers.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

c.	During 2016, the Group capitalized to property under development borrowing costs amounting to NIS 89 million (in 2015 - NIS 135 million) and direct incremental costs, including payroll expenses, amounting to NIS 20 million (in 2015 - NIS 25 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and land that are immaterial to the financial statements (impact on pre-tax income (loss)):

			Central and
		Northern	Eastern
December 31, 2016	Canada	Europe	Europe	Israel

Increase of 5% in expected project cost	(10)	(1)	(55)	(3)
Increase of 5% in expected NOI	-	11	56	-
Increase of 25 basis points in capitalization rate	-	(11)	(32)	-
Decrease of 25 basis points in capitalization rate	-	12	38	-

Increase of 5% in the selling price per sq.m	-	-	19	15

e.	As of December 31, 2016, the group owns 9 land plots under leasehold (2015-10 land plots) with a total value of NIS 620 million (2015 - NIS 717 million).

f.	As for charges, refer to Note 29.

NOTE 14:- FIXED ASSETS, NET

a.	Composition

	December 31
	2016	2015
	NIS in millions

Buildings	28	27
Construction equipment	-	31
Software, computers and office equipment	66	58
Other (mainly leasehold improvements)	58	54
	152	170

b.	Regarding depreciation expenses recognized in profit or loss, refer to Note 32.

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- INTANGIBLE ASSETS, NET

Composition

	December 31
	2016	2015
	NIS in millions

Goodwill (1) (2)	735	819
Value attributed to assets managed and leased (3)	72	75
Other	8	6
	815	900

(1)	The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2016	-	702	33	735
December 31, 2015	53	733	33	819

Movement in goodwill for the year ended December 31, 2016:

NIS in
millions
Balance as of January 1	819
Reclassification to held for sale due to discontinued operation (Note 9d1)	(52)
Impairment of goodwill	(23)
Foreign exchange differences	(9)
Balance as of December 31	735

(2)	Goodwill has been predominantly recognized due to the acquisition of Sektor by CTY in 2015 and from acquisition of non-controlling interests and through the Group's participation in share offerings in FCR. The goodwill was allocated to the cash generating units and for each, the recoverable amount was determined as of the reporting date. In respect of FCR the recoverable amount is determined based on the market price of the shares.

In 2016, CTY recognized goodwill impairment in an amount of NIS 18 million, due to a reduction in a similar amount in the balance of deferred tax provision which is due to the decrease of tax rate in Norway, which explains part of the goodwill as referred to above. Furthermore, the Company recognized goodwill impairment in the amount of NIS 5 million in CTY.

(3)	Attributed to assets recognized as part of the business combination with Sektor in their fair value in respect of investment properties owned by third party that are managed by the Group as well as properties leased under finance lease by the Group.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted
		average
		interest rate
		December 31	December 31
		2016	2016	2015
	Denomination	%	NIS in millions
Credit from banks:	CPI Linked NIS *)	-	-	113
	Unlinked NIS *)	3.0	114	162
	C$ *)	1.4	45	74
	€ *)	1.1	27	6
	Norwegian Krone
	*)	2.3	14	-
Credit from other financial institutions:	€ *)	0.3	152	602
	Swedish Krona *)	0.1	423	109
			775	1,066
Less - deferred costs			-	(4)
Total short-term credit			775	1,062

*)	Variable interest.

b.	As for charges, see Note 29.

NOTE 17:- CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2016	2015
	Note	NIS in millions
Current maturities of debentures	20	2,047	1,415
Current maturities of debentures fully redeemed *)	20	321	-
Current maturities of convertible debentures	21	296	-
Current maturities of interest bearing non-current liabilities	22	379	864
		3,043	2,279

*) On December 31, 2016 there was the date of final redemption of debentures (series B and F) of the Company. The debentures were fully redeemed in January 2017 since the redemption date falls on a non-business day, therefore the actual payment accrued on the first business date afterward.

NOTE 18:- TRADE PAYABLES

a.	Composition

	December 31
	2016	2015
	NIS in millions
Open accounts and accrued expenses	375	765
Checks payable	2	68
	377	833

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 36.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2016	2015
	NIS in millions
Interest payable	519	450
Government institutions	72	77
Deferred income and deposits from tenants	229	242
Employees	99	127
Dividend payable to non-controlling interests	101	76
Payables for real estate transactions	334	102
Warranty and loss provision	-	52
Other provisions (including for legal proceedings)	235	109
Accrued expenses	205	222
Other payables	26	64
	1,820	1,521

b.	As for linkage basis of other accounts payable, see Note 36.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES

a.	Composition

			Outstanding
			par	Nominal	Effective	Carrying amount
			value	Interest	interest	December 31
			amount	rate	rate	2016	2015
			NIS			NIS
	item	Denomination	in millions	%	%	in millions
The Company:
Debentures (series A)		U.S.$	44	6.50	6.18	35	88
Debentures (series B)			€-	1.98	2.07	-	44
Debentures (series C) *)		Israeli CPI	501	4.95	4.88	616	788
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,431	2,440
Debentures (series E) *)		NIS **)	556	0.80	1.32	553	551
Debentures (series F) *)		NIS	-	6.40	6.73	-	284
Debentures (series I) *)		Israeli CPI	479	5.30	5.58	557	1,006
Debentures (series J) *)	b4	Israeli CPI	698	6.50	5.76	794	818
Debentures (series K)*)	b2	Israeli CPI	2,654	5.35	4.35	2,860	2,890
Debentures (Series L) *)	b1	Israeli CPI	2,958	4.00	3.67	3,038	3,046
Total of the Company ***)						10,884	11,955
Consolidated companies:
EQY debentures		U.S.$	-	4.75	4.79	-	2,012
FCR debentures	c	C$	7,270	4.57	4.63	7,260	6,316
CTY debentures	d		€6,625	2.74	2.81	6,575	5,422
CTY debentures	d	Norwegian Krone	623	3.90	3.90	620	615
CTY debentures	d	Norwegian Krone **)	556	2.70	2.72	554	549
ATR debentures	e		€3,386	3.78	3.79	3,473	3,738
Luzon Group debentures		Israeli CPI	-	5.32	5.04	-	288
						29,366	30,895
Less - current maturities of debentures						2,047	1,415
						27,319	29,480

*)	As for cross-currency swap transactions entered in respect of part of the debentures, see Note 37c.
**)	Variable interest.
***)	Less – amount of NIS 3 million discount recognized in a wholly-owned subsidiary.

Maturity dates

	December 31, 2016
						Year 6
						and
	Year 1	Year 2	Year 3	Year 4	Year 5	thereafte	Total
Denomination	NIS in millions
NIS	553	-	-	-	-	-	553
NIS linked to Israeli CPI	172	1,322	1,489	1,158	973	5,182	10,296
U.S.$	35	-	-	-	-	-	35
C$	712	426	426	499	497	4,700	7,260
	€575	-	-	3,356	-	6,117	10,048
Norwegian Krone	-	-	-	-	554	620	1,174
	2,047	1,748	1,915	5,013	2,024	16,619	29,366

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

b.	Additional information on the Company's debentures

1.	The Company has outstanding debentures (series L), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders' equity (excluding non-controlling interests), would trigger immediate redemption. In addition, it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

2.	The Company has outstanding debentures (series K), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder's equity (net of non-controlling interests) would trigger immediate redemption. In addition it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

3.	During 2016, the Company repurchased debentures with a par value of NIS 77 million (Series A,B,C,F and I) through market trades for a consideration of NIS 88 million. The purchase had no material impact on the Company's financial statements. The repurchased debentures were cancelled and delisted.

4.	On August 3, 2016 reaffirmed S&P Maalot the credit rating of all of the outstanding debentures of the Company at 'ilAA-', with a stable outlook.

On November 22, 2016 reaffirmed Midrug the credit rating of all of the outstanding debentures of the Company at Aa3, with stable outlook.

5.	For a charge recorded to secure repayment of debentures (series J), see Note 29(1).

c.	FCR debentures

In 2016 FCR issued to the public in Canada C$ 300 million par value (NIS 882 million) unsecured debentures (series T) which bear a fixed annual interest rate of 3.56% and payable in one installment on May 6, 2026.

FCR committed to maintain a ratio of total debt to total assets that will not exceed 65% and a ratio of unsecured assets (not included properties under development) to unsecured debt that should not be less than-1.3. In addition, a change of control in FCR as defined in the agreement would trigger an immediate redemption. As of the reporting date, FCR is in compliance with the above covenants.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

d.	CTY debentures

1.	In August 2016, CTY issued to the public EUR 350 million par value (NIS 1.5 billion) of unsecured debentures, which bear annual interest at a rate of 1.25% and are due for repayment on September 8, 2026.

2.	Within the framework of the debenture offering, CTY committed to maintain a ratio of total debt to total value of assets and a ratio of secured debt to total value of assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the reporting date, CTY is in compliance with these covenants.

e.	ATR debentures

1.	Within the framework of the debenture offering, ATR committed to maintain a ratio of total debt to total value of assets and a ratio of secured debt to total value of assets that will not exceed 60% and 40%, respectively. In addition, Minimum consolidated debt coverage ratio (adjusted EBITDA to interest expenses) of no less than 1.5 and a ratio of consolidated unencumbered assets to consolidated unsecured debt of no less than 150%. As of the reporting date, ATR is in compliance with these covenants.

2.	For a charge recorded to secure repayment of debentures (series 2005), see Note 29(2).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES

a.	Composition

		Outstanding
		par	Nominal	Effective	Carrying amount
		value	Interest	interest	December 31
		amount	rate	rate	2016	2015
		NIS			NIS
	Denomination	in millions	%	%	in millions

FCR (series E,F,I,J)	C$	606	4.96	*)6.12	592	921
Less - current maturities					296	-
					296	921

*)	Weighted average interest rate.

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2016:

		Nominal	Effective	Conversion	Outstanding	Year of
		Interest	interest	price per	par value	final
Issue date		rate	rate	share	amount	maturity
series		%	%	C$	C$ millions
2011	E	5.40	6.90	22.62	54.7	2019
2011	F	5.25	6.07	23.77	51.6	2019
2012	I	4.75	6.19	26.75-27.75	51.2	2019
2013	J	4.45	5.34	26.75-27.75	55.2	2020
					212.7
Less - current maturities					106.3
					106.4

According to the terms of the convertible debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average price of FCR's Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

During 2016, FCR paid all of its convertible debentures interest in total amount of C$ 13.6 million payments through issuance of 0.7 million shares of FCR (in 2015, FCR issued 1.0 million shares as an interest payment), according to its aforementioned policy.

In 2016, FCR redeemed convertible debentures (series G and H) in the amount of C$ 121 million (NIS 352 million) at their par value plus accrued interest and were settled in cash (50%) and shares (50%).

For details regarding FCR early redemption of convertible debentures (series E and F), after the reporting date, see Note 39d.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM BANKS AND OTHERS

a.	Composition

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2016
Banks	363	299	3,162	2,427	1,019	2	443	7,715
Other financial institutions	168	-	-	679	-	-	-	847
Total	531	299	3,162	3,106	1,019	2	443	8,562
Current maturities	11	2	334	24	6	2	-	379
Net of current maturities	520	297	2,828	3,082	1,013	-	443	8,183
December 31, 2015
Total	526	232	3,949	4,949	1,371	390	904	12,321
Net of current maturities	515	135	3,409	4,741	1,365	388	904	11,457

The composition of classification of loans by fixed or variable interest rate:

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2016
Fixed interest rate	531	-	2,815	679	-	2	-	4,027
Weighted average effective interest rate (%)	2.5	-	4.4	5.8	-	9.3	-
Variable interest rate	-	299	347	2,427	1,019	-	443	4,535
Weighted average effective interest rate (%)	-	3.3	2.5	2.8	3.3	-	2.5

b.	Maturity dates

	In NIS	In NIS
	linked	non				Swedish	Norwegia
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2016
Year 1 - current maturities	11	2	334	24	6	2	-	379
Year 2	11	2	627	205	111	-	-	956
Year 3	351	2	398	1,533	414	-	-	2,698
Year 4	4	207	186	759	79	-	-	1,235
Year 5	1	86	320	24	409	-	443	1,283
Year 6 and thereafter	153	-	1,297	561	-	-	-	2,011
	520	297	2,828	3,082	1,013	-	443	8,183
	531	299	3,162	3,106	1,019	2	443	8,562

c.	As for charges, refer to Note 29.

d.	Contracted restricted and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

1.	The Company

a)	Ratio of actual drawn credit to market value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 52.5% to 85% as was determined in the credit agreements.

b)	Minimum shareholders' equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company's average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	The ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of CTY shall not be less than 30%.

j)	The ratio of shares pledged to the bank shall not be less than 20% of the issued and paid up share capital of CTY and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding CTY shares for itself at a rate in excess of 15%, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY.

k)	The ratio of CTY shares held directly and indirectly by the Company shall not be less than 30% of the share capital of CTY.

l)	Ratio of CTY's EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

m)	The percentage of FCR's shares pledged due to relevant credit terms will be no less than 26% of FCR's share capital (20% on diluted basis) and, if there is another holder of FCR's shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company's interests in FCR will be no less than 34% of FCR's share capital.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

n)	Ratio of FCR's net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR's EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

o)	Ratio of quarterly dividend from FCR shares secured to a credit facility, to the actual quarterly interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

p)	Ratio of FCR's EBITDA to FCR's finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

q)	Ratio of FCR's proportional of net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of calculated FCR's real estate value (by the ratio of FCR's shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

2.	FCR

a)	Ratio of EBITDA to interest expense shall not be less than 1.65.

b)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

c)	Average equity in last four quarters shall not be less than C$ 1.6 billion.

d)	Ratio of secured debt to total assets shall not exceed 35%.

e)	Ratio of unpledged assets to unsecured debt shall not be less than 1.3.

3.	CTY

a)	Ratio of shareholders' equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

4.	ATR

a)	Maximum ratio of debt to value of total assets will be less than 60%.

b)	Minimum ratio of debt service (adjusted EBITDA to interest payment) of 1.2.

5.	Gazit Development

Shareholders' equity shall not be less than NIS 425 million and the shareholders' equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral; financial debt to NOI; negative pledge on some properties.

6.	The Company's investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company cross default under certain conditions, holding minimum interest in investees by the Company, service of certain officers etc.

As of December 31, 2016, the Company and its subsidiaries are in compliance with all the aforementioned covenants.

NOTE 23:- OTHER LIABILITIES

a.	Composition

	December 31
	2016	2015
	NIS in millions
Tenants' security deposits (1)	61	105
Leasing liabilities for investment properties	185	252
Deferred purchase price of investment property	5	5
Employee benefit liabilities, net (Note 24)	-	7
Other liabilities	32	33
	283	402

(1)	Tenants' security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the Euro.

b.	As for the linkage basis of other financial liabilities, refer to Note 36.

NOTE 24:- EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies, pension funds and provident funds and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel and Brazil, the Group is required to pay benefits to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive post-employment benefits.

Section 14 of the Severance Pay Law in Israel (1963) applies to the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

b.	The liabilities of the Group in other countries in which its operates are normally financed by contributions to pension funds, social security, medical insurance and others and by payments which the employee bears (such as for disability insurance) as required by domestic law and therefore essentially defined as contribution plans. Additional payments for sick leave, severance termination benefits and others are at Group companies’ discretion, unless otherwise provided for in a specific employment contract.

c.	Provision for severance benefits recognized in the financial statements on the date the decision was made concerning the dismissal, in countries where the Group has a legal or constructive obligation for their payment.

d.	The amounts accrued in pension funds, officers’ insurance policies, other insurance policies and in provident funds are on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the financial statements.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME

a.	Tax laws applicable to the Group in Israel

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the "Ordinance"), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company's taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company's request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed (25% in 2016) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the Group's foreign companies is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

4.	Tax rates applicable to the Group companies in Israel

The Israeli corporate tax rate was 26.5% for 2014 and 2015.

In January, 2016, the Income Tax Ordinance (Amendment No. 216) (Corporate Tax Rate) Law, 2016 took effect, whereby the corporate tax rate starting from January 1, 2016 will be reduce from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislation Amendments for the Implementation of the Economic Policy for Budget Years 2017 and 2018), 2016 was approved. The law provides, inter alia, for the reduction of the corporate tax rate from 25% to 24%, with effect from January 1, 2017 and to 23% commencing on January 1, 2018.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in EQY's tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements effective from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company's management's knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of the temporary differences attributable to the investment in EQY based on the Group's percentage interest in EQY (as of the reporting date - 34.3%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer's percentage shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at a rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, 12.5% reduced withholding tax rate applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

c.	Taxation in Canada

The taxable income of the Group companies is subject to the effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%. On January 1, 2017, a new treaty came into effect that reduces the aforesaid rates of withholding of tax at source (hereafter - “the New Treaty”). Consequently, pursuant to the New Treaty, the rate of tax to be withheld at source on dividend distribution was reduced to 5% for recipient companies with holdings in excess of 25%, and the rate of tax to be withheld at source on interest was reduced to 10% (or 5% for interest payable to financial institutions).

d.	Taxation in Finland

The corporate tax rate in Finland in 2016 is 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on return of capital. The Company received a pre-ruling from the Tax Authority in Finland that entitles the Company to a refund from the aforesaid Tax Authority for tax deducted in Finland that cannot be claimed in Israel.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

e.	Taxation in Norway

Operations in Norway are carried out through a Norwegian company that is owned by CTY. The corporate tax rate in Norway in 2016 is 25% starting 2017 the corporate tax will reduce to 24%. Usually, under domestic law, the tax rate on a dividend distribution from Norway is 25%. A lower tax rate might be possible under various tax treaties. In the case of a dividend distribution to member states of the EEA, the rate is 0% (except in specific instances).

f.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 22%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. Reduced tax rate may be possible under various tax treaties. In the case of a dividend distribution to member states of the EEA, the rate is 0% (except in specific instances).

g.	Taxation in Netherlands

A Dutch company is subject to a 25% corporate tax in the Netherlands (20% corporate tax applies on income up to the amount of EUR 200 thousands). Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%).

h.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law except certain circumstances. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

i.	Taxation in Jersey Island

The corporate tax rate on the Island of Jersey is 0% (except in relation to specific fields of activity which are subject to tax at a rate of 10% or 20%). The tax rate on a dividend distribution from Jersey to Israel is usually 0% and capital gains are not taxed in Jersey.

Operations in Jersey are carried out through Jersey companies that are owned by ATR. The corporate tax rate in ATR’s principal regions of operation is 19% in Poland and the Czech Republic and 22% in Slovakia, while in Russia (federal and regional) the effective corporate tax rate ranges from 15.5% to 20%.

j.	Taxation in Poland

The corporate tax rate in Poland is 19% and, under domestic law, the tax rate on a dividend distribution from Poland is also 19%. A lower tax rate might be possible under various tax treaties. Operations in Poland are carried out through Polish companies owned by ATR. During 2015, the Group finalized the implementation of a new holding structure of several of the Polish properties under as a Polish investment fund. Under the new structure, profits from these properties will be taxed at the fund level. The Polish investment fund is exempt from corporate tax in Poland, including on capital gains. A distribution of earnings from the fund is not subject to tax withholdings.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

k.	Taxation in Brazil

The effective tax rate on companies in Brazil (having a turnover in excess of BRL 240 thousand) is 34%. The tax rate on a dividend distribution from a Brazil-resident company, under domestic law, is 0%, except in specific instances. Operations in Brazil are carried out through the real estate funds are exempt from tax on their income, if certain conditions are fulfilled. A distribution of earnings from the funds to foreigners and locals is subject to tax withholdings at the rate of 15% and 20%, respectively.

l.	Finalized tax assessments

The Company has finalized its tax assessments through 2014 and its wholly owned subsidiaries in Israel (except Gazit Development) have finalized their tax assessments through 2012.

m.	Subsidiaries disputed tax assessments

In June 2012, two indirectly-owned Israeli subsidiaries were issued with tax orders according section 152 (b) to the Ordinance in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses in the subsidiary. Should the position of the ITA prevail in full, a nominal tax liability will be created in the indirectly-owned subsidiaries for the subsidiary of approximately NIS 49.1 million. The indirect subsidiaries have lodged appeals against these assessments with the District Court. In the opinion of the subsidiaries and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted. On June 26, 2014, the aforementioned subsidiaries were issued with assessments under Section 145(A)(2)(b) of the Ordinance in relation to the 2011 and 2012 tax years regarding the same argument. The nominal tax according to the assessments amounts to a total of NIS 4.9 million. Those subsidiaries have filed an objection to these assessments, claiming that they are House Property Companies, but the object was rejected. On June 28, 2015, tax orders were issued in relation to the 2011-2012 tax years; no appeal has yet been lodged against these orders. On July 19, 2015, the indirectly-owned subsidiaries were issued with a best judgment assessments in relation to the 2013 tax year. The nominal tax being demanded by the aforesaid assessments is NIS 5.6 million. The companies have filed an objection against these assessments claiming that they are House Property Companies.

During December 2015, an indirectly-owned subsidiary was issued with a best judgment assessment in regard to various issues, including in relation to the allow ability of finance expenses and additional issues, this being in relation to the 2011 tax year. The nominal tax being demanded by this assessment is NIS 4.8 million. The indirectly-owned subsidiary has lodged an objection against this assessment. On February 22, 2017 a final tax assessment for the years 2011-2014 was signed regulating all the disputes expects the claim regarding House Property Companies.

In the opinion of the Company's management and its advisors, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

As published by ATR in its financial statements as of December 31, 2016, several subsidiaries of ATR in Russia have tax assessments that are in dispute with respect to the disallowing of certain deductions in the subsidiaries. These assessments create uncertainty as to the policy of the tax authorities and the interpretation of allowed deductions in Russia. Such interpretation could entail significant implications for ATR, which at this stage cannot be quantified.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

n.	Disputed VAT assessments

On July 19, 2015, the Company entered into a compromise settlement with the VAT Authorities, in which the rate at which the inputs would be allowable was agreed and which resolved all the disputes for past years in connection with the aforesaid deduction of inputs in relation to the period from June 2005 through May 2015.

o.	Carry-forward losses for tax purposes as of December 31, 2016

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes. With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 175 million as of the reporting date (2015 - NIS 121 million), which have been offset against the deferred tax liability of the Company.

The Company's Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 417 million, of which a recognized deferred tax asset represents approximately NIS 90 million (2015 - NIS 107 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2027-2035.

The Company's wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 293 million that can be offset under certain restrictions against future tax gains, of which deferred tax assets were recognized in the amount of NIS 113 million (2015 - NIS 110 million), offsetting the deferred tax liability. The non-deductible interest may be utilized with no time limit.

The Company's partially-owned Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 645 million (2015 - NIS 637 million), for which deferred tax assets have been recognized at an amount of NIS 119 million.

The Company’s partially-owned Jersey Island resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 1.9 billion (2015 - NIS 1.9 billion) , for which deferred tax assets have been recognized at an amount of NIS 27 million.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

p.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment
	properties
	and
	depreciable	Carry-
	fixed	forward
	assets	losses	Others	Total
	NIS in millions
Balance as of January 1, 2014	(3,414)	215	29	(3,170)
Amounts carried to foreign currency translation reserve	(166)	14	-	(152)
Amounts carried to other comprehensive loss	-	-	(31)	(31)
Amounts carried to other capital reserves	39	3	-	42
Amounts carried to income statement	(299)	54	16	(229)
Balance as of December 31, 2014	(3,840)	286	14	(3,540)
Initially consolidated subsidiaries	(1,866)	165	117	(1,584)
Amounts carried to foreign currency translation reserve	448	(24)	20	444
Amounts carried to other comprehensive income	-	-	11	11
Amounts carried to other capital reserves	128	(3)	-	125
Amounts carried to income statement	193	(35)	(215)	(57)
Reclassification due to assets held for sale	45	-	-	45
Balance as of December 31, 2015	(4,892)	389	(53)	(4,556)
Discontinued operation	-	(39)	6	(33)
Amounts carried to foreign currency translation reserve	55	(3)	(1)	51
Amounts carried to other comprehensive income	-	-	(2)	(2)
Amounts carried to other capital reserves	65	(1)	-	64
Amounts carried to income statement *)	(580)	178	(125)	(527)
Reclassification due to assets held for sale	1,209	-	-	1,209
Balance as of December 31, 2016	(4,143)	524	(175)	(3,794)

*) An expense in the amount of NIS 149 million was recognized in discontinued operation.

The deferred taxes are calculated at tax rates ranging between 13.2% and 37.4% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

Deferred taxes are presented as follows

	December 31
	2016	2015
	NIS in millions
Within non-current assets	15	105
Within non-current liabilities	(3,809)	(4,661)
	(3,794)	(4,556)

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

q.	Taxes on income (tax benefit) included in the income statements

	Year ended December 31
	2016	2015	2014
	NIS in millions
Current taxes **)	36	78	175
Taxes in respect of prior years ***)	20	100	9
Deferred taxes ****)	378	(257)	98
	434	(79)	282

*)	Reclassified, refer to Note 2ff.

**)	Current income taxes include capital gain tax, withholding tax from interest and dividends paid by foreign subsidiaries to the Company, current tax expenses of subsidiaries of the Group companies operation, as well as current tax income recorded against current tax recognized in other comprehensive income, see Note 27e.

***)	In 2015 includes deferred taxes in respect of prior years in amount of NIS 75 million.

****)	As a result of the reduced tax rate, subsidiaries of the Company recognized tax income of NIS 47 miilion.

r.	Taxes on income relates to other comprehensive income and to other equity items

With respect to income tax relates to other comprehensive income and other equity line items, see Notes 25p and 27e.

s.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2016	2015	2014
	NIS in millions
Income before taxes on income	2,205	915	777
Statutory tax rate	25.0%	26.5%	26.5%
Tax calculated using statutory tax rate	551	242	206
Increase (decrease) in taxes resulting from permanent differences - the tax effect:
Tax exempt income, income subject to special tax rates and nondeductible expenses *)	(194)	10	(40)
Change in taxes resulting from carry-forward tax losses and other temporary differences for which no deferred taxes were provided, net	169	77	148
Tax effect in respect of new holding structure in Poland (Note 25j above)	-	(428)	-
Taxes with respect to prior years	20	105	11
Deferred taxes due to changes in tax rates	(47)	(31)	-
Taxes with respect to Company's share in earnings of equity-accounted investees, net	(35)	(41)	(2)
Difference in tax rate applicable to income of foreign companies and other differences	(30)	(13)	(41)
Taxes on income	434	(79)	282
Effective tax rate	19.7%	-	36.3%

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.2% expected to apply upon disposal of some of the Group's properties, primarily in Canada.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders' agreement in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders' agreement that replaced the shareholders' agreement from October 2000. The agreement includes provisions, among others, as to appointment of directors on FCR's Board and the composition of the Board of Directors and regarding restrictions on transfer of FCR’s shares.

In April 3 2016, the Company and Alony-Het’z terminated the shareholders’ agreement.

2.	ATRs' agreement

Further to what discussed in Note 9c, in 2008 the Company and CPI (the “Investors”) with ATR that govern their rights in ATR and which include, inter alia, the right to appoint four members of ATR’s Board of Directors on behalf of the Investors, the right to determine the identity of the Chairman of ATR’s Board of Directors, the right to appoint the majority of the members of the Nominations Committee of ATR’s Board of Directors, and granted the Investors rights of consent in connection with the taking of very material decisions at ATR, including the appointment of ATR’s CEO. Subject to the purchase of all of ATR's shares from CPI by the Company in January, 2015 (refer to Note 9c2) the agreement with ATR was amended such that the aforementioned Investors rights remained exclusively of the Company.

3.	Shareholder’s agreement in connection with CTY

In 2014, the Company has entered into an agreement with CPP Investment Board European Holdings s.ar.l (“CPPIBEH”), accordingly the Company undertook to support the appointment of up to two directors for the board of directors of CTY that will be recommended by CPPIBEH and CPPIBEH undertook to support the appointment of up to three directors for the board of directors of CTY that will be recommended by the Company. In addition, the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares to the extent higher than 5% of CTY’s shares during 12 months period under certain conditions. The agreement will terminate at the sooner of: (1) 10 years from the signature date, (2) if CPPIBEH will hold less than 10% of CTY’s shares, or (3) the Company will hold less than 20% of CTY’s shares.

4.	Governance agreement with REG

Alongside EQY's engagement in the merger agreement with REG, the Company (including through its wholly owned subsidiaries) entered into a governance agreement, as described below.

Pursuant to the governance agreement, the number of directors in REG will be increased by three, from nine to twelve: two independent directors on behalf of EQY (the reappointment of whom at the following general meeting of REG is not certain or assured) and one director on behalf of the Company, as described below. The first director to be appointed on behalf of the Company is Chairman of the Company's Board of Directors and Chairman of the EQY's Board of Directors, Mr. Chaim Katzman. For the duration of his service as director on behalf of the Company, Mr. Katzman will be appointed as Non-Executive Vice Chairman of and member of the Investments Committee of REG (that comprises seven directors). REG has undertaken to pursue the appointment of a director on behalf of the Company as long as the Company holds at least 7% of the share capital in REG as recorded on the date of the merger transaction, provided that the identity of a director that the Company may request to appoint in place of Mr. Katzman is reasonably approved by the Board of Directors of REG.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The governance agreement also provides for a standstill period, during which the Company may not carry out the main following actions: (1) acquisition of shares in REG resulting in the holding by the Company of more than 18% of the share capital in REG; (2) engagement in a voting agreement relating to the shares, a merger agreement or a change of control in REG, unless such transaction has been approved by the Board of Directors of REG; (3) convening a meeting of the equity holders in REG; (4) appointing additional representatives on its behalf to the Board of Directors of REG; and (5) altering or influencing the management, Board of Directors, organizational structure and policy of REG (including the dividend distribution policy). Additionally, for the duration of the standstill period, the Company undertakes to vote at the general meetings of REG in favor of the appointment of all directors nominated by the Board of Directors of REG and against any proposal to dismiss a director or to change the size of the Board of Directors. The standstill period will commence on the date of completion of the merger transaction and end on the later of: (1) two years from the date of completion of the merger transaction; (2) six months from the date on which the Company's holding in REG falls below 7% of the share capital as recorded upon completion of the transaction; (3) six months from the date on which the Board of Directors of REG no longer includes a director appointed on behalf of the Company.

The Company was also granted certain information privileges, primarily as required for its reports and for registration rights in relation to its holding in REG shares.

5.	Until October 2016 the Group was a party to a lease agreement for an aircraft for business use by the Group's executives which ended following the acquisition of the aircraft by the Company. The lease was classified as an operating lease according to IAS 17. The annual lease payment was approximately U.S. $ 2.5 million. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

In 2016, following its approval by the Audit Committee, the Company’s Board of Directors approved a procedure dealing with the mixed use of the Company aircraft, pursuant to which passengers who are not involved in the Group’s business, including relatives of the Company’s controlling shareholder, are permitted to travel on flights made for the Company’s business purposes. The procedure also prescribes a mechanism for paying the Company for such usage.

6.	The Group's companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2016
NIS in millions
Year 1	2,312
Year 2 to 5	6,416
Year 6 and thereafter	2,953
Total	11,681

7.	As for engagements with related parties, refer to Note 37.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Guarantees

1.	As of December 31, 2016, the Company's subsidiaries are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 1,056 million (December 31, 2015 - approximately NIS 877 million).

2.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees as of December 31, 2016 and 2015 (principal) amounted to NIS 1,417 million and NIS 1,664 million, respectively. Total utilized credit facilities as of December 31, 2016 and 2015 amounted to NIS 865 million and NIS 1,171 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks and others, in an unlimited amount. In addition the company had pledged subsidiary's shares to secure credit facilities of wholly-owned subsidiaries.

3.	As for collaterals granted to secure guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company's subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2016, totaled approximately NIS 1,388 million (December 31, 2015 - NIS 2,349 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 534 million (December 31, 2015 - NIS 469 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d.	Legal claims

1.	Several legal proceedings are pending against the Company's subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company's results.

2.	ATR is involved in several proceedings and regulatory investigations in Austria, this in connection with transactions in securities and related matters during the years 2006-2007. It should be noted that, in 2012, at the conclusion of an investigation, the authorities in Jersey found no violation of the Austrian Companies Law and no findings, and consequently determined that no tort arose from the aforesaid events.

In addition, ATR is involved in several proceedings that have been filed by a number of investors that had invested in the aforesaid securities in the relevant years, alleging losses due to the volatility of the securities and other related contentions. As of March 21, 2017, a total of 1,377 proceedings are pending against Atrium, in an aggregate volume of EUR 68 million.

In January 2016, ATR announced that a declaratory ruling was issued in a claim that had been filed in the Netherlands by a Dutch fund for causes similar to those of the circumstances in Austria, as mentioned above, including an arrangement for the establishment of a compensation fund in connection with the proceedings in Austria and the joining of the criminal proceedings (as described below) by individuals. This arrangement was extended from time to time and finally expired in October 2016. The total amount approved for payment under the arrangement in relation to the proceedings that had been issued by 1,325 individuals was EUR 8.6 million (ATR’s share - 50%). Additionally, 325 proceedings for which the total amounts payable aggregate EUR 2.8 million (ATR’s share in said amount is 50%) are in various stages of arrangement.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

For the purpose of resolving all of the proceedings relating to the aforementioned circumstances, ATR continued to consider additional potential alternative solutions.

In March 2017, the Board of Directors of approved the entering by ATR into an agreement with two entities, pursuant to which investors that are customers of said entities and that have filed petitions for the initiation of criminal proceedings (as described above) relating to the aforesaid securities may reach an arrangement in connection with their claims. To the extent that all of the aforesaid investors opt to participate in the arrangement, ATR would pay an aggregate amount of EUR 44 million under this arrangement. The rate of participation of such investors in the arrangement and the actual amounts payable will be determined at a later date. In the event that some investors choose to continue with the criminal proceedings, ATR will continue to defend itself against such proceedings and will reject all claims raised against it. The total provision in the financial statements of ATR in respect of amounts that it has undertaken to pay as above is EUR 53.5 million.

Additionally, to date, the criminal proceedings against Julius Meinl and others in connection with events that took place in 2007 and earlier are still in progress. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against ATR based on the Austrian Corporate Criminal Liability Act. It is uncertain whether this legislation, which came into effect in 2006, applies to ATR. In any event, ATR believes that it should not be held accountable for the aforesaid events and therefore intends to actively defend itself against these proceedings.

3.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against U.Dori Construction Ltd. (“Dori Construction”), U.Dori Ltd. (“Dori Group”), their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group

The grounds for the claims in the aforementioned motions include grounds under the Securities Law, 1968, among which are the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Torts Laws, breach of statutory duty (in relation to the Securities Law and the Regulations promulgated thereunder, as well as the Companies Law), all being with regard to the reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

The aforesaid motions have been unified into a single proceeding (apart from three motions that have been dismissed). The Company and the other respondents have submitted their responses to the amended motion, subsequent to which the petitioners filed their replies and also added and lodged a motion for disclosure of documents in which the disclosure was sought of documents not belonging to the Company or Gazit Development. In December 2015, a preliminary hearing was held on the amended motion, within the framework of which the parties agreed to transfer the proceeding to mediation. The parties further agreed that, at this stage, the hearing on the motion for disclosure of documents would be deferred. In August 2016, the petitioners notified the Court of the failure of the mediation proceeding. Within this framework, the petitioners requested to resume the hearing of the motion for the disclosure of documents and to provide for further deliberation in the proceeding. On February 12, 2017, a hearing was held of the motion for the disclosure of documents, in which the Court ordered the parties to reach understandings with respect to the requested documents and determined that the petitioners are to provide an update as to pending matters by within seven days from the day Dori Construction will transfer certain requested documents.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

At this preliminary stage of the proceeding, the chances of the lawsuit cannot be assessed. Moreover, two derivative actions were filed in 2014 against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

With regard to the two motions to certify derivative actions, the court has decided that a ruling with regard to the procedural rules in these motions will be granted by it at a later date, following the filing of the unified motion to certify the lawsuit as a class action.

4.	In January 2016, the Company’s shareholders filed a motion against the Company and against Gazit Development with the Economic Affairs Department of the Tel Aviv District Court for the disclosure and inspection of documents, as a preliminary proceeding prior to filing a derivative motion against their officers in connection to their investments in Dori Group. The petitioner is claiming that the circumstances described in the motion give rise to a “suspicion”, as it were, of “negligent” and even “reckless” conduct by the officers of the Company and of Gazit Development with regard to the investment in Dori Group. In August 2016, the Court rejected the aforesaid motion. The petitioner appealed the ruling of the District Court with the Supreme Court, which has also rejected the motion.

5.	Gazit Germany is involved in a litigation with the landlord of a property under leasehold in Germany with fair value as of the reporting date of EUR 55 million (the "Property"). In August 2015, the landlord of the property demanded to exercise a contractual reversion right which would allow him to acquire the Property at 2/3 of the average of two external appraisals conducted by the parties. Gazit Germany has filed to have the reversion right dismissed by a court and the landlord has counter-filed to have a court enforce the reversion right. At this early stage it is not possible to assess the chances of the aforementioned litigation to succeed.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY

a.	Composition

	December 31, 2016			December 31, 2015			January 1, 2015
			Issued and			Issued and			Issued and
	Authorized		outstanding	Authorized		outstanding	Authorized		outstanding
Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	(*	196,563,321	500,000,000	(*	196,509,883	500,000,000	(*	179,444,463

b.	Movement in issued and outstanding share capital

	2016	2015	2014
	Number of Shares
Balance as of January 1 *)	196,509,883	179,444,463	176,837,508
Exercise of share options (employees and officers)	-	3,441	147,670
Vesting of RSUs (employees and officers)	53,438	43,709	59,285
Issue of shares	-	17,018,270	2,400,000
Balance as of December 31 *)	196,563,321	196,509,883	179,444,463

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	On December 30, 2015, the Company issued to the public through a shelf prospectus, approximately 17 million ordinary shares, at a price of NIS 35.5 per share, for a total gross consideration of NIS 604 million (approximately NIS 586 million, net of issuance expenses).

d.	Composition of other capital reserves:

	Year ended December 31
	2016	2015	2014
	NIS in millions
Available-for-sale financial assets	67	(16)	51
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	283	86	(43)
Share-based payment	15	16	15
Revaluation reserve of cash flow hedges	(16)	(36)	(43)
	496	197	127

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

e.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2016	2015	2014
	NIS in millions
Exchange differences on translation of foreign operations from continuing operatrions	(582)	(3,736)	821
Exchange differences on translation of foreign operations from discontinued operations	(39)	(45)	394
Tax effect (Current tax)	-	(73)	(45)
Company's share in other comprehensive income (loss) of equity-accounted investees	-	20	(22)
Realization of capital reserves on sale of previously consolidated subsidiary	51	-	-
Exercise of translation reserve of company previously accounted for using the equity method	-	438	-
	(570)	(3,396)	1,148
Gain (loss) with respect to cash flow hedges from continuing operatrions	68	(48)	(4)
Gain (loss) with respect to cash flow hedges from discontinued operations	-	-	(5)
Transfer to income statement with respect to cash flow hedges	(15)	10	74
Tax effect	(11)	11	(7)
Company's share in other comprehensive income (loss) of equity-accounted investees	1	2	(12)
Exercise of cash flow hedge reserve of company previously accounted for using the equity method	-	14	-
	43	(11)	46
Gain (loss) with respect to available-for-sale financial assets	207	(66)	87
Transfer to income statement with respect to available-for-sale financial assets	(130)	(**-	(34)
Tax effect	3	(**-	(17)
	80	(66)	36
Total other comprehensive income (loss)	(447)	(3,473)	1,230

*)	Reclassified, refer to Note 2ff.
**)	Represent an amount of less than NIS 1 million.

f.	Composition of non-controlling interests

	Year ended December 31
	2016	2015	2014
	NIS in millions
Share in equity of subsidiaries *)	25,482	23,343	17,713
Share options, warrants and capital reserve from share-based payment in subsidiaries	116	121	107
Conversion option proceeds in subsidiaries	12	19	27
	25,610	23,483	17,847

*)	Including capital reserves and acquisition-adjustments.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-    EQUITY (Cont.)

g.	Dividends

1.	Pursuant to the Company's policy, the Company announces every year the anticipated annual dividend. In March 2017, the Company announced that the quarterly dividend for 2017 would be NIS 0.35 per share (total amount of dividend to be declared in 2017 would be NIS 1.40 per share).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and revision of this policy.

2.	During 2016, the Company declared and paid dividends in the total amount of approximately NIS 295 million (NIS 1.51 per share) (2015 - NIS 328 million (NIS 1.84 per share), 2014 - NIS 318 million (NIS 1.80 per share)).

3.	On March 26, 2017, the Company declared a dividend in the amount of NIS 0.35 per share (a total of approximately NIS 68.4 million), payable on April 24, 2017 to the shareholders of the Company on April 12, 2017.

h.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the operating currencies of its investees in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company's Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. From time to time the Company's Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company's management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital in the markets in which they operate. In 2016, the Group raised a total of approximately NIS 1,348 million, in 2015 - NIS 2,870 million and in 2014 - NIS 2,483 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended "stand alone" basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-    SHARE-BASED COMPENSATION

a.	Starting December 2011 the Company activates its Share Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company's shares, subject to various tax consequences and regimes.

b.	In 2015, the Company granted, as part of the plan in section a above share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") to the Company's officers.

c.	The following table presents the change in number of the Company's share options and their original weighted average exercise price:

	2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	1,797,010	45.15	899,854	47.72
Share options granted	—	-	1,076,993	43.41
Share options forfeited	(106,369)	40.97	(146,427)	47.31
Share options exercised	—	-	(33,410)	48.65
Share options expired	(436,668)	47.75	-	-
Share options at end of year	1,253,973	44.60	1,797,010	45.15
Share options exercisable at end of year	642,347	45.33	564,968	47.66

Each abovementioned share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). The exercise price is determined as the average share price in the 30 days preceding the grant date. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

d.	The following table presents the movement in units of the Company RSUs and PSUs:

	2016		2015
	RSUs	PSUs	RSUs	PSUs
Units at beginning of the year	104,909	383,920	87,398	203,502
Units granted	-	-	77,205	289,194
Units forfeited	(7,903)	(38,836)	(15,985)	(108,776)
Units Vested	(53,438)	-	(43,709)	-
Units Expired	-	(94,726)	-	-
Units at end of year	43,568	250,358	104,909	383,920

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-    SHARE-BASED COMPENSATION (Cont.)

The PSUs (which were granted to officers only) vest over three years in one instalment from the grant date and are subject to a general yield (including dividend distributions) of the Company average share price during the vesting period of at least 20% with respect to the Company average share price in the 30 days preceding the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date.

e.	The expenses recognized in the income statement for share options, RSU's and PSU's in 2016, 2015 and 2014 amounted to NIS 8.6 million, NIS 3.1 million and NIS 9.1 million, respectively.

f.	For details regarding options granted to the Company CEO after the reporting period, refer to Note 37(2)a.

g.	Cash-settled transactions

As of the reporting date there are 138 thousand RSU units that are vesting over three or four years period and are settled in cash (as of December 31, 2015 - 124 thousand RSU units).

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2016 is NIS 3 million (2015 - NIS 2 million).

NOTE 29:-    CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group's liabilities, including guarantees provided by banks in favor of other parties, the Group's rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2016	2015
	NIS in millions
Short-term loans and credit	120	162
Non-current liabilities (including current maturities)	7,882	8,145
Debentures (including current maturities) (1)(2)	810	834
	8,812	9,141

(1)	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on 3 real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,109 million.

(2)	The debentures (series 2005) issued by ATR, a fixed pledge has been placed on properties with total value as of the reporting date of € 25 million (NIS 100 million).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30:-    RENTAL INCOME

During the years 2014-2016, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 38.

NOTE 31:-    PROPERTY OPERATING EXPENSES

	Year ended December 31
	2016	(*2015	(*2014
	NIS in millions
Salaries and related expenses	163	149	95
Property tax and other fees	492	503	476
Maintenance and repairs	344	364	310
Utilities	298	306	217
Insurance and security	107	101	76
Others	203	190	95
	1,607	1,613	1,269

*)	Reclassified, refer to Note 2ff.

NOTE 32:-    GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2016	(*2015	(*2014
	NIS in millions
Salaries and management fees (1)	301	288	218
Professional fees	118	101	55
Depreciation	26	36	19
Sales and marketing (including salary)	6	20	25
Other (including office maintenance) (2)	91	123	69
	542	568	386

*)	Reclassified, refer to Note 2ff.
(1)	As for salaries and management fees to related parties, refer to Note 37b.
(2)	Net of income management fees from related party, refer to Note 37a.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33:-    OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2016	(*2015	(*2014
	NIS in millions
Capital gain on assets disposal	14	4	-
Gain from bargain purchase	-	-	47
Others	23	23	5
	37	27	52

*)	Reclassified, refer to Note 2ff.

b.	Other expenses

	Year ended December 31
	2016	(*2015	(*2014
	NIS in millions
Loss from decrease in holding interest, revaluation and realization of associate, net	-	(** 466	1
Capital loss on assets disposal (including transaction expenses)	8	111	42
Impairment of goodwill	23	39	-
Impairment of other assets	6	20	14
Other ***)	199	159	-
	236	795	57

*)	Reclassified, refer to Note 2ff.

**)	For the year ended December 31, 2015, includes a net loss in total amount of NIS 466 million due to further purchase of ATR's shares and its initial consolidation.

***)	In 2016 includes amount of NIS 163 million due (2015-NIS 109 million) to provision for legal proceedings recognized by ATR, for further details refer to Note 26d2.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:-    FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2016	(*2015	(*2014
	NIS in millions
Finance expenses on debentures	1,182	1,099	997
Finance expenses on convertible debentures	42	68	77
Finance expenses on loans from financial institutions and others	364	406	500
Revaluation of derivatives	25	-	190
Loss from early redemption of borrowings and derivatives	19	50	144
Impairment of financial assets	15	19	-
Exchange rate differences and others	71	59	38
Finance expenses capitalized to real estate under development	(118)	(115)	(111)
	1,600	1,586	1,835

*)	Reclassified, refer to Note 2ff.

b.	Finance income:

	Year ended December 31
	2016	(*2015	(*2014
	NIS in millions
Gain from investments in securities	139	33	35
Dividend income	18	19	24
Interest income from investees	29	34	33
Interest income	89	60	45
Revaluation of derivatives **)	45	699	3
Exchange rate differences and others	5	4	4
	325	849	144

*)	Reclassified, refer to Note 2ff.
**)	Mainly from hedging swap transactions.

NOTE 35:-    NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2016		2015		2014
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	195,493	787	178,426	620	176,459	73
Effect of dilutive potential ordinary shares	74	(12)	175	(3)	87	(4)
For the calculation of diluted net earnings per share	195,567	775	178,601	617	176,546	69

For details in respect of the outstanding warrants and stock options of the Company's investees, refer to Notes 9e(3) and 9f(3) and for convertible debentures issued by subsidiary, refer to Note 21.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group's global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group's comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the U.S. dollar, the Canadian dollar, Euro and Brazilian Real. Some of the Group companies' transactions are performed in currency other than their functional currency. The Group's policy is to maintain a high correlation between the currency in which its assets are purchased and its activity is executed and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross-currency swap transactions with respect to the liabilities, for details refer to c. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index ("CPI") in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections c and e below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section c below). As of the reporting date, 85.9% of the Group's liabilities (83.7% excluding interest rate swaps) bear fixed interest (as of December 31, 2015 - 86.4%, 80.4% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2016 is NIS 212 million (December 31, 2015 - NIS 354 million). This exposure is not hedged.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

5.	Credit risk

The financial strength of the Group's customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for an allowance of doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group's policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to more flexible financing through the use of revolving lines of credit for periods 3 to 5 years, in which the Group can utilize credit for different periods.

As of December 31, 2016, the Group has a positive working capital of NIS 10.4 billion and, after excluding assets and liabilities of discontinued operations, a negative working capital of NIS 3.0 billion. The Group has unused approved credit facilities in the amount of NIS 10.2 billion that can be used over the coming year. The Company's management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group's companies to repay their current liabilities when due.

In connection with cross-currency swap transactions of liabilities (see section c below), with respect to part of the swaps, the Company entered into credit support annexes agreements (“CSA”) of current settlement mechanisms with respect to the fair value of the transactions. Accordingly, the Company may be required to transfer the bank significant amounts from time to time depends on the fair value of these transactions.

For additional details regarding the maturity dates of the Group's financial liabilities, see d. below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31, 2016			December 31, 2015
	Fair value hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in millions
Financial assets
Non-current deposits and loans	2/3	1,223	1,215	754	747
Financial liabilities
Debentures	1/2	29,366	30,546	30,895	32,231
Convertible debentures	1	*) 592	611	*) 921	962
Interest-bearing loans from banks and others	2	9,337	9,353	12,321	12,492
		39,295	40,510	44,137	45,685
Total financial liabilities, net		(38,072)	(39,295)	(43,383)	(44,938)

*)	Excluding the equity component which is presented in non-controlling interests, for a total of NIS 12 million (2015 - NIS 19 million).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures, convertible debentures) were calculated based on quoted market closing prices on the reporting date (level 1 on the fair values hierarchy). As of December 31, 2016, the Fair value of debentures in total amount of NIS 10.7 billion, that are not quoted in an active market or that are traded in an illiquid market, was evaluated in valuation method (level 2 on the fair value hierarchy) as described below (as of December 31, 2015: approximately NIS 18.7 billion).

The fair value of loans bearing variable interest approximates their nominal value.

The fair value of debt instruments that are not quoted in an active market or that are traded in an illiquid market is determined using standard pricing valuation models primarily DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company's management and external valuators estimates reflects market conditions including the parties' credit risk on the reporting date.

As of December 31, 2016 the interest rate range for unquoted debt instruments (mortgages receivable) that were classified at level 3 in the fair value hierarchy is 4%-15%.

The fair value of forward contracts with respect to foreign currency is calculated taking into account the future rates quoted for contracts having the same settlement dates and in addition the amounts are discounted with relevant interest and the value is adjusted to the credit risk of the counter party (level 2 on the Fair Value hierarchy).

The fair value of interest rate swap contracts and cross-currency swap contracts that include a principle and interest are determined by discounting the anticipated cash flows from the transaction by the applicable yield curve, with adjustments for inter-currency liquidity gaps (CBS), inflation expectations and the credit risk of the parties (level 2 on the Fair Value hierarchy).

*)	Following is the reconciliation between the opening to the closing balance of Financial assets measured at level 3 on the fair value hierarchy::

	December 31
	2016	2015
	NIS in millions
Balance at beginning of the year	455	383
Additions	-	75
Capital return	(100)	(13)
Impairment through profit or loss	(15)	(1)
Revaluation through capital reserve	37	13
Translation adjustments from foreign operations	7	(2)
Balance at end of the year	384	455

The balance represent the participation certificates in private equity funds, for additional information refer to note 11.

During 2016, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

c.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

		Outstanding notional amount		Linkage basis/Interest	Linkage basis /Interest	Remaining average effective	Fair value - NIS in
Transaction type	Denomination	NIS in million as of		receivable	payable *)	duration	millions as of
		31.12.16	31.12.15				31.12.16	31.12.15
Cross currency swaps
	Euro-NIS	3,984	4,133	CPI linked, 1.10%-5.35%	Fixed, 2.15%-6.36%	7.5	440	278
		40	50	CPI linked, 4.95%	Variable L+1.35%	1.2	21	26
		86	196	nominal, 1.30%	Fixed, 0.71%	3.3	13	39
		531	531	nominal, 2.63%-2.64%	L	3.3	124	105
	U.S.$-NIS	238	238	CPI linked, 3.56%- 4.57%	Fixed 5.38%	5.8	(** -	(20)
		-	80	-	-	-	-	4
		150	150	Telbor + 0.7%	Fixed 3.53%	0.7	12	8
		243	243	nominal, 2.67%	L	3.3	(2)	(3)
	C$-NIS	387	398	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	5.3	94	90
		-	40	-	-	-	-	11
		1,139	288	nominal, 1.80%-4.00%	Fixed, 2.85%-4.95%	8.3	68	42
		100	100	Telbor + 0.7%	Fixed 3.37%	0.7	28	27
	BRL- NIS	92	273	CPI Linked 2.60%	Brazil CPI linked 3.45%	1.0	16	111
	BRL- USD	-	814	-	-	-	-	144
	USD-C$	428	-	L	Variable 0.68% - CADBA	-	10	-
	Norwegian Krone-Euro	436	458	Fixed, 2.38%	Fixed, 4.00%	5.7	(1)	12
	Swedish Krona-Euro	1,415	637	Fixed, 1.25%	Fixed, 1.84%-1.93%	4.7	2	(10)
Interest rate swaps fixed/variable
	U.S.$	-	1,171	-	-	-	-	(5)
	C$	1,038	352	Variable	Fixed	7.37	(12)	(3)
		€464	488	Variable	Fixed	1.7	(19)	(29)
	Norwegian Krone	1,001	993	Variable	Fixed	4.3	5	1
	Swedish Krona	-	254	Variable	Fixed	-	-	(17)
Forward contracts
	Different currencies	3,595	3,035			short term	(23)	5
Call options
	Canadian government bonds	328	396			0.1	18	(23)
							794	793
CSA cash collateral, net							(277)	(152)
							517	641

*)	Interbank base-rate in relation to the currency transaction.

**)	Represent an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.
APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2016	2015
	NIS in millions
Current assets	98	77
Non-current assets	516	702
Current liabilities	(47)	(45)
Non-current liabilities	(50)	(93)
	517	641

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2016	2015
	NIS in millions
Assets	36	16
Liabilities	(41)	(84)
	(5)	(68)

d.	Liquidity risk

The table below presents the maturity schedule of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2016

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	779	-	-	-	779
Trade payables	377	-	-	-	377
Other accounts payable	1,454	-	-	-	1,454
Debentures	3,640	5,717	8,584	17,936	35,877
Convertible debentures	320	171	158	-	649
Interest-bearing loans from financial institutions and others	684	4,169	2,414	2,648	9,915
Hedging financial derivatives, net	(22)	(67)	(65)	(320)	(474)
Other financial liabilities	160	117	27	783	1,087
	7,392	10,107	11,118	21,047	49,664

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

December 31, 2015

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	1,069	-	-	-	1,069
Trade payables	833	-	-	-	833
Other accounts payable	1,127	-	-	-	1,127
Debentures	2,718	6,737	9,150	19,568	38,173
Convertible debentures	47	411	623	-	1,081
Interest-bearing loans from financial institutions and others	1,261	4,240	5,324	3,457	14,282
Hedging financial derivatives, net	19	(254)	(40)	(202)	(477)
Other financial liabilities	145	62	57	307	571
	7,219	11,196	15,114	23,130	56,659

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

e.	Linkage terms of monetary balances

	December 31, 2016
	NIS -
	Linked
	to the	In or	In or	In or	In NIS -
	Israeli	linked to	linked to	linked to	non-
	CPI	U.S.$	C$	Euro	linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	134	44	335	462	545	-	1,520
Short-term investments and loans	5	-	58	-	5	28	-	96
Trade and other accounts receivable	4	23	60	107	12	221	91	518
Long-term investments and loans	80	-	936	33	195	380	-	1,624
Total monetary assets	89	157	1,098	475	674	1,174	91	3,758
Other financial assets (1)
Other assets (2)	-	-	-	-	-	-	1,210	1,210
Total assets	-	20,419	24,753	21,169	2,732	11,946	900	81,919
Liabilities:	89	20,576	25,851	21,644	3,406	13,120	2,201	86,887
Short-term credit from banks and others	-	-	45	179	114	437	-	775
Trade payables and other accounts payable	237	39	609	559	130	606	110	2,290
Liabilities attributable to assets held for sale	-	5,678	28	11	-	4	1,303	7,024
Debentures (3)	10,296	35	7,260	10,088	834	1,174	-	29,687
Convertible debentures	-	-	592	-	-	-	-	592
Interest-bearing loans from financial institutions and others (3)	531	3,106	3,162	1,019	299	445	-	8,562
Other financial liabilities	2	-	54	79	-	140	8	283
Total financial liabilities	11,066	8,858	11,750	11,935	1,377	2,806	1,421	49,213
Other liabilities (4)	-	-	-	-	-	-	3,906	3,906
Total liabilities	11,066	8,858	11,750	11,935	1,377	2,806	5,327	53,119
Assets, net of liabilities	(10,977)	11,718	14,101	9,709	2,029	10,314	(3,126)	33,768

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 4,758 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 2,249 million from non-linked NIS to foreign currency.
(4)	Mainly deferred faxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:- FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2015
	NIS -
	Linked
	to the	In or	In or	In or	In NIS -
	Israeli	linked to	linked to	linked to	non-
	CPI	U.S.$	C$	Euro	linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	171	37	958	755	204	-	2,125
Short-term investments and loans	-	18	75	1	84	25	-	203
Trade and other accounts receivable	261	78	50	134	60	146	125	854
Long-term investments and loans	135	153	369	294	133	550	-	1,634
Total monetary assets	396	420	531	1,387	1,032	925	125	4,816
Other financial assets (1)	-	-	-	-	-	-	1,588	1,588
Other assets (2)	66	18,342	22,711	20,870	3,406	11,423	1,014	77,832
Total assets	462	18,762	23,242	22,257	4,438	12,348	2,727	84,236
Liabilities:
Short-term credit from banks and others	-	-	74	713	275	-	-	1,062
Trade payables and other accounts payable	373	227	586	417	204	375	283	2,465
Liabilities attributable to assets held for sale	-	-	-	-	-	50	-	50
Debentures (3)	11,276	2,100	6,316	9,204	835	1,164	-	30,895
Convertible debentures	-	-	921	-	-	-	-	921
Interest-bearing loans from financial institutions and others	526	4,949	3,949	1,371	232	1,294	-	12,321
Other liabilities	1	82	61	247	7	2	2	402
Total financial liabilities	12,176	7,358	11,907	11,952	1,553	2,885	285	48,116
Other liabilities (4)	-	-	-	-	-	-	5,125	5,125
Total liabilities	12,176	7,358	11,907	11,952	1,553	2,885	5,410	53,241
Assets, net of liabilities	(11,714)	11,404	11,335	10,305	2,885	9,463	(2,683)	30,995

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2015, the Company has NIS 5,131 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,628 million from non-linked NIS to foreign currency and NIS 814 million from U.S. to Brazilian Rial.
(4)	Mainly deferred taxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

f.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
	U.S.$ interest	C$ interest	interest	NIS interest
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	NIS in millions
31.12.2016	(22)	(8)	(17)	(6)
31.12.2015	(56)	(10)	(24)	(6)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax equity	NIS in millions
31.12.2016	(220)	(110)	110	220
31.12.2015	(231)	(116)	116	231

	Sensitivity analysis for financial derivative absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
31.12.2016	114	57	(57)	(115)
31.12.2015	122	61	(62)	(124)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
	+10%	+5%	-5%	-10%
Effect on pre-tax income (loss)	NIS in millions
31.12.2016
Change in exchange rate of €	(494)	(245)	245	489
Change in exchange rate of U.S.$	(70)	(35)	35	69
Change in exchange rate of C$	(172)	(86)	86	172
Change in exchange rate of Brazilian Real	(8)	(4)	4	8
31.12.2015
Change in exchange rate of €	(544)	(269)	267	533
Change in exchange rate of U.S.$	(1)	(1)	-	-
Change in exchange rate of C$	(74)	(37)	37	74
Change in exchange rate of Brazilian Real	(83)	(42)	42	83

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2016
Change in exchange rate of €	(57)	(28)	28	57
Change in exchange rate of U.S.$	17	8	(8)	(17)
Change in exchange rate of C$	(85)	(43)	43	85
Change in exchange rate of Norwegian Krone	1	-	-	(1)

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2016
Change in interest on €	422	221	(248)	(540)
Change in interest on U.S.$	30	16	(17)	(35)
Change in interest on C$	199	103	(114)	(238)
Change in interest on Brazilian Real	1	1	(1)	(1)
Change in nominal interest on NIS	(238)	(124)	134	279
Change in real interest on NIS	(683)	(350)	378	793
Change in interest on Swedish Krona	129	66	(70)	(144)
31.12.2015
Change in interest on €	564	296	(339)	(732)
Change in interest on U.S.$	19	10	(11)	(24)
Change in interest on C$	67	35	(37)	(77)
Change in interest on Brazilian Real	24	13	(11)	(23)
Change in nominal interest on NIS	(107)	(55)	58	119
Change in real interest on NIS	(783)	(403)	433	909

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2016
Change in interest on €	(51)	(26)	28	58
Change in interest on C$	195	102	(112)	(235)
Change in interest on Norwegian Krone	123	63	(67)	(138)
31.12.2015
Change in interest on €	(37)	(19)	21	45
Change in interest on U.S.$	83	43	(46)	(94)
Change in interest on C$	78	41	(44)	(92)
Change in interest on Swedish Krona	9	5	(5)	(10)
Change in interest on Norwegian Krone	91	47	(50)	(104)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated.

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-    FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company's policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 37:-    TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2016	2015	2014
	NIS in millions
Management fees from the parent company (section d)	1.4	1.5	1.3
Interest income from investees	29	43	44

b.	Other expenses and payments

	Year ended December 31
	2016		2015		2014
	Number	NIS in	Number	NIS in	Number	NIS in
	of people	millions	of people	millions	of people	millions
Directors' fees	8	2.7	8	3.3	9	2.5
Salaries and related expenses, see (1) below	4	31.3	5	28.1	5	*) 60.5

*)	Includes compensation of NIS 14.6 million for 2014 from equity-accounted jointly controlled company.

(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board and CEO, the Deputy Chairman of the Board and the former CEO, see details in section c below.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-    TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Chairman of the Board of Directors and a Controlling Shareholder, Mr. Chaim Katzman

a)	Mr. Katzman serves as the chairman of the Board of Directors of the Company but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company's Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman is entitled to continue using the Company's resources in order to fulfill his duties.

b)	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015, according to which Mr. Katzman will continue serving as EQY's Chairman of the Board of Directors. The agreement ended following the completion of the merger transaction between EQY and REG on March 1, 2017. According to the agreement, Mr. Katzman was entitled to an annual grant which was determined at the discretion of EQY's compensation committee as well as annual amount of U.S.$ 15 thousand as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination as well as acceleration of vesting periods of 255,000 restricted shares that were granted to Mr. Katzman, in January 2015 which are vested every month over 36 months commencing starting January, 2015 and ending on December 31, 2017. EQY has the right to redeem the restricted shares which were vested as a result of termination of the aforesaid agreement for consideration of U.S. $ 2.5 million.

c)	Due to his service as a director in FCR Mr. Katzman was entitled to the same directors' fees that are payable to the other members of the Board of Directors of FCR, which as of said date is an annual amount of C$ 30 thousand as well as a quarterly allotment of 600 deferred share units and C$ 1,500 for participation remuneration per meeting (this in lieu of the compensation to which he would have been entitled under the agreement between Mr. Katzman and FCR from January 2015, as described above). Furthermore it has been agreed that 1995, deferred restricted share units granted to Mr. Katzman in January, 2015 that are convertibles into 1995 FCR's shares. will continue to vest pursuant to their terms upon the termination of his office as a director in FCR)

d)	According to the advisory agreement since 2009 with ATR (which was amended in August 2010), Mr. Katzman, ATR's Chairman of the Board is entitled to a yearly remuneration of € 550 thousand due to advisory services and recovery of expenses from ATR, starting January 2017, the yearly remuneration was updated to € 750 thousand.

e)	For 2016, Mr. Katzman is entitled for director's remuneration in the amount of € 165 thousand for his services as CTY's chairman of the Board (with respect to 2015 amount of € 165 thousand).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-    TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Vice Chairman of the Company's Board of Directors, CEO of the Company and a Controlling Shareholder, Mr. Dor J. Segal

a)	In the reporting period served Mr. Segal as the Active vice Chairman of the Company’s Board of Directors, but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011. Since January 2017, Mr. Segal has been serving as Vice Chairman of the Board of Directors and CEO of the Company.

In March 2017, the General meeting (subsequent to the Compensation Committee and Board of Directors of the Company) approved the engagement in an employment agreement with Mr. Segal, the principals of which are as follows:

The employment agreement is for a period of three years, commencing on January 19, 2017, subject to the right of either of the parties to terminate it with an advance notice of 180 days. Additionally, the Company may terminate the agreement, without advance notice, under circumstances that warrant the termination of employment of Mr. Segal without severance pay.

Pursuant to the agreement, Mr. Segal monthly salary represents a monthly cost of NIS 166,667 (comprising a base salary and social and related benefits, as customary in the Company, and linked to the CPI (“the Fixed Salary”)). This reflects an annual cost of NIS 2 million (that comprises any compensation payable to Mr. Segal by public subsidiaries of the Company (excluding FCR), as described below).

In view of the entitlement of Mr. Segal to compensation for his office in subsidiaries of the Company (excluding FCR), the Company will only pay Mr. Segal the difference between the annual cost of his salary and the overall actual amounts that Mr. Segal receives from each subsidiary of the Company (excluding FCR).

Mr. Segal will not be entitled to an annual bonus.

Additionally, Mr. Segal will be entitled to 2,965,505 performance-based option warrants (non-negotiable) for the purchase of ordinary shares of the Company of NIS 1 par value each (representing 1.49% of the issued and paid share capital), in a quantity that, as of the date of approval by the Board of Directors, reflects a total cost to the Company of NIS 12,929 thousand for the duration of the agreement. (The number of option warrants was determined on the basis of the average price of the Company’s share on the Stock Exchange in the 30 trading day that preceded the date of approval by the Board of Directors – February 9, 2017).

The exercise price of each option warrant will be NIS 42. In addition to the above exercise price, the exercise of the option warrants is conditional upon an average target price for the Company’s share that is higher than the exercise price and a prerequisite for their exercise is an average quoted share price of at least NIS 45 over 90 consecutive days during the 12-month period that precedes the date of exercise. The option warrants will vest over a period of three years from their grant date: one third of the option warrants that are granted to Mr. Segal will vest in each of the three years, to the effect that at the end of the employment period all option warrants will have vested. The final expiration date of all option warrants is the end of five years from grant date, this also being the case in the event of the termination of employment (other than the termination of employment under circumstances that warrant the dismissal of Mr. Segal without severance pay, as described in the employment agreement, in which case the vested options shall be exercisable for the duration of 90 days from the date of termination of employment).

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-    TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In the event that the period of the agreement elapses without a new employment agreement being signed with Mr. Segal for his office as CEO of the Company, Mr. Segal shall be entitled to an additional payment in a total amount that is equal to the Fixed Salary for an additional six months (during such period, Mr. Segal shall not be entitled to any payment for advance notice period).

Should the Company seek to terminate the agreement before the end of three years (other than under circumstances that give the Company cause to terminate the agreement without entitlement to severance pay), as well as in the event of resignation that is deemed by law as dismissal, or in the event of death or loss of working capacity, Mr. Segal (or his estate) shall be entitled to the following: (a) advance-notice period of 180 days, during which Mr. Segal shall be entitled to receive the Fixed Salary; (b) Fixed Salary for an additional six months; (c) acceleration of the vesting period of all equity compensation components allotted to him that have not yet vested.

In the event of the termination of Mr. Segal’s employment (other than under circumstances that entitle the Company to terminate the agreement without severance pay) during a 12-month period following an event of change of control in the Company (as defined in the agreement), whether initiated by the Company or by Mr. Segal, immediately upon such termination of employment (in lieu of the terms of termination mentioned above), Mr. Segal shall be entitled to the following terms: (a) acceleration of the vesting period of all components of equity compensation granted to him that have not yet vested; (b) a grant in a total amount that is equal to 200% of the Reduced Fixed Salary in the amount of NIS 125,000, CPI linked (“Reduced fixed Salary”) in the year of completion of the change of control, provided that such grant does not exceed an amount that reflects his Reduced Fixed Salary for the period remaining to the end of the employment agreement, with the addition of 6 months.

Mr. Segal will also be entitled to indemnification and insurance under terms that are identical to those of the other officers in the Company.

b)	Pursuant to an agreement signed between FCR and Mr. Segal in December 2014 (effective from January 2015 to January 2017), for his office as Chairman of the Board of Directors of FCR, Mr. Segal is entitled to annual compensation of C$ 700 thousand and to an annual allotment of restricted units with a value of C$ 300 thousand.

In February 2017, the agreement was extended for an additional three years and the compensation of Mr. Segal was updated to the effect that, commencing in February 2017, Mr. Segal shall be entitled to annual compensation in the amount of C$ 500 thousand and to an annual allotment of restricted share units with a value of C$ 500 thousand. The agreement provides for the terms of termination of the employment by FCR and of the advance notice.

c)	The restricted units bears interest (in a way of receiving additional restricted units), but they do not have voting rights.

d)	For his service in the Boars of Directors of EQY, Mr. Segal is allotted restricted shares annually. Mr. Segal was allotted 3,500 shares with respect to each of the years 2015 and 2016. The restricted shares are allotted at the beginning of every calendar year and vest in two equal batches, half on December 31 of the year in which they are allotted and the second half on December 31 of the subsequent year. Additionally, Mr. Segal received directors’ remuneration in the amount of U.S.$ 71.5 thousand for 2016 (U.S.$ 73 thousand for 2015). Upon completion of the merger with EQY, Mr. Segal ended his office as director in EQY.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-    TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

e)	For his office as Vice Chairman of the Board of Directors of CTY, Mr. Segal is entitled to annual remuneration in the amount of EUR 75 thousand and to a per-meeting remuneration of EUR 600. For his said service in 2016, Mr. Segal is entitled to total remuneration of EUR 83.6 thousand. In March, 2017 Mr. Segal ended his service in CTY.

f)	Commencing in January 2016, Mr. Segal is entitled to directors' remuneration in respect of his office in the Company in an amount that is the lower of: (a) the maximum annual compensation and the maximum participation remuneration to an expert director, as set out in the Companies Regulations (Rules for Remuneration and Expenses to an External Director), 2000 ("the Remuneration Regulations"), or (b) the lowest amount that is payable to another director in the Company. As of the reporting date the fees of the other directors in the Company exceeds the maximum remuneration that is provided for in the Remuneration Regulations, the remuneration to which Mr. Segal is entitled the remuneration that is set out in the Remuneration Regulations. Upon his taking office as CEO of the Company, Mr. Segal will no longer be entitled to directors’ fees as above.

3.	Former active deputy Chairman of the Board, Mr. Arie Mientkavich

In accordance with his employment agreement from June 2005, which ended in September, 2016, Mr. Mientkavich was employed as Active Deputy Chairman of the Company's Board of Directors in a 50% capacity, at a gross monthly salary of NIS 80 thousand linked to the CPI, plus associated benefits. Mr. Mientkavich was also entitled to an annual cash bonus that will not exceed NIS 500 thousand, which was calculated in accordance with the attainment of measurable goals set for the Company and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of up to 20% of the annual bonus. With respect to his partial service in 2016, Mr. Mientkavich received a grant in the amount of NIS 235 thousands.

According to the employment agreement, Mr. Mientkavich was entitled to 60 days' advance notice during the course of which he was entitled to receive the full terms provided under the employment agreement as well as an adaptation grant in an amount equivalent to six months' salary.

4.	Company's former CEO, Ms. Rachel Lavine

Starting in September 2015 to January 2017, Ms. Rachel Lavine served as the Company’s CEO. Ms. Lavine also served by the aforementioned date as a board member of the Company, as the Chairman of the Board of Gazit Development and serves as the Vice Chairman of the board of ATR and as a board member of CTY.

According to the employment agreement with Ms. Lavine the monthly salary of Ms. Lavine was amount to NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle and the Company’s customary social benefit conditions) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company’s public subsidiaries. In addition to the fixed salary, Ms. Lavine was entitled to ancillary benefits, as customary at the Company and as set forth in the Company’s compensation policy. Ms. Lavine was also entitled to indemnification, exemption and insurance under terms identical to those that apply to the other office holders of the Company. In 2016, the cost of employment of Ms. Lavine in the Company (less the compensation paid to her by the aforesaid subsidiaries) amounted to NIS 1,277 thousand (excluding grants).

In addition, Ms. Lavine was entitled to an annual cash bonus, in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year, in accordance to the Company’s compensation policy, in which with respect to 2016, in the amount of NIS 2,700 thousands.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-    TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In the approval of the terms of employment of Ms. Lavine, in September 2015, the Company granted Ms. Lavine approximately 718 thousand non-listed share options, 51 thousand restricted share units (RSUs) and 196 thousand performance shares units (PSUs) at a total value of NIS 8.25 million (spread over three years), according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance (as described in Note 28). Upon the termination of her employment in the Company, these securities will vest, as described below. The agreement includes various provisions relating to the compensation to which Ms. Lavine will be entitled in the event of the termination of her employment with the Company. On January 19, 2017, Ms. Lavine ended her office as CEO of the Company. The date of termination of her employment was set for March 31, 2017 (“End-Date of Employer-Employee Relationship”). On the End-Date of Employer-Employee Relationship, Ms. Lavine shall be entitled to the following compensation from the Company: (a) NIS 1,445,000 - representing the difference between the total payments of the Company to Ms. Lavine from the End-Date of Employer-Employee Relationship and future amounts payable to Ms. Lavine by ATR and CTY, if any, in the period of 17 months from the End-Date of Employer-Employee Relationship to August 30, 2018 (the original end-date of the employment agreement between Ms. Lavine and the Company) (subject to adjustments to the extent that the services that Ms. Lavine provides to CTY and ATR are discontinued prior to August 30, 2018); (b) an annual grant for 2016 (as described above); and (c) acceleration of all components of equity compensation granted to Ms. Lavine under her employment agreement.

Starting November 2014, Ms.Lavine has been serving as Vice Chairperson of the Board of Directors of ATR, and as from August 1, 2015, she provides consultancy services to ATR, for which she is entitled to annual consultancy fees in the amount of EUR 475 thousand. Since the commencement of her employment in the Company, these fees have been deducted from the compensation to which Ms. Lavine was entitled from the Company as described above.

For her office as director in CTY, Ms. Lavine is entitled to annual directors’ remuneration in the amount of EUR 50 thousand and to per-meeting remuneration of EUR 600, which where deducted from the compensation to which Ms. Lavine was entitled from the Company as described above. For her said service in 2016, Ms. Lavine is entitled to total remuneration of EUR 62.5 thousand (which has been deducted from the remuneration that is payable to her by the Company).

5.	In September 2015, the Company’s general shareholders’ meeting approved the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, a wholly-owned subsidiary of the Company. Mr. Zvi Gordon is the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company. The compensation to which Mr. Gordon is entitled for his employment at Gazit USA will be an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary and social benefits as are customary at Gazit USA. Additionally, in November 2016, the aforesaid organs approved Mr. Gordon the granting of officers’ insurance, as customary in the Company.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-    TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d.	Entering into an agreement with Norstar

On January 26 2012, the Company's shareholders meeting approved entering into an agreement with Norstar (the "Gazit-Norstar Agreement"), as amended in September 2014, with respect to the following matters:

1.	Norstar will pay the Company monthly management fees of NIS 122 thousands (as updated in September 2014) linked to the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company's controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in the real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company's shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

e.	Balances with related parties

	December 31
	2016	2015
	NIS in millions
Interest receivable from joint ventures and equity-accounted investees (Note 6)	11	32
Loans to equity-accounted investees (Note 9a)	401	880

f.	Consolidated Companies:

For details regarding transactions and balances with consolidated companies, see note 9.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-   SEGMENT INFORMATION

a.	General

According to the "management approach", as defined in IFRS 8, the Group operates in several operating segments, three of which meet the definition of "reportable segment" (as presented in the table below). The segments are identified on the basis of geographical location of the income producing properties Company's management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an "operating segment" in accordance with IFRS 8 as they constitute the entity's business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company's management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: shopping centers and lands in Israel, Germany, Brazil and Bulgaria.

In light of the reclassification of EQY’s and Luzon Group’s results of operation under the item “Loss from discontinued operations”, EQY and Luzon Group ceased to be presented as reportable segments. The comparative data have been adjusted retrospectively.

b.	Financial information by operating segments

As of and for the year ended December 31, 2016

	Shopping centers in Canada	Shopping centers in North Europe (1)	Shopping centers in Central- Eastern Europe (1)	Other segments	Adjustments for consolidated (2)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	1,960	1,555	1,092	340	(146)	4,801
Segment results:
Gross profit (loss) (3)	1,223	1,084	764	252	(129)	3,194
Depreciation and amortization (3)	4	26	12	2	5	49
Share in earnings (losses) of investees	36	24	53	(19)	48	142
Operating income (4)	1,152	996	464	187	681	3,480
Revaluation gain (loss) (4)	639	161	62	70	(932)	-
Segment assets:
Operating assets (5)	24,798	21,388	11,432	5,514	21,658	84,790
Investments in investees	417	275	700	34	671	2,097
Total assets	25,215	21,663	12,132	5,548	22,329	86,887
Investments in non-current assets (6)	1,565	1,186	246	892	946	4,835
Segment liabilities (7)	431	2,311	650	405	49,322	53,119

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-    SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments (Cont.)

As of and for the Year ended December 31, 2015 *)

	Shopping centers in Canada	Shopping centers in North Europe (1)	Shopping centers in Central- Eastern Europe (1)	Other segments	Adjustments for consolidated (2)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	2,001	1,421	1,192	344	(149)	4,809
Segment results:
Gross profit (loss) (3)	1,254	989	834	250	(131)	3,196
Depreciation and amortization (3)	7	50	13	2	1	73
Share in earnings (losses) of investees	38	14	43	(1)	70	164
Operating income (loss) (4)	1,134	754	632	163	(1,031)	1,652
Revaluation gain (loss) (4)	125	199	(448)	(81)	205	-
Segment assets:
Operating assets (5)	22,728	21,271	12,173	4,407	20,661	81,240
Investments in investees	451	408	719	47	1,371	2,996
Total assets	23,179	21,679	12,892	4,454	22,032	84,236
Investments in non-current assets (6)	1,154	7,676	242	697	1,033	10,802
Segment liabilities (7)	399	436	570	74	51,762	53,241

*)	Reclassified, refer to Note 2ff.

As of and for the Year ended December 31, 2014 *)

	Shopping centers in Canada	Shopping centers in North Europe (1)	Shopping centers in Central- Eastern Europe (1)	Other segments	Adjustments for consolidated (2)-(4)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	2,100	1,366	1,372	459	(1,572)	3,725
Segment results:
Gross profit (loss) (3)	1,318	948	969	332	(1,111)	2,456
Depreciation and amortization (3)	9	4	13	3	(10)	19
Share in earnings of investees	30	-	-	(2)	(25)	3
Operating income (loss) (4)	1,193	853	756	260	(594)	2,468
Revaluation gain (loss) (4)	137	251	(803)	187	228	-

*)	Reclassified, refer to Note 2ff.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-    SEGMENT INFORMATION (Cont.)

c.            Geographical information

External revenues

	Year ended December 31
	2016	(*2015	(*2014
	NIS in millions
Canada	1,960	2,001	2,100
Northern and Western Europe	1,592	1,459	1,441
Central-Eastern Europe	1,094	1,195	1,374
Other	303	265	253
Reconciliations (2)	(148)	(111)	(1,443)
Total	4,801	4,809	3,725

*) Reclassified, refer to Note 2ff.

Location of non-current operating assets (6)

	December 31
	2016	(*2015
	NIS in millions
Canada	24,461	22,329
Northern and Western Europe	21,225	20,015
Central-Eastern Europe	11,394	11,822
Other	4,953	3,700
Reconciliations (5)	1,264	21,725
Total non- current assets	63,297	79,591

*) Reclassified, refer to Note 2ff.

d.	Notes to segment information

1.	Jointly controlled entities are accounted for according to the equity method. Information of the segment "shopping centers in central-eastern Europe" that represent reportable segment was included in 2014 in segments information at its full value and offset against the consolidation adjustments column, and in 2015 was consolidated in the financial statement.

Therefore, the initial consolidation of ATR in the financial statement had no effect on manner of presentation of the segments.

Similarly, the information of the segment "shopping centers in North Europe" reflects 100% of the value of the joint venture Kista Galleria, and is offset against the consolidation adjustments column.

2.	The Group has no intersegment revenues. Adjustments with respect to segment revenues primarily include elimination of ATR's (in 2014), and Kista Galleria results as referred to above.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-     SEGMENT INFORMATION (Cont.)

3.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above.

4.	Segments’ operating income excludes revaluation gains which are included in consolidation adjustments. Adjustments for Operating Income include the stated in section 3 above, as well as goodwill impairment, adjustment due to ATR results (in 2014) as mentioned above, revaluation gains which are presented separately below operating profit. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 112 million, NIS 340 million and NIS 350 million and unallocated net other income (expense) of approximately NIS (9) million, NIS (518) million and NIS 2 million, for 2016, 2015 and 2014, respectively.

5.	Segment assets include current operating assets, investment property, property under development, goodwill, fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill (at group level) and cancellation of ATR's assets in 2014 and Kista Galleria assets as mentioned above. Furthermore, consolidation adjustments as of December 31, 2016 and December 31, 2015 include assets of the discontinued operations.

6.	Investments in non-current assets include mainly fixed assets, investment property, investment property under development and goodwill, as well as business combination.

7.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants' security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

GAZIT-GLOBE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-    EVENTS AFTER THE REPORTING DATE

a.	On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndication of underwriters for the sale of 9 million shares of FCR, representing 3.7% of the share capital of FCR, in a transaction on the Toronto Stock Exchange (in the format of a “bought deal”), at a price per share of C$ 20.6 and for a (gross) total consideration of C$ 185 million (approximately NIS 500 million).

The aforesaid subsidiary also granted the underwriters an option to purchase up to an additional 1.35 million shares of FCR from the Company, with effect for 30 days from the date of completion of the sale. If fully exercised, the option will increase the sale consideration to C$ 213 (approximately NIS 575 million).

The sale was completed on March 22, 2017 and the Company (including through wholly owned subsidiaries) holds 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR. As of the date of the sale, the Company cease to consolidate FCR in its financial consolidated statements and it is expected to recognize an increase in capital of NIS 800 million and a loss in the statement of income in the amount of NIS 400 million, including a loss that was reclassified to profit or loss in respect of the realization of reserves. (mainly due to exchange differences of foreign operations).

As of the date of loss of control, the Company will account its investment in FCR according to the equity method in accordance with the provisions of International Standard No. 28, "Investment in Associates and Joint Ventures".

b.	Following the completion of the merger between EQY and REG (for details, refer to Note 9d), on March 2, 2017, wholly owned subsidiaries of the Company sold 2.8 million ordinary shares of REG, representing 1.6% of the share capital in REG, for a total consideration of US$ 192 million (approximately NIS 708 million).

Consequently, the Company holds 19.5 million shares of REG, representing 11.5% of the share capital and voting rights therein.

c.	On January 12, 2017 Gazit Development and Luzon Group and its controlling shareholders signed an agreement for liquefaction of Gazit Development investment in Luzon Group. For details regarding the agreement, refer to note 10(5).

d.	In January 2017, FCR redeemed C$ 106.3 million (NIS 306 million) convertible debentures (series E and F ) in consideration to their par value plus accrued interest.

e.	For details regarding options granted to the Company CEO, after the reporting period, refer to Note 37(2)a.

GAZIT-GLOBE LTD.
APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2016 (1)

	Holding interest as of December 31,				Additional information
	2016	2015	Note	Incorporated in	in Note
	%
Equity One Inc.	34.3	38.4	(3)	USA	9d
First Capital Realty Inc.	36.4	42.2	(3)	Canada	9e
M.G.N USA Inc.	100	100	(2)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
Gazit First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
Gazit Canada Inc.	100	100	(2)	Canada
Gazit America Inc.	100	100	(3)	Canada
Ficus Inc.	100	100	(3)	USA
Silver Maple (2001) Inc.	100	100	(3)	USA
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	43.9	43.4	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9h
Gazit South America L.P.	94	94	(4)	USA
Gazit Brazil Ltda.	100	100	(3)	Brazil	9h
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	59.5	54.9	(3)	Jersey	9c
Gazit Globe Israel (Development) Ltd.	100	84.65	(2)	Israel	9h
Hashalom Boulevard House Ltd (in voluntary liquidation).	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.Globe Development Ltd.	100	100	(2)	Israel

a.	The list does not include inactive companies and companies held by EQY, FCR, CTY, ATR, Gazit Development, Gazit Germany, Gazit Brazil and Gazit South America L.P.

b.	Held directly by the Company.

c.	Held through subsidiaries.

d.	Held directly and through subsidiaries.

GAZIT-GLOBE LTD.
CHAPTER D – additional details regarding the Company

CHAPTER D – ADDITIONAL DETAILS REGARDING THE COMPANY

Company’s Name:	Gazit-Globe Ltd. (the “Company” or the “Corporation”)
Company’s Registered No.:	520033234
Address:	1 Hashalom Road, Tel-Aviv 67892
E-mail Address:	IR@gazitgroup.com
Telephone:	03-6948000
Facsimile:	03-6961910
Financial Statement Date:	December 31, 2015
Reporting Date:	March 26, 2017

GAZIT-GLOBE LTD.
CHAPTER D – additional details regarding the Company

REGULATION 10A: CONDENSED QUARTERLY STATEMENTS OF COMPREHENSIVE INCOME

For condensed statements of comprehensive income for 2015 on a quarterly basis, refer to section 3.5(c) of the Directors’ Report.

REGULATION 10C: USE OF PROCEEDS FROM THE ISSUANCE OF SECURITIES

The Company did not undertake issuances under its shelf prospectus during the year.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 11: LIST OF INVESTMENTS IN SUBSIDIARIES AND IN AFFILIATES

Presented below is a listing of the Company’s investments in each of its subsidiaries and related companies as of the date of the statement of financial position:

Company name	Class of security and par value	Quantity owned	Value in the financial statements (NIS in thousands) (*)	Interest in relation to issued share capital (%)	Interest in relation to voting rights and power to appoint directors (%)	Price at statement of financial position date
Investments in private companies owned by the Company
Beit Derech Hashalom Ltd. (In voluntary liquidation)	Share NIS 1	9,999	18,905	100	100	-
Gazit-Globe Holdings (1992) Ltd. (1)	Share NIS 1	432	(174,496)	100	100	-
	Deferred shares	1	-
Gazit-Globe Israel (Development) Ltd. ("Gazit Development") (2)	Share NIS 0.1	19,975,535	111,274	100	100	-
Golden Oak Inc. (3)	Share US$ 1	100	-	100	100	-
Hollywood Properties Ltd. (4)	Share US$ 1	300	-	100	100	-
M.G.N. (USA) Inc. (5)	Share US$ 1	2,142	1,936,250	100	100	-
Gazit Canada Inc. (6)	Preferred shares C$ 1	194,394,182	4,640,141	100	100	-
	Share C$ 0.01	1,206
Gazit America Inc.("GAA")(7)	Preferred shares C$ 1	29,762,984	583,238	100	100	-
	Share C$ 1	100
Gazit Europe (Netherlands) B.V. (8)	Share EUR 1	18,500	61,009	100	100	-
Gazit Europe (Asia) B.V. (9)	Share EUR 1	18,000	233,507	100	100	-
Gazit Midas Limited (10)	Share EUR 1	1,000	1,628,967	100	100	-
Gazit Gaia Limited (11)	Share EUR 1	1,000	-	100	100	-
Gazit Brazil Ltda. (12)	Participation units and shares	-	2,050,085	100	100	-
Investments in public companies (some of which are owned by the private subsidiaries detailed above)
Equity One Inc (“EQY”). (13)	Share US$ 0.01	49,632,513	-	34.3	34.2	US$ 30.69
First Capital Realty Inc (“FCR”) . (14)	Share C$ 1	88,636,750	-	36.4	36.4	C$ 20.67
Citycon Oyj (“CTY”) (15)	Share EUR 1.35	390,569,051	4,094,170	43.9	43.9	EUR 2.338
Atrium European Real Estate Limited (“ATR”) (16)	Share EUR 1	224,258,734	-	59.5	59.5	EUR 3.93

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

(*)	According to the Company’s separate financial statements, as of the statement of financial position date.

(1)	Gazit-Globe Holdings (1992) Ltd. owns 35% of Beit Derech Hashalom Ltd (In voluntary liquidation).

(2)	Gazit Development has private subsidiaries that are not presented separately in the table. For details regarding the acquisition of Mr. Ashkenazi's holdings in Gazit Development (15.3%), refer to section 10.1.2 of Chapter A of the Periodic Report.

(3)	Golden Oak Inc. owns 30% of Beit Derech Hashalom Ltd (in voluntary liquidation).

(4)	Hollywood Properties Ltd. owns 35% of Beit Derech Hashalom Ltd (in voluntary liquidation).

(5)	MGN (USA) Inc. owns 100% of Gazit 1995 Inc., MGN America LLC, Gazit Group USA Inc. and Gazit First Generation Inc., as well as shares in EQY (up to the completion of the merger with REG, on March 1, 2017).

(6)	Gazit Canada Inc. owns 36.4% of the share capital of FCR.

(7)	GAA indirectly owned 9.86% of the share capital of EQY (up to the completion of the merger with REG, on March 1, 2017).

(8)	Gazit Europe (Netherlands) B.V. owns a group of German companies, which are not presented separately.

(9)	Gazit Europe (Asia) B.V. invests in a real estate investment fund, resident in Mauritius, India.

(10)	Gazit Midas Limited owns 27.85% of the share capital of ATR.

(11)	Gazit Gaia Limited owns 31.67% of the share capital of ATR. Gazit Gaia's value in the financial statements is included in Gazit Midas' value.

(12)	The interests in Gazit Brazil Ltda and in FIM Norstar, are owned through a U.S. partnership, which is owned 94% by the company and 6% by wholly-owned subsidiaries, which are not presented separately in the table.

(13)	The interests in EQY (up to the completion of the merger with REG, on March 1, 2017) was owned through Gazit First Generation Inc., MGN (USA) Inc., MGN America LLC and GAA. EQY had private subsidiaries, which are not presented separately in the table.

(14)	The interests in FCR are owned through Gazit Canada Inc. FCR has private subsidiaries, which are not presented separately in the table.

(15)	The shares of CTY are owned directly. CTY has private subsidiaries, which are not presented separately in the table.

(16)	ATR has private companies that are not presented separately in the table.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Presented below are details of the balance of the Company’s debentures and loans to its subsidiaries and related companies:

Company	Linkage basis	Interest rate	Reported balance as of December 31, 2016 (NIS in thousands)	Repayment years (as per the agreement)
MGN (USA) Inc. and its wholly-owned subsidiaries	U.S.$	LIBOR+2%	693,240	2019
Gazit Canada Inc.	C$	LIBOR+2.5%	9,523	(*)
Gazit Midas Limited	EUR	EURIBOR+5%	849,558	2019
Gazit Hercules Limited	EUR	EURIBOR+2.45%	15,350	2017
Gazit Europe (Netherlands) B.V.	EUR	EURIBOR+3.6%	1,467,464	2019
Gazit-Globe Israel	CPI	4%-6.674%	464,729	(**)
(Development) Ltd.	EUR	EURIBOR+2.5%	1,623	(**)
	EUR	6.40%	3,793	(**)
	CPI	6.97%-7.17%	811,916	(**)
	NIS	Wholesale interest 2.25%-2.75%	279,800	(**)
	NIS	Prime interest+1.5%	70,000	(**)
G. Globe Development	NIS	Capital note	81,357
Gazit Gaia Limited	EUR	EURIBOR+5%	560,104	2019
Gazit-Globe Holdings (1992) Ltd.	CPI	3.05%	261,956	(*)
Gazit Asia	U.S.$	LIBOR+4.9%	55,966	2019
Gazit Germany	EUR	EURIBOR+2.5%	216,780	2018

(*)	The loans are automatically renewed from time to time, subject to the possibility of their being terminated in accordance with the terms set forth in the agreements with respect to such loans.

(**)	Repayment dates have not yet been fixed and are currently being considered by the Company and the subsidiary.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 12: CHANGES IN INVESTMENTS IN SUBSIDIARIES AND IN AFFILIATES(*)

Date of change	Nature of change	Company name	Class of security	Total par value	Cost (NIS in thousands)	Average cost per unit
06/16	Acquisition of shares off the Stock Exchange	Atrium European	Ordinary share	4,226,593	71,028		€3.88
07/16	Acquisition of shares off the Stock Exchange	Atrium European	Ordinary share	3,705,303	61,727		€3.89
08/16	Acquisition of shares off the Stock Exchange	Atrium European	Ordinary share	1,363,029	22,000		€3.80
09/16	Acquisition of shares off the Stock Exchange	Atrium European	Ordinary share	550,000	9,146		€3.95
10/16	Acquisition of shares off the Stock Exchange	Atrium European	Ordinary share	432,258	7,011		€3.85
11/16	Acquisition of shares off the Stock Exchange	Atrium European	Ordinary share	7,300,000	111,508		€3.72
02/16	Acquisition of shares on the Stock Exchange	Citycon oyj.	Ordinary share	121,352	1,102		€2.09
06/16	Acquisition of shares on the Stock Exchange	Citycon oyj.	Ordinary share	938,893	8,479		€2.08
08/16	Acquisition of shares on the Stock Exchange	Citycon oyj.	Ordinary share	24,775	232		€2.20
11/16	Acquisition of shares on the Stock Exchange	Citycon oyj.	Ordinary share	3,491,401	30,758		€2.09
01/16	Sale of shares on the Stock Exchange	First Capital Realty Inc.	Ordinary share	(6,500,000)	(326,116)	C$	18.00
01/16	Redemption of preference shares	Gazit Canada	Preference share	(42,000,000)	(115,777)	C$	1.00
02/16	Redemption of preference shares	Gazit Canada	Preference share	(36,608,718)	(103,569)	C$	1.00
03/16	Redemption of preference shares	Gazit Canada	Preference share	(1,500,000)	(4,369)	C$	1.00
04/16	Redemption of preference shares	Gazit Canada	Preference share	(13,250,000)	(39,111)	C$	1.00
05/16	Redemption of preference shares	Gazit Canada	Preference share	(32,000,000)	(93,616)	C$	1.00
06/16	Redemption of preference shares	Gazit Canada	Preference share	(1,550,000)	(4,680)	C$	1.00
11/16	Redemption of preference shares	Gazit America	Preference share	(15,309,980)	(43,329)	C$	1.00
1-12/16	Investment in equity (**)	Gazit Brazil Ltda., FIM Norstar	Participation units and shares	180,621,820	200,082	BRL	1.00
12/16	Acquisition of minority's shares	Gazit Globe Israel (Development) Ltd.	Ordinary share	3,065,817	31,930	NIS	10.40

(*)	Excludes negligible investments in establishing inactive subsidiaries in the reporting period.

(**)	Refer to footnote (12) to Regulation 11. The investment specified above includes the investment of the Company and investment of Gazit South America Inc.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 13: INCOME FROM SUBSIDIARIES AND AFFILIATES AND INCOME THEREFROM

Presented below are details of the 2016 comprehensive income attributed to the shareholders of each of the Company’s subsidiaries or related companies, and also the Company’s income from dividends, management fees and interest from those companies (NIS in thousands):

Company name	Income (loss)	Comprehensive income (loss)	Total comprehensive income (loss)	Dividends	Management fees	Interest income (expenses)
MGN (USA) Inc. (1)	237,850	3,729	241,579	-	611	17,097
Gazit Canada Inc.	405,005	(10,646)	394,359	-	-	(1,047)
Gazit America Inc.	101,812	(365)	101,447	-	-	-
Gazit-Globe Holdings (1992) Ltd.	(5,951)	-	(5,951)	-	-	3,971
Beit Derech Hashalom Ltd. (in voluntary liquidation)	(81)	-	(81)	-	-	-
Gazit-Globe Israel (Development) Ltd.	(136,928)	32,034	(104,894)	-	660	85,670
G.G. Development Ltd.	(2)	-	(2)	-	-	-
Citycon Oyj.	683,183	163,605	846,788	244,413	-	-
Gazit Europe (Netherlands) B.V. (2)	23,729	-	23,729	-	-	12,213
Gazit Europe (Asia) B.V.	7,123	15,255	22,378	-	-	6,574
Gazit Brazil Ltda. (3)	279,575	65,822	345,397	-	-	-
Gazit Midas Ltd. (4)	44,571	12,443	57,014	-	-	50,855
Gazit Gaia Ltd.				-	-	27,008

(1)	The results of MGN (USA) Inc. include the results of Gazit 1995 Inc., Gazit Group USA, MGN (America) Inc. and Gazit Europe Inc.

(2)	Represents the results of the Company’s operations in Germany.

(3)	Represents the results of Gazit Brazil Ltda’s operations as well as FIM Norstar, which are both held by Gazit South America LP (a U.S. partnership).

(4)	Gazit Midas Ltd.'s income includes Gazit Gaia Ltd.'s and Gazit Hercules Ltd’s results.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 20: STOCK EXCHANGE TRADING

Listed for trading during the reporting year:

53,438 ordinary shares of the Company of par value NIS 1 each that were issued as a result of the vesting of non-tradable securities (restricted share units (RSU)) by employees and officers.

In 2016, stock exchange trading in the Company’s securities was not suspended. With regard to the delisting of debentures following their repurchase by the Company, refer to section (D) of Regulation 29 below.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

1.	REGULATION 21: COMPENSATION OF INTERESTED PARTIES AND SENIOR OFFICERS

Presented below are details of the compensation paid with respect to 2015, to each of the five highest compensation recipients from among the senior officers of the Group (the Company or a corporation which it controls) and the three highest compensation recipients from among the senior officers of the Company itself, who were granted the compensation with respect to their appointment in the Company, as well as details of the compensation paid to the Company’s interested parties:

Details of Compensation Recipient				Compensation for Services (NIS in thousands)
Name	Position	Scope of position	Percentage ownership in the corporation	Salary	Bonus	Share- based payment	Consul- tancy fees	Other	Total	Total Company's share) (NIS in thousands)
Rachel Lavine	Former President and Director of the Company, Vice Chairperson of the Board of ATR, Director of CTY	Full-time	0.01%	1,541	2,700	(1)6,760	2,018	(2)2,060	15,079	14,056
David Lukes	CEO of EQY	Full-time	-	3,519	3,265	7,482	-	-	14,266	4,938
Chaim Katzman	Chairman of the Board of the Company, EQY, CTY and ATR and Director in FCR	-	(3)0.03%	982		6,937	2,337		(4)10,256	4,168
Thomas Caputo	President of EQY	Full-time		3,578	3,265	1,940			8,783	3,040
Adam Paul(5)	CEO of FCR	Full-time		2,300- 2,460	2,170- 2,320	App. 2,900	-	-	7,370- 7,680	2,771-2,888
Dori Segal	Vice Chairman of the Board and President of the Company, Chairman of the Board of FCR, former Vice Chairman of the Board of EQY ad CTY	-	(6)0.39%	(7)3,078	-	767	-	-	3,845	1,614
Adi Jemini	Vice President and CFO	Full-time	0.00%	1,382	88	1,052	-	-	3,316	3,316
Liad Barzilai	Former VP Investments	Full-time		1,205	627	345			2,177	2,177
Arie Mientkavich	Former Deputy Chairman of the Board	Half-time	-	1,569	235	314	-	-	2,118	2,118
Yair Orgler	External Director	-	-	464					464	464
Gary Epstein	Former Director	-	-	166					166	166
Haim Ben Dor(8)	Director	-	0.15%	458					458	458
Roni Bar- On(8)	External Director	-	-	497					497	497
Douglas Sesler	Director	-	-	290					290	290
Shay Pilpel	Former Director	-	-	58					58	58
Noga Knaz	External Director	-	-	408					408	408
Zehavit Cohen	Director	-	-	353					353	353

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

*	The data in this column relates to the share of the Company in the compensation that was granted to each of the aforesaid officers by the subsidiaries, in proportion to the Company's average percentage holding in each of the subsidiaries in 2016.

(1)	This amount includes NIS 2,979 thousand relating to the acceleration of the vesting periods of the entire long-term equity compensation component following the termination of Ms. Lavine's employment, as described in section d(3) below. It is noted that, out of said amount, NIS 1,146 thousand relates to restricted share units that are conditioned on the performance of the share. These are conditional upon the Company's share achieving, during the vesting period a target yield of at least 20% in relation to the share price on grant date (NIS 40.3). The restricted share units that are conditioned on the performance of the share expire on March 31, 2017.

(2)	Amounts granted to Ms. Lavine in connection with the termination of her employment, as described in section d(3) below.

(3)	Reflects Mr. Katzman’s direct interests in the Company. For a description of Mr. Katzman’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.

(4)	Mr. Katzman did not receive from the Company compensation for 2016.

(5)	Since, to the date of issue of the report, the Company is not the controlling shareholder in FCR (for details refer to section 7.1 of Chapter A above), the data presented in the table are based on the public reports of FCR concerning the compensation to which Mr. Paul was entitled in 2015, as published in April 2016. FCR customarily publishes data for the preceding calendar year in April of the following calendar year. Accordingly, updated data for 2016 will likely be published by FCR only in April 2017. Consequently, the data that is presented in the table is based solely on the assessments of the Company based on the data for 2015, as aforesaid.

(6)	Reflects Mr. Segal's direct interests in the Company. For a description of Mr. Segal's interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Regulation 24 below.

(7)	The amounts include the directors' fees paid to Mr. Segal for his office as director in the Company, CTY and EQY.

(8)	Excluding reimbursement of travel expenses.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

A.	Additional details and explanations to the table - General

1.	The compensation amounts are in terms of cost to the Company or to the subsidiary, as the case may be. The salary amounts include the cost of salary-related components.

2.	The interests presented in the table are those immediately prior to the publication date of the report, based on the information available to the Company.

3.	The compensation to which Messrs. Chaim Katzman and Dori Segal are entitled in the foreign public subsidiaries, EQY[38], CTY, FCR[39] and ATR, is determined and approved in accordance with the laws that are applicable to each of the aforesaid companies, including the rules of the stock exchanges on which such companies are listed for trade, as described below: (a) EQY – The compensation to Mr. Katzman is approved by the independent[40] Compensation Committee of the Board of Directors of EQY and the compensation to Mr. Segal (and to the other directors in EQY) is approved by the Board of Directors of EQY pursuant to the recommendation of the Compensation Committee; (b) FCR – The compensation is approved by the independent[12] Compensation and Corporate Governance Committee of the Board of Directors; (c) ATR – The compensation is approved by the Compensation Committee of ATR (in which half of the members are independent directors, and Mr. Katzman who is a member of the Committee, refrains from participating and voting in discussions pertaining to him), and reported to the Board of Directors of ATR; (d) CTY – The annual general meeting of the shareholders in CTY determines the salary of the Chairman of the Board of Directors and of the remaining directors of CTY, based on the recommendation of the Nominations and Compensation Committee of CTY (in which most of the members are independent[12] directors, and that is headed by Mr. Katzman). The Board of Directors of CTY, in its first meeting following its selection at the general meeting, appoints the Chairman and his deputies from among its members.

B.	Additional details and explanations to the table – Details regarding the Chairman of the Board, Mr. Chaim Katzman

1.	The salary shown in the table is as follows: annual compensation received from FCR for his service as director in FCR, directors' compensation received from CTY for his appointment as its Chairman of the Board of Directors and social benefits from EQY, in a negligible amount, with respect to his appointment as its Chairman of the Board of Directors. Mr. Katzman serves as Chairman of the Company’s Board of Directors, however the employment agreement between him and a wholly-owned subsidiary of the Company expired in November 2011. For details, refer to section 16 of Chapter A of the Periodic Report.

The amount presented under "consultancy fees" in the table relate to his annual compensation as chairman of the Board of Directors of ATR.

2.	The amount that appears under the heading “share-based payment” is composed of the cost recorded in the Company’s 2016 financial statements, with respect to:

2.1       Restricted shares granted to Mr. Katzman by EQY in 2015;

2.2       Restricted shares granted to Mr. Katzman by FCR in 2013-2015;

2.3       Share options granted to Mr. Katzman by ATR in 2013.

As to the issuance conditions of the above restricted shares and options (viz., those for which part of their cost has been recorded in the 2016 financial statements), refer to sections 3.2, 4.2 and 5.2 below.

[38]	To the date of issue of the report, the merger between EQY and REG is complete. For details refer to section 6.1 of Chapter A to this report.

[39]	To the date of issue of the report, following the sale of the shares in FCR, as described in section 7.1 of Chapter A to the report, the Company no longer controls FCR and will discontinue the consolidation of FCR's financial statements commencing in the first quarter of 2017.

[40]	It should be noted that the term "independent" in this section is within its meaning in the foreign law that is applicable to the subsidiary.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

3.	Details of the compensation of Mr. Katzman from EQY[41]

3.1.	On June 2, 2014, Mr. Katzman entered into an employment agreement with EQY, with effect from January 1, 2015, according to which Mr. Katzman will continue serving as EQY's Chairman of the Board of Directors (in lieu of a previous agreement between the parties, dated August 2010). The agreement was to remain in effect until December 31, 2017, but was terminated in March 2017 upon the completion of the merger between EQY and Regency (for details, refer to section 6.1 of the Description of the Company's Business in the Periodic Report). The agreement entitled Mr. Katzman to an annual bonus at the discretion of EQY's Compensation Committee as well as to an annual amount of US$ 15,000. Furthermore, pursuant to the agreement, Mr. Katzman was granted restricted shares, as described in section 3.2 below, and rights to list his securities in EQY for trade (under the terms set out in the agreement).

The agreement also provided for the reimbursement of expenses with respect to Mr. Katzman's position and entitled him to a car, health, a cellphone, etc..

The agreement stipulated provisions regarding its termination by EQY or by Mr. Katzman, including the amounts to which Mr. Katzman was entitled upon termination of the agreement, depending on the circumstances of its termination, in respect of acceleration of all vesting periods of restricted shares of EQY that were due to vest within a year from the date of termination of the agreement under such circumstances (close to 85 thousand restricted shares) as well as in reimbursement of health insurance expenses of Mr. Katzman or his family members for the period through to the termination of his employment or December 31, 2017, whichever is earlier. EQY is entitled to redeem the restricted shares that had vested as a result of the termination of employment in consideration of approximately US$ 2.5 million.

3.2.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to 255,000 restricted shares granted to Mr. Katzman in January 2015 (under the employment agreement, as described in section 3.1 above), at a price per share of U.S.$ 22.24 on grant date, that vest as follows: 7,095 shares vested on January 1, 2015, and 7,083 units will vest every month over a period of 35 months commencing on February 28, 2015 and ending on December 31, 2017. As aforesaid, the remaining restricted shares held by Mr. Katzman vested in full upon the completion of the merger with EQY.

4.	Details of the compensation of Mr. Katzman from FCR

4.1.	For his service as director in FCR, Mr. Katzman is entitled to the same directors' fees that are payable to the other members of the Board of Directors of FCR, which as of said date is an annual amount of C$ 30 thousand as well as a quarterly allotment of 600 deferred share units and fees of C$ 1,500 per meeting. The total consideration paid to him for his service as director in FCR in 2016 amounted to C$ 49,450 (including the value of the deferred restricted units).

4.2.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to FCR’s restricted units, which were granted by FCR to Mr. Katzman on various dates and for various vesting periods, as detailed below: (i) 26,283 restricted units were granted to Mr. Katzman in March 2013, which are convertible into 26,283 shares in FCR at a price as of the grant date of C$ 19.04 per share; (ii) 19,718 restricted units were granted to Mr. Katzman in March 2014, which are convertible into 19,718 shares in FCR at an average price as of the grant date of C$ 17.75 per share. With regard to the restricted units referred to in sub-paragraphs (i) and (ii), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, and FCR has the right to redeem the restricted units in cash or in cash, at the discretion of FCR, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights. In addition, pursuant to the terms of Mr. Katzman's employment agreement as Non-Executive Chair of the Board (which ended in May 2015), in January 2015 he was granted 1,994 deferred restricted share units which are convertible into 1,994 shares of FCR at a price per share at the grant date of C$ 18.80, that will vest at the end of Mr. Katzman's appointment as director of FCR.

Immediately prior to the publication date of this report, FCR’s share price was C$ 20.04.

[41]	To the date of issue of the report, the merger between EQY and REG is complete. For details refer to section 6.1 of Chapter A to this report.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

5.	Details of the compensation of Mr. Katzman from ATR

5.1.	In March 2009, Mr. Katzman, who is serving as Chairman of ATR's Board of Directors, entered with a company wholly-owned by ATR into an agreement, which was amended in August 2010, pursuant to which Mr. Katzman provides the ATR Group with consultancy services. The agreement is renewed from time to time for further periods of one year each time, unless either of the parties gives notice of its desire not to renew the agreement, at least 3 months prior to the end of the relevant period. In return for the consultancy services, Mr. Katzman is entitled to an annual consideration that amounted to EUR 550 thousand in 2016 and was updated to EUR 750 thousand commencing in January 2017. In addition, Mr. Katzman is also entitled to the refund of expenses incurred in connection with the provision of the services (Mr. Katzman is not entitled to directors' fees from ATR).

5.2.	The above table includes, under the heading “share-based payment”, the entire cost recorded in the reporting year with respect to 200 thousand share options for ATR's shares, with an exercise price of EUR 4.38 per share and a total value of EUR 150 thousand, that will vest over a period of four years, were granted to Mr. Katzman in November 2013, under ATR's share options plan from 2013.

Immediately prior to the publication date of this report, ATR’s share price was EUR 3.83.

6.	Details of the directors' compensation of Mr. Katzman from CTY

Commencing in June 2010, Mr. Katzman has been serving as Chairman of the Board of Directors of CTY. For his service as Chairman of the Board of Directors of CTY, in 2016 Mr. Katzman is entitled to annual compensation of EUR 165 thousand.

7.	In addition, Mr. Katzman is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as a director, in accordance with such arrangements as they apply to other members of the board of directors of such companies.

C.	Additional details and explanations to the table – Details regarding the Vice Chairman of the Board and President of the Company, Mr. Dori Segal

1.	The salary shown in the table is salary received by Mr. Segal from FCR for his service as Vice Chairman of the Board of Directors of FCR, directors' fees that he has received from EQY, which is identical to the compensation of the remaining directors in EQY (with the exception of the Chairman of the Board of Directors), directors' fees that he has received from CTY, which is identical to the compensation of the remaining directors in CTY, and directors' fees that he has received from the Company.

2.	The amount that appears under the heading “Share-based payment” is composed of the cost recorded in the Company’s 2016 financial statements, with respect to:

2.1.	Share options granted to Mr. Segal by FCR in the years 2011 through 2014;

2.2.	Restricted shares granted to Mr. Segal by FCR in the years 2011, 2013 and 2014;

2.3.	Restricted shares granted to Mr. Segal by EQY in 2015 and 2016, with respect to his appointment as a director of EQY;

As to the issuance conditions of the above share options and restricted shares (viz., those for which part of their cost has been recorded in the 2016 financial statements), refer to sections 4.2 and 5 below.

3.	In the reporting period, Mr. Segal served as Executive Vice-Chairman of the Company’s Board of Directors, for which he was entitled to directors' fees (commencing in January 2016), as described in section 6 below.

Since January 2017, Mr. Segal has been serving as Vice Chairman of the Board of Directors and President of the Company. As President of the Company he is entitled to compensation as described below:

3.1	The period of the engagement between the Company and Mr. Segal is three years, commencing on January 19, 2017, subject to the right of either of the parties to cancel the engagement by an advance notice of 180 days. The monthly salary of Mr. Segal reflects a monthly cost of NIS 166,667 (comprising a base salary as well as social and related benefits, as customary in the Company ("the Fixed Salary"). This represents an annual cost of NIS 2 million (that comprises all of the compensation payable to Mr. Segal by public subsidiaries of the Company (with the exception of FCR)), as described in section 4.1 below). Once every calendar year, the salary will be updated to reflect the increase in the Consumer Price Index. In addition to the Fixed Salary, Mr. Segal shall be entitled to sick and recreation days as stipulated by law and to 30 vacation days a year, all this provided that the total annual cost of employment in the Company does not exceed NIS 2 million (excluding the compensation payable to Mr. Segal by FCR). He will also be entitled to indemnification and insurance under terms that are identical to those of the other officers in the Company. He will also be entitled to reimbursement of expenses, as customary in the Company.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

In view of Mr. Segal's entitlement to compensation for his office in subsidiaries of the Company (excluding FCR), in practice, the Company will only pay Mr. Segal the difference between the annual cost of his salary (as aforesaid, aggregating NIS 2 million) and the overall actual amounts that Mr. Segal receives from each subsidiary of the Company (excluding FCR).

Mr. Segal will not be entitled to an annual bonus.

In the event that the period of the agreement elapses without a new employment agreement being signed with Mr. Segal, he shall be entitled to an additional payment in a total amount that is equal to the Fixed Salary for an additional six months. Should the Company seek to terminate the agreement before the end of three years (other than under circumstances that give the Company cause to terminate the agreement without entitlement to severance pay), as well as in the event of resignation that is deemed by law as dismissal, or in the event of death or loss of working capacity, Mr. Segal (or his estate) shall be entitled to the following: (a) advance-notice period of 180 days, during which Mr. Segal shall be entitled to receive the Fixed Salary; (b) Fixed Salary for an additional six months; (c) acceleration of the vesting period of all equity compensation components allotted to him that have not yet vested.

Additionally, in the event of the termination of Mr. Segal’s employment (other than under circumstances that entitle the Company to terminate the agreement without severance pay) during a 12-month period following an event of change of control in the Company42 (as defined in the agreement), whether initiated by the Company or by Mr. Segal, immediately upon such termination of employment (in lieu of the terms of termination mentioned above), Mr. Segal shall be entitled to the following terms: (a) acceleration of the vesting period of all components of equity compensation granted to him that have not yet vested; (b) a grant in a total amount that is equal to 200% of the monthly salary in the amount og NIS 125,000, linked to the CPI ("the Reduced Fixed Salary") in the year of completion of the change of control, provided that such grant does not exceed an amount that reflects his Reduced Fixed Salary for the period remaining to the end of the employment agreement, with the addition of 6 months.

Within the framework of the agreement, the Company has undertaken to allot to Mr. Segal 2,965,505 performance-based option warrants (non-negotiable) for the purchase of ordinary shares of the Company (representing 1.49% of the issued and paid share capital), in a quantity that, as of the date of issue of the report, reflects a total cost to the Company of NIS 12.9 thousand for the duration of the agreement ("the Equity Compensation Components")43.

The exercise price of each option warrant will be NIS 42 (reflecting an average quoted share price of NIS 35.56 on the Tel Aviv Stock Exchange Ltd. ("the Stock Exchange") in the 30 trading days that preceded the date of approval by the Board of Directors44. Accordingly, the exercise price represents a premium of 18% over the average price quoted on the Stock Exchange on the date of approval by the Board of Directors and a premium of 28.5% over the average price quoted on the Stock Exchange immediately after the report of the appointment of Mr. Segal. In addition to the aforesaid exercise price, the exercise of the option warrants is conditional upon a target average price of the Company's share that is higher than the exercise price and a prerequisite for their exercise is an average quoted price of at least NIS 45 on the Stock Exchange for 90 consecutive days during the 12-month period that precedes the date of exercise ("the Target Price"). The option warrants will vest over a period of three years from their grant date: one third of the option warrants that are granted to Mr. Segal will vest in each of the three years, to the effect that at the end of the employment period all option warrants will have vested. The exercise price and the Target Price are linked to the Consumer Price Index and subject to adjustments (in respect of the issue of bonus shares, the issue of rights and a dividend distribution).

[42]	For the purposes of this section, "change of control" signifies any event in which Mr. Katzman is no longer the controlling shareholders in the Company due to (god forbid) death or incapacity, but not an event in which Mr. Katzman is no longer the controlling shareholder in the Company as a result of the sale of his holdings in the Company or as a result of a transaction for the merger or acquisition of the Company.

[43]	The number of option warrants was determined on the basis of the average price of the Company’s share on the Stock Exchange in the 30 trading days that preceded the date of approval by the Board of Directors (NIS 35.56). The exact cost of the aforesaid option warrants in the financial statements of the Company was determined on the basis of the quoted price of the Company’s share on the Stock Exchange as of grant date, which is NIS 36.90.

[44]	It is noted that the quoted price of the share on the Stock Exchange on the first trading day following the report regarding the appointment of Mr. Segal for office (November 27, 2016) was NIS 32.66, i.e. the exercise price, reflects a premium of 18% on the average quoted price of the share on the date of approval by the Board of Directors and a premium of 28.5% on the quoted price of the share immediately after the report regarding the appointment of Mr. Segal.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

The final expiration date of all option warrants (unless previously exercised) is the end of five years from grant date, this also being the case in the event of the termination of employment (other than the termination of employment under circumstances that warrant the dismissal of Mr. Segal without severance pay, as described in the employment agreement, in which case the vested options shall be exercisable for the duration of 90 days from the date of termination of employment).

Mr. Segal may also exercise the option warrants by way of cashless exercise.

The price of the Company's share shortly before the date of issue of this report is NIS 36.85.

4.	Details of the compensation of Mr. Segal from FCR

4.1.	According to an agreement between FCR and Mr. Segal from December 2014, for his appointment as Chairman of the Board of Directors of FCR (with effect from January 2015 to January 2017), Mr. Segal is entitled to annual compensation that amounts to C$ 700 thousand, as well as to the annual grant of restricted share units in the amount of C$ 300 thousand, the quantity of which will be calculated every year at their grant date according to FCR's restricted share units plan and which FCR has the right to redeem in shares or in cash, at the discretion of FCR. Mr. Segal will also be entitled to participation in FCR's benefit plan.

In February 2017, the parties signed an amended agreement that extends the period of the agreement for an additional three years, commencing in February 2017, subject to the right of FCR to terminate the agreement on an earlier date (without cause) and the provision of an advance notice (or payment in lieu of an advance notice) for the shorter of one year the period remaining to the end-date of the agreement. Additionally, FCR may terminate the agreement without further compensation in the event of dismissal for cause or change of control.

According to the amended agreement, commencing in February 2017, Mr. Segal shall be entitled to an annual compensation of C$ 500 thousand and to an annual allotment of restricted share units with a value of C$ 500 thousand. The number of restricted share units that Mr. Segal would be allotted will be calculated annually on the date of their allotment, based on the restricted share units plan of FCR.

4.2.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for FCR’s shares and its restricted shares, which were granted by FCR to Mr. Segal on various dates and for various vesting periods, as detailed below: (i) 180 thousand share options exercisable until March 2021 into 180 thousand shares of FCR at an exercise price of C$ 15.7 per share were granted to Mr. Segal in March 2011. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.65; (ii) 100 thousand share options which are exercisable until April 2022 into 100 thousand shares of FCR at an exercise price of C$ 17.9 per share were granted to Mr. Segal in April 2012. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.51; (iii) 130 thousand share options which are exercisable into 130 thousand shares of FCR at an exercise price of C$ 18.97 per share were granted to Mr. Segal in March 2013. The share options vest over five years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 1.19; (iv) 65 thousand share options which are exercisable into 65 thousand shares of FCR were granted to Mr. Segal in March 2014, at an exercise price of C$17.77 per share. The share options vest over 5 years. The economic value as of the grant date of each of the share options, based on the binomial model, is C$ 8.43; (v) 36 thousand restricted units that are convertible into 36 thousand shares of FCR were granted to Mr. Segal in March 2013, for no consideration, at the share price on the grant date of C$ 19.04; (vi) 25 thousand restricted units that are convertible into 25 thousand shares of FCR were granted to Mr. Segal in March 2014, for no consideration, at the share price on the grant date of C$ 17.75; (vii) 15,052 restricted units that are convertible into 15,052 shares of FCR were granted to Mr. Segal in March 2015, at a price per share on grant date of C$ 19.93; (viii) 3,897 restricted share units of FCR that are convertible into 3,897 shares of FCR were allotted to Mr. Segal on December 31, 2016 for his office in FCR, as described in section 4.1 above; (ix) on March 17, 2017, Mr. Segal was allotted 24,824 restricted share units of FCR for his office in FCR, which are convertible into 24,824 shares of FCR (their cost is not included in the table above). With regard to the restricted units referred to in sub-paragraphs (v) through (ix), the vesting period (at the end of which the units are convertible) is on December 15 of the third calendar year after the grant date, while for the restricted units referred to in sub-paragraph (viii), the vesting period (at the end of which the units are convertible) is at the end of three years from grant date. FCR has the right to redeem the restricted units in cash or in shares, in accordance with the quoted FCR share price at the end of the period. The restricted units accrue dividends (by way of receiving additional restricted units), but do not confer voting rights.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

5.	Details of the compensation to which Mr. Segal is entitled from EQY[45]

With respect to his appointment to the Board of Directors of EQY, Mr. Segal receives restricted shares for every year of his service, as follows: for 2016 – 3,500 restricted shares at a share price on grant date of U.S.$ 27.72; for 2015 – 3,500 restricted shares at a share price on grant date of U.S.$ 25.62, with this being within the overall compensation framework for members of EQY’s Board of Directors, pursuant to which each director who is not an employee of EQY is entitled to receive restricted shares in the company upon his appointment and for every year thereafter. The said restricted shares are allocated at the start of every calendar year and vest in two equal installments, half on December 31 of the grant year and half on December 31 of the following year.

With respect to 2016, Mr. Segal also received directors’ fees in cash from EQY in the amount of U.S. $ 71.5 thousand.

Upon the completion of the merger transaction between EQY and REG, Mr. Segal ended his office as director in EQY.

6.	Details of Mr. Segal's directors' remuneration from CTY

For his service as Vice Chairman of the Board of Directors of CTY, Mr. Segal is entitled to an annual remuneration of EUR 75 thousand as well as to a remuneration of EUR 600 per meeting. For his service in 2016, Mr. Segal received total remuneration of EUR 83.6 thousand. In March 2017, Mr. Segal ended his office in CTY.

7.	Details of directors' remuneration from the Company

Commencing in January 2016, Mr. Segal is entitled to directors' remuneration in respect of his office in the Company in an amount that is the lower of: (a) the maximum annual compensation and the maximum participation remuneration to an expert director, as set out in the Companies Regulations (Rules for Remuneration and Expenses to an External Director), 2000 ("the Remuneration Regulations"), as shall be in effect from time to time based on the ranking of the Company; or (b) the lowest amount that is payable to another director in the Company (as set out in section L below). Since to the date of this report the fees of the other directors in the Company exceeds the maximum remuneration that is provided for in the Remuneration Regulations, the remuneration to which Mr. Segal I entitled as of the date of this report is the maximum remuneration (both annual and per meeting) that is set out in the Remuneration Regulations. Starting on the date on which Mr. Segal becomes entitled to compensation for his office as President of the Company, he shall not longer be entitled to directors' remuneration as above.

8.	In addition, Mr. Segal is entitled to indemnification and insurance arrangements from the Company and its subsidiaries in which he serves as an officer, in accordance with such arrangements as they apply to other officers of these companies.

[45]	On March 1, 2017, the merger between EQY and REG was completed. For details, refer to section 6.1 of Chapter A to this report.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

D.	Additional details and explanations to the table – Details regarding Ms. Rachel Lavine, Former President and Director of the Company

1.	The above table includes, under the heading "salary", the following compensation: (a) compensation for her service as President of the Company; and (b) directors' remuneration from CTY for her service as director in CTY.

The above table includes, under the heading "consultancy fees" compensation received by Ms. Lavine from ATR for her office as Chairperson of the Board of Directors of ATR.

As stated in section 3.1 below, the compensation that Ms. Lavine receives from the aforesaid subsidiaries is offset from the salary to which it is entitled from the Company.

2.	The above table includes, under the heading "share-based payment", the cost recorded in the financial statements of the Company in respect of share options, restricted shares and performance-based restricted shares that were allotted to Mr. Lavine by the Company.

3.	Details regarding the compensation paid to Ms. Lavine by the Company

3.1.	Until January 2017, Ms. Lavine had served as President and Director of the Company under an agreement signed with the Company. The monthly salary of Ms. Lavine was NIS 225,000 (gross) per month (subject to adjustment to the CPI; as of December 31, 2016, her salary amounted to NIS 225,000), which reflects an annual cost (comprising the base salary, a vehicle and social benefits as customary in the Company) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company's public subsidiaries (see sections 4 and 5 below). In addition to the fixed salary, Ms. Lavine was entitled to ancillary benefits, as customary in the Company and as set forth in the compensation policy of the Company, and to indemnification, exemption and insurance under terms identical to those that apply to the other offices of the Company. For 2016, the cost of employment of Ms. Lavine in the Company (less the compensation paid to her by the aforesaid subsidiaries) amounted to NIS 1,277 thousand.

Ms. Lavine was also entitled to an annual cash bonus in a total amount that would not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year, calculated based on the extent to which the Company meets measurable goals set for the Company in advance for 2016 and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus, in accordance with the Company's compensation policy.

For her service in 2016, Ms. Lavine's was granted a bonus of NIS 2,700 thousand.

3.2.	The employment agreement included various provisions concerning the compensation to which Ms. Lavine would be entitled in the event of the termination of her employment in the Company. As mentioned above, on January 19, 2017, Ms. Lavine ended her office as President of the Company The date of termination of her employment was set for March 31, 2017 (“End-Date of Employer-Employee Relationship”). On the End-Date of Employer-Employee Relationship, Ms. Lavine is entitled to the following compensation from the Company: (a) NIS 1,445,000 – an amount that represents the difference between (1) the total payments of the Company to Ms. Lavine from the End-Date of Employer-Employee Relationship for the advance notice period and the additional period for which Ms. Lavine is entitled to compensation under the employment agreement, and (2) the overall future amounts payable to Ms. Lavine by ATR and CTY in the period of 17 months from the End-Date of Employer-Employee Relationship to August 30, 2018 (the original end-date of the employment agreement) (to the extent that the services that Ms. Lavine provides to ATR and CTY are discontinued prior to August 30, 2018, the Company will pay to Ms. Lavine the amounts unpaid by the aforesaid companies, as above); (b) an annual grant for 2016 (as described above); and (c) acceleration of all components of equity compensation granted to Ms. Lavine under her employment agreement (as described in section 3.3 below).

3.3.	The above table includes, under the heading "share-based payment", the full cost recorded in the reporting year with respect to 718 thousand non-tradeable share options, 51 thousand restricted share units (RSUs) and 196 thousand performance-based restricted share units (PSUs) that were granted to Ms. Lavine under the capital gain track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance, in accordance with the provisions of the employment agreement with Ms. Lavine that was approved as detailed above and pursuant to the share-based compensation plan of the Company (as detailed in Note 28 to the annual financial statements).

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Each of the aforesaid share options is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 43.836 (which was calculated at the share’s average price on the stock exchange 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). Ms. Lavine is also entitled to a cashless exercise. The options vest over three years in three equal installments, starting one year from their grant date and expire 4 years after their grant date. In the event of a termination of the agreement with the Company, the exercisable share options that will not be exercised within 90 days from the date of the termination of the agreement will expire. In certain cases, Ms. Lavine is entitled to an acceleration of all of the share options’ vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 5.7.

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal installments, starting one year from their grant date. The PSUs vest over three years from the grant date in one installment and are subject to the achievement of a comprehensive yield performance (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, Ms. Lavine shall be entitled to a cash compensation that reflects the benefit in respect of the dividend distribution in relation to the RSU's and PSU's that have not yet vested on dividend distribution date. The fair value of each RSU on the grant date is approximately NIS 40.3 (which is the share price on grant date).

As aforesaid, on the End-Date of the Employer-Employee Relationship between Ms. Lavine and the Company, all of the aforementioned equity compensation components will be accelerated, as follows: (a) the option warrants (including those yet unvested) will be exercisable by the end of 90 days from the End-Date of the Employer-Employee Relationship; (b) two batches of RSUs will vest, against which the Company will allot shares to Ms. Lavine; (c) to the extent that the target attaching to the PSUs is achieved (in proportion to the employment period), the Company will allot the related shares to Ms. Lavine.

4.	Details regarding the compensation paid to Ms. Lavine by ATR

Commencing in November 2014, Ms. Lavine serves as Deputy Chairperson of the Board of Directors of ATR (Ms. Lavine had previously served as CEO of ATR). For her service, Ms. Lavine (through a company that she controls) is entitled to annual consultancy fees in the amount of EUR 475 thousand (which was deducted from the remuneration that is due to Ms. Lavine from the Company).

5.	Details regarding the compensation paid to Ms. Lavine by CTY

The amount under the heading "salary" includes also directors' fees received by Ms. Lavine in cash from CTY for her service as a director of CTY, in the amount of EUR 62.5 thousand (which was offset from the compensation that she is entitled to receive from the Company).

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

E.	Additional details and explanations to the table – Details regarding Mr. David Lukes, CEO of the subsidiary EQY[46]

1.	On April 2, 2014, EQY and Mr. David Lukes entered into an employment agreement (in effect commencing on May 12, 2014), according to which Mr. Lukes serves as EQY's CEO and director. The employment agreement was for a period of 4 years, but was terminated in March 2017 following the completion of the merger between EQY and REG (for details, refer to section 6.1 to the chapter on the Description of the Company's Business in the Periodic Report). According to the said agreement, Mr. Lukes's base annual salary amounted to U.S.$ 850 thousand as well as related benefits as is the practice. In 2016, the cost of his salary, including related costs, amounted to U.S.$ 916 thousand. In addition, Mr. Lukes was entitled to an annual bonus which was set at a goal of U.S.$ 850 thousand, and which was be determined at the discretion of EQY's Compensation Committee and based on his meeting of goals that had been set by the Committee. For 2016, Mr. Lukes was granted an annual bonus in the amount of U.S.$ 1,700 thousand, of which as U.S.$ 850 thousand in cash and the balance will be paid by allocating to him restricted shares.

Furthermore, on the date on which the agreement came into effect, Mr. Lukes was allocated securities as set forth in section 2 below.

2.	The agreement set forth provisions regarding its termination by EQY or by Mr. Lukes, including the amounts to which Mr. Lukes is entitled upon termination of the agreement, depending on the circumstances of its termination. According to the provisions of the agreement, upon the termination of his employment Mr. Lukes is entitled to an aggregate amount of approximately U.S.$ 16 million, which is to be paid in full by REG. This amount reflects a monetary grant in respect of the severance pay of approximately U.S.$ 7 million, an amount of approximately U.S.$ 800 thousand for the acceleration of all vesting periods of the option warrants that he holds that are convertible into shares of EQY and the cash redemption of the ensuing shares, an amount that is equal to approximately U.S.$ 8 million for the acceleration of all vesting periods of the restricted shares of EQY and of performance-based restricted shares of EQY that he holds as well as the funding of life insurance and medical insurance for him and for his family, for a period of 18 months from the employment termination date.

3.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the company’s financial statements with respect to options to purchase EQY’s shares and its restricted shares, which were granted by EQY to Mr. Lukes, as detailed below: (i) 200,000 stock options which are exercisable into shares of EQY at an exercise price of U.S.$ 22.87 per share, that will vest in four equal annual installments after the elapse of a year from their grant date; the economic value at the grant date of each stock option, based on the binomial model, was U.S.$ 6.14; (ii) 68,956 restricted shares of EQY, that will vest in three equal annual installments after the elapse of two years from their grant date at a price per share at the grant date of U.S.$ 22.94; (iii) performance-based shares, the goal with respect to which was set at 156,330 shares, while the actual grant can range between 0% and 200% of this goal, based on the goals set forth in the agreements being met (75% of these will vest subject to the company meeting goals as set forth in the agreement, and the remainder will vest at the discretion of EQY's Compensation Committee), all after four years have elapsed from the date on which the agreement has come into effect, at a price per share at the grant date of U.S.$ 18.81; (iv) 9,262 restricted shares that were granted to Mr. Lukes as part of his annual bonus for 2014; (v) 29,371 restricted shares that were granted to Mr. Lukes as part of his annual bonus for 2015; and (vi) 6,795 restricted shares that were granted to Mr. Lukes as part of his annual bonus for 2016.

As aforesaid, on the date of completion of the merger with EQY, all of the equity compensation components specified above were accelerated.

[46]	On March 1, 2017, the merger between EQY and REG was completed. For details, refer to section 6.1 of Chapter A to this report.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

F.	Additional details and explanations to the table – Details regarding Mr. Thomas Caputo, President of EQY[47]

1.	In June 2014, Mr. Caputo and EQY entered into an employment agreement (that replaces a previous agreement between the parties), which ended on December 31, 2016. Pursuant to the aforesaid employment agreement, Mr. Caputo was entitled to an annual base salary of U.S.$ 750 thousand as well as to the customary ancillary benefits. In addition, Mr. Caputo was entitled to a cash annual bonus which was set at a goal of U.S.$ 750 thousand in the employment agreement, but the final amount of which was determined at the discretion of EQY's Compensation Committee. For 2016, the salary cost of Mr. Caputo amounted to U.S.$ 932 thousand and he was granted an annual bonus of U.S.$ 850 thousand.

On January 1, 2017, a consulting agreement between Mr. Caputo and EQY came into effect, which was to expire on December 31, 2017, but was terminated in March 2017, upon the completion of the merger with REG (see section 5.1 of Chapter A to this report). In return for the consultancy services, EQY undertakes to Pay Mr. Caputo a monthly amount of U.S.$ 30 thousand plus reimbursement of expenses. According to the agreement, upon its termination under such circumstances, Mr. Caputo will be entitled to continue receiving the monthly consultancy fees stipulated in the agreement until the end of the agreement period (i.e. December 31, 2017).

2.	The above table includes, under the heading “share-based payment”, the cost recorded in the reporting year in the company’s financial statements with respect to 39,370 restricted shares of EQY that were granted to Mr. Caputo in January 2015 and that have vested in full on December 31, 2016.

G.	Additional details and explanations to the table – Details regarding Mr. Adam Paul, CEO of FCR[48]

1.	On November 3, 2014, FCR and Mr. Adam Paul entered into an employment agreement, under which, effective from February 2015, Mr. Paul has been serving as the CEO of FCR and as a director. According to the aforesaid agreement, Mr. Paul is entitled to an annual base salary and customary ancillary benefits, an annual bonus under the bonus plan of the Company and to participate in the company's target- and performance-based compensation plan for senior officers in the company, as shall be established by FCR's Compensation Committee. Additionally, he may be entitled to the allotment of option warrants or restricted share units of FCR. According to the assessments of the Company, the base salary of Mr. Paul is in the range of C$ 750 thousand (his salary in 2015) to C$ 800 thousand and the cost of his salary with the addition of related costs is in the range of C$ 802.5 (the cost of his salary in 2015 to C$ 850 thousand. In 2015, Mr. Paul received an annual bonus of C$ 750 thousand. The Company assesses that Mr. Paul will receive a annual bonus of up to C$ 800 thousand for 2016.

Furthermore, on the date of signing of the agreement, Mr. Paul was allotted securities, as described in section 2 below.

The agreement also includes provisions for its termination by FCR or by Mr. Paul, with a distinction between termination for cause or termination without cause and reference to the termination of the agreement due to the change of control in FCR. Within this framework, the agreement prescribes the amounts to which Mr. Paul would be entitled upon such termination of the agreement, which (depending on the circumstances of termination of the agreement) may amount to the following: (a) an amount equal to two times his annual salary; (b) an amount equal to two times the average annual bonus granted in the two years that preceded the date of termination of the agreement; (c) an amount equal to two times the premium costs in respect of employee benefit plans; (d) vehicle expenses and costs and pension contributions over a period of 24 months from the date of termination of vesting periods of option warrants (that are in-the-money on the date of termination of employment) and restricted shares of FCR that he holds.

2.	The above table includes, under the heading “share-based payment", inter alia, the cost recorded in the financial statements of the Company in the reporting year in respect of option warrants convertible into shares of FCR and its restricted shares that were allotted to Mr. Paul by FCR upon the signing of the agreement with him, as follows: (i) 240,000 option warrants convertible into shares of FCR that vest in five equal annual batches, commencing at the end of one year from their date of grant, and expire on November 3, 2024; (ii) 60,000 restricted share units of FCR that vest in three equal annual batches, commencing at the end of one year from their grant date; (iii) 285,000 option warrants allotted to Mr. Paul in 2015 that are convertible into shares of FCR. These vest in five equal annual batches, commencing at the end of one year from their date of grant, and expire In June 2025; (iv) 35,500 restricted share units of FCR granted to Mr. Paul in March 2015 that vest in three equal annual batches, commencing on their grant date. FCR has the right to redeem the restricted units in cash or in shares, at its discretion, based on the quoted price of FCR's shares at the end of the period. The restricted units accrue a dividend (by way of receipt of additional restricted units) but do not confer voting rights. The cost also includes share-based payment in respect of financial instruments that, to the assessment of the Company, will be allotted to Mr. Paul for his service in 2016.

[47]	On March 1, 2017, the merger between EQY and REG was completed. For details, refer to section 6.1 of Chapter A to this report.

[48]	Since, to the date of issue of the report, the Company no longer controls FCR (for details refer to section 7.1 of Chapter A above), the data presented in the table are based on the public reports of FCR concerning the compensation to which Mr. Paul was entitled in 2015, as published in April 2016. FCR customarily publishes data for the preceding calendar year in April of the following calendar year. Accordingly, updated data for 2016 will likely be published by FCR only in April 2017. Consequently, the data that is presented in the table is based solely on the assessments of the Company based on the data for 2015, as aforesaid.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

H.	Additional details and explanations to the table – Details regarding Mr. Adi Jemini, Vice President and CFO of the Company

1.	Since September 2015, Mr. Jemini has been serving as CFO of the Company, and in January 2017 he was also appointed as Vice President of the Company, this under an employment agreement from September 2015. The employment agreement is for a period of 3 years, commencing in September 2015, subject to the right of either of the parties to terminate the agreement with an advance notice of 180 days. For his service, as above, until December 31, 2016 Mr. Jemini was entitled to a gross monthly salary of NIS 85 thousand (linked to the annual increase in the CPI). Mr. Jemini is also entitled to customary social and related benefits as well as to indemnification, exemption and insurance, as is the practice in the Company. The cost of employment of Mr. Jemini in 2016 amounted to NIS 1,382 thousand.

Mr. Jemini's employment agreement entitles him to an annual bonus in an amount that is not to exceed 75% of his annual salary. The bonus is determined on the basis of measurable targets and based on the discretion of the Company's Compensation Committee and Board of Directors, which is not to exceed 50% of the bonus, in accordance with the Company's compensation policy (see section 16 of the "Description of the Company's Business"). Mr. Jemini was granted an annual bonus of NIS 882 thousand for 2016.

2.	In January 2017, the employment agreement was updated, and subsequently the gross monthly salary of Mr. Jemini amounts to NIS 115 thousand.

Additionally, Mr. Jemini may be entitled to a preservation grant, provided that he remains in the employ of the Company for the duration of 20 months from the date of updating of his terms of employment (January 2017). This grant will be payable to Mr. Jemini in three equal batches over the aforesaid period, the amount of each batch equaling 1.11 monthly salaries. Should Mr. Jemini decide to terminate his employment prior to the end of the agreement period, he will be required to refund to the Company in full the amounts paid to him on account of the preservation grant until such date.

The update to the employment agreement also entitles Mr. Jemini to the reimbursement of special expenses in respect of his relocation to Israel and residence in Israel in the (grossed up) amount of NIS 325 thousand a year (this reflects an annual cost of NIS 650 thousand to the Company).

Under the agreement and the update thereto, Mr. Jemini is granted equity compensation, as described in section 3 below.

In the event that the employment agreement with Mr. Jemini is not renewed, he shall be entitled to payment in the amount of his salary with the addition of the social and related benefits for an additional three months. Additionally, should the Company seek to terminate the employment of Mr. Jemini (other than termination for cause) Mr. Jemini shall be entitled to the following: (a) advance-notice period of 180 days, during which he shall be entitled to receive his full salary and all attaching benefits, with the addition of an amount equal to four monthly salaries including social benefits; (b) if on the date of termination of his employment as above Mr. Jemini has completed five years of service in the Group, he shall be entitled to an additional payment in an amount that is the lower of: his monthly salary (excluding attaching benefits) for 12 additional months or his monthly salary (excluding attaching benefits) for the period remaining to the end of the agreement period with the addition of three months; (c) the proportionate share of the annual bonus to which he is entitled under the compensation policy; (d) acceleration of the vesting period of all equity compensation components allotted to him that have not yet vested.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

In the event of the termination of Mr. Jemini's employment in the Company during a 12-month period following an event of change of control in the Company (as defined in the agreement), Mr. Jemini shall be entitled to the following compensation (in lieu of the compensation described in this section above): acceleration of the vesting period of all components of equity compensation granted to him that have not yet vested as well as a grant in a total amount that is equal to 200% of his base annual salary in the year of completion of the change of control, provided that such grant does not exceed an amount that reflects his base salary for the period remaining to the end of the employment agreement, with the addition of 3 months.

3.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to: (a) 199,669 non-tradable share options granted to a trustee for Mr. Jemini in September 2015, which are exercisable into 199,669 shares of the Company at an exercise price of NIS 43.836 per share (equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options). The exercise price is linked to the Israeli consumer price index and subject to customary adjustments (including with respect to the distribution of bonus shares, issuance of rights and a dividend distribution). The options vest in 3 equal batches, starting upon the elapse of one year from the grant date. The aforesaid options have been granted pursuant to the provisions of Section 105 of the Income Tax Ordinance under the capital gains track. Options that have not been exercised within 90 days of the date of the termination of Mr. Jemini's engagement with the Company will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 5.747; (b) 14,223 RSUs allotted in September 2015 at a price per share of NIS 40.34. The RSUs vest in three equal batches starting upon the elapse of one year from the grant date. In the event of dividend distribution, Mr. Jemini will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (c) 54,488 PSUs allotted in September 2015 at a price per share of NIS 10.53. Of the aforesaid, 36,326 PSUs were cancelled in January 2017 (effective from the date of adoption of the Company's new compensation policy in November 2016) and replaced with RSUs, as described in section 4 below.

4.	Additionally, within the framework of the update to Mr. Jemini's employment agreement, in January 2017 Mr. Jemini was allotted: (a) 60,848 non-tradable share options, which are exercisable into 60,848 shares of the Company at an exercise price of NIS 33.714 per share (equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options). The exercise price is linked to the Israeli consumer price index and subject to customary adjustments (including with respect to the distribution of bonus shares, issuance of rights and a dividend distribution). On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 6.656. The terms of exercise and vesting of the options are identical to those of the options that are described in section (3) above; (b) 22,936 RSUs allotted at a price per share of NIS 35.3, under terms that are identical to the described in section (3) above (of which 11,463 RSUs were allotted in lieu of 36,326 PSUs, as described in section (3) above, which were cancelled in accordance with the Company's compensation policy that requires officers of the Company to hold shares in the Company (as described in section 16 of the "Description of the Company's Business").

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

I.	Additional details and explanations to the table – Details regarding Mr. Liad Barzilai, VP Investments of the Company

1.	Until December 2016, Mr. Barzilai had served as VP Investments of the Company, this under an agreement between Mr. Barzilai and the Company from November 15, 2016. The (gross) monthly salary of Mr. Barzilai was NIS 70 thousand (linked to the CPI for November 2015). On the date of the termination of his employment, Mr. Barzilai's salary was NIS 70 thousand, reflecting an annual cost (including base salary, car and social benefits as customary in the Company) of NIS 1,155 thousand. In addition to his fixed salary, Mr. Barzilai was entitled to related benefits as customary in the Company and in conformity with the Company's compensation policy, as well as to indemnification, exemption and insurance, under terms that are identical to those of the other officers in the Company.

Mr. Barzilai was also entitled to a cash annual bonus in a total amount that is not to exceed 75% of the base annual salary due to Mr. Barzilai for any given year. The bonus is determined on the basis of measurable targets set for the Company in advance for 2016, as well as based on the discretion of the Company's Compensation Committee and Board of Directors, which is not to exceed 50% of the bonus, in accordance with the Company's compensation policy. Mr. Barzilai was granted an annual bonus of NIS 627 thousand for 2016.

Additionally, upon the engagement in the agreement, Mr. Barzilai was allotted securities, as described in section 2 below.

2.	The above table includes, under the heading “share-based payment”, the full cost recorded in the reporting year (less income recorded in the financial statements in respect of financial instruments previously granted to Mr. Barzilai and forfeited upon the termination of his employment in the Company, as described below) with respect to 159,554 non-tradable share options, 11,854 RSUs and 38,836 PSUs that were allotted to Mr. Barzilai under the capital gains track with a trustee, as stipulated by Section 102 of the Income Tax Ordinance, this in accordance with the provisions of his employment agreement and in conformity with the Company's share-based compensation plan (as described in Note 28 to the annual financial statements). Each of the aforesaid options was exercisable into one ordinary share of the Company of NIS 1 par value, at an exercise price of NIS 40.967 per share (calculated based on the average of the Company’s share price during the 30 trading days preceding the grant of the options). The exercise price is linked to the Israeli consumer price index and subject to customary adjustments (including with respect to the distribution of bonus shares, issuance of rights and a dividend distribution). The options were to vest in 3 equal batches, starting upon the elapse of one year from the grant date.

Each of the RSUs and PSUs was exercisable into one ordinary share of the Company of NIS 1 par value. The RSUs were to vest in 3 equal batches, starting upon the elapse of one year from the grant date. The PSUs were to vest in one batch at the end of three years from the date of allotment, the vesting being conditional upon the Company's share achieving, during the vesting period a target yield (including dividend distributions) of at least 20% in relation to the share price on grant date. Upon the termination of Mr. Barzilai's employment, the two unvested batches of options and the two unvested batches of RSUs were forfeited and all of the PSUs granted to him expired, as described above. Additionally, the options allotted to him that had vested as of the end-date of his employment fully expired in March 2017.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

J.	Additional details and explanations to the table – Details regarding the Former Deputy Chairman of the Company’s Board of Directors, Mr. Arie Mientkavich

1.	Until September 2016, Mr. Mientkavich had served as the Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50% of a full-time position, under an employment agreement from May 2005, as updated from time to time. Pursuant to the agreement, Mr. Mientkavich was entitled to a monthly salary (gross) of NIS 80,000, updated once a year according to the percentage increase in the Israeli consumer price index (as of the end-date of his office, Mr. Mientkavich's salary amounted to NIS 80 thousand).

In addition to the aforesaid, Mr. Mientkavich was entitled to the following related benefits: social benefits that do not exceed the customary benefits and include managerial insurance (including provision for loss of working capacity) and contributions to a further studies fund, provision of a company car (including maintenance costs and the full refund of the amount needed to gross up the car-use benefit for tax purposes), a cellphone and a landline phone and internet at his home, reimbursement of expenses in kind as is customary in the Company, 28 vacation days per year (calculating a working day according to the value of the part-time capacity of 50% of a full-time position), and sickness and convalescence pay pursuant to the law. Furthermore, Mr. Mientkavich was entitled to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company.

Under the agreement, Mr. Mientkavich was entitled to an annual cash bonus in a total amount that will not exceed NIS 500 thousand, and that will be calculated based on measureable goals set forth for the Company being met (as described in section 17 to the chapter "Description of the Company's Business"), according to the weights decided for each target, and including a component of 20% comprising the discretion of the Company's Compensation Committee and Board of Directors taking into account the Company's performance. For his service in the proportionate part of 2016, Mr. Mientkavich was granted a bonus in the amount of NIS 235 thousand.

Pursuant to the provisions of the employment agreement, upon the termination of the agreement, Mr. Mientkavich was entitled to an advance notice period of 60 days, during which he was entitled to receive the salary and all of the social and other benefits due to him under his employment agreement, as well as to an adaptation grant equal to six months' salary (including ancillary benefits, such as the use of the vehicle and the cellphone that had been provided to him by the Company).

Following the end of his office in the Company, Mr. Mientkavich continues to provide consultancy services to the Company.

2.	The above table includes, under the heading “Share-based payment”, the cost recorded in the reporting year in the Company’s financial statements with respect to options for Company shares which were granted by the Company to Mr. Mientkavich, as detailed below: (i) 143,678 non-tradable share options granted to a trustee for Mr. Mientkavich in September 2013, within the framework of renewing his employment agreement. Each of the options is exercisable into one ordinary share of the Company at an exercise price of NIS 46.92 per share, equivalent to the average of the Company’s share price during the 30 trading days preceding the grant of the options. The exercise price is linked to the Israeli consumer price index and is subject to customary adjustments (including with respect to a stock dividend distribution, a rights issuance or a dividend). The vesting period of the options has been set in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Mientkavich's engagement with the Company (including as a service provider) will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise. On the date of approving the grant, the fair value of each option, based on the binomial model, is NIS 9.482; (ii) 15,816 RSUs entitling to 15,816 ordinary shares of the Company, granted to Mr. Mientkavich within the framework of renewing the agreement with him. The RSUs vested in three equal installments over a three-year period starting upon the elapse of one year from the grant date. The economic value of the RSUs at the grant date is NIS 45.46 for each right to a share. In the event of dividend distribution, Mr. Mientkavich will be entitled to monetary compensation which reflects the benefit inherent in the dividend distributed with respect to the restricted share units that have not yet vested at the dividend distribution date; (iii) 35,786 PSUs entitling to 35,786 ordinary shares of the Company, also granted to Mr. Mientkavich within the framework of renewing the agreement with him. The vesting of the PSUs was conditional upon the achievement of the target of a total yield (including dividend distributed) of the Company's share in the aforesaid three-year period is at least 20% of the share price at the PSUs grant date. The PSUs expired in September 2016.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

K.       Additional details and explanations to the table – Details regarding directors’ fees

With regard to the directors Yair Orgler, Haim Ben Dor, Roni Bar-On, Douglas Sesler, Noga Knaz, Zehavit Cohen, Shay Pilpel (former director) and Gary Epstein (former director) (who are not employed by the Company) the amount presented under the heading “Salary” is the directors’ fees paid in cash with respect to 2016.

Since January 2012, the Company's directors, including external directors as appointed from time to time (but excluding directors who serve in other positions in the Company; which are, as of the reporting date, Mr. Chaim Katzman, Chairman of the Board of Directors and Dori Segal, Vice Chairman of the Board of Directors and President of the Company), are entitled to relative remuneration pursuant to Regulation 8a of the Companies' Regulations (Rules regarding Remuneration and Expenses for an External Director), 2000 (the "Remuneration Regulations"), as follows: annual remuneration in the amount of U.S.$ 42,000 for a director who does not meet the expertise criteria of an expert external director and annual remuneration in the amount of U.S.$ 56,000 for a director who meets the expertise criteria of an expert external director; remuneration in the amount of U.S.$ 1,100 per meeting attended for a director who does not meet the expertise criteria of an expert external director and remuneration in the amount of U.S.$ 1,480 per meeting attended for a director who meets the expertise criteria of an expert external director. The remuneration amount will be no less than (taking into account changes in the exchange rate of the New Israeli Shekel against the U.S.$) the minimum amount set for a company of the Company's ranking in the second and third supplements to the Remuneration Regulations, and will be no higher than 50% of the maximum amount set for a company of the Company's ranking in the second, third and fourth supplements to the Remuneration Regulations, as the case may be (where such minimum and maximum amounts will be linked to the CPI in accordance with the provisions of the Remuneration Regulations). The payment for participation by way of electronic media is 60% of the above participation remuneration, and payment for written resolutions is 50% of the above participation remuneration.

Pursuant to a resolution of the Company, the fees of the external directors (as well as the fees of the other directors in the Company who do not hold additional positions and are not controlling shareholders therein) will be updated to the effect that the current "proportionate compensation" will be replaced with: (1) monetary compensation – compensation in the amount of the "fixed compensation" provided for in the Compensation Regulations, based on the ranking of the Company; and (2) equity compensation – for every year in office, each of the aforesaid directors will be issued 1,500 restricted share units ("RSUs"), in accordance with the Company's Compensation in Securities Plan from 2011 ("the 2011 Plan"), or another plan, as shall be in effect on the relevant dates, and under the material terms specified below: the RSUs will vest over a period of two years from their grant date. A director whose office ends in the course of a year of office or prior to the vesting of a specific batch shall be entitled to the vesting of the proportionate share of such batch (subject to the payment of the par value of the exercise shares). In addition, the directors shall be entitled to various defenses under the 2011 Plan, including in relation to dividends. Pursuant to said defense, in the event of the payment of a cash dividend by the Company to the holders of its ordinary shares during the vesting period, no adjustment will be made in respect of the dividend, however each of the directors shall be entitled to a cash grant in a (gross) amount that is equal to the amount of the dividend that would have been paid to the director for the holding of ordinary shares in the number of the RSUs that have not yet vested on the date of the dividend distribution.

The update to the directors' remuneration will come into effect upon the end of office of Mr. Bar On (an external director in the Company) in April 2019 (or earlier – if cut short for any reason).

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 21A: CONTROLLING SHAREHOLDER OF THE COMPANY

The controlling shareholder of the Company is Norstar Holdings Inc. ("Norstar"), a foreign resident company registered in Panama, whose shares are listed on the Tel Aviv Stock Exchange Ltd.

To the best of the Company’s knowledge, the controlling shareholders of Norstar are Mr. Chaim Katzman, who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (24.30% of Norstar's issued share capital and 24.74% of the voting rights therein), as well as through First US Financial LLC49 (which owns 18.24% of Norstar's share capital and 18.57% of the voting rights therein) ("FUF", collectively with Mr. Katzman below: the "Katzman Group"), as well as Mr. Dori Segal (who owns 8.83% of Norstar's issued share capital and 8.99% of the voting rights therein), and his separated wife, Ms. Erika Ottosson (who owns 5.84% of Norstar's share capital and 5.95% of the voting rights therein), who entered on January 31, 2013 into a shareholders' agreement with the Katzman Group with regard to their interests in Norstar.

REGULATION 22: TRANSACTIONS WITH A CONTROLLING SHAREHOLDER

1.	Agreement with Norstar - For details regarding the agreement between the Company and Norstar and a wholly-owned subsidiary of Norstar, refer to section 22.1 of Chapter A of the Periodic Report.

2.	For details regarding the employment and compensation agreements of the Company’s controlling shareholders, Mr. Chaim Katzman and Mr. Dori Segal, with subsidiaries of the Company (including Mr. Segal's director's fees from the Company), refer to the details presented under Regulation 21 above. In March 2017, the general meeting, after obtaining the approval of the Company's Compensation Committee and Board of Directors, approved the entering by the Company into an employment and compensation agreement with Mr. Dori Segal in relation to his office as President of the Company. For details refer to Regulation 21 above.

3.	For details regarding officers’ insurance and indemnification undertaking, pursuant to which Messrs. Chaim Katzman and Dori Segal, Norstar’s controlling shareholders, are also beneficiaries, refer to the details presented under Regulation 29a below.

4.	On September 8, 2015, the Company’s general shareholders’ meeting, after obtaining the approval of the Company's Audit Committee and Board of Directors, approved the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions of Gazit USA, a wholly-owned subsidiary of the Company. Mr. Zvi Gordon is the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company. For his full-time employment, Mr. Gordon shall be entitled to an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary and social benefits as are customary at Gazit USA. The employment of Mr. Gordon will be for an unlimited period and may be terminated by either of the parties at an advance notice of 30 days. Additionally, in November 2016, the general meeting of the Company, after obtaining the approval of the Company's Audit Committee and Board of Directors, approved the granting of insurance coverage to Mr. Gordon for his office, as above, under terms that are identical to those of the other officers in the Company.

5.	In February 2016, the Company's Board of Directors, after obtaining the approval of the Company's Audit Committee, approved a procedure for the tagging along of passengers who are not involved in the business of the Group, whether or not these are "relatives" of any of the controlling shareholders, to exclusively business travels that are conducted for the purposes of the Company (including private companies that it owns). Pursuant to the procedure, the relevant officer will bear the costs for the passenger tagging along based on the mechanism that is set out in the procedure, provided that the total related value of use of the airplane in a calendar year does not exceed NIS 1 million.

6.	Negligible transactions: As resolved by the Company’s Board of Directors, the following transactions are to be considered negligible transactions for the purpose of Regulation 41(a)(6)(1) of the Securities Regulations (Annual Financial Statements), 2010:

49 Mr. Katzman has an irrevocable power of attorney from FUF, which owns 18.57% of the Company's shares, that allows Mr. Katzman to vote all of FUF's shares in the Company according to his discretion. FUF is a foreign company registered in Nevada, United States, and is owned by Mr. Katzman (including through private companies wholly owned by him and his family members, directly and indirectly) 58.53%, Ms. Erika Ottosson (the separated wife of Dori Segal, Executive Vice Chairman of the Board of Directors of the Company) 11.98% and Martin Klein, 29.49%. Ms. Ottosson has provided Mr. Katzman with an irrevocable power of attorney to vote in her name and in her stead in the shareholders meeting of FUF.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

6.1.	The lease of properties, during the normal course of business and at market terms, to an interested party (including a controlling shareholder), to companies under his control or to companies in which he is an interested party (all of these are referred to below as “Related Parties”), when the revenues from the annual rental of the properties do exceed (in the aggregate) 0.1% of the annual rental income in the Company’s consolidated financial statements.

6.2.	An agreement made by the Company to jointly acquire, together with Related Parties, goods or services from a third party, when such decision is made during the normal course of the Company’s business and at market terms, and with regard to which the Audit Committee has determined that the allocation of the costs and expenses in the agreement is fair and equitable taking into account the circumstances of the matter, and while the annual expenses with respect to such agreements (in the aggregate) do not exceed 0.1% of the annual gross expenses presented in the Company’s consolidated financial statements for the year preceding the date of the agreement.

In the Company’s opinion, the scope of the aforesaid transactions is negligible in relation to the scope of the Company’s operations, and accordingly complies with the requirements of the aforementioned Regulation 41(a)(6)(1).

REGULATION 24: INTERESTS OF INTERESTED PARTIES

Presented below are details, to the best of the Company's knowledge, regarding the holdings of interested parties of the Company in its shares and other securities immediately prior to the date of the report:

	Name and class of	Quantity of	Interests(*)		Interests (fully diluted)
Name of holder	securities	securities	Capital	Voting	Capital	Voting
Norstar Holdings Inc., including through its wholly-owned through its wholly-owned subsidiaries	Ordinary share	99,988,000	50.63%	50.63%	50.27%	50.27%
	Series K debentures	85,000,000	-	-	-	-
	Series L debentures	81,000,000	-	-	-	-
Chaim Katzman	Ordinary share	60,000	0.03%	0.03%	0.03%	0.03%
Dori Segal	Ordinary share	770,000	0.39%	0.39%	0.39%	0.39%
Michael Haim Ben Dor	Ordinary share	74,933	0.04%	0.04%	0.04%	0.04%
	Series D debentures	850,000
	Series K debentures	2,670,135	-	-	-	-
	Series L debentures	503,000	-	-	-	-
Yair Orgler	Series K debentures	250,000	-	-	-	-
	Series L debentures	500,000	-	-	-	-
Roni Bar-On	Series J debentures	38,000	-	-	-	-
Mawer Investment Management Ltd. – manager of investment portfolios	Ordinary share	1,342,011	0.69%	0.69%	0.68%	0.68%
Mawer Investment Management Ltd. – firms for the management of joint investment trusts	Ordinary share	8,507,022	4.35%	4.35%	4.32%	4.32%
	Ordinary share	7,241	0.00%	0.00%	0.16%	0.16%
Adi Jemini	Non-registered option	260,517	-	-	-	-
	Restricted share units	32,418
	Performance-based	18,162
	restricted share units
Rami Vaisenberger	Ordinary share	8,029	0.00%	0.00%	0.00%	0.00%
Revital Kahlon	Ordinary share	1,732	0.00%	0.00%	0.00%	0.00%

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Presented below are the details, to the best of the Company’s knowledge, of the shares and other securities owned by interested parties that are not members of an institutional reporting group, in each of the Company’s subsidiaries, immediately prior to the date of the report:

Name of	Name and class of	Quantity of	Interests(*)		Interests (fully diluted)
holder	securities	securities	Capital	Voting	Capital	Voting
Chaim Katzman	First Capital Realty Inc., ordinary shares	165,498	0.07%	0.07%	0.08%	0.08%
	First Capital Realty Inc., restricted shares	22,517	-	-
	First Capital Realty Inc., deferred shares	7,661	-	-
	Atrium European Limited, ordinary shares	240,000	0.064%	0.064%
	Atrium European Limited, share options	327,119	-	-	0.15%	0.15%
	Citycon Oyj, ordinary share	778,994	0.09%	0.09%	0.09%	0.09%
Dori Segal(1)	First Capital Realty Inc., ordinary shares	1,645,950	0.68%	0.68%	0.92%	0.92%
	First Capital Realty Inc., stock options (non-tradable)	1,725,000	-	-
	First Capital Realty Inc., restricted shares	85,316	-	-
	Citycon Oyj., ordinary shares	57,174	0.01%	0.01%	0.01%	0.01%
Adi Jemini	Equity One Inc., ordinary shares	210	-	-	-	-

(1)       The above data regarding securities owned by Mr. Segal include securities owned by his children, including through companies owned by them.

The Company's share capital includes 1,046,993 treasury shares that are held by the Company.

REGULATION 24A: AUTHORIZED CAPITAL, ISSUED CAPITAL AND CONVERTIBLE SECURITIES

For details regarding the authorized capital and the issued capital of the Corporation immediately prior to the date of the report, refer to Note 27 to the financial statements.

For details regarding the convertible securities of the Corporation immediately prior to the date of the report, refer to Note 28 to the financial statements.

REGULATION 24B: COMPANY SHAREHOLDERS REGISTER

For details regarding the Company's shareholders' register, refer to the immediate report of the Company dated February 9, 2017 (reference no.: 2017-01-014544).

REGULATION 25A: THE COMPANY'S REGISTERED ADDRESS

The Company's registered address is 1 Derech Hashalom Street, Tel Aviv 67892, Israel

The Company's email address is IR@gazitgroup.com

The Company's phone number: 03-6948000, the Company's fax number: 03-6961910

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26: DIRECTORS OF THE CORPORATION

Presented below are details of the members of the Board of Directors, to the best of the Company’s knowledge:

Name	Chaim Katzman, Chairman of the Board of Directors
Identity no.:	030593859
Date of birth:	4.11.1949
Address for serving legal documents:	1696 NE Miami Gardens, North Miami Beach, FL 33179, U.S.
Nationality:	Israeli, American
Membership of Board sub-committees:	Investments Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Refer to the details below regarding his tenure as chairman of the board of directors and as a director of various subsidiaries of the Company
Date of appointment:	1.5.1995
Education:	LLB, Tel-Aviv University
Employment in the past five years:	Chairman of the Board of Directors of the following companies: the Company, Norstar Holdings Inc., EQY (and following the completion of the merger with REG, Vice Chairman of the Board of REG), FCR (until May 2015), ATR, CTY, and private subsidiaries of these companies and of the Company
Companies of which he is a director (other than the Company):	Norstar Holdings Inc., Vice Chairman of the Board of REG since March 2017, FCR, ATR, CTY, Gazit-Globe Israel (Development) Ltd. and private subsidiaries of these companies and of the Company, as well as Koah (2000) Holdings Ltd. and Ganei Binyamina Ltd.
Relative of another of the Company’s interested parties:	No. However, his son-in-law, Mr. Zvi Gordon, serves as Vice President of Mergers & Acquisitions at Gazit USA Inc., a private company fully held by the Company

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Dori Segal, Vice Chairman of the Company’s Board of Directors and President of the Company
Identity no.:	057493504
Date of birth:	19.3.1962
Address for serving legal documents:	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K3S3, Canada
Nationality:	Israeli, American, Canadian
Membership of Board sub-committees:	Investments Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	President of the Company (since January 2017) Chairman of the Board of Directors of FCR and CEO of Norstar Holdings Inc., the controlling shareholder of the Company; President of Norstar Israel Ltd., which is a subsidiary of the controlling shareholder of the Company,. Refer also to the details below regarding his appointments on the board of directors of various affiliates of the Company.
Date of appointment:	26.12.1993
Education:	High school
Employment in the past five years:	Vice Chairman of the Company's Board of Directors and, since January 2017, President of the Company. Chairman of the Board of Directors of FCR (former President and CEO of FCR), Vice Chairman of the Board of EQY (up to the date of its merger with REG), Vice Chairman of the Board of Directors and CEO of Norstar Holdings Inc., President of Norstar Israel Ltd., Vice Chairman of the Board of CTY (until March 2017), Former Chairman of the Board of Directors of Realpac - The Real Property Association of Canada, Former Vice President at Luzon Group
Companies of which he is a director (other than the Company):	Vice Chairman of Norstar Holdings Inc.'s Board of Directors, FCR (in which he serves as Chairman of the Board of Directors), Gazit-Globe Israel (Development) Ltd. and their private subsidiaries, as well as those of the Company and of Norstar Holdings Inc., Former Director in U. Dori Group
Relative of another of the Company’s interested parties:	Yes, Ms. Erika Ottosson is his separated wife.

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Yair Orgler
Identity no.:	001210541
Date of birth:	10.10.1939
Address for serving legal documents:	7/19 Mayer Mordechai Street, Tel-Aviv
Nationality:	Israeli, German
Membership of Board sub-committees:	Audit and Balance Sheet Committee (Chairman), Compensation Committee, Investments Committee, Nominating and Corporate Governance Committee (Chairman), Corporate Responsibility Committee
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	27.11.2007
Education:	B.Sc. in Industrial Engineering and Management (Technion, Haifa); M.Sc. in Industrial Engineering and Management (University of Southern California - USC); Ph.D. in Management – specializing in Finance (Carnegie Mellon University)
Employment in the past five years:	Professor Emeritus of the Management Faculty, Tel- Aviv University. Member of the Advisory Committee of the Gazit-Globe Real Estate Institute on behalf of the Company.
Companies of which he is a director (other than the Company):	Ceragon Networks Ltd., and Atidim Ltd.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Michael Haim Ben-Dor
Identity no.:	01078416
Date of birth:	21.8.1938
Address for serving legal documents:	14 Nili Street, Jerusalem
Nationality:	Israeli
Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	No
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	13.1.1999
Education:	Auditors’ certificate from the Ministry of Justice (College of Management, Jerusalem)
Employment in the past five years:	Business consultant in the field of capital market and investments to private and public companies; business administration lecturer at differed educational institutions
Companies of which he is a director (other than the Company):	Member of the Dan Investments Committee and the Teachers Association
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Ronnie Bar-On
Identity no.:	008516262
Date of birth:	2.6.1948
Address for serving legal documents:	2 Hashaked Street, Motza Elite, 90820
Nationality:	Israeli
Membership of Board sub-committees:	Audit and Balance Sheet Committee and Compensation Committee (Chairman), Nominating and Corporate Governance Committee
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	Director in Gazit Brazil
Date of appointment:	1.5.2013
Education:	LLB (Hebrew University, Jerusalem); member of the Israel Bar Association since 1974
Employment in the past five years:	Finance Minister, Knesset member, Chairman of the State Control Committee and Chairman of the Foreign Affairs and Defense Committee
Companies of which he is a director (other than the Company):	Alrov Real Estate and Hotels Ltd., Delek Drilling Limited Partnership
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Zehavit Cohen
Identity no.:	058344797
Date of birth:	16.11.1963
Address for serving legal documents:	4 Berkovich St., Museum Tower, 22nd Floor, Tel Aviv 6423806
Nationality:	Israeli, American
Membership of Board sub-committees:	Audit and Balance Sheet Committee, Compensation Committee
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	8.3.2016
Education:	B.A. in Accounting from Duquesne University; an MBA in Finance from the University of Pittsburgh, and an MA in Accounting from the University of Pennsylvania, U.S.A.
Employment in the past five years:	Lecturer on accounting and finance – Wharton School, Pennsylvania University; CEO of Apax Partners Israel Ltd., Former Chairperson of Tnuva Cooperative Center for Marketing of Agricultural Produce in Israel Ltd; and Former Chairperson of Psagot Investment House, Psagot Securities Ltd. and Psagot Mutual Funds Ltd.
Companies of which she is a director (other than the Company):	Apax Partners Israel Ltd., Apax Partners LLP, Israel Corp., AM.TN.F.P Ltd., AP. TN Ltd., Ami Consulting Ltd., Board member of Table to Table - Leket Israel (R.S.), Zap Group Ltd., Schultz Quality Catering 1997 Ltd., Swan Debtco Ltd., Swan Holdco Ami Ltd., Swan Topco Ltd., Zebra Holdco Ltd., Zebra Midco Ltd., Zebra Topco Ltd., Tiger Topco Ltd.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Douglas William Sesler
Identity no.:	534325902
Date of birth:	24.12.1961
Address for serving legal documents:	54 Northway Bronxville, NY 10708
Nationality:	American
Membership of Board sub- committees:	No
Serves as external director:	No
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	12.1.2012
Education:	B.A. in Government (Cornell University)
Employment in the past five years:	Executive Vice President of Real Estate at Macy's, Business consultant, until 2011 - Head of Global Real Estate Principal Investments of Bank of America, Merrill Lynch
Companies of which he is a director (other than the Company):	Baypoint Navigation Inc.
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name	Noga Knaz
Identity no.:	22433072
Date of birth:	4.10.1966
Address for serving legal documents:	6 Sasha Argov Street, Tel-Aviv
Nationality:	Israeli, American
Membership of Board sub- committees:	Audit and Balance Sheet Committee, Compensation Committee, Nominating and Corporate Governance Committee, Corporate Responsibility Committee (Chairperson)
Serves as external director:	Yes
Possesses accounting and financial expertise or a professional qualification:	Yes
Is an independent director:	Yes (external director)
Employee of the Company, a subsidiary, a related company or an interested party (detail the position(s) held):	No
Date of appointment:	12.8.2008
Education:	BA in Economics and Business Administration (Haifa University); holds an investments portfolio management license; graduate of the Directors and Officers Course conducted by LAHAV Executive Management (Tel-Aviv University)
Employment in the past five years:	Vice Chairperson of the Board of Directors of Rosario Capital Ltd.
Companies of which she is a director (other than the Company):	None
Relative of another of the Company’s interested parties:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 26A: SENIOR OFFICERS

Presented below are details of the senior officers of the Company, who do not serve as directors, to the best of the Company’s knowledge:

Name:	Adi Jemini
Identity no.:	032862443
Date of birth:	19.3.1978
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and CFO of the Company, Market Risks Officer (together with the President of the Company), Director in Gazit Globe Israel (Development) Ltd., Director in some of the private subsidiary of the Company
Date of appointment:	16.1.2016
Education:	B.Sc. in Accounting from Virginia Polytechnic Institute
Employment in the past five years:	Former Chief of Staff at Gazit Group USA, Chief Administrative Officer at Norstar holdings Inc., CAO and Controller in EQY
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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Name:	Rami (Romano) Vaisenberger
Identity no.:	016708695
Date of birth:	29.1.1973
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Vice President and Controller
Date of appointment:	1.7.2004
Education:	BA in Accounting and Business Administration (College of Management)
Employment in the past five years:	His current position, Controller in Norstar Holdings Inc.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Revital Kahlon
Identity no.:	036307221
Date of birth:	12.6.1979
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Legal Counsel and Company Secretary
Date of appointment:	1.6.2015
Education:	LLB and BBA from the Hebrew University of Jerusalem
Employment in the past five years:	Legal Counsel in the Company, lawyer in Meitar, Liquornik, Geva, Leshem, Tal Adv.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

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GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Dina Yogev
Identity no.:	027852896
Date of birth:	05.09.1970
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Controller
Date of appointment:	23.03.2016
Education:	BBA in Accounting – College of Management
Employment in the past five years:	Manager of Accounting Reports in the Company, Manager at the Technical Unit of the Ziv-Haft BDO Accounting Firm, Accounting and Audit Lecturer at the College of Management
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name:	Itzhak Naftalin
Identity no.:	025495300
Date of birth:	22.7.1973
Position held in the Company, in a subsidiary, in a related company or in an interested party:	Internal auditor of the Company and of Norstar Holdings Inc.
Date of appointment:	31.10.2012
Education:	BA in Business Administration (Ono Academic College)
Employment in the past five years:	Partner and Audit Manager in Fahn Kanne Control Management Ltd.
Interested party in the Company or a relative of a senior officer of the Company or of another interested party in the Company:	No

REGULATION 26B: AUTHORIZED SIGNATORY FOR THE COMPANY

As of the date of the report, the Company has no independent authorized signatories.

REGULATION 27: AUDITORS OF THE COMPANY

Kost Forer Gabbay & Kasierer, CPAs, 3 Aminadav Street, Tel-Aviv.

REGULATION 28: AMMENDMENT OF THE MEMORANDUM OR ARTICLES OF ASSOCIATION

In April 2016, the general meeting of the Company's shareholders approved an amendment to the Articles of Association of the Company concerning the procedure for the appointment of directors in the Company. The amendment cancels the mechanism for the staggered appointment of directors in the Company and its replacement with the appointment of all directors (other than external directors) at the annual general meeting.

REGULATION 29: RECOMMENDATIONS AND RESOLUTIONS OF THE DIRECTORS

A.	Payment of a dividend or making of a distribution, as defined in the Companies Law, by any other means, or the distribution of a stock dividend:

During the reporting year, the Company’s Board of Directors resolved to make dividend distributions on the following distribution dates: April 20, 2016 (NIS 0.46 per share), June 16, 2016 (NIS 0.35 per share), September 12, 2016 (NIS 0.35 per share) and December 13, 2016 (NIS 0.35 per share).

In addition, subsequent to the date of the report, on March 26, 2017, the Company's Board of Directors approved the distribution of a dividend of NIS 0.35 per share.

The Company has a plan for the repurchase of Company shares that was not realized in the reporting period. For details, refer to section 3.8 of the Board of Directors' Report.

B.	Change in the Company’s authorized or issued capital:

Change in authorized capital – None.

Change in issued capital – Refer to Regulation 20 above.

C.	Amendment of the Company’s memorandum or articles of association: For details regarding an amendment to the Company's Articles of Association, see Regulation 28 above.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

D.	Redemption of redeemable securities: None.

Early redemption of debentures: None. However, it is noted that during the reporting period, the Company repurchased NIS 20,344,752 par value of debentures (Series A), NIS 1,031,259 par value of debentures (Series B), NIS 11,368,414 par value of debentures (Series C), NIS 3,723,337 par value of debentures (Series F) and NIS 40,765,862 par value of debentures (Series I) under a Company securities repurchase plan approved for the first time by the Board of Directors on September 13, 2011 and was renewed and expanded by it from time to time, most recently on March 26, 2017.

E.	Transaction between the Company and an interested party not conducted on market terms: None.

F.	Resolutions of the general meeting on the matters detailed in sections A through E above that are not in accordance with the recommendations of the Board of Directors: None

G.	Resolutions by an extraordinary general meeting:

1.	On April 20, 2016, the following resolutions were passed (refer to the complementary report dated April 11, 2016, ref. 2016-01-046699, regarding the convening of an extraordinary general meeting, and the immediate report dated April 2, 2016, ref. 2016-01-052813, regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

1.1	Amendment of the Company's Articles of Association (as described in Regulation 28 above).

1.2	The appointment of Mr. Ronnie Bar On as external director in the Company for an additional period of three years..

2.	On November 21, 2016, the Company's annual general meeting approved the aforementioned resolutions, in addition to resolutions that are customarily passed at an annual general meeting (refer to the complementary report dated November 10, 2016, ref. 2016-01-076410, regarding the convening of an annual general meeting, and the immediate report dated November 22, 2016, ref. 2016-01-130672 regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference):

2.1	Reappointment of Messrs. Chaim Katzman, Dori Segal, Rachel Lavine, Haim Ben Dor, Douglas Sesler and Zehavit Cohen as directors in the Company.

2.2	Approval of the an updated compensation policy, as described in section 16 to the Description of the Company's Business chapter in the Periodic Report.

2.3	Inclusion of Mr. Zvi Gordon in the insurance policy for directors and officers in the Company, as shall be from time to time, for a period of three years commencing on the date of approval by the meeting.

2.4	Reappointment of Mr. Yair Orgler as an external director in the Company for an additional period of three years, commencing on November 27, 2016, and approval of the updating the directors' fees payable to Mr. Ronnie Bar On (an external director in the Company), this with effect from the end of his office (April 2019, or an earlier date – if terminated for any reason), as follows: in lieu of the "proportionate remuneration that is currently paid to external directors, his remuneration will consist of (1) monetary compensation – compensation in the amount of the "fixed compensation" provided for in the Compensation Regulations, based on the ranking of the Company; and (2) equity compensation, all as specified in the convening report.

2.5	Renewal of the liability insurance policy for directors and officers of the Company (for details of the terms, see Regulation 29A below).

3.	On March 23, 2017, the annual general meeting of the Company approved the terms of office and employment of Mr. Dori Segal, President of the Company, who is among the controlling shareholders in the Company (see the immediate report dated February 13, 2017 (ref. 2017-01-015561) regarding the convening of an extraordinary general meeting, and the immediate report dated March 23, 2017 (ref. 2017-01-029175) regarding the outcome of the meeting; the information that is provided in said reports is included herein by way of reference).

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

REGULATION 29A: RESOLUTIONS OF THE COMPANY

A.	Approval of acts pursuant to Section 255 of the Companies Law: None.

B.	Acts pursuant to Section 254(a) of the Companies Law, which have not been approved, whether or not such acts have been presented for the approval referred to in Section 255 of the Companies Law: None.

C.	Transactions requiring special approval pursuant to Section 270(1) of the Companies Law, provided that these are exceptional transactions, as defined in the Companies Law, which have been approved during the reporting year:

1.	In October 2016, the Company entered into an agreement with Mr. Ronen Ashkenazi and Gazit Development for the purchase of Mr. Ashkenazi's share in Gazit Development, as described in section 10.1.2 of the Description of the Company's Business chapter in the Periodic Report.

2.	In November 2016, the Company entered into a series of agreements with Regency Centers Corporation in connection with the merger of EQY into Regency Centers Corporation, as described in section 22.4 of the Description of the Company's Business chapter in the Periodic Report.

D.	Exemption, insurance or an undertaking to indemnify officers, as is defined in the Companies Law, that is valid at the reporting date: At the reporting date, all the Company’s officers were covered by insurance, an increase in the coverage limits of which was last approved by the Company’s general meeting on November 22, 2016, to a maximum coverage limit of U.S.$ 125 million (per event and per year), and pursuant to a resolution of the Company's Board of Directors, at the reporting date the coverage limit is U.S.$ 100 million (per event and per year). Pursuant to the provisions of Section 275 of the Companies Law, which set forth, inter alia, that transactions involving the service and employment terms of a controlling shareholder will be approved once every three years, on July 23, 2014 and on July 30, 2014, the Compensation Committee and the Board of Directors, respectively, of the Company approved the renewal of the officers insurance for Mr. Chaim Katzman and Mr. Dori Segal, the Chairman of the Board of Directors and his Executive Vice Chairman, respectively, who are among the Company's controlling shareholders. Additionally, in November 2016, the general meeting of the Company, after obtaining the approval of the Company's Audit Committee and Board of Directors, approved the granting of insurance coverage to Mr. Zvi Gordon, the son-in-law of Mr. Katzman, in respect of his office as VP Mergers & Acquisitions in Gazit USA, a wholly owned subsidiary of the Company, under terms that are identical to those of the other officers in the Company. Furthermore, on January 12, 2012 the general meeting approved the purchase of a Public Offering of Securities Insurance (POSI) policy for the Company and for directors and officers (including Mr. Chaim Katzman, Chairman of the Board of Directors of the Company and its controlling shareholder), with respect to publishing a prospectus and offering of securities in the United States, for a period of up to seven years (the "Insurance Period") and with coverage limits that are not to exceed U.S.$ 100 million per event and on an accumulated basis for the Insurance Period. For additional details regarding the insurance for the Company's officers, refer to the complementary report dated November 10, 2016 (ref. 2016-01-076410), regarding the convening of an annual general meeting, and the immediate reports dated December 5, 2011 and July 31, 2014, ref. 2011-01-353181 and 2014-01-124092, respectively, regarding the approval of a transaction with the controlling shareholder that does not require the approval of a general meeting, and the immediate report dated November 22, 2016 (ref. 2016-01-130672) regarding the outcome of the general meeting; the information contained in the aforesaid immediate reports is hereby incorporated by means of this reference.

E.	Pursuant to the provisions of the Company's articles of association, and pursuant to the resolution of the Company's general meeting from December 31, 2006, the Company undertook to indemnify in advance anyone serving as an officer of the Company (including directors), including an officer serving on behalf of the Company in a company in which the Company owns at least 25% of the capital of and/or the voting rights in and/or the right to appoint directors therein. The undertaking to indemnify was provided with respect to liabilities and expenses, pursuant to the provisions of the Companies Law, with regard to a series of events (the indemnification causes) specified in the indemnification statement. The maximum accumulated indemnification amount which the Company might pay any officer, as aforesaid, will be no greater than 20% of the Company's shareholders' equity according to its last financial statements published prior to the actual indemnification payment. In addition, the Company resolved to exempt in advance the aforesaid officers (including directors) from accountability for damage caused and/or that will be caused to the Company by the officers due to breach of the duty of care owed to it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law (the said exemption does not apply to Messrs. Chaim Katzman and Dori Segal, Chairman of the Board of Directors and his Executive Vice Chairman who are controlling shareholders of the Company, ). On December 13, 2011, the general meeting approved an update of the terms of the Company officers' indemnification, to allow indemnification within the limits allowed under the Efficiency of

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Enforcement Procedures in the Securities Authority (Legislation Amendments) Law, 2011, namely indemnification for payment made to a party affected by a breach, which the officer in breach was required to pay for damage caused to said party as specified in Section 52(54)(A)(1)(a) of the Securities Law, or for expenses incurred by an officer in connection with the administrative procedure in his case, including reasonable litigation expenses, and including attorney's fees. Pursuant to the provisions of Section 275 of the Companies Law, on September 4, 2014 the general meeting approved the renewed grant of a letter of undertaking for indemnification to Mr. Chaim Katzman and Mr. Dori Segal, the Chairman of the Board of Directors and his Executive Vice Chairman, respectively, who are among the Company's controlling shareholders, for a period of three years starting on December 31, 2014. Additionally, according to the updated compensation policy of the Company, letters of exemption, to the extent provided, will not apply to a resolution or transaction in which the controlling shareholder or any officer in the Company (including an officer other than the officer to which the letter of exemption relates) has personal interest (with the exception of personal interest resulting from service as an officer in both the Company and in a related company of the Company). For details refer to the complementary report dated September 3, 2014 (ref. 2014-01-150555), regarding the convening of a general meeting, and the immediate reports dated December 13, 2011 and September 4, 2014 (ref. 2011-01-320382 and 2014-01-151746, respectively), regarding the outcome of the general meetings.

March 26, 2017	Gazit-Globe Ltd.
Date	Name of Company

Names of Signatories:	Position:
Chaim Katzman	Chairman of the Board of Directors

Dori Segal	President and Vice Chairman of the
Board of Directors

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

CORPORATE GOVERNANCE QUESTIONNAIRE – GAZIT-GLOBE

INDEPENDENCE OF THE BOARD OF DIRECTORS

		Correct	Incorrect

1.	In every reporting year, two or more External Directors served with the Corporation

√
This question can be answered “Correct” if the time period during which two External Directors did not serve does not exceed 90 days, as stated in Section 363A(b)(10) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which two or more External Directors did not serve with the Corporation in the Reporting Year (including also the period of service approved retroactively, distinguishing between the various External Directors):

Director A: Yair Orgler
Director B: Noga Knaz
Director C: Ronnie Bar-On

Number of External Directors serving with the Corporation as of the date of publishing this questionnaire: 3

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

2.	Ratio [50] of Independent Directors [51] serving with the Corporation as of the date of publishing this questionnaire: 55%

Ratio of Independent Directors prescribed by the Articles[52] of the Corporation[53]: 33%

	☐ Not relevant (not prescribed in the Articles).	—	—

3.	A check was performed in the Reporting Year on the External Directors (and the Independent Directors) and it was found that, in the Reporting Year, they were in compliance with the provisions of Section 240(b) and (f) of the Companies Law with regard to the External (and Independent) Directors serving with the Corporation not having an Interest, and also that the conditions necessary for them to serve as an External (or Independent) Director had been fulfilled.	√

4.	None of the Directors who served with the Corporation during the Reporting Year are answerable[54] to the CEO, directly or indirectly (except for a Director who is an employee representative, if the Corporation has such employee representation).	√

If you answer “Incorrect” (i.e., the Director is answerable to the CEO, as stated) – state the ratio of Directors who failed to meet the aforesaid restriction: ___.

50 In this questionnaire, “Ratio” is the particular number out of the total, for example 3/8.

51 Including "External Directors" as defined in the Companies Law.

52 For the purposes of this question – “Articles” includes in accordance with a specific statutory provision applicable to the Corporation (in the case of a banking corporation for example – the directives of the Supervisor of Banks).

53 A debenture company is not required to answer this section.

54 For the purposes of this question - serving as a Director of an affiliate that is controlled by the Corporation shall not be deemed as being “answerable”. On the other hand, the serving of a Director of the Corporation who serves as an Officer (other than Director) and/or is employed in an affiliate that is controlled by the Corporation shall be deemed as being “answerable” for the purposes of this question.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

5.	All Directors who disclosed having a Personal Interest in the approval of a transaction on the agenda of the meeting did not attend the discussion and did not participate in the aforesaid vote (other than a discussion and/or a vote in circumstances which comply with Section 278(b) of the Companies Law):	√

If you answer “Incorrect” –

Was it in order for the Director to present a particular topic in accordance with the provisions at the end of Section 278(a):

☒Yes ☐ No (Place an X in the appropriate box).

Note the rate of meetings in which the aforesaid Directors attended the discussion and/or participated in the vote other than in circumstances as provided in subsection a: _______.

6.	A Controlling Shareholder (including his Relative and/or anyone acting on his behalf), who is not a Director or another Senior Officer of the Corporation, was not present at the meetings of the Board of Directors held in the Reporting Year.	√

If you answer “Incorrect” (i.e., a Controlling Shareholder and/or his Relative and/or anyone acting on his behalf, who is not a member of the Board of Directors and/or a Senior Officer of the Corporation was present at the aforesaid meetings of the Board of Directors) the following details regarding the presence of any additional person at the aforesaid meetings of the Board of Directors are to be provided:

Identity: Zvi Gordon.

Position in the Corporation (if any): VP Mergers & Acquisitions in a wholly owned subsidiary of the Company.

Details of the Interest vis-à-vis the Controlling Shareholder (if the person present is not the Controlling Shareholder himself): son-in-law of the controlling shareholder.

Was the person attending in order to present a particular topic: ☐ Yes ☐ No (Place an X in the appropriate box).

Rate of attendance[55] at the meetings of the Board of Directors held in the Reporting Year in order to present a particular topic: ____. Attendance for other purposes: 7/29.

55 Differentiating between the Controlling Shareholder, his Relative and/or anyone acting on his behalf.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

☐ Not applicable (the Corporation does not have a Controlling Shareholder).

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

EXPERTISE AND QUALIFICATIONS OF THE DIRECTORS

			Correct	Incorrect

7.	The Corporation’s By-Laws do not contain a provision restricting the possibility of immediately terminating the service of all the Corporation’s Directors, who are not External Directors (for this purpose – a decision by a simple majority is not considered a restriction)[56].			√

If you answer “Incorrect” (i.e., such a restriction does exist), state –

	A.	The time period prescribed in the By-Laws for a Director’s service: in-between annual general meetings of the shareholders of the Company.

	B.	The required majority prescribed in the By-Laws for terminating the service of the Directors: A Special Resolution of the General Meeting, viz. 75% or more of the voting power of all the shares whose holders were present and voted on said Resolution.

	C.	Legal quorum prescribed in the By-Laws at the General Meeting for the purpose of terminating the service of the Directors: A legal quorum will exist at General Meetings of the Company when at least two shareholders with voting rights (personally or through proxies) are present, who together hold at least 30% of the Company’s voting rights.

	D.	The required majority to change these provisions in the By-Laws: A majority of the shareholders who hold shares that confer on them 60% or more of the voting rights of all the shares whose holders were present and voted on said Resolution (except for abstentions), either personally or through proxies, including a voting paper.

56 A debenture company is not required to answer this section.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

8.	The Corporation has taken action to prepare a training program for new Directors, in relation to the Corporation’s business and in relation to the law applicable to the Corporation and the Directors, as well as having taken action to prepare a continuing training program for serving Directors, that is customized, inter alia, to the duties that the Director performs at the Corporation.		√

If you answer “Correct” – state whether the program was in operation in the Reporting Year: ☒Yes ☐ No (Place an X in the appropriate box).

9.	A.	The Corporation has prescribed the minimum number of Directors on the Board of Directors that are required to possess Accounting and Financial Expertise.	___	___

If you answer “Correct” – state the minimum number prescribed: Three directors

	B.	Number of Directors that served with the Corporation during the Reporting Year -

Possessing Accounting and Financial Expertise[57]: Nine Directors

Possessing Professional Qualifications58: –

In the event of there being changes in the number the aforesaid Directors in the Reporting Year, the figure to be provided will be the lowest number (except in the 60-day time period from the occurrence of the change) of Directors of each type who served in the Reporting Year.

57 As assessed by the Board of Directors, in accordance with the provisions of the Companies Regulations (Terms and Tests for Director Possessing Accounting and Financial Expertise and for a Director Possessing Professional Qualifications), 2005.

58 See footnote 9.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

10.	A.	In each Reporting Year, the composition of the Board of Directors included members of both sexes.

If you answer “Incorrect” – state the time period (in days) during which the aforesaid did not apply: ____.

		This question can be answered “Correct” if the time period in which Directors of both sexes were not serving does not exceed 60 days, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which Directors of both sexes were not serving with the Corporation: _____.	√

	B.	Number of Directors of each sex serving on the Board of Directors of the Corporation as of the date of publishing this questionnaire:	___	___

Men: 6, Women: 3

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

MEETINGS OF THE BOARD OF DIRECTORS (AND CONVENING A GENERAL MEETING)

				Correct	Incorrect

11.	A.	Number of meetings of the Board of Directors held during each quarter of the Reporting Year:		_____	_____
		First quarter (2016):	9
		Second quarter:	7
		Third quarter:	3
		Fourth quarter:	10

	B.	Against the name of each of the Directors who served with the Company during the Reporting Year, state the attendance rate[59] at meetings of the Board of Directors (in this subsection – include meetings of Committees of the Board of Directors of which the Director is a member, as stated below) that were held during the Reporting Year (in relation to his period of service):

		(Additional rows should be added in accordance with the number of Directors.)

		* As the Audit Committee also acts as the Financial Statements Review Committee, attendance rates at meetings of the Audit Committee also relate to its meetings as the Financial Statements Review Committee.

59 See footnote 2.

60 For a Director who is a member of said Committee.

61 For a Director who is a member of said Committee.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

Name of Director	Attendance rate at meetings of the Board of Directors	Attendance rate at meetings of the Audit Committee[60]	Attendance rate at meetings of the Financial Statements Review Committee[61]	Attendance rate at meetings of the Compensation Committee[62]	Attendance rate at meetings of other Committees of the Board of Directors of which he is a member (noting the name of the Committee)	_____	_____

Chaim Katzman	100%

Dori Segal	96%

Arie Mientkavich	84%

Rachel Lavine	100%

Yair Orgler	100%	100%		100%	Nominations and Corporate Governance Committee – 100%

					Corporate Responsibility Committee – 100%

Noga Knaz	79%	89%		80%	Nominations and Corporate Governance Committee – 100%

					Corporate Responsibility Committee – 100%

__________________

62 For a Director who is a member of said Committee

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

	Ronnie Bar- On	100%	100%	100%	Nominations and Corporate Governance Committee – 100%

					Corporate Responsibility Committee – 100%

	Haim Ben- Dor	100%	100%	100%	Nominations and Corporate Governance Committee – 100%

					Corporate Responsibility Committee – 100%

	Shaiy Pilpel	100%	100%	100%	Nominations and Corporate Governance – 100%

	Gary Epstein	88%

	Douglas Sesler	76%

	Zehavit Cohen	86%	100%	100%

12.	In the Reporting Year, the Board of Directors held at least one discussion regarding the management of the Corporation’s business by the CEO and the Officers answerable to him, without them being present, and they were given an opportunity to express their position.					√

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

SEPARATION OF THE FUNCTIONS OF THE CEO AND THE CHAIRMAN OF THE BOARD OF DIRECTORS

		Correct	Incorrect
13.	Throughout the Reporting Year, a Chairman of the Board of Directors served with the Corporation.

	This question can be answered “Correct” if the time period in which a Chairman of the Board of Directors was not serving with the Corporation does not exceed 60 days, as referred to in Section 363A(2) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a Chairman of the Board of Directors was not serving with the Corporation, as stated: _____.	√

14.	In each Reporting Year, a CEO served with the Corporation.

	This question can be answered “Correct” if the time period in which a CEO was not serving with the Corporation does not exceed 90 days, as referred to in Section 363A(6) of the Companies Law, but whatever the answer (Correct/Incorrect), the time period (in days) is to be stated during which a CEO was not serving with the Corporation, as stated: _____.	√

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

15.	In a Corporation in which the Chairman of the Board of Directors also serves as the CEO of the Corporation and/or exercises the powers thereof, the dual service was approved pursuant to the provisions of Section 121(c) of the Companies Law[63].

x Not applicable (so long as the aforesaid dual service does not exist in the Corporation).

16.	The CEO is not a Relative of the Chairman of the Board of Directors.	√

If you answer “Incorrect” (i.e., the CEO is a Relative of the Chairman of the Board of Directors) –

	A. State the family relationship between the parties: _____.	_____	_____

	B. The service was approved pursuant to Section 121(c) of the Companies Law[64]:	_____	_____

¨ Yes
¨ No (Place an X in the appropriate box.)

17.	A Controlling Shareholder or his Relative does not serve as CEO or as a Senior Officer of the Corporation, except as a Director.*	√

63 In a debenture company – approval pursuant to Section 121(d) of the Companies Law.

64 In a debenture company – approval pursuant to Section 121(d) of the Companies Law.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

* On November 25, 2016, the Board of Directors of the Company decided to appoint Mr. Dori Segal, one of the controlling shareholders in the Company, as President of the Company. Mr. Segal took office in January 2017.

☐ Not applicable (the Corporation does not have a Controlling Shareholder).

AUDIT COMMITTEE

			Correct	Incorrect
18.	The following did not serve on the Audit Committee in the Reporting Year –		_____	_____

	A.	The Controlling Shareholder or his Relative.	√

☐ Not applicable (the Corporation does not have a Controlling Shareholder) .

	B.	The Chairman of the Board of Directors.	√

	C.	A Director who is employed by the Corporation or by the Controlling Shareholder of the Corporation or by a Corporation under his Control.	√

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder of the Corporation or to a Corporation under his Control.	√

	E.	A Director whose main source of income is the Controlling Shareholder.	√

☐ Not applicable (the Corporation does not have a Controlling Shareholder) .

19.	A person not entitled to be a member of the Audit Committee, including a Controlling Shareholder or his Relative, was not present in the Reporting Year at meetings of the Audit Committee, except in accordance with the provisions of Section 115(e) of the Companies Law.		√

20.	A legal quorum for holding discussions and taking decisions at each of the meetings of the Audit Committee held in the Reporting Year was a majority of the Committee’s members, with the majority of those present being Independent Directors and at least one of whom was an External Director.		√

If you answer “Incorrect” – state the ratio of meetings at which the aforesaid requirement was not fulfilled: _____.

21.	The Audit Committee held at least one meeting in the Reporting Year, in the presence of the Internal Auditor and the Independent Auditor and without the presence of the Corporation’s Officers who are not members of the Committee, with regard to defects in the Corporation’s business management.		√

22.	At each meeting of the Audit Committee at which a person not entitled to be a member of the Committee was present, this was with the approval of the Chairman of the Committee and/or at the request of the Committee (with regard to the Corporation’s Legal Counsel and its Corporate Secretary who is not a Controlling Shareholder or his Relative).		√

23.	In the Reporting Year, arrangements, which had been prescribed by the Audit Committee, were in force regarding the manner of handling complaints from the Corporation’s employees in connection with defects in its business management and regarding the protection given to employees revealing the aforesaid.		√

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

24.	The Audit Committee (and/or the Committee for the Review of the Financial Statements) was satisfied that the scope of the work of the Independent Auditor and his professional fees in relation to the financial statements in the Reporting Year were adequate for the performance of suitable audit and review work.	√

DUTIES OF THE FINANCIAL STATEMENTS REVIEW COMMITTEE (HEREAFTER – THE COMMITTEE) IN ITS WORK PRIOR TO THE APPROVAL OF THE FINANCIAL STATEMENTS

				Correct	Incorrect

25.	A.	Note the length of time (in days) prescribed by the Board of Directors as being a reasonable time for the sending of the Committee's recommendations prior to the discussion at the Board of Directors on approving the financial statements: Between two and four days, depending on circumstances.		_____	_____

	B.	Number of days that actually elapsed between the date of sending the recommendations to the Board of Directors and the date of the discussion at the Board of Directors on approving the financial statements:		_____	_____

		First quarter report (2016):	3

		Second quarter report:	4

		Third quarter report:	2

		Annual report:	5

	C.	Number of days that elapsed between the date of sending the draft financial statements to the Directors and the date of the discussion at the Board of Directors on approving the financial statements:

		First quarter report (2016):	3

		Second quarter report:	4

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

		Third quarter report:	2

		Annual report:	5

26.	The Independent Auditor of the Corporation participated in all the meetings of the Committee and the Board of Directors, at which discussions took place regarding the Corporation’s financial statements relating to the periods included in the Reporting Year.			√

If you answer “Incorrect” – state the ratio of meetings attended by the Independent Auditor: _____.

27.	Throughout the Reporting Year and until the publication of the annual report, the Committee fulfilled all the conditions detailed below:			_____	_____

	A.	Its members numbered at least three (at the date of the discussion by the Committee and the approval of the aforesaid Reports).		√

	B.	All the conditions prescribed in Section 115(b) and (c) of the Companies Law (regarding the service of members of the Audit Committee) were fulfilled.		√

	C.	The Chairman of the Committee is an External Director.		√

	D.	All its members are Directors and a majority of its members are Independent Directors.		√

	E.	All its members are capable of reading and understanding financial statements and at least one of the Independent Directors possesses Accounting and Financial Expertise.		√

	F.	The members of the Committee provided a Declaration prior to their appointment.		√

	G.	A legal quorum for holding discussions and taking decisions at the Committee was a majority of the its members, provided that the majority of those present were Independent Directors and among them was at least one External Director.		√

	If you answer “Incorrect” with regard to one or more of the subsections to this question, note with respect to which report (periodic/quarterly) the aforesaid condition was not fulfilled and also which condition was unfulfilled: _____.			_____	_____

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

COMPENSATION COMMITTEE

			Correct	Incorrect

28.	The Committee comprised, in the Reporting Year, at least three members and the External Directors constituted the majority thereof (on the date of the discussion at the Committee).		√

☐ Not relevant (no discussion was held).

29.	The terms of service and employment of all members of the Compensation Committee in the Reporting Year are in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000.		√

30.	The following did not serve on the Compensation Committee in the Reporting Year –		_____	_____

	A.	The Controlling Shareholder or his Relative.	√

☐ Not relevant (the Corporation does not have a Controlling Shareholder) .

	B.	The Chairman of the Board of Directors.	√

	C.	A Director who is employed by the Corporation or by the Controlling Shareholder of the Corporation or by a Corporation under his Control.	√

	D.	A Director who regularly provides services to the Corporation or to the Controlling Shareholder of the Corporation or to a Corporation under his Control.	√

	E.	A Director whose main source of income is the Controlling Shareholder.	√

☐ Not relevant (the Corporation does not have a Controlling Shareholder).

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

31.	A Controlling Shareholder or his Relative was not present in the Reporting Year at meetings of the Compensation Committee, unless determined by the Chairman of the Committee that any of them is needed in order to present a particular topic.	√

32.	The Compensation Committee and the Board of Directors did not make use of their powers pursuant to Sections 267A(c), 272(c)(3) and 272(c1)(1)(c) to approve a transaction or a compensation policy, over the objections of the General Meeting.	√

If you answer “Incorrect”, state –

Type of transaction approved as aforesaid:_____

Number of occasions when use was made of said powers in the Reporting Year: _____

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

INTERNAL AUDITOR

		Correct	Incorrect

33.	The Chairman of the Board of Directors or the CEO of the Corporation has organizational responsibility for the Internal Auditor in the Corporation.	√

34.	The Chairman of the Board of Directors or the Audit Committee approved the work plan in the Reporting Year.	√

In addition, note the audit topics dealt with by the Internal Auditor in the Reporting Year: see section 5.2 to the Directors' Report (Place an X in the appropriate box).

35.	The scope of the Internal Auditor’s work in the Corporation in the Reporting Year (in hours65): 2,690.	_____	_____

	In the Reporting Year, a discussion was held (at the Audit Committee or at the Board of Directors) with regards to the Internal Auditor’s findings.	√

36.	The Internal Auditor is not an Interested Party in the Corporation, his Relative, an Independent Auditor or anyone acting on its behalf and also does not maintain material business relations with the Corporation, its Controlling Shareholder, his Relative or corporations under their Control.	√

TRANSACTIONS WITH INTERESTED PARTIES

		Correct	Incorrect

37.	The Controlling Shareholder or his Relative (including a company under his Control) is not employed by the Corporation nor does he provide it with management services.		√

If you answer “Incorrect” (i.e., the Controlling Shareholder or his Relative is employed by the Corporation or provides it with management services), state –

65 Includes work hours invested in investee corporations and in overseas auditing, as the case may be.

GAZIT-GLOBE LTD.
CHAPTER D - ADDITIONAL DETAILS ABOUT THE COMPANY

- The number of Relatives (including the Controlling Shareholder) employed by the Corporation (including companies under their Control and/or by means of management companies): 1

- Have the employment and/or management services agreements with the aforesaid been approved by the organs prescribed by law:

☒ Yes

☐ No

(Place an X in the appropriate box.)

☐ Not applicable (the Corporation does not have a Controlling Shareholder) .

38.	To the best of the Corporation’s knowledge, the Controlling Shareholder does not have other businesses in the Corporation’s field of activity (in one or more fields).	√

If you answer “Incorrect” – state whether an arrangement has been prescribed to delineate Transactions between the Corporation and its Controlling Shareholder:

☐ Yes

☐ No

(Place an X in the appropriate box.)

☐ Not applicable (the Corporation does not have a Controlling Shareholder) .

Chaim Katzman	Chairman of the Audit Committee and the Financial Statements Review Committee:	Yair Orgler

CHAPTER E

GAZIT-GLOBE LTD.

Presentation of Financial Information from

Consolidated Financial Statements attributed to the Company

As of December 31, 2016

-----------------------

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe LTD.

1 Derech Hashalom, Tel-Aviv

Dear Sirs/Mmes.,

Re: Special auditors' report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented pursuant to regulation 9c of the Securities Regulations (Periodic and Immediate Reports), 1970, of Gazit Globe Ltd. ("the Company") as of December 31, 2016 and 2015 and for each of the three years, the last of which ended December 31, 2016, which was included in the Company's periodic report. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We have not audited financial information from financial statements of an investee, for which the assets net of liabilities attributed thereto, net amounted to NIS 4,666 million and NIS 4,732 million as of December 31, 2016 and 2015, respectively, and for which the Company's share of its earnings (losses) amounted to NIS 141 million, NIS 49 million and NIS (111) million for the years ended December 31, 2016, 2015 and 2014, respectively. The financial statements of this company were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial Information and Financial Data from Consolidated Financial Statements

Attributed to the Company

Below is financial data and separate financial information from the Group's consolidated financial statements as of December 31, 2016, published as part of the periodic reports ("consolidated financial statements") attributed to the Company itself, presented in accordance with Regulation 9c of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the consolidated financial statements.

Subsidiaries - as defined in Note 1 to the consolidated financial statements.

GAZIT-GLOBE LTD.
Details of Financial Information out of Consolidated Statements of Financial Position
Attributed to the Company

		December 31,
	Additional	2016	2015
	information	NIS in millions

ASSETS

CURRENT ASSETS

Cash and cash equivalents	a	510	661
Short-term loans and current maturities of long-term loans to subsidiaries	e	29	187
Financial derivatives	b,c	67	45
Other accounts receivable	b	2	3
Preferred shares of subsidiary	e	-	329

Total current assets		608	1,225

NON-CURRENT ASSETS
Financial derivatives	b,c	490	680
Loans to subsidiaries	e	5,723	5,610
Investments in subsidiaries		15,560	13,593
Fixed assets, net		3	3

Total non-current assets		21,776	19,886

Total assets		22,384	21,111

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.
Details of Financial Information out of Consolidated Statements of Financial Position
Attributed to the Company

		December 31,
	Additional	2016	2015
	information	NIS in millions

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of non-current liabilities	c	1,104	977
Financial derivatives	c	36	20
Trade payables	c	5	3
Other accounts payable	c	275	165
Current tax payable		43	43

Total current liabilities		1,463	1,208

NON-CURRENT LIABILITIES

Loans from banks and others	c	2,634	1,396
Debentures	c	10,128	10,994
Deferred taxes	d	1	1

Total non-current liabilities		12,763	12,391

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	f

Share capital		249	249
Share premium		4,992	4,983
Reserves		(2,782)	(2,927)
Retained earnings		5,699	5,207

Total equity		8,158	7,512

Total liabilities and equity		22,384	21,111

The accompanying information is an integral part of the financial data and the separate financial information.

March 26, 2017
Date of approval of the	Chaim Katzman	Dor J. Segal	Adi Jemini
financial statements	Chairman of the Board	Vice Chairman of the	Executive Vice
		Board and CEO	President and CFO

GAZIT-GLOBE LTD.
Details of Financial Information out of Consolidated Statements of Income
Attributed to the Company

		Year ended
		December 31
	Additional	2016	2015	2014
	information	NIS in millions

Management fees from related companies	e	3	2	2
Finance income from subsidiaries	e	198	229	273
Other finance income		29	721	53

Total income		230	952	328

General and administrative expenses		68	53	64
Finance expenses		584	536	737
Other expenses		7	407	-

Total expenses		659	996	801

Loss before income from subsidiaries, net		(429)	(44)	(473)

Income from subsidiaries, net		1,228	646	509

Income before tax benefit		799	602	36

Taxes on income (tax benefit)	d	12	(18)	(37)

Net income attributed to the Company		787	620	73

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.
Details of Financial Information out of Consolidated Statements of Comprehensive Income
Attributed to the Company

	Year ended
	December 31
	2016	2015	2014
	NIS in millions

Net income attributed to the Company	787	620	73

Other comprehensive income (loss) attributed to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	(274)	9	134
Gain on available for sale securities	-	(21)	18
Realization of capital reserves of company previously accounted for using the equity method	-	407	-
Other comprehensive income (loss) attributed to the Company	(274)	395	152

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	223	(1,916)	220

Total other comprehensive income (loss) attributed to the Company	(51)	(1,521)	372

Total comprehensive income (loss) attributed to the Company	736	(901)	445

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.
Details of Financial Information out of Consolidated Statements of Cash Flows
Attributed to the Company

	Year ended
	December 31
	2016	2015	2014
	NIS in millions

Cash flows from operating activities of the Company:

Net income attributed to the Company	787	620	73

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation and amortization (including goodwill impairment)	6	2	2
Finance expenses (income), net	357	(414)	411
Income from subsidiaries, net	(1,228)	(646)	(509)
Realization of capital reserves of company previously accounted for using the equity method	-	407	-
Cost of share-based payment	9	3	9
Taxes on income (Tax benefit)	12	(18)	(37)

	(844)	(666)	(124)

Changes in assets and liabilities items:

Decrease (Increase) in other accounts receivable	1	-	(3)
Decrease in trade payables and other accounts payable	(11)	(26)	(1)

	(10)	(26)	(4)
Cash paid and received during the year for:

Interest paid	(522)	(649)	(599)
Interest received	-	-	90
Interest received from subsidiaries	152	217	237
Taxes paid	(16)	(11)	(39)
Dividend received	-	3	14
Dividend received from subsidiaries	244	164	170

	(142)	(276)	(127)

Net cash used in operating activities of the Company	(209)	(348)	(182)

The accompanying information is an integral part of the financial data and the separate financial

GAZIT-GLOBE LTD.
Details of Financial Information out of Consolidated Statements of Cash Flows
Attributed to the Company

	Year ended
	December 31
	2016	2015	2014
	NIS in millions
Cash flows from investment activities of the Company:

Investment in fixed assets	(1)	- *)	(1)
Proceeds from sale of fixed assets	- *)	- *)	- *)
Investments in subsidiaries	(268)	(2,215)	(942)
Redemption of preferred shares of subsidiary	404	271	168
Loans repaid by (grant to) subsidiaries, net	(438)	154	414
Investment in marketable securities	(18)	-	(154)
Proceeds from sale of marketable securities	20	182	141

Net cash used in investment activities of the Company	(301)	(1,608)	(374)

Cash flows from financing activities of the Company:

Issue of shares (less issue expenses)	-	586	118
Exercise of stock options into shares	- *)	- *)	- *)
Repayment of loans for purchase of Company shares	- *)	- *)	-
Dividend paid to equity holders of the Company	(295)	(328)	(318)
Issue of debentures less issue expenses	-	2,183	445
Repayment and early redemption of debentures	(691)	(969)	(255)
Receipt (repayment) of long-term credit facilities from banks, net	1,371	1,102	(110)
Unwinding of hedge transactions	3	-	243

Net cash provided by financing activities of the Company	388	2,574	123

Exchange differences on balances of cash and cash equivalents	(29)	(2)	4

Increase (decrease) in cash and cash equivalents	(151)	616	(429)

Cash and cash equivalents at the beginning of year	661	45	474

Cash and cash equivalents at the end of year	510	661	45

Significant non-cash activities of the Company:

Conversion of loans granted to subsidiaries for share issuance	375	-	72

*) Represents an amount of less than NIS 1 million.

The accompanying information is an integral part of the financial data and the separate financial information.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

a.	Cash and cash equivalents attributed to the Company

As of the reporting date, the balance of cash and cash equivalents primarily consist of unlinked NIS, which was used to repay current maturities in respect of debentures that were redeemed at the beginning of 2017. The cash balances at December 31, 2015 was due to proceeds from the issuance of shares received on December 31, 2015.

b.	Disclosure regarding financial assets attributed to the Company in accordance with IFRS 7

	December 31
	2016	2015
	NIS in millions
Financial assets at fair value through profit or loss:
Derivatives	557	725
Financial liabilities at fair value through profit or loss:
Derivatives	(21)	(20)
Financial assets at fair value through other comprehensive income:
Derivatives	(15)	-

Loans and receivables	2	3
Loans and receivables - subsidiaries	5,752	5,797

	6,275	6,505

c.	Disclosure regarding financial liabilities attributed to the Company

1.	Other accounts payable attributed to the Company

	December 31
	2016	2015
	NIS in millions

Accrued expenses	9	11
Interest payable	262	146
Employees	3	6
Government authorities	1	2

	275	165

2.	Non-current liabilities attributed to the Company

Composition

	December 31
	2016	2015
	NIS in millions

Loans from banks and others (1)(3)	2,634	1,396
Debentures (2)(3)	10,128	10,994

	12,762	12,390

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(1)	Composition of loans from banks and others

	Interest	December 31
	rate	2016	2015
	%	NIS in millions
In NIS - unlinked *)	3.48%	205	132
In U.S.$ *)	3.09%	1,531	-
In U.S.$	5.52%	294	299

In C$ *)	3.18%	70	291
In € *)	2.52%	579	703

		2,679	1,425
Less - deferred expenses		(21)	(17)

		2,658	1,408

Less - current maturities		(24)	(12)

		2,634	1,396

*)	Variable interest.

For details in respect of financial covenants, see Note 22 to the consolidated financial statements.

To secure credit obtained from banks the Company and its wholly-owned subsidiaries have pledged shares of subsidiaries. Furthermore, the Company's wholly-owned subsidiaries guarantee the credit obtained by the Company from banks, also refer to Note 26b1 to the consolidated financial statements.

(2)	Composition of debentures

For details in respect of the composition of Debentures, see Note 20 to the consolidated financial statements.

Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as the reporting date amounted to NIS 1,109 million.

During 2016, the Company repurchased debentures with a par value of NIS 77 million (Series A,B,C,F and I) through market trades for a consideration of NIS 88 million. The purchase had no material impact on the Company's financial statements. The debentures were cancelled and delisted.

For further information regarding the terms and conditions of the debentures, rating, financial covenants, and the issuances of the debentures during the reporting period, refer to Note 20 to the consolidated financial statements.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions

Year 1 - current maturities	24	*) 1080

Year 2	185	1,323
Year 3	1,653	1,492
Year 4	596	1,158
Year 5	23	973
Year 6 there after	177	5,182

	2,634	10,128
	2,658	11,208

*)	On December 31, 2016 there was the date of final redemption of debentures (series B and F) of the Company. The debentures were fully redeemed on January 2017 since the redemption date falls on a non-business day, therefore the actual payment accrued on the first business date afterward.

3.	Financial instruments attributed to the Company

a)	Classification of financial liabilities attributed to the Company

All financial liabilities, other than financial derivatives, are measured at amortized cost. Financial derivatives are measured at fair value through profit or loss or other comprehensive income, see sections c and d below.

b)	Financial risk factors attributed to the Company

The Company's global operations expose it to various financial risk factors, such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan is focused on steps intended to minimize potential negative impacts on its financial results. The Company uses financial derivatives in order to hedge certain risk exposures.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

Following is additional information about financial risks and their management:

1)	Foreign currency risk

The Company operates through investees in a large number of countries and is exposed to currency risks resulting from the exposure to exchange rates of different currencies, mainly to the U.S. dollar, the Canadian dollar, the Euro and the Brazilian Real. It is Company policy to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risks. As part of this policy, the Company enters into cross-currency swap transactions in respect of the liabilities, for details see section e below.

2)	CPI risk

The Company has issued debentures linked to changes in the Consumer Price Index in Israel. For the amount of the financial instruments that are linked to the CPI in which the Company has exposure to changes in CPI, refer to section f below.

3)	Interest risks

Liabilities bearing variable interest rates expose the Company to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose the Company to interest rate risk in respect of fair value. As part of the risk management strategy, the Company maintains a certain composition between exposure to fixed interest rate and exposure to variable interest rate. From time to time and according to market conditions, the Company enters into interest rate swaps in which it exchanges variable interest with fixed interest and vice-versa, to hedge its liabilities against changes in interest rates (see section e below). As of the balance sheet date, 74.2% of the Company's liabilities (78.5% excluding interest rate swap transactions) bear fixed interest rates (82.5% as of December 31, 2015, and 87.1% excluding interest rate swap transactions). For additional details regarding interest rates and maturities, see section c)2 above.

4)	Price risk

As of the reporting date and December 31, 2015, the Company has no investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges.

5)	Credit risk

The Company is not exposed to significant concentration of credit risk. Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

d.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

6)	Liquidity risk

The Company's policy is to maintain a certain balance between obtaining long-term financing inter alia, mortgages, bank loans and debentures and the existing flexibility through the use of revolving lines of credit for period of 3 to 5 years in which the company can utilize credit for different periods.

As of December 31, 2016 (the "Reporting Date"), the Company has a working capital deficiency of NIS 0.9 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.2 billion available for immediate drawdown. The Company's management believes that these sources will allow the Company to repay its current liabilities when due.

In connection with cross-currency swap transactions of liabilities (see section e below), with respect to part of the swaps, the Company entered into credit support annexes agreements (“CSA”) of current settlement mechanisms with respect to the fair value of the transactions. Accordingly, the Company may be required to transfer the bank significant amounts from time to time depends on the fair value of these transactions.

Following is the contractual maturity schedule of the financial liabilities of the Company (including interest) at undiscounted amounts:

As of December 31, 2016

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Trade payables	5	-	-	-	5
Other accounts payable	318	-	-	-	318
Debentures	1,692	3,666	2,719	5,691	13,768
Loans from banks	119	1,999	656	187	2,961
Financial derivatives, net	(48)	(118)	(84)	(322)	(572)
Financial guarantees *)	-	-	-	-	-

	2,086	5,547	3,291	5,556	16,480

As of December 31, 2015

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Trade payables	3	-	-	-	3
Other accounts payable	208	-	-	-	208
Debentures	1,511	3,089	3,378	6,949	14,927
Loans from banks	56	537	782	238	1,613
Financial derivatives, net	(37)	(316)	(67)	(178)	(598)
Financial guarantees *)	-	-	-	-	-

	1,741	3,310	4,093	7,009	16,153

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

*)	The settlement date of financial guarantees granted to secure the liabilities of the wholly-owned subsidiaries amounting to NIS 865 million and NIS 1,171 million as of December 31, 2016 and 2015, respectively has not yet been determined and depends on future circumstances.

c)	Fair value attributed to the Company

Below is the carrying amount and fair value of the groups of financial instruments that are presented in the financial statements not at fair value:

	Carrying amount		Fair value
	December 31		December 31
	2016	2015	2016	2015
	NIS in millions
Financial liabilities

Debentures (1) (2)	10,887	11,959	11,431	12,649
Loans from banks and others (3)	2,658	1,408	2,669	1,414
Total financial liabilities	13,545	13,367	14,100	14,063

(1)	The fair value is based on quoted prices on an active market as of the reporting date, according to level 1 in the fair value hierarchy.

(2)	Does not include the balance of Debentures (Series B and F) amounting to NIS 321 million, which were redeemed in full on January 2017, and as of the reporting date bears no interest.

(3)	The fair value for fixed interest loans is based on valuation techniques, according to level 2 in the fair value hierarchy. The fair value of variable interest loans approximates their nominal value. For additional information, refer to Notes 2l and 37b to the consolidated financial statements.

The carrying amount of cash and cash equivalents, other accounts receivable, long-term loans and deposits, credit and loans from banks, trade payables and other accounts payable approximate their fair value.

d)	Classification of financial instruments attributed to the Company by fair value ranking

Financial instruments presented at fair value on the balance sheet are classified, by groups having similar attributes, on the following fair value ranking, determined in accordance with the source of data used in determination of fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.
Level 2:	Data other than quoted prices included in Level 1, which may be directly or indirectly observed.
Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

During 2016, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

C.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

e)	Derivatives and hedges

1)	The following tables present information about cross-currency swaps, interest rate swaps and forward contracts:

						Remaining average
		Outstanding notional		Linkage basis/ Interest	Linkage basis /	effective
Transaction type	Denomination	amount - NIS in millions		receivable *(	Interest payable *(	duration	Fair value - NIS in millions
		31.12.16	31.12.15				31.12.16	31.12.15
Cross currency
	Euro-NIS	3,984	4,133	CPI linked, 1.10%-5.35%	Fixed, 2.15%-6.36%	7.5	440	278
		40	50	CPI linked, 4.95%	Variable, L+1.35%	1.2	21	26
		86	196	nominal 1.3%	Varible 0.71%	3.3	13	39
		531	531	nominal 2.63% 2.64%	Variable L	3.3	124	105

	USD-NIS	238	238	CPI linked, 3.56%-4.57%	Fixed, 5.38%-5.97%	5.8	0 **)	(20)
		-	80	-	-	-	-	4
		150	150	Telbor + 0.7%	Fixed, 3.53%	0.7	12	8
		243	243	Nominal 2.67%	Variable L	3.3	(2)	(3)

	C$-NIS	387	398	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	5.3	94	90

		-	40	-	-	-	-	11
		1,139	288	nomina 1.80%-4.00%	Fixed, 2.85%-4.95%	8.3	67	42
		100	100	Telbor + 0.7%	Fixed 3.37%	0.7	28	27

	USD-Brazilian
	Rial	-	814	-	-	-	-	144
	NIS-Brazilian
	Rial	92	273	CPI linked 2.60%	Brazil CPI linked 3.79%	1.0	16	111

	Different
Forward contracts	currencies	2,704	1,796			Short term	(15)	(5)

							798	857

Net proceeds from SWAP CSA transactions							(277)	(152)

							521	705

*)	"L" represents Interbank base-rate related to the currency of the transaction.
**)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

2)	Derivatives attributed to the Company are presented on the financial statements as follows:

	December 31
	2016	2015
	NIS in millions
Current assets	67	45
Non-current assets	490	680
Current liabilities	(36)	(20)

	521	705

3)	The Company has loans denominated in foreign currency and currency forward contracts, which were designated by the company as hedge instrument for spot and forward hedge, respectively. In addition, the Company has cross currency swap transactions designed to hedge its exposure to exchange rates fluctuations. Swap transactions terms have aligned with the respective periods of the Company's foreign currency cash flows exposures. Although the swap transactions are defined as economic hedge these transactions were not designated as accounting hedges.

f)	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax gain (loss) for the year of a 1% increase in interest rate *)	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions

31.12.2016	(21)	(1)	(11)	(3)
31.12.2015	(7)	(4)	(13)	(3)

*)	Decrease in interest rates would affect profit or loss by the same amounts, but in an opposite direction.

	Sensitivity analysis of financial balances to absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+ 2%	+ 1%	- 1%	-2%
	NIS in millions

31.12.2016	(207)	(104)	104	207
31.12.2015	(220)	(110)	110	220

	Sensitivity analysis of derivatives – absolute changes in Consumer Price Index
Impact on pre-tax income (loss)	+ 2%	+ 1%	- 1%	-2%
	NIS in millions

31.12.2016	114	57	(57)	(115)
31.12.2015	122	61	(62)	(124)

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

c.	Disclosure regarding financial liabilities attributed to the Company (Cont.)

	Sensitivity analysis of financial derivatives – relative changes in exchange rates
Impact on pre-tax income (loss)	+ 10%	+ 5%	- 5%	-10%
	NIS in millions
31.12.2016

Change in exchange rate of €	(491)	(244)	243	487
Change in exchange rate of U.S.$	(70)	(35)	35	69
Change in exchange rate of C$	(173)	(87)	87	173
Change in exchange rate of Brazilian real	(8)	(4)	4	8

31.12.2015

Change in exchange rate of €	(544)	(269)	267	533
Change in exchange rate of U.S.$	(1)	(1)	-	-
Change in exchange rate of C$	(74)	(37)	37	74
Change in exchange rate of Brazilian real	(83)	(42)	42	83

	Sensitivity analysis of financial derivatives – relative changes in exchange rates
Effect on pre-tax equity (accounting hedge)	+ 10%	+ 5%	- 5%	-10%
	NIS in millions
31.12.2016

Change in exchange rate of €	(57)	(28)	28	57
Change in exchange rate of U.S.$	17	8	(8)	(17)
Change in exchange rate of C$	(86)	(43)	43	86

	Sensitivity analysis of financial derivatives – absolute changes in interest rates
Impact on pre-tax income (loss)	+ 2%	+ 1%	- 1%	-2%
	NIS in millions
31.12.2016

Change in interest on €	540	282	(313)	(672)
Change in interest on U.S.$	31	16	(17)	(35)
Change in interest on C$	198	103	(114)	(238)
Change n interest on Brazilian real	1	1	(1)	(1)
Change in interest on NIS - nominal	(238)	(124)	134	279
Change in interest on NIS - real	(683)	(350)	378	793

31.12.2015

Change in interest on €	624	327	(371)	(798)
Change in interest on U.S.$	19	10	(11)	(24)
Change in interest on C$	67	35	(37)	(77)
Change in interest on Brazilian real	24	13	(11)	(23)
Change in interest on NIS - nominal	(107)	(55)	58	119
Change in interest on NIS - real	(783)	(403)	433	909

Key assumptions for sensitivity analysis of financial instruments

See Note 37h to consolidated financial statements.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company

Taxes on income attributed to the Company

1.	For information regarding tax laws applicable to the Company, refer to Note 25a to the consolidated financial reports.

2.	For information regarding the compromise of the Company with the VAT Authorities, see Note 25n to the consolidated financial statements.

3.	Tax assessments attributed to the Company

The Company has received assessments deemed final through 2014.

4.	Tax Ruling to restructure the Gazit Canada and USA group

On March 31, 2015, the Israel Tax Authority gave its approval for a restructuring of the Gazit entities in Canada and certain Gazit entities in the United States, as follows: in the first stage, Hollywood Properties Ltd. (“Hollywood”) made a tax-free transfer of 92.5% of the shares of Gazit Canada Inc. (“Gazit Canada”) to the Company, pursuant to the provisions of Section 104C of the Income Tax Ordinance (New Version), 1961 (“Income Tax Ordinance”).

In the second stage, Golden Oak Inc. (“Golden”) made a tax-exempt transfer of 33.33% of the shares of MGN (USA) Inc. (“MGN”) to the Company, pursuant to the provisions of Section 104C of the Income Tax Ordinance.

In the third stage, the Company transferred all of its interests in the shares of Gazit 2003 Inc. (“Gazit 2003”) to Gazit Canada in return for an issuance of shares, pursuant to the provisions of Section 104A of the Income Tax Ordinance.

In the fourth stage, Gazit Canada and Gazit 2003 were amalgamated; within the framework of the amalgamation, Gazit 2003 transferred all its assets and liabilities to Gazit Canada.

As part of the tax ruling, terms and restrictions were prescribed in relation to a future sale of transferred shares and the manner for offsetting losses with respect to the sale of the transferred shares. Pursuant thereto, it was prescribed that the date of the restructuring would be the actual share transfer date. Criteria were also set with regard to the original price of the transferred shares following the transfer and also with regard to the profits available for distribution at each of the companies. Likewise, the tax decision is contingent on full compliance with the rest of the terms set forth in the tax decision, and is also subject to the conditions of Part Two of the Income Tax Ordinance.

5.	Carry-forward losses for tax purposes attributed to the Company

The Company has carry-forward losses for tax purposes. With respect to the tax benefit associated with these losses, the Company has recognized deferred tax assets that their balance as of the reporting date was NIS 95 million (2014 – NIS 24 million), which have been offset against the deferred tax liability of the Company.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

6.	Deferred taxes attributed to the Company

Composition

	December 31
	2016	2015
	NIS in millions

Revaluation of financial investments to fair value	(95)	(24)
Carry-forward losses	95	24
Investment in subsidiary	(1)	(1)

	(1)	(1)

The deferred taxes computed with accordance to tax rate on the reporting date of 24% and 23% which is the tax rate that expected at the time of reversal and with respect of consolidated entities according to the tax rate that applicable with respect to the timing difference.

d.	Disclosure regarding balances of deferred tax assets / liabilities attributed to the Company, and disclosure regarding tax revenues / expenses attributed to the Company (Cont.)

7.	Taxes on income attributed to the Company included in profit or loss

	Year ended December 31
	2016	2015	2014
	NIS in millions

Current taxes	13	(26)	(6)
Deferred taxes	-	8	(31)
Prior years taxes	(1)	-	-

	12	(18)	(37)

8.	In 2015 NIS 73 million current income tax expenses were recorded directly to equity in currency translation reserve.

f.	Loans, balances and material engagements with subsidiaries

1.	Balances with subsidiaries

a)	Composition

	December 31
	2016	2015
	NIS in millions
Current assets

Current maturities of long-term loans	29	187
Preferred shares of subsidiary	-	329

Non-current assets

Investments in subsidiaries	15,560	13,593
Long-term loans and debt (see section 4 below)	5,723	5,610

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

b)	The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal as of the reporting date amounts to NIS 1,417 million. For more information, see Note 26b(1) to the consolidated financial statements.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company amounts to NIS 865 million.

2.	Transactions with related companies

	Year ended December 31
	2016	2015	2014
	NIS in millions

Management fees income 3(a), 3(b) and 3(C)	3	2	2
Finance income	198	229	273

3.	Engagements

a)	The Company has entered into agreements with foreign subsidiaries, whereby the Company would provide them with management services in exchange for a fixed fee. The management fees charged by the Company to these subsidiaries in 2016 and 2015 amounted to NIS 1 million.

b)	The Company entered into an agreement for providing a Board Chairman services to Gazit Development by a Company’s officer in return for monthly management fee amounting to NIS 60 thousand effective from September 1, 2015

c)	For information regarding management fees from Norstar Israel, see Note 37d to the consolidated financial statement.

4.	Loans to Subsidiaries

	Linkage		December 31
	basis	Interest rate	2016	2015
		%	NIS in millions

Wholly-owned subsidiaries in USA	U.S.$	L+ 2	693	181
Wholly-owned subsidiaries in Canada	C$	L + 2.5	10	13
Wholly-owned subsidiaries in Germany	€	E + 2.5	217	221
Wholly-owned subsidiary in the Netherlands	U.S.$	L + 4.9	56	161
Wholly-owned subsidiary in the Netherlands	€	E + 3.6	1,467	1,541
Wholly-owned subsidiaries in the Jersey island	€	E + 2.45-5	1,425	1,529
Gazit Globe Israel (Development) Ltd.	NIS	4	-	12
	NIS	wholesaler interest 2.25- 2.75	280	485
	NIS	Prime Rate + 1.50	70	70
	Linked NIS	4-7.17	1,277	1,297
		€6.4	4	28
	€	L + 2.5	2	6
Wholly-owned subsidiaries in Israel	NIS	3.05	262	258
Other balances	-	-	(11)	(5)

			5,752	5,797

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

5.	Maturities

NIS in
millions

Year 1	29
Year 2	232
Year 3	4,397
Renewable annually *)	261
Undetermined **)	833

5,752

*)	Loans to subsidiaries renew for an additional 1-year term, unless either party announces that the loan would not be renewed, pursuant to provisions of the agreement.

**)	The Company and its wholly owned subsidiary are examining the repayment dates.

6.	Investments in subsidiaries

a)	For details of EQY’s merger with REG and the effect of the merger on the financial statements of the Company, refer to Note 9d to the consolidated financial statements.

b)	For details regarding the purchase of 4.6 million CTY’s shares in consideration for € 9.6 million (NIS 40 million) in the stock market, refer to Note 9f5 to the consolidated financial statements.

c)	During 2016, the Company redeemed preferred shares issued to it by a Canadian subsidiary amounting to approximately NIS 404 million.

d)	For details regarding Gazit Development’s issuance of a capital note to the Company in the amount of NIS 375 million, refer to note 9g to the consolidated financial statements.

e)	For details regarding the sale of 9 million FCR shares for a gross consideration of C$ 185 million, refer to Note 39a to the consolidated financial statements, upon completion of the sale, the Company will discontinue the consolidation of the financial statements of FCR.

GAZIT-GLOBE LTD.
ADDITIONAL DETAILS TO THE SEPARATE FINANCIAL INFORMATION

e.	Loans, balances and material engagements with subsidiaries (Cont.)

7.	Dividends received from subsidiaries

	Year ended December 31
	2016	2015	2014
	NIS in millions

Citycon OYJ	244	164	157
Other	-	-	13
	244	164	170

g.	Equity attributed to the Company's shareholders

1.	For information regarding a grant of equity instruments to the Company CEO subsequent to the reporting date, refer to Notes 37c3 to the consolidated financial statements.

2.	For update in dividend distribution policy of the Company, refer to Note 27g to the consolidated financial statements.

h.	Additional Information

1.	On November 27, 2016, the Company announced the termination of Ms. Rachel Lavine’s service as the CEO of the Company and as a director thereof. Her replacement in this position will be Mr. Dori Segal, who serves as a director of the Company. The changeover went into effect on January 19, 2017. For details regarding Mr. Dori Segal’s terms of employment, refer to Note 37c2a to the financial statements and Regulation 21 in the Additional Details chapter of the Company’s Periodic Report.

2.	On August 3, 2016, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

On November 22, 2016, the Midroog rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAa3’, with a stable outlook.

3.	For information regarding the Law to Promote Competition and Reduce Concentration, see Note 2A to the consolidated financial statements.

i.	Events subsequent to the reporting date

1.	On March 26, 2017, the Company declared a dividend in the amount of NIS 0.35 per share (a total of approximately NIS 68.4 million), payable on April 24, 2017 to the shareholders of the Company on April 12, 2017.

----------------------

CHAPTER F

Annual Report regarding the Effectiveness of the Internal Control over the Financial Reporting and the Disclosure

In Accordance with Regulation 9B of the Israeli Securities Regulations (1970)

GAZIT-GLOBE LTD.
Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Attached herewith is the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Regulation 9B of the Israeli Securities Regulations (1970):

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation's financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Dori J. Segal, CEO and Vice Chairman of the Board of Directors;

2.	Adi Jemini, Executive Vice President and CFO;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation's existing controls and procedures, which were designed by the CEO and the most senior officer in the finance area or under their supervision, or by another party actually executing their functions, under the supervision of the Corporation's Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the applicable laws, and to ensure that information the Corporation is required to disclose in the statements it publishes under applicable laws is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to another party actually executing their functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not provide complete assurance that a misrepresentation or omission of information in the statements will be prevented or discovered.

Management, under the supervision of the Board of Directors, performed an examination and evaluation of the internal control over the Corporation's financial reporting and of disclosure and its effectiveness.

The evaluation of the effectiveness of the internal control over the financial reporting and the disclosure, which management performed, under the supervision of the Board of Directors, included: assessing the financial reporting and disclosure risks at the consolidated Corporation level, assessing the processes and determining which of these are the most material for financial reporting and disclosure, assessing the relevant business units for the purpose of evaluating the effectiveness of internal control, documenting the Corporation’s existing controls, evaluating the effectiveness of control planning and analyzing the existing control gaps, remedying control planning deficiencies and testing compensatory controls, evaluating the effectiveness of the operation of the controls and evaluating the overall effectiveness of internal control.

The internal control components are: entity level controls (ELC), controls over the process of preparing the financial statements and their closing, and IT general controls (ITGC). The processes identified by management as highly material processes with respect to financial reporting and disclosure are as follows: the investment property process (including rental income, property operating expenses and the appraisal of investment property) and the treasury process.

Based on the effectiveness evaluation performed by management under the supervision of the Board of Directors as described above, the Corporation's management and Board of Directors reached the conclusion that internal control over the Corporation's financial reporting and disclosure, as of December 31, 2016, is effective.

GAZIT-GLOBE LTD.
Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

Officers’ Declarations

A.	Declaration of the CEO in accordance with Regulation 9B(d)(l):

Officers’ Declaration

Declaration of the CEO

I, Dori J. Segal, declare that:

(1)	I have examined the periodic report of Gazit-Globe Ltd. (the “Corporation”) for 2016 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, and I have presented in this report the conclusions of the Board of Directors and management regarding the effectiveness of internal control as stated as of the date of the Statements.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 26, 2017
Dori J. Segal,
CEO and Vice Chairman of the Board of Directors

GAZIT-GLOBE LTD.
Chapter F – Annual Report regarding the Effectiveness of Internal Control over the Financial Reporting and the Disclosure

B.	Declaration of the most senior officer in the finance area in accordance with Regulation 9B(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Adi Jemini, declare that:

(1)	I have examined the financial statements and other financial information included in the statements of Gazit-Globe Ltd. (the "Corporation") for 2016 (the “Statements”);

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the financial statements and the other financial information included in the Statements, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under our supervision, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence of controls and procedures under my supervision, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	Have evaluated the effectiveness of internal control over financial reporting and disclosure, to the extent it relates to the financial statements and to the other financial information included in the Statements as of the date of the Statements; my conclusions regarding my evaluation as stated were presented to the Board of Directors and management and are included in this report.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

March 26, 2017
Adi Jemini, Vice President and CFO

USA
CANADA
EUROPE
ISRAEL
BRASIL

GAZIT GLOBE
1 HaShalom Rd. Tel Aviv 6789201, Israel
Tel: 972-3-6948000. www.gazit-globe.com